, 2004

Dear Fellow Viad Stockholder:

      On                     , 2004, our board of directors approved a pro rata distribution to Viad stockholders of all of the shares of MoneyGram International, Inc., a wholly owned subsidiary of Viad Corp that conducts Viad’s global payment services business. If you were a Viad stockholder on                     , 2004, the record date for the distribution, you will become a stockholder of MoneyGram.

      We believe that the spin-off will create two strong and focused businesses with promising opportunities for growth and enhanced stockholder value. As a separate, independent company, MoneyGram will be better positioned to provide consumers and businesses with affordable, reliable and convenient payment services. The remaining businesses of Viad will continue to provide high-quality services addressing the needs of trade show and exhibit customers, as well as unique travel and recreation opportunities in the northern United States and Canada.

      In the distribution, you will receive one share of MoneyGram common stock for each share of Viad common stock that you held at the close of business on the record date.

      Your current shares of Viad common stock will continue to represent your equity ownership in Viad’s remaining businesses, which we refer to as “New Viad.” We expect that shares of MoneyGram common stock will trade on the New York Stock Exchange, Inc. under the ticker symbol “MGI.” Viad common stock will continue to trade under the ticker symbol “VVI.”

      The enclosed information statement is being sent to you to explain the distribution in detail and provide important information regarding MoneyGram and New Viad. We urge you to read it carefully. Please note that stockholder approval is not required for the distribution, and holders of Viad common stock are not required to take any action to participate in the distribution. Thus, we are not asking you for a proxy.

      We look forward to your continued support as a stockholder in Viad and MoneyGram.

Very truly yours,

Robert H. Bohannon
Chairman, President and Chief Executive Officer

, 2004

Dear Fellow MoneyGram Stockholder:

      On behalf of the entire team at MoneyGram International, Inc., I wish to welcome you as a stockholder in our company.

      The board of directors of Viad Corp has approved the distribution to Viad stockholders of all the outstanding shares of MoneyGram common stock. Upon consummation of the distribution, MoneyGram International, Inc. will be a separate, independent public company. Following the spin-off, we expect that MoneyGram common stock will be listed on the New York Stock Exchange, Inc. and will trade under the symbol “MGI.”

      We would like to take this opportunity to introduce you to our company. We conduct a leading global payment services business with over 60 years of operating performance, and our mission is to provide consumers and businesses with affordable, reliable and convenient payment services.

      We are very excited about our prospects as an independent company. We are committed to building value for you, our stockholders, by expanding our core businesses through focused growth strategies.

      I invite you to learn more about us and our business by reviewing the enclosed information statement.

      Welcome, again, to our company.

Very truly yours,

Philip W. Milne
President and Chief Executive Officer

Preliminary Information Statement
(Subject to Completion, Dated December 29, 2003)

      Viad Corp is furnishing this information statement to its stockholders in connection with the distribution by Viad to its stockholders of all of the issued and outstanding shares of common stock of MoneyGram International, Inc., which will result in the separation of Viad’s global payment services business from its other businesses. As of the date of this information statement, Viad owns all of the MoneyGram common stock.

      In the distribution, Viad will distribute all of the MoneyGram common stock on a pro rata basis to Viad stockholders. Each of you, as a Viad stockholder, will receive one share of MoneyGram common stock for each share of Viad common stock that you held at the close of business on                     , 2004, the record date. The distribution will be effective at 11:59 p.m. on                     , 2004. The distribution is intended to be tax-free to Viad and its stockholders for U.S. federal income tax purposes, and Viad has conditioned the spin-off on the receipt of a favorable ruling from the U.S. Internal Revenue Service to that effect.

      No vote of Viad stockholders is required in connection with the distribution.

      There is no current trading market for MoneyGram common stock. However, we expect that a limited market, commonly known as a when-issued trading market, for MoneyGram common stock will develop on or shortly before the record date for the distribution, and we expect regular way trading of MoneyGram common stock will begin the first trading day after the distribution. We intend to file a listing application with the New York Stock Exchange, Inc. to list MoneyGram common stock for trading under the symbol “MGI.”

      In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 18.

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is                     , 2004.

Viad first mailed this information statement to its stockholders on                     , 2004.

QUESTIONS AND ANSWERS

What is the spin-off?

      The spin-off is the method through which Viad Corp will separate its existing businesses into two independent, publicly-traded companies:

•	MoneyGram International, Inc., consisting of the global payment services business; and

•	New Viad, consisting of the convention and event services, exhibit design and construction and travel and recreation services businesses. See “The Spin-Off.”

Why is Viad separating MoneyGram and New Viad?

      Viad believes that the separation will allow each of MoneyGram’s and New Viad’s management to focus more clearly on each business and create promising opportunities for growth and enhanced stockholder value. Further, the separation will eliminate any competition for capital between Viad’s two primary businesses, which MoneyGram and Viad believe will enhance the businesses’ opportunities for growth. As an independent public company, MoneyGram expects to have direct access to the capital markets, enabling it to issue equity and debt more easily and on more favorable terms. As a “pure-play” payment services company, MoneyGram expects that its ability to pursue acquisitions and joint ventures will be enhanced as a result of having a more focused equity currency. Finally, the separation will enable each of MoneyGram and New Viad to offer its key employees compensation directly linked to the performance of its business, which they expect will enhance their ability to attract, retain and motivate qualified personnel.

What steps will Viad take to complete the spin-off?

      Prior to the completion of the spin-off, Travelers Express Company, Inc., a direct, wholly owned subsidiary of Viad Corp that currently conducts the global payments services business, will be merged with a subsidiary of MoneyGram International, Inc. and MoneyGram will make a cash payment to Viad Corp of approximately $150 million. In addition, Viad expects that Travelers Express Company, Inc. will pay Viad cash dividends in the amount of the net income of Travelers Express Company, Inc. in 2004 to the date of the completion of the spin-off. Viad also expects that, prior to the completion of the spin-off, Travelers Express Company, Inc. will pay Viad tax sharing payments of an aggregate of approximately $35 million.

      Viad and MoneyGram will enter into a separation and distribution agreement, a tax sharing agreement, an employee benefits agreement and an interim services agreement, each of which will govern the relationship between Viad and MoneyGram following the completion of the spin-off.

      In connection with the spin-off, Viad expects to redeem all currently outstanding shares of its preferred stock, make tender offers to purchase its outstanding public notes and subordinated debentures and seek to eliminate substantially all of the restrictive covenants in the instruments governing this indebtedness. Viad also expects that all of its outstanding commercial paper and certain other previously existing indebtedness will be repaid at the time of the completion of the spin-off.

Are there any conditions to the spin-off being completed?

      Yes. Viad will not complete the spin-off unless the following conditions are satisfied, although Viad may determine, in its sole discretion, to waive any or all of these conditions:

•	it receives a letter ruling from the Internal Revenue Service that the spin-off will be tax-free to Viad and its stockholders for U.S. federal income tax purposes;

•	each of New Viad and MoneyGram has in place separate and acceptable new credit agreements;

•	an investment grade long-term credit rating for MoneyGram has been confirmed;

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•	a sufficient percentage of holders of Viad’s notes and subordinated debentures have tendered their debt instruments to Viad and have consented to amend the respective indentures to, among other things, eliminate substantially all of the restrictive covenants contained in those indentures;

•	the MoneyGram common stock has been approved for listing on the New York Stock Exchange, Inc.;

•	the MoneyGram common stock has been registered under the Securities Exchange Act of 1934;

•	there shall not have occurred any material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of MoneyGram or New Viad, including, among other things, any such effect resulting from or arising in connection with any terrorist attacks or the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other similar calamity or crisis;

•	any material governmental consents and authorizations necessary for the spin-off have been received; and

•	the separation and distribution agreement, the interim services agreement, the employee benefits agreement and the tax sharing agreement, each between MoneyGram and Viad, are in place and effective.

      In addition, Viad’s board of directors must give final approval of the spin-off and formally declare the dividend distribution of MoneyGram common stock.

      See “The Spin-Off” and “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram.”

What will I receive in the spin-off?

      For every one share of Viad common stock that you hold at the close of business on                     , 2004, you will receive one share of MoneyGram common stock. See “The Spin-Off.”

What will happen to Viad and my existing Viad common stock as a result of the spin-off?

      After the completion of the spin-off, Viad will continue to own and operate its convention and event services, exhibit design and construction and travel and recreation services businesses, which we refer to as “New Viad.” Viad common stock will continue to trade on the New York Stock Exchange, Inc. under the symbol “VVI.”

What is the accounting treatment for the spin-off?

      Despite the fact that MoneyGram International, Inc. is being spun-off from Viad Corp, due to the relative significance of MoneyGram International, Inc. to Viad Corp for accounting purposes, MoneyGram International, Inc. will be considered the divesting entity. As a result, MoneyGram International, Inc. will be the “accounting successor” to Viad Corp and we have presented the historical financial information of Viad Corp as the financial information for MoneyGram International, Inc. in this information statement. See “Unaudited Pro Forma Consolidated Financial Information of MoneyGram International, Inc.”

Will I be taxed on the shares of MoneyGram that I receive in the spin-off?

      Viad has conditioned the spin-off on the receipt of a favorable private letter ruling from the Internal Revenue Service to the effect that, for U.S. federal income tax purposes, the spin-off generally will be tax-free to Viad stockholders. See “The Spin-Off.”

      Any such tax ruling, however, will not address state, local or foreign tax consequences for Viad stockholders. You should consult your tax advisor as to the particular tax consequences to you of the spin-off.

What do I have to do to participate in the spin-off?

      Nothing, except continue to own Viad common stock on the record date. We intend to use a book-entry system to distribute shares of MoneyGram common stock. This means that your ownership of MoneyGram common stock will be recorded in the records maintained by our transfer agent. MoneyGram stock certificates will not be issued unless you request one.

      You do not need to, and should not, mail in your certificates of Viad common stock to receive your MoneyGram common stock in the spin-off.

When will the spin-off occur?

      The spin-off is expected to be completed on or around                     , 2004 if the conditions to the spin-off are satisfied or waived.

On which exchange will MoneyGram common stock trade?

      We intend to file an application to list the shares of MoneyGram on the New York Stock Exchange, Inc. under the symbol “MGI.”

When will I be able to buy and sell MoneyGram common stock?

      Regular trading of MoneyGram common stock will begin on                     , 2004. A form of interim trading, called when-issued trading, may occur for MoneyGram common stock on or before                     , 2004. “When-issued” trading reflects the value at which the market expects the MoneyGram common stock to trade after the completion of the spin-off. If when-issued trading develops, you will be able to buy and sell MoneyGram common stock before the completion of the spin-off. None of these trades, however, will settle until after the spin-off, when regular trading in MoneyGram common stock will begin. If the spin-off does not occur, all when-issued trading will be null and void. If when-issued trading occurs, the listing for MoneyGram common stock will be under the trading symbol “MGI” and accompanied by the letters “wi.” See “The Spin-Off — Trading between the Record Date and the Distribution Date.”

How will New Viad common stock trade?

      Viad common stock will continue to trade on a regular basis through the date of the spin-off.

      We expect that ex-distribution trading for Viad common stock may develop before the spin-off date. “Ex-distribution” trading means that you may trade Viad common stock before the completion of the spin-off, but on a basis that reflects the value at which the market expects the Viad common stock to trade after the spin-off. If ex-distribution trading develops, you may buy and sell those shares before the completion of the spin-off. None of these trades, however, will settle until after the completion of the spin-off, when regular trading in Viad common stock has begun. If the spin-off does not occur, all ex-distribution trading will be null and void.

      If ex-distribution trading occurs, the listing for Viad common stock will be accompanied by the letters “wi.”

What will be the relationship between New Viad and MoneyGram after the spin-off?

      After the completion of the spin-off, Viad will not own any MoneyGram common stock, MoneyGram will not own any Viad common stock, and the two companies will be separate, independent public companies. Prior to the completion of the spin-off, MoneyGram will enter into the following agreements with Viad:

•	a separation and distribution agreement;

•	an employee benefits agreement;

•	an interim services agreement; and

•	a tax sharing agreement.

      These agreements will outline the specifics of the spin-off itself and govern the ongoing relationship between MoneyGram and Viad after the completion of the spin-off. See “Relationship between New Viad and MoneyGram.”

Do MoneyGram or New Viad plan to pay dividends?

      Neither MoneyGram nor New Viad has made any determination as to whether it will pay any dividends after the spin-off. Any decision to pay dividends will be at the discretion of the board of directors of MoneyGram and New Viad in accordance with applicable law.

Are there risks to owning New Viad or MoneyGram common stock?

      You should read this entire information statement carefully. MoneyGram’s global payment services business and New Viad’s convention and event services, exhibit design and construction and travel and recreation services businesses are subject to general and specific business risks. In addition, the spin-off presents other risks relating to the nature of the spin-off transaction itself, risks relating to MoneyGram being an independent public company, and risks relating to New Viad’s businesses after the completion of the spin-off. These risks are described under “Risk Factors.” We encourage you to read that section carefully when evaluating whether and for how long you should retain your Viad common stock and the MoneyGram common stock you will receive in the spin-off.

Where can Viad stockholders get more information?

      Before the completion of the spin-off, you should direct inquiries relating to the spin-off to:

Viad Corp

       Investor Relations Department
       1850 N. Central Ave. MS# 820
       Phoenix, AZ 85004
       phone: 602-207-2681
       fax: 602-207-2832
       www.viad.com

      After the completion of the spin-off, you should direct inquiries relating to your investment in MoneyGram common stock to:

MoneyGram International, Inc.

       Investor Relations Department
       MoneyGram National Headquarters
       1550 Utica Avenue South
       St. Louis Park, MN 55416
       www.temgweb.com

and inquiries relating to your investment in New Viad common stock to:

Viad Corp

       Investor Relations Department
       1850 N. Central Ave. MS# 820
       Phoenix, AZ 85004
       phone: 602-207-2681
       fax: 602-207-2832
       www.viad.com

      Information on the websites listed above does not constitute part of this information statement.

SUMMARY
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
THE SPIN-OFF
DIVIDEND POLICY OF MONEYGRAM
CAPITALIZATION OF VIAD CORP (Accounting Predecessor to MoneyGram International, Inc.)
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF MONEYGRAM INTERNATIONAL, INC. (Accounting Successor to Viad Corp)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF VIAD CORP (Accounting Predecessor to MoneyGram International, Inc.)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VIAD CORP (Accounting Predecessor to MoneyGram International, Inc.)
BUSINESS OF MONEYGRAM
MANAGEMENT OF MONEYGRAM
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MONEYGRAM
DESCRIPTION OF CAPITAL STOCK OF MONEYGRAM
FINANCING ARRANGEMENTS OF MONEYGRAM
DIVIDEND POLICY OF NEW VIAD
CAPITALIZATION OF NEW VIAD
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF NEW VIAD
SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF NEW VIAD
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NEW VIAD
BUSINESS OF NEW VIAD
MANAGEMENT OF NEW VIAD
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEW VIAD
DESCRIPTION OF CAPITAL STOCK OF NEW VIAD
FINANCING ARRANGEMENTS OF NEW VIAD
INDEMNIFICATION OF DIRECTORS AND OFFICERS OF MONEYGRAM AND NEW VIAD
RELATIONSHIP BETWEEN NEW VIAD AND MONEYGRAM
WHERE YOU CAN FIND MORE INFORMATION ABOUT MONEYGRAM
WHERE YOU CAN FIND MORE INFORMATION ABOUT NEW VIAD
INDEX TO FINANCIAL STATEMENTS

      In this information statement, unless the context requires otherwise, (1) all references to the “spin-off” or the “distribution” are to the pro rata distribution by Viad Corp to its stockholders of all of the issued and outstanding shares of MoneyGram common stock, (2) “Viad” refers to Viad Corp, (3) “MoneyGram” refers to the businesses that are currently conducted by Travelers Express Company, Inc., as if such business were a separate, independent company and, with respect to periods following the spin-off, refers to MoneyGram International, Inc., (4) “we,” “us” and “our” refer to MoneyGram or Viad, as the context requires, and (5) “New Viad” refers to the businesses that will continue to be conducted by Viad following the spin-off and, with respect to periods following the spin-off, refers to Viad Corp. In this information statement, information concerning MoneyGram has been provided by MoneyGram and information concerning New Viad has been provided by Viad.

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      MoneyGram®, AgentConnect®, DeltaWorks®, ExpressPaymentsm, Flash Pay®, GameCash®, PrimeLink®, PrimeLinkplus® and Travelers Express® are trademarks of MoneyGram. GES®, GES Canadasm, ExhibitSelectsm, INTERKIT®, GES at Your Service!®, GES Servicentersm, GES National Servicentersm, HANG:RX®, Trade Show Electrical®, Exhibitgroup/ Giltspur®, ExpoTech®, Exhibitgroup®, Maxim®, E’LANsm, EMAX®, egXpresssm, eg@worksm, LUMA2 & Design®, Royal Glacier Tours®, Red Bus designsm, Jammer Amber® and WAM! The Wireless Ambassador® are trademarks of Viad. This information statement also includes references to trademarks, service marks and trade names of other entities.

SUMMARY

      This summary highlights selected information from this information statement concerning MoneyGram, New Viad and the spin-off. More detailed discussions of the information summarized below are contained elsewhere in this information statement. You should read this entire information statement, including the risk factors and the historical and pro forma financial statements and notes to those statements, included in this information statement.

The Spin-Off

      The following is a brief summary of the terms of the spin-off:

Distributing Company	Viad Corp. After the completion of the spin-off, New Viad will not own any shares of MoneyGram common stock.

Distributed Company	MoneyGram International, Inc., currently a wholly owned subsidiary of Viad Corp. After the spin-off, MoneyGram will be a separate, independent public company and will not own any shares of New Viad common stock.

Shares to be Distributed	Approximately shares of MoneyGram common stock, par value $0.01 per share. The shares of MoneyGram common stock to be distributed will constitute all of the outstanding shares of MoneyGram common stock immediately after the completion of the spin-off.

Distribution Ratio	One share of MoneyGram common stock for each share of Viad common stock that you hold at the close of business on the record date for the distribution.

Record Date	Close of business on , 2004

Distribution Date	, 2004

Distribution	Shortly after the distribution date, the transfer agent will distribute the shares of MoneyGram common stock by crediting these shares to book-entry accounts established by the transfer agent for persons that were Viad stockholders on the record date. You will not be required to make any payment or to surrender or exchange your Viad common stock or take any other action to receive your shares of MoneyGram common stock.

Under the separation and distribution agreement between MoneyGram and Viad, Viad may terminate the distribution without liability at any time prior to the time that the distribution is effected. See “The Spin-Off.”

Transfer Agent

New York Stock Exchange Symbol for MoneyGram	MoneyGram intends to file a listing application to have MoneyGram common stock listed on the New York Stock Exchange, Inc. under the symbol “MGI.”

New York Stock Exchange Symbol for New Viad	After the completion of the spin-off, New Viad common stock will continue to trade on the New York Stock Exchange, Inc. under the symbol “VVI.”

Trading Market	We expect when-issued trading for MoneyGram common stock and ex-distribution trading for Viad common stock to occur before the distribution date. See “The Spin-Off — Trading between the Record Date and Distribution Date.”

Risk Factors	The distribution and ownership of MoneyGram and Viad common stock involve various risks. See “Risk Factors.”

Tax Consequences	Viad has conditioned the spin-off on, among other things, the receipt of a favorable private letter ruling from the Internal Revenue Service to the effect that the spin-off qualifies as a tax-free distribution for U.S. federal income tax purposes. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Relationship between New Viad and MoneyGram After the Spin-Off	After the completion of the spin-off, New Viad and MoneyGram will be independent, publicly owned companies. Viad and MoneyGram have entered into several agreements to define their ongoing relationship after the completion of the spin-off. See “Relationship between New Viad and MoneyGram.”

Stock Options and Restricted Stock Grants	At the time of the completion of the spin-off, all outstanding options to purchase Viad common stock will be adjusted to consist of options to purchase the same number of shares of New Viad common stock and options to purchase the same number of shares of MoneyGram common stock, and all holders of outstanding shares of Viad restricted stock will receive shares of MoneyGram common stock, which will also be subject to restrictions. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

Anti-Takeover Effects	New Viad would be subject to tax if an acquisition or issuance of New Viad common stock or MoneyGram common stock triggers the application of Section 355(e) of the U.S. Internal Revenue Code of 1986, as amended, or the “Code.” MoneyGram has agreed to indemnify New Viad from any tax resulting from any acquisition or issuance of MoneyGram common stock that triggers the application of Section 355(e). Thus, Section 355(e) of the Code could discourage, delay or prevent a change of control of New Viad or MoneyGram.

In addition, some provisions of MoneyGram’s amended and restated certificate of incorporation and amended and restated by-laws and Delaware law may also have the effect of making more difficult an acquisition of control of MoneyGram in a transaction not approved by its board of directors. See “Relationship between New Viad and MoneyGram” and “Description of Capital Stock of MoneyGram.”

MoneyGram’s board of directors expects to adopt a rights agreement, with as rights agent, to protect its stockholders from coercive or otherwise unfair takeover tactics. See “Description of Capital Stock of MoneyGram — The Rights Agreement.”

Similarly, some provisions of Viad’s amended and restated certificate of incorporation and by-laws and Delaware law, as well as the existing rights agreement between Viad and Wells Fargo Bank Minnesota, N.A., as rights agent, may have the effect of making more difficult an acquisition of control of New Viad in a transaction not approved by Viad’s board of directors. See “Description of Capital Stock of New Viad.”

MoneyGram International, Inc.

      MoneyGram is a leading global payment services company. Our mission is to provide consumers and businesses with affordable, reliable and convenient payment services worldwide. We offer our products and services to consumers through our network of agents and our financial institution customers. The diverse array of products and services we offer enables consumers, most of whom are not fully served by traditional financial institutions, to make payments and to transfer money around the world, helping them meet the financial demands of their daily lives.

      Our business, which is conducted through Travelers Express Company, Inc. and its subsidiaries, including MoneyGram Payment Systems, Inc., has been in operation since 1940. In the last six years, we have added important new products and services and have expanded our business domestically and internationally. Our business currently consists of two operating segments: our global funds transfer segment and our payment services segment. Our global funds transfer segment provides consumers with domestic and international money transfers, money orders and bill payment services through our network of agents. Our payment services segment provides official check outsourcing services to financial institutions and related payment solutions to businesses. In both operating segments, our primary sources of revenue are transaction fees and revenue generated from our investment of the funds underlying the payment instruments from the time those funds are remitted to us until the transaction is completed.

      Our primary channel of distribution to consumers of our global funds transfer segment is a worldwide network of agents currently consisting of more than 100,000 locations. Currently, more than 60,000 locations around the world offer our money transfer services and more than 60,000 locations in the United States offer our money orders. Our payment services segment provides official check services through more than 15,000 branch locations of our financial institution customers. Based on the number of our transactions in 2002, we are:

•	a leading global provider of consumer money transfers, offering our MoneyGram-branded money transfer services in approximately 155 countries around the world;

•	the largest issuer of money orders in the United States, with approximately 314 million money orders issued;

•	the second largest provider of urgent bill payment services in the United States; and

•	the second largest provider of official check outsourcing services to financial institutions in the United States.

      From 1997 through 2002, we have increased our revenue and operating profit at compound annual growth rates of 30 percent and 28 percent, respectively. We achieved this growth through:

•	our June 1998 acquisition of MoneyGram Payment Systems, Inc., which today forms the foundation of our consumer money transfer business and has grown from serving approximately 105 countries in 1997 to approximately 155 countries in 2002;

•	increasing the number of consumer money transfer agent locations from approximately 21,000 in 1997 to over 57,000 by 2002;

•	increasing the number of money order agent locations from approximately 41,000 in 1997 to over 60,000 by 2002; and

•	increasing our average investable balances, primarily attributable to our official check outsourcing services, from approximately $1.6 billion in 1997 to approximately $6.1 billion in 2002.

MoneyGram Competitive Advantages

      We believe that our success results from a combination of key assets and competencies, including:

•	Strong Value Proposition. We believe that our products and services provide consumers, as well as our agents and financial institution customers, with a recognizable value. We offer consumer money transfer and urgent bill payment services that are generally less expensive than those offered by our primary competitor and that include features and services that are not typically found with smaller, niche competitors, including delivery in as little as ten minutes, 24 hours a day, seven days a week customer service and receiver choice of delivery location. Our official check outsourcing services provide our financial institution customers with a suite of services, including imaged checks and branch level and internet reporting of activity, generally at a lower cost than the financial institutions would incur if they were to perform these services themselves.

•	Advanced Proprietary Technology. We believe that our advanced proprietary technology in each of our operating segments gives us a significant competitive advantage. The technology that we use in our central processing functions is both flexible and scalable and can support increased transaction volume and continued innovation without requiring fundamental change. In addition, our flexible point-of-sale technology options provide our agents with a variety of means to efficiently provide money transfers, bill payment services and money orders.

•	Broad Consumer Recognition and Consumer Loyalty. We believe that our key brands — MoneyGram and Travelers Express — are well-known and established, and that the primary consumers of our products and services associate our brands with quality payment services at an affordable price. As a result, we believe that these consumers are loyal to our products and services.

•	Extensive Domestic and International Retail Agent Network. Currently, we offer money orders through over 60,000 retail agent and bank locations in the United States, and offer money transfer services through a network of over 60,000 agent locations in approximately 160 countries. Our money transfer agent locations in the United States are focused in ethnic neighborhoods, allowing us to compete effectively for money transfers that are originated in the United States, while our international agent locations include key agents in high-volume markets around the world, including many in remote areas not well served by traditional financial institutions. International money transfers, including money transfers that originate outside of the United States, are a rapidly growing part of the money transfer industry and we believe that our international agent locations provide us with the ability to take advantage of this growth.

•	Strong Relationships with Agents and Financial Institution Customers. In our global funds transfer segment, we have long-term contracts with some of the largest and most recognized retail chains, financial institutions and post offices in the world, including: Wal-Mart Stores, Albertson’s, Safeway, Publix, Harris Teeter, Circle K, Ace Cash Express, Bancomer, the United Kingdom Post Office, the Canadian Post Office and the Italian Postal Service. Customers of our payment systems segment include a variety of U.S. financial institutions, such as major retail banks, regional banks, community banks, savings banks and credit unions, including Wachovia, U.S. Bancorp, Compass Bankshares, Huntington, Branch Banking and Trust Company (or BB&T) and Charter One Bank.

MoneyGram Growth Strategies

      Our growth strategies include:

•	Continuing to Provide Consumers, Agents and Financial Institution Customers with a Strong Value Proposition. We believe that the products and services we offer provide consumers, agents and financial institution customers with recognizable value. We intend to continue to capitalize on this value proposition by developing and implementing marketing and other communication programs targeting consumers and businesses that reinforce this value proposition. In addition, we will continue to implement multiple pricing strategies to customize our pricing for different send and receive corridors in response to changes in competition, and we will continue to introduce our multi-currency system, which allows consumers to know the exact amount of currency that will be available for delivery. We also intend to develop loyalty programs that reward our most productive and loyal consumers and agents.

•	Expanding Our Distribution Channels and Creating New Delivery Methods. We intend to take advantage of the growth potential that we believe exists in our industry by expanding our distribution channels, creating new delivery methods and targeting the rapidly growing immigrant populations in host countries. We plan to maintain and expand our existing relationships with agents and enter into relationships with new agents by expanding our international agent base and our relationships with businesses that have not traditionally offered money transfer services through the use of technologies, such as our FormFree system. We intend to support our international expansion by increased staffing at our London office and our nine regional offices around the world. We also believe that there are opportunities to increase our distribution channels and enhance delivery methods by increasing the number of billers that participate in our urgent bill payment services, and in new ways, such as offering our products and services through the internet, ATM networks and self-service kiosks.

•	Delivering New Payment Products and Related Financial Services. We closely monitor consumer trends, and intend to develop new payment products and related financial services to meet consumer needs. The products that we expect to offer in the future are generally consumer focused and are intended to take advantage of existing payment networks such as the automated clearing house and debit networks. We expect these products to include a suite of stored-value card and other electronic payment products.

•	Continuing to Deliver an Integrated, Reliable, Low-Cost Service Platform to Our Consumers, Agents and Financial Institution Customers. We believe that we can increase our transaction volume by making it easier for our agents, financial institution customers and consumers to do business with us. We intend to continue to provide regular enhancements to our point-of-sale platforms that simplify transactions while increasing speed for both the consumer and agent. Additionally, we will seek ways to improve our settlement and reporting mechanisms to our agents and financial institution customers. We also intend to support our consumer value proposition by further reducing our delivery costs by focusing on agent automation and improving our operational efficiency.

•	Pursuing Strategic Acquisitions and Alliances. We intend to actively evaluate strategic acquisitions and alliances and aggressively pursue those opportunities that we believe further our strategic goals. We plan to pursue opportunities that would allow us to acquire new or complementary products and services, expand our distribution channels, broaden our market presence or increase our market penetration.

•	Continuing to Recruit, Retain and Reward Solution-Oriented Employees Who Share Our Corporate Values. We intend to continue recruiting, retaining and rewarding employees and executives at all levels who have the experience and talent necessary to implement our growth strategies. These employees must share our corporate values: respect, courage, passion, integrity and teamwork. We plan to accomplish this goal by actively developing the skills of our employees, creating career opportunities, providing competitive compensation and implementing employee communication programs that celebrate success and recognize contributors and leaders.

     History of MoneyGram

      The businesses conducted by MoneyGram date to 1940 when Travelers Express Company, Inc. began offering what are now known as money orders. Travelers Express Company, Inc. was acquired by a predecessor of Viad Corp in 1965. In 1998, Travelers Express Company, Inc. acquired MoneyGram Payment Systems, Inc., a provider of worldwide money transfers.

      Currently, both MoneyGram International, Inc., which was formed in December 2003 in connection with the spin-off, and Travelers Express Company, Inc. are direct, wholly owned subsidiaries of Viad. Prior to the completion of the spin-off, Travelers Express Company, Inc. will be merged with a direct, wholly owned subsidiary of MoneyGram International, Inc., with Travelers Express Company, Inc. as the surviving corporation. As a result of the merger, Travelers Express Company, Inc. will become a direct, wholly owned subsidiary of MoneyGram International, Inc.

      *          *          *

      MoneyGram’s principal executive offices are located at 1550 Utica Avenue South, Minneapolis, Minnesota 55416, and our telephone number is (952) 591-3000. Our internet address is www.temgweb.com. The information contained on our website, or connected to that website, is not a part of this information statement or the registration statement of which this information statement is a part. After the registration statement of which this information statement is a part becomes effective, MoneyGram will make available free of charge on www.temgweb.com its annual, quarterly and current reports and amendments to those reports, as soon as reasonably practicable after it electronically files those reports with, or furnishes them to, the Securities and Exchange Commission.

New Viad

      Following the completion of the spin-off, Viad will continue to be a leading provider of high-quality services that address the needs of trade show organizers and exhibitors, as well as travel and recreation services in the United States and Canada. These businesses, which we refer to as “New Viad,” will be operated through three segments:

•	GES — GES Exposition Services, Inc., GES Exposition Services (Canada) Limited and their respective subsidiaries, which we collectively refer to as “GES,” provide various convention and trade show services throughout North America, such as freight handling, transportation, installation, dismantling and management services to trade show management companies, trade associations and exhibitors. GES also provides certain exhibit design and construction services;

•	Exhibitgroup — the Exhibitgroup/ Giltspur division of New Viad, David H. Gibson Company, Inc., Giltspur Exhibits of Canada, Inc., Viad Holding GmbH, Viad Services Companies Limited and their respective subsidiaries, which we collectively refer to as “Exhibitgroup,” specialize in design, construction, installation and warehousing of convention and trade show exhibits and displays, primarily for corporate customers in North America, and, to a lesser extent, in Europe. Exhibitgroup also provides various trade show services to its corporate customers; and

•	Travel and Recreation Services — Brewster Transport Company Limited, Brewster Tours Inc., and Brewster Inc., which we collectively refer to as “Brewster,” and Glacier Park, Inc., and Waterton Transport Company, Limited, which we collectively refer to as “Glacier Park,” provide tour and charter operations in the Canadian Rockies and operate historic lodges and food services in certain national parks in North America.

      GES is a leading provider of a diverse array of services in connection with the planning, design and execution of conventions, trade shows and special events. The core customers of GES are trade show organizers and exhibitors at the trade shows of these organizers, which are required by the organizer to use GES for certain services. GES also provides services to exhibitors on an elective basis. GES provides services at an estimated 2,000 trade shows and events annually, including some of the most visible and influential events in the trade show industry. GES’s principal services include trade show layout and design, logistics planning and show execution. GES was the primary service provider for seven of the top ten trade shows (based on square footage) in North America in 2002, and was the primary service provider for more than a third of the top 200 trade shows (based on square footage) in North America during 2000 through 2002.

      Exhibitgroup is one of the most experienced and largest exhibit designers and fabricators in the world, with an over 60-year operating history of providing custom exhibit design and construction and related services to large companies. Exhibitgroup is also a highly-specialized exhibit program manager, working closely with its core client base of Fortune 1000 and large private company clients with one-stop management and production of an entire exhibit campaign over a series of trade shows or events. Exhibitgroup’s core competencies include three-dimensional design, custom construction, exhibitor show program management, installation and dismantle services and innovative technology. Exhibitgroup has won over 50 design awards since 1997, including 28 prestigious “Best of Show” awards for exhibits that its clients have presented at particular trade shows.

      Brewster provides a variety of tourism services in the Rocky Mountains of southern Alberta, Canada, including two world-class attractions, the Banff Gondola and the Columbia Icefield, as well as “snocoach” tours, motorcoach services, charter and sightseeing services, hotel operations and travel agencies in Alberta, Canada. Brewster’s services also include package tour agency operations for destinations throughout Canada.

      Glacier Park is the largest concessionaire in Glacier National Park in Montana. Glacier Park operates, among other things, four historic lodges and three motor inns in and around Glacier National Park and Waterton Lakes National Park in southern Alberta, Canada.

New Viad Competitive Advantages

      We believe that a number of competitive advantages distinguish us from competitors in our various businesses, including:

•	Leading Market Position. Each of GES and Exhibitgroup occupies a leading position in its industry. These leadership positions are due largely to strong, experienced and talented personnel, equipment resources, innovative technology and process improvements. These capabilities allow GES and Exhibitgroup to provide top quality products and services at competitive rates and be recognized as world-class providers in their respective marketplaces.

•	Ability to Offer an Integrated Suite of Service Offerings. The distinct yet synergistic services provided by GES and Exhibitgroup allow us to service virtually all needs of exhibit and trade show customers. Exhibitgroup provides one-stop shopping for exhibit program clients, providing all exhibit-related services required in the context of a client’s overall marketing strategy. GES is similarly positioned to address all the needs of the trade show, convention and event customer, from the planning stages to all aspects of execution of a successful trade show.

•	Strong Customer Relationships. GES and Exhibitgroup pride themselves on their high level of customer service, which has allowed them to develop long-standing relationships with a wide range of customers in various industries and has resulted in a high percentage of contract renewals. Our highly skilled and experienced team of sales, design and service professionals work hard to understand and bring to life the goals of both long-standing and new design clients and trade show customers.

•	Well-Positioned in Major Trade Show Markets. GES and Exhibitgroup have a well-established presence in North America’s most active convention and event services markets, as well as production facilities and warehouses in strategic locations throughout North America. This geographic presence allows GES and Exhibitgroup to efficiently and simultaneously service customers throughout the United States. Exhibitgroup also has a strong presence in certain markets outside North America, with European operations and strategic global alliances that distinguish Exhibitgroup from its competitors around the world. In addition, GES is the leading participant in the Las Vegas trade show market, which is the premier venue for national trade shows. GES is headquartered and has extensive facilities in Las Vegas, Nevada.

•	Technology Leadership. We believe that both Exhibitgroup and GES are industry leaders and innovators in technologies used to address customers’ needs. From design software to logistics and construction technologies, Exhibitgroup and GES’s technologies are often benchmarks in their respective industries.

•	Operations in Internationally Recognized Travel and Recreation Sites. We believe that Glacier National Park and the Canadian Rockies are internationally recognized as vacation destinations. The U.S. National Park Service refers to Glacier National Park as one of the “jewels” of the U.S. National Park system. The Columbia Icefield and the Canadian Rockies in general are also internationally recognized for their spectacular landscapes and unique tourism opportunities.

New Viad Growth Strategies

      Our strategy is to enhance our leadership role in our key markets. To achieve this goal, we have several key business strategies:

•	Maximizing Revenue Opportunities Through Enhanced Service Offerings and Geographic Expansion. GES intends to drive revenue growth by increasing sales of elective exhibitor services through its Exhibitor Value Program. GES and Exhibitgroup intend to expand their presence in high-growth geographic areas and industries for which trade shows and events are an important marketing tool.

Exhibitgroup intends to increase its international revenue by expanding its network of global strategic alliances to service clients worldwide.

•	Leveraging the Relationship between GES and Exhibitgroup. Although GES and Exhibitgroup are distinct businesses, we plan to leverage the core competencies of each to provide customers with additional value, including capitalizing on the growth in corporate specialty events by offering integrated services from GES and Exhibitgroup to the large companies that sponsor these events. We plan to optimize the unique talents of these businesses, with Exhibitgroup designing the event theme and exhibits and GES providing general contractor services to produce the corporate event. For example, in the 2003 Ford Centennial Celebration, Exhibitgroup provided its design expertise to bring the event theme to life and to design specific exhibits and GES acted as the general services contractor to stage the event.

•	Increasing Efficiencies. To increase value to customers and stockholders, we intend to continue centralizing operations. During 2003, Exhibitgroup consolidated production facilities and certain accounting and finance functions, and strategically relocated sales and design offices. GES has developed, and continues to train its staff in, best practice processes for all key elements of show execution, including labor planning, equipment distribution, product delivery and freight management. The end result of these best practices is higher service levels to the trade show organizer and exhibitors and more effective cost controls.

•	Making Selective Investments and Focused Acquisitions. We intend to make selective investments in projects, including technology, and to make acquisitions that we believe will improve financial returns, enhance our range of capabilities and improve client service levels. We plan to refine our planning, inventory management and billing systems, as well as the internal systems that support our operations.

History of New Viad

      Viad Corp has a corporate history dating to 1926 when its predecessor, The Greyhound Corporation, was formed. The Greyhound Corporation was the largest bus company in the world and began a series of diversifying acquisitions in the 1960’s that continued through the 1980’s. These acquisitions included predecessors to both MoneyGram and New Viad, as well as food, and consumer products and airport services businesses.

      In the late 1980’s, Viad Corp separated its bus transportation operations from its other businesses. In connection with this separation, The Dial Corp was formed in December 1991. In 1996, The Dial Corp changed its name to Viad Corp in connection with the disposition of its consumer products businesses.

*     *     *

      New Viad’s principal executive offices will continue to be located at 1850 North Central Avenue, Phoenix, Arizona 85077 with the telephone number of (602) 207-4000. New Viad’s internet address will remain as www.viad.com. New Viad will make available free of charge on www.viad.com its annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after it electronically files this material with, or furnishes it to, the SEC. The information contained on New Viad’s website, or connected to that site, is not a part of this information statement or the registration statement of which this information statement forms a part.

Relationship between New Viad and MoneyGram

      Prior to the completion of the spin-off, New Viad and MoneyGram will enter into a number of agreements that will govern the relationship between New Viad and MoneyGram following the completion of the spin-off. These agreements, including a separation and distribution agreement, a tax sharing agreement and an employee benefits agreement, generally provide for the indemnification by MoneyGram of New Viad against liabilities related to MoneyGram’s business and against specified liabilities that MoneyGram will assume, and the indemnification by New Viad of MoneyGram against liabilities of New Viad’s business, in each case, to the extent set forth in these agreements. MoneyGram and New Viad will also enter into an agreement governing the interim services that New Viad will provide to MoneyGram and MoneyGram will provide to New Viad. See “Relationship between New Viad and MoneyGram — Agreements Between New Viad and MoneyGram.”

Actions Prior to the Spin-Off

      Immediately prior to the completion of the spin-off, Travelers Express Company, Inc., a wholly owned subsidiary of Viad Corp, will be merged with a subsidiary of MoneyGram International, Inc. and MoneyGram International, Inc. will make a cash payment to Viad Corp of approximately $150 million. In addition, prior to the spin-off, Travelers Express Company, Inc. will pay Viad cash dividends in the amount of the net income of Travelers Express Company, Inc. in 2004 prior to the spin-off, and will pay Viad tax sharing payments of approximately an aggregate of $35 million.

      In connection with the spin-off, Viad expects to redeem all currently outstanding shares of its preferred stock, make tender offers to purchase its outstanding public notes and subordinated debentures and seek to eliminate substantially all of the restrictive covenants in the instruments governing that indebtedness. It will be a condition to the spin-off, unless waived by Viad, that Viad obtains sufficient consents from holders of the Viad medium-term notes and subordinated debentures to amend the indentures governing this indebtedness as described above. See “Relationship between New Viad and MoneyGram — Agreements between New Viad and MoneyGram — Separation and Distribution Agreement.” In addition, in connection with the spin-off, Viad expects to repay all of its outstanding commercial paper and an industrial revenue bond for which it has assumed responsibility.

Summary Unaudited Pro Forma Consolidated Financial and Other Data

of MoneyGram International, Inc.
(Accounting Successor to Viad Corp)

      The summary unaudited pro forma consolidated financial data for MoneyGram International, Inc. (accounting successor to Viad Corp) set forth below is derived from the unaudited pro forma consolidated financial information of MoneyGram International, Inc. (accounting successor to Viad Corp) included elsewhere in this information statement. Notwithstanding the legal form of the spin-off, because of the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity and treated as the “accounting successor” to Viad Corp for financial reporting purposes in accordance with Emerging Issues Task Force (EITF) Issue No. 02-11, “Accounting for Reverse Spin-offs” (EITF No. 02-11).

      The following summary unaudited pro forma consolidated financial data as of and for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 reflects the effects of the anticipated Viad preferred stock redemption, debt refinancings and the spin-off. The capital structure that existed when the businesses that will be held by MoneyGram International, Inc. operated as part of Viad Corp is not relevant because it does not reflect MoneyGram International, Inc.’s expected future capital structure as a separate, independent public company. The basic weighted average shares outstanding were calculated by applying the distribution ratio (one share of MoneyGram common stock for every one share of Viad common stock) to Viad Corp’s basic weighted average shares outstanding during each period.

      The pro forma data does not represent what MoneyGram International, Inc.’s financial position or results of operations would have been had MoneyGram International, Inc. operated as a separate, independent public company, nor does the pro forma data give effect to any events other than those discussed in the related notes. The pro forma data also does not project MoneyGram International, Inc.’s financial position or results of operations as of any future date or for any future period.

	Nine months
	ended	Year ended December 31,
	September 30,
	2003	2002	2001	2000

	(in thousands, except per share data)
Statement of Income Data:
Revenues:
Payment services transaction fees	$356,956	$431,564	$393,093	$367,733
Payment services investment income	239,438	342,055	313,432	235,429

Total revenues	$596,394	$773,619	$706,525	$603,162

Income from continuing operations(1),(2)	$66,784	$86,791	$88,539	$93,961

Unaudited pro forma diluted income from continuing operations per common share(3)	$0.77	$1.00	$1.03	$1.03

Average outstanding and potentially dilutive common shares(4)	86,524	86,716	86,322	90,925

Unaudited pro forma basic income from continuing operations per common share(3)	$0.78	$1.01	$1.04	$1.06

Average outstanding common shares	86,168	86,178	85,503	88,802

Other Data:
Average investable balances	$7,090,293
Approximate number of countries served	160
Approximate number of global funds transfer agent locations	100,000

Balance Sheet Data (at end of period):
Total assets(1)	$9,281,605
Total debt	150,924
Stockholder’s equity(1)	463,836

(1)	Management anticipates that Viad Corp will incur a one-time pre-tax loss on the retirement of debt and redemption of preferred stock, currently estimated to be $23.0 million, in connection with the spin-off. Further, management expects that one-time pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income; however, the pro forma consolidated balance sheet has been adjusted to reflect these nonrecurring items.

(2)	For an explanation of the pro forma adjustments included in the above information, refer to the Unaudited Pro Forma Consolidated Statements of Income of MoneyGram International, Inc. (Accounting Successor to Viad Corp) included elsewhere in this information statement.

(3)	The computation of unaudited pro forma income from continuing operations per common share for the periods presented is based upon Viad Corp’s historical weighted average number of shares of common stock outstanding.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income from continuing operations per common share.

Summary Historical Consolidated Financial and Other Data of

Viad Corp
(Accounting Predecessor to MoneyGram International, Inc.)

      The summary historical financial data of Viad Corp (accounting predecessor to MoneyGram International, Inc.) is derived from audited and unaudited interim consolidated financial statements of Viad Corp. Notwithstanding the legal form of the spin-off, because of the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity and treated as the “accounting successor” to Viad Corp for financial reporting purposes in accordance with EITF No. 02-11. As such, the information presented in the following summary for MoneyGram International, Inc. (accounting successor to Viad Corp) generally reflects financial and other information previously filed with the SEC by Viad Corp. If the spin-off were to occur, MoneyGram International, Inc. would report the historical results of operations (subject to certain adjustments) of New Viad as discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144; however, this presentation is not permitted until the date of the spin-off.

      The statement of income data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data at December 31, 2002 and 2001 set forth below are derived from the audited consolidated financial statements of Viad Corp included elsewhere in this information statement. The balance sheet data at December 31, 2000 set forth below is derived from audited consolidated financial statements of Viad Corp not included in this information statement. The statement of income data for the nine months ended September 30, 2003 and 2002 and the balance sheet data at September 30, 2003 are derived from the unaudited consolidated financial statements of Viad Corp included elsewhere in this information statement. The balance sheet data at September 30, 2002 is derived from unaudited consolidated financial statements of Viad Corp not included in this information statement.

      The summary historical consolidated financial data is not necessarily indicative of the results of operations or financial position that would have occurred if MoneyGram International, Inc. had been a separate, independent company during the periods presented, nor is it indicative of MoneyGram International, Inc.’s future performance. This historical data should be read together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.)” and Viad Corp’s consolidated financial statements and related notes included elsewhere in this information statement.

	Nine months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

	(in thousands, except per share data)
Statement of Income Data:
Revenues	$1,222,990	$1,255,872	$1,618,105	$1,652,022	$1,726,808

Income from continuing operations(1)(2)	$86,191	$90,368	$95,625	$46,488	$140,819
Income from discontinued operations(3)	1,544	—	—	—	—
Change in accounting principle(4)	—	(37,739)	(37,739)	(1,884)	—

Net income	$87,735	$52,629	$57,886	$44,604	$140,819

Diluted income per common share
Continuing operations(1)(2)	$0.99	$1.03	$1.09	$0.52	$1.54
Discontinued operations(3)	0.02	—	—	—	—
Change in accounting principle(4)	—	(0.43)	(0.44)	(0.02)	—

Diluted net income per common share	$1.01	$0.60	$0.65	$0.50	$1.54

Average outstanding and potentially dilutive common shares	86,524	86,961	86,716	86,322	90,925

Basic income per common share
Continuing operations(1)(2)	$0.99	$1.04	$1.10	$0.53	$1.57
Discontinued operations(3)	0.02	—	—	—	—
Change in accounting principle(4)	—	(0.44)	(0.44)	(0.02)	—

Basic net income per common share	$1.01	$0.60	$0.66	$0.51	$1.57

Average outstanding common shares	86,168	86,325	86,178	85,503	88,802

Dividends declared per common share	$0.27	$0.27	$0.36	$0.36	$0.36

Balance Sheet Data (at end of period):
Total assets	$10,072,709	$9,498,415	$9,675,429	$8,375,299	$6,551,492
Total debt	255,412	381,167	361,657	396,828	447,106
$4.75 Redeemable preferred stock	6,725	6,697	6,704	6,679	6,658
Common stock and other equity	803,438	703,949	677,894	714,481	750,730

(1)	Includes investment impairment losses and interest income adjustments (after-tax) of $13.1 million, or $0.15 per diluted share, and $9.9 million, or $0.11 per diluted share for the nine months ended September 30, 2003 and 2002, respectively, and $18.2 million, or $0.21 per diluted share, in 2002 and $4.6 million, or $0.06 per diluted share, in 2001. Also includes restructuring charges and other items (after-tax) of $13.1 million expense, or $0.15 per diluted share, in 2002, $61.2 million expense, or $0.71 per diluted share, in 2001; and $877,000 income, or $0.01 per diluted share, in 2000.

(2)	In January 2002, Viad Corp adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 specifies that goodwill and certain intangible assets with indefinite lives no longer be amortized but instead be subject to periodic impairment testing. Excluding the amortization of previously expensed goodwill and certain intangible assets, income from continuing operations and corresponding diluted income per share would have been $60.7 million ($0.69 diluted income per share) in 2001, and $154.7 million ($1.69 diluted income per share) in 2000.

(3)	If the spin-off were to occur, MoneyGram International, Inc. (Accounting Successor to Viad Corp) would record the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations upon the completion of the spin-off pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets.”

(4)	In accordance with the adoption of SFAS No. 142, Viad Corp completed the transitional impairment test for goodwill during 2002 and concluded that a transitional impairment loss of $40.0 million ($37.7 million after-tax) should be recognized related to goodwill at the Exhibitgroup reporting unit of the Convention and Event Services segment. Effective in the second quarter of 2001, Viad adopted the provisions of EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (EITF No. 99-20). Accordingly, Viad Corp recorded a cumulative effect of a change in accounting principle of $3.0 million ($1.9 million after-tax).

Summary Unaudited Pro Forma Combined Financial and Other Data of New Viad

      The summary unaudited pro forma combined financial data for New Viad set forth below is derived from the unaudited pro forma combined financial information of New Viad included elsewhere in this information statement.

      The following summary unaudited pro forma combined financial data as of and for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 reflects the effects of the anticipated Viad preferred stock redemption, debt refinancing and spin-off. The pro forma data does not represent what New Viad’s financial position or results of operations would have been had New Viad operated as a separate, independent public company, nor does the pro forma data give effect to any events other than those discussed in the related notes. The pro forma data also does not project New Viad’s financial position or results of operations as of any future date or for any future period.

	Nine months
	ended	Year ended December 31,
	September 30,
	2003	2002	2001	2000

	(in thousands, except per share data)
Statement of Income Data:
Revenues:
Convention show services	$428,951	$568,301	$604,148	$692,843
Exhibit design and construction	149,367	217,932	279,896	339,272
Travel and recreation services	48,278	58,253	61,453	72,508

Total revenues	$626,596	$844,486	$945,497	$1,104,623

Income (loss) from continuing operations(1)(2)	$20,817	$8,151	$(40,799)	$44,402

Unaudited pro forma diluted income (loss) from continuing operations per common share(3)	$0.24	$0.09	$(0.47)	$0.49

Average outstanding and potentially dilutive common shares(4)	86,524	86,716	86,322	90,925

Unaudited pro forma basic income (loss) from continuing operations per common share(3)	$0.24	$0.09	$(0.48)	$0.50

Average outstanding common shares	86,168	86,178	85,503	88,802

Balance Sheet Data (at end of period):
Total assets(1)	$695,208
Total debt	50,985
Stockholder’s equity(1)	303,934

(1)	Management expects that one-time pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma combined statements of income; however, the pro forma combined balance sheet has been adjusted to reflect the incurrence of $12.5 million of these expenses.

(2)	For an explanation of the pro forma adjustments included in the above information, refer to the Unaudited Pro Forma Combined Statements of Income of New Viad included elsewhere in this information statement.

(3)	The computation of unaudited pro forma income (loss) per common share for the periods presented is based upon Viad’s historical weighted average number of shares of Viad common stock outstanding.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

Summary Historical Combined Financial and Other Data of New Viad

      The following table summarizes historical combined financial data for New Viad. The statement of income data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data at December 31, 2002 and 2001 set forth below are derived from the audited combined financial statements of New Viad included elsewhere in this information statement. The balance sheet data at December 31, 2000 set forth below is derived from the unaudited combined financial information of New Viad not included in this information statement. The statement of income data for the nine months ended September 30, 2003 and 2002 and the balance sheet data at September 30, 2003 are derived from the unaudited combined financial statements of New Viad included elsewhere in this information statement. The balance sheet data at September 30, 2002 is derived from the unaudited financial information of New Viad not included in this information statement.

      The summary historical combined financial data is not necessarily indicative of the results of operations or financial position that would have occurred if New Viad had been a separate, independent company during the periods presented, nor is it indicative of New Viad’s future performance. This historical data should be read together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad” and New Viad’s combined financial statements and related notes included elsewhere in this information statement.

	Nine months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

	(in thousands, except per share data)
Statement of Income Data:
Revenue	$626,596	$679,357	$844,486	$945,497	$1,104,623

Income (loss) from continuing operations	$20,940	$25,119	$8,395	$(40,603)	$44,802
Change in accounting principle	—	(37,739)	(37,739)	—	—

Net income (loss)	$20,940	$(12,620)	$(29,344)	$(40,603)	$44,802

Unaudited pro forma diluted income (loss) per common share(1)
Continuing operations	$0.24	$0.29	$0.10	$(0.47)	$0.49
Change in accounting principle	—	(0.44)	(0.44)	—	—

Diluted net income (loss) per common share	$0.24	$(0.15)	$(0.34)	$(0.47)	$0.49

Average outstanding and potentially dilutive common shares(2)	86,524	86,961	86,716	86,322	90,925

Unaudited pro forma basic income (loss) per common share(1)
Continuing operations	$0.24	$0.29	$0.10	$(0.47)	$0.50
Change in accounting principle	—	(0.44)	(0.44)	—	—

Basic net income (loss) per common share	$0.24	$(0.15)	$(0.34)	$(0.47)	$0.50

Average outstanding common shares	86,168	86,325	86,178	85,503	88,802

Balance Sheet Data (at end of period):
Total assets	$707,708	$685,480	$673,356	$732,848	$826,198
Total debt	50,985	70,952	66,778	73,703	83,118
Stockholder’s equity	316,434	266,625	266,163	333,440	432,356
Other Data:
EBITDA(3)	$57,744	$66,973	$47,083	$(18,029)	$118,850

(1)	The computation of unaudited pro forma income (loss) per common share for the periods presented is based upon Viad Corp’s historical weighted average number of shares of common stock outstanding.

(2)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

(3)	EBITDA is a measure of New Viad’s ability to service debt, fund capital expenditures and finance growth, and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America (GAAP). This information is supplemental to results presented under GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA is defined by New Viad as income from continuing operations before interest expense, income taxes, depreciation and amortization, and changes in accounting principles.

RISK FACTORS

           You should carefully consider the risks described below and all other information contained in this information statement. If any of the following risks, or other risks and uncertainties that we have not yet identified or that we currently consider to be immaterial, actually occur, the business, prospects, financial condition, results of operations and cash flow of MoneyGram or New Viad could be materially adversely affected. In that event, the market value of the MoneyGram and/or New Viad common stock could decline and you could lose all or part of your investment.

Risks Relating to MoneyGram

Our financial condition and results of operations could be adversely affected by fluctuations in interest rates.

           We derive a substantial portion of our revenue from the investment of funds we receive from the sale of payment instruments, such as official checks and money orders, until these instruments are settled. We generally invest these funds in long-term fixed-rate securities.

           We pay the financial institutions to whom we provide official check outsourcing services a commission based on the average balance of funds produced by their sale of official checks. This commission is generally calculated on the basis of a variable rate based on short-term financial indices, such as the federal funds rate. In addition, we have agreements to sell, on a periodic basis, undivided percentage interests in some of our receivables from agents at a price that is discounted based on short-term interest rates. To mitigate the effects of interest rate fluctuations on our commission expense and the net proceeds from our sales of agent receivables, we enter into variable-to-fixed rate swap agreements. These swap agreements require us to pay our counterparty a fixed interest rate on an agreed notional amount, while our counterparty pays us a variable interest rate on that same notional amount.

           Fluctuations in interest rates affect the value and amount of revenue produced by our investment portfolio, the amount of commissions that we pay, the net proceeds from our sale of receivables and the amount that we have to pay under our swap agreements. As a result, as more specifically described below, our “net float income,” which is the difference, or “spread,” between the amount we earn on our investment portfolio and the commissions we pay and the discount on the sale of receivables, net of the effect of the swap agreements, is subject to interest rate risk. Interest rate risk is the potential reduction of net float income as a result of fluctuations in interest rates. We are exposed to interest rate risk because the cash flows from our investment portfolio and our obligations to pay commissions to our financial institution customers, the net discount on our sale of receivables and the related swaps are not perfectly matched through time and across all possible interest rate scenarios.

           As interest rates decrease, borrowers are more likely to prepay fixed-rate debt, resulting in cash flows that are received earlier than expected. Replacing the higher-rate investments that prepay with lower-rate investments could reduce our net float income. Conversely, an increase in interest rates may result in slower than expected prepayments leading to cash flows that are received later than expected. In this case, we have risk that the cost of our commission payments may reprice faster than our investments and at a higher cost, which could also reduce our net float income. An additional component of interest rate risk is market risk that arises from fluctuations in interest rates that may result in changes in the values of investments and derivatives. Rate movements can affect the repricing of assets and liabilities differently, as well as their market value. Stockholders’ equity can be adversely affected by changing interest rates, as after-tax changes in the fair value of securities classified as available-for-sale and after-tax changes in the fair value of our swaps are reflected as increases and decreases to a component of stockholders’ equity. The fair value of our swaps generally increases when the market value of fixed rate, long-term debt investments decline and vice versa.

           The market values of securities we hold may decline due to a variety of factors, including decline in credit rating of the issuer or credit issues related to underlying collateral of the security, general market conditions and increases in interest rates for comparable obligations. If we determine that an unrealized loss on a security is “other-than-temporary,” the loss becomes a realized loss through an impairment charge in the income statement.

           For a discussion of the effect of recent interest rate fluctuations on our net income and financial condition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad.”

We are subject to liquidity risks.

           We are subject to risks relating to daily liquidity needs, as well as extraordinary events, such as the unexpected loss of a customer. On a daily basis, we receive remittances from our agents and financial institution customers and we must clear and pay the financial instruments that were previously sold and currently are presented for payment. We monitor and maintain a liquidity portfolio along with credit lines and repurchase agreements in order to cover payment service obligations as they are presented. If we were forced to liquidate portfolio assets or secure other financing as a result of unexpected liquidity needs, our earnings could be reduced. In addition, if we were to lose any of our largest or other significant customers, in addition to losing the related revenues, we may have to liquidate investments or seek to borrow for a period of time to fund our obligation to clear the outstanding instruments issued on behalf of that customer at the termination of its contract. We may not be able to plan effectively for every customer contract termination, which could result in sale of investments at a loss of or lower profits than we would otherwise realize due to prevailing market conditions.

           We sell a portion of our receivables, primarily from money order agents, at a discount to a group of purchasing banks on a daily basis to accelerate cash flow for investment in permissible securities. The agreement governing these receivables sales does not require the purchasing banks to buy all or a portion of these receivables. As a result, the purchasing bank may cease to purchase agent receivables under this program or the terms on which they purchase these receivables may become less favorable to us. If the purchasing banks were to decline to purchase receivables at the same level as in the past, the size of our investment portfolio would decrease and any incremental revenue that would have been generated by the investment of the proceeds of these receivables sales would decline. In this case, we may have to liquidate investments or borrow money for a period of time to meet related money order obligations.

We are subject to credit risk related to our investment portfolio and our use of derivatives.

           Our investment portfolio includes a substantial amount of securities that are not issued or guaranteed by the U.S. government. If the issuer of any of these securities were to default in its payment obligations to us or to otherwise experience credit problems, the value of that security would decline, adversely affecting the value of our investment portfolio. In addition, if any of the counterparties to our swap agreements were to default in its payment obligation to us, we could be adversely affected.

If our credit ratings were to be downgraded, or if the ratings agencies were to indicate that a lowering may occur, our business would be harmed.

           Our ability to maintain an investment grade long-term credit rating is important to our business. If our credit rating were to be downgraded below investment grade, or if ratings agencies were to indicate that a lowering may occur, our business, results of operations and financial condition would be materially adversely affected. Any downgrade of our ratings, or an indication that a downgrade may occur, could damage our customers’ perception of our financial strength. This would adversely affect our relationships with existing and prospective official check customers and clearing banks. Also, a downgrade would increase our costs of borrowing money, adversely affecting our business and results of operations.

We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

           The industries in which we compete are highly competitive. Our primary competition comes from First Data Corporation and its subsidiaries, including Western Union, which has substantially greater transaction volume than we do. First Data and its subsidiaries have a larger agent base, a more established brand name and substantially greater financial and marketing resources than we do.

           In our global funds transfer segment, we compete for agents to provide our products and services to consumers. We compete for agents on the basis of the commissions and other financial consideration that we offer to them, the variety and branding of products and services that we offer, and the point-of-sale solutions and support that we provide. Because of its greater resources and higher transaction volume, First Data and its subsidiaries may be able to offer key agents, such as large retail chains, foreign postal agencies and financial institutions, higher commissions and other financial consideration than we can. Key agents may choose to align themselves with First Data as a result of greater consumer recognition of the Western Union brand name and larger network of agent locations. Consumers may choose to purchase products and services from agents that use the Western Union brand.

           We also face competition in the money transfer business from niche companies, which provide money transfer services in one or a small number of send and receive corridors. Other new competitors, such as banks, may continue to enter the money transfer business and may use their existing branch locations to deliver money transfer services. In addition, in the future, major retail chains and others, including some that currently serve as our agents, may determine to form their own money transfer or money order businesses and compete with us.

           Finally, the U.S. Postal Service, a competitor in our money order business, is not dependent on third-party agents to provide money order services. In addition, the different cost structure of the U.S. Postal Service may enable it to offer its products and services at lower prices.

           In our payment systems segment, we compete in selling our official check outsourcing services to financial institutions on the basis of price, features of the services offered and financial institutions’ perceptions concerning our financial strength. Our primary competition comes from First Data and its subsidiaries. First Data’s greater financial resources may permit it to provide financial institutions more attractive economic incentives, such as signing bonuses, than we may be able to provide. First Data’s higher credit ratings may also make it more attractive to financial institutions considering outsourcing their official check services, particularly large financial institutions. Due to these factors, large financial institutions may, as a condition to entering into a contract with us, demand that we maintain a certain credit rating or provide additional security for our performance or require that we segregate the portion of our portfolio attributable to their payment instruments.

           If we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

If we lost key retail agents in our global funds transfer segment, our business and results of operations could be adversely affected.

           We may not be able to retain all of our current retail agents. The competition for chain retail agents is intense, and larger agents are increasingly demanding financial concessions and more information technology customization. The development and equipment necessary to meet agent demands could require substantial capital expenditures. If we were unable to meet these demands, we could lose agents and our volume of money transfers would be substantially reduced and our revenues would decline.

           A substantial portion of our transaction volume is generated by a limited number of key agents. In the first nine months of 2003 and calendar year 2002, our ten largest agents accounted for 34.2 percent and 26.7 percent, respectively, of the revenues of our global funds transfer segment. One of these agents accounted for 7.7 percent and 3.0 percent, respectively, in the first nine months of 2003 and calendar year 2002. If any of these key agents were not to renew their contracts with us, or if such agents were to reduce the number of their locations, or cease doing business, we might not be able to replace the volume of business conducted through these agents. In case, our business and results of operations would be adversely affected.

           In addition, many of our high volume agents are in the check cashing industry. There are risks associated with the check cashing industry that could cause this portion of our agent base to decline. Any regulatory action that adversely affects check cashers could also cause this portion of our agent base to decline.

If we lost large financial institution customers in our payment systems segment, our business and results of operation could be adversely affected.

           In the first nine months of 2003 and calendar year 2002, our ten largest financial institution customers accounted for 18.2 percent and 18.6 percent, respectively, of our total revenues and 40.9 percent and 39.9 percent, respectively, of the revenues in our payment systems segment. One of our financial institution clients generated approximately 4.8 percent and 5.5 percent of our total revenues and approximately 10.7 percent and 11.7 percent of the revenues in our payment systems segment in the first nine months of 2003 and calendar year 2002, respectively. The loss of any of our top financial institution customers could adversely affect our business and results of operations.

If we fail to develop and introduce new and enhanced products and services or if alternative payment mechanisms that we do not offer replace the use of money orders and money transfers, our business and prospects could be adversely affected.

           Our future growth will depend, in part, on our ability to continue to develop and successfully introduce new and enhanced methods of providing money transfer, money order, official check, bill payment, cash access and related services that keep pace with competitive introductions, technological changes and the demands and preferences of our agents, financial institution customers, consumers and casino clients. Many of our competitors offer stored-value cards and other electronic payment mechanisms, including various internet-based payment services, that could be substituted for traditional forms of payment, such as the money orders, bill payment and money transfer services we offer. If these alternative payment mechanisms become widely substituted for our products and services, and we do not develop similar alternative payment mechanisms, our business and prospects could be adversely affected.

We face credit and fraud risks from our retail agents.

           The vast majority of our global funds transfer business is conducted through independent agents that provide our products and services to consumers at their business locations. These agents sell our products and services, collect the funds from consumers and are required to remit the proceeds from these transactions to us. As a result, we have credit exposure to our agents, which averages approximately $1.0 billion, representing a combination of money orders, money transfers and bill payment proceeds. This credit exposure is spread across more than 26,000 agents, approximately 20 of which owe us in excess of $5 million at any one time.

           We are not insured against credit losses, except in circumstances of agent theft or fraud. If an agent becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to remit money order or money transfer proceeds to us, we must nonetheless pay the money order or complete the money transfer on behalf of the consumer. Moreover, we have made, and may in the future make, secured or unsecured loans to retail agents under limited circumstances or allow agents to retain our funds for a period of time before remitting them to us. The failure of agents owing us large amounts to remit funds to us or to repay such amounts could materially adversely affect our business, results of operations and our financial condition.

           In the past five years, we have experienced two significant agent fraud incidents. Generally, these fraud incidents are covered by insurance, but claims filed in respect of these fraud incidents have caused our insurance premiums to increase. If we were to experience significant fraud incidents in the future, our results of operation could be adversely affected.

Our business is highly dependent on the efficient and uninterrupted operation of our computer network systems and data centers, and any disruption could harm our business.

           Our ability to provide reliable service largely depends on the efficient and uninterrupted operation of our computer network systems and data centers. Any significant interruptions could harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent a system failure, including the implementation of a disaster recovery plan and redundant computer systems, our measures may not be successful and we may experience problems other than system failures. We may also experience software defects, development delays and installation difficulties, which would harm our business and reputation and expose us to potential liability. Our data applications may not be sufficient to address technological advances, changing market conditions or other developments.

           If we face system interruptions and system failures due to defects in our software, development delays, installation difficulties or for any other reason, our business interruption insurance may not be adequate to compensate us for all losses or damages that we may incur.

Our business involves the movement of large sums of money, and, as a result, our business is particularly dependent on our ability to process and settle transactions accurately and efficiently.

           Our business involves the movement of large sums of money. In the first nine months of 2003, for example, we handled items with a face amount of over $320 billion. Our revenues consist primarily of transaction fees that we charge for the movement of this money and investment revenues. These transaction fees represent only a small fraction of the total amount of money that we move. Because we are responsible for large sums of money that are substantially greater than our revenues, the success of our business particularly depends upon our efficient and error-free handling of the money that is remitted to us and that is used to clear payment instruments or complete money transfers. If we were to make a major error in handling a particularly large transaction, or to make small errors in a large number of smaller transactions, the amount of loss caused by such error could represent a substantial portion of our revenues, and materially adversely affect our business, results of operations and financial condition.

If the terms of our anticipated credit agreements are more restrictive than we expect, or if we are unable to arrange sufficient credit for our business, our business and prospects could be adversely affected.

           In connection with and as a condition to the distribution, we expect to enter into new credit agreements that will provide a revolving loan facility and a term loan facility. We expect that these credit agreements will include covenants restricting our ability to take certain actions. If the terms of these new credit agreements are more restrictive that we expect, or if we are unable to arrange sufficient credit for our business or to comply with the covenants in our credit agreements or one of our clearing bank agreements, our business and prospects could be adversely affected. See “Financing Arrangements of MoneyGram.”

Our attempts to expand by means of acquisitions and strategic alliances may not be successful.

           We intend to expand our operations and market presence by entering into business combinations, joint ventures or other strategic alliances in the United States and internationally. However, we may not have sufficient cash or be able to access the capital markets to fund these acquisitions, and, as a result of restrictions contained in the Tax Sharing Agreement, we may not be able to issue shares to fund these acquisitions. See “Relationship between New Viad and MoneyGram — Tax Sharing Agreement.” We also may be unsuccessful in identifying and completing any of these combinations or alliances.

      Further, any acquisition that we do complete may subject us to a number of risks, including:

•	difficulties associated with integrating the operations, technology and personnel of any acquired company or companies;

•	disruptions in our business resulting from the allocation of resources to complete any acquisitions;

•	failure of the acquired businesses to achieve anticipated revenues, earnings or cash flow;

•	effects of our financing of the acquisition, such as the incurrence of indebtedness or the dilution of existing stockholders’ interests by issuing stock; and

•	failure of strategic alliances to be successful or for us to realize anticipated benefits in a timely manner.

If we are unable to protect our intellectual property rights, business, financial condition and results of operation could be adversely affected.

           We rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our intellectual property rights. See “Business of MoneyGram — Intellectual Property Rights.” We may be required to spend resources to protect and police these rights, and some rights may not be protected by intellectual property laws, particularly in foreign jurisdictions. Third parties may infringe or misappropriate our proprietary rights. In addition, certain of our money order dispenser patents expire in 2004 and shortly thereafter. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and prospects.

We currently rely on third-party vendors in the conduct of our business, including clearing banks, and we could be adversely affected if we were to lose any material third-party vendor.

           We rely on third-party vendors to conduct our business, including clearing banks and other vendors. Because we are not a bank and therefore cannot be a member of the Federal Reserve Banking System, we must contract with banks for processing and clearing functions for our money orders and official checks. We currently rely on ten principal clearing banks, two of which clear our money orders and eight of which clear our official checks. If any of our clearing banks were to terminate or not renew its contract with us, we could incur costs and experience disruption to our business in replacing that clearing bank. We could also be required to pay any new clearing banks a higher per item fee than we currently do, thereby increasing our cost of doing business. In addition, our business is dependent upon a number of other key vendors, including the manufacturer of our money order dispensers and certain of our telecommunications providers. The loss of any of these key vendors could disrupt our business and we could incur costs in replacing that vendor.

Litigation may adversely affect our business, financial condition and results of operations.

           Our business has in the past been, and may in the future continue to be, the subject of class actions, regulatory actions or other litigation. The outcome of class action lawsuits and regulatory actions is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of lawsuits and actions may remain unknown for substantial periods of time. The cost to defend future lawsuits may be significant. There may also be adverse publicity associated with lawsuits that could decrease customer acceptance of our services. As a result, litigation may adversely affect our business, financial condition and results of operations.

Risks Relating to the Payment Services Industry

We are subject to a number of risks relating to U.S. federal and state regulation of our business.

           In the United States, the money transfer business is subject to a variety of state regulations. We are also subject to U.S. federal anti-money laundering laws, and the requirements of the Office of Foreign Assets Control, which prohibit us from transmitting money to specified countries or on behalf of prohibited individuals. The money transfer business has been subject to increased scrutiny following the events of September 11, 2001. The Patriot Act, enacted following those events, mandates several new anti-money laundering requirements. The federal government or the states may elect to impose additional anti-money laundering requirements. Changes in laws or regulations that impose additional regulatory requirements, including the Patriot Act, could increase our compliance and other costs of doing business, and therefore have an adverse effect on our results of operation. If onerous regulatory requirements were imposed on our agents, they could lead to a loss of agents, which, in turn, could lead to a loss of retail business.

           Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities could result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts with banks or retail representatives, administrative enforcement actions and fines, class action lawsuits, cease and desist orders and civil and criminal liability. The occurrence of one or more of these events could materially adversely affect our business, financial condition and results of operations.

           If we were to inadvertently transmit money on behalf of, or unknowingly conduct business with, a prohibited individual, we could be required to pay significant damages, including fines and penalties. Likewise, any intentional or negligent violation of anti-money laundering laws by our employees could lead to significant fines and/or penalties, and could limit our ability to conduct business in some jurisdictions.

           Legislation has been proposed in the U.S. Congress and in various states that would require additional disclosures to consumers regarding fees and foreign exchange “spreads” on international money transfers. If enacted, this would require costly upgrades to our computer and point-of-sale systems.

We are not registered under the Investment Company Act and if we were required to register, our business, prospects and results of operations would be materially adversely affected.

           The Investment Company Act of 1940 requires the registration of, and imposes restrictions on, certain companies that engage primarily in the business of investing, reinvesting or trading in securities. A company may be classified as an investment company if it owns certain types of securities having a value exceeding 40 percent of its assets and is not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading in securities. We are, and we intend to remain, in the payment services businesses. Thus, we believe that we are primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities. Although the Securities and Exchange Commission has recognized in some cases that companies with more than 40 percent of their assets in investment securities were nonetheless operating businesses and not investment companies, there is no direct precedent relating to the businesses in which we engage. While more than 40 percent of our assets are held in investments restricted for payment services obligations and a significant portion of our income is generated from these investments, these activities are undertaken only in connection with our payment services business. Accordingly, we believe that we are not an “investment company” for purposes of the Investment Company Act and are not required to register under that Act. If we were required to register as an investment company, we would become subject to substantial regulations with respect to our capital structure, management, operations and other matters, which would have a material adverse effect on our business, results of operations and prospects.

New check technology could cause our investment balances to decline.

           The recently-enacted Check 21 Act is designed to enhance check truncation by speeding up the time in which checks are presented for payment or returned through the banking system if warranted. The Check 21 Act, which becomes effective October 28, 2004, will enable banks to create a new negotiable instrument known as a substitute check that can be transmitted electronically from one bank to another and thereby eliminate the need to transfer the original check. While banks are not required to use substitute checks, it is anticipated that many will take advantage of this new technology in order to reduce their own costs of transporting checks and to eliminate some of the float in the check clearing process. If widely adopted, the new technology could cause the period of time between when a check is issued and the time when that check is presented for payment to decrease, which could adversely affect our business by causing a reduction in our investment balances and related investment revenues for both our official check processing business and our money order business. The staff of the Board of Governors of the Federal Reserve System is preparing implementation regulations for the Check 21 Act that will provide further guidance on how the new law may impact us.

Imposition of additional regulatory requirements in any of the foreign countries in which we operate could adversely affect our business.

           International regulation of the money transfer business varies from country to country. Although most countries, other than Germany and the United Kingdom, do not regulate this business to the same degree as the United States, this could change in the future. Various foreign governments could impose additional regulatory requirements on us or impose penalties or charges. Any of these requirements, including anti-money laundering requirements and related scrutiny, could make it more difficult to originate money transfers overseas, increase our costs or decrease our revenues. Any inadvertent violation of a law or regulation by us or one of our agents could subject us to damages, including fines or penalties.

States may enact laws that negatively impact our business, such as laws that decrease unclaimed property abandonment periods.

           We earn revenue from our investment of the proceeds of money orders and other financial instruments pending presentment for payment by the consumer. We retain these proceeds until the item is paid or we remit the balance, net of our cumulative service charges, as unclaimed property to the state in which these instruments were issued, pursuant to applicable unclaimed property laws. We also derive revenues from a service charge that is assessed against our payment instruments that remain outstanding for long periods of time. States may adopt new legislation at any time that decreases the unclaimed property abandonment periods, or eliminates or reduces our ability to collect a service charge. Any such change in state law could adversely affect our results of operations.

There are a number of risks associated with our international sales and operations that could harm our business.

           We currently provide money transfer services between and among approximately 160 countries, and our strategy is to expand our international business. Our ability to grow in international markets and our future results could be harmed by a number of factors, including:

•	failure to manage successfully our exposure to foreign currency exchange rates;

•	changes in political and economic conditions and potential instability in certain regions;

•	changes in regulatory requirements or in foreign policy and the adoption of foreign laws detrimental to our business;

•	burdens of complying with a wide variety of laws and regulations;

•	possible fraud or theft losses, and lack of compliance by international representatives in remote locations and foreign legal systems where collection and enforcement may be difficult or costly;

•	reduced protection for our intellectual property rights;

•	unfavorable tax rules or trade barriers; and

•	inability to secure, train or monitor international agents.

Risks Relating to New Viad and the Industries in Which It Operates

Our businesses and operating results are adversely affected by deterioration in general economic conditions.

           Our businesses, which include convention and event services, exhibit design and construction services and travel and recreation services, are highly sensitive to fluctuations in general economic conditions. Operating results for GES and Exhibitgroup depend largely on the number of trade shows held and on the size of exhibitors’ marketing expenditures. These factors also depend on the strengths or weaknesses of particular industries in which exhibitors operate. The number and size of trade shows generally decrease during periods of adverse economic conditions and increase when general economic conditions are positive.

           Further, many exhibitors view a portion of their marketing budget as discretionary, and, as a result, marketing budgets are frequently among the first expenditures reduced by exhibitors when general economic conditions deteriorate, resulting in exhibitors reusing or refurbishing old exhibits rather than purchasing new exhibits. Marketing expenditures often are not increased, and new exhibits not purchased, until general economic conditions improve. As a result, during periods of adverse general economic conditions, the operating results of GES and Exhibitgroup are adversely affected. For example, revenues for these businesses declined an aggregate of approximately 11 percent from 2001 to 2002.

           Similarly, revenues from our travel and recreation businesses depend largely on the amount of disposable income that consumers have available for travel. This amount decreases during periods of negative general economic conditions.

Our businesses are adversely affected by disruptions in the travel industry, particularly those adversely affecting the hotel and airline industries.

           The success of our businesses depends largely on the ability and willingness of people, whether exhibitors, trade show attendees or travelers, to travel, which is in turn dependent upon their ability to find transportation alternatives and accommodations. As a result, factors adversely affecting the travel industry as a whole, and particularly the airline and hotel industries, generally also adversely affect our business and results of operations. Factors that could adversely affect the travel industry as a whole include fuel prices, increased security requirements, weather conditions, airline accidents and international political instability and hostilities. For example, the September 11, 2001 terrorist attacks resulted in, among other things, a reluctance on the part of many people to travel and decreased availability of airline alternatives at affordable prices, significantly affecting the travel and recreation services business generally and resulting in the cancellation of many trade shows. More recently, attendance at trade shows and at some of our Canadian travel and recreation facilities was also negatively affected by fears stemming from the outbreak of severe acute respiratory syndrome, or “SARS.” Unexpected events of this nature in the future, or other events that may have an impact on the availability and pricing of air travel and accommodations, could materially adversely affect our business and results of operations.

Our businesses are seasonal, which causes our results of operations to fluctuate and makes our results of operations particularly sensitive to adverse events during peak periods.

           GES and Exhibitgroup both generally report higher revenues during the first and second quarters, and GES and Exhibitgroup report their lowest revenues in the fourth and third quarters, respectively. Our travel and recreation businesses are also seasonal, experiencing peak activity during May through September — these months account for approximately 80 percent of our travel and recreation revenues. Because of the seasonal nature of these businesses, adverse events or conditions occurring during peak periods could particularly affect the operating results of our businesses.

Trade show rotation may impact our overall profitability and makes comparisons between periods difficult.

           Convention and event services and exhibit design and construction activity are largely dependent upon the frequency, timing and location of conventions and trade shows. For example, some large trade shows are not held on a yearly basis (they may be held once every two or three years), and some large trade shows may be held at a different time of year than the times at which they have historically been held. In addition, the same trade show may be held in different locations in different years.

           Our results of operations fluctuate significantly as a result of this rotation, making it more difficult for us to make budget and planning decisions. The geographic rotation of trade shows requires us to maintain a high degree of flexibility of resources (including personnel and transportation) and may result in a business generating lower margins in a given period if trade shows shift to higher-cost cities. As a consequence of these factors, the operating results for our key businesses may fluctuate significantly from quarter to quarter or from year to year, making periodic comparisons difficult.

Transportation disruptions could adversely affect our business and operating results.

           GES and Exhibitgroup rely on independent transportation carriers to send materials and exhibits to and from trade shows, warehouse facilities and customer facilities. If we are unable to secure the services of these independent transportation carriers at favorable rates, it could have a material adverse effect on our business and results of operations. In addition, disruption of transportation services because of weather-related problems, strikes, lockouts or other events could adversely affect our ability to supply services to customers and could cause cancellation of trade shows, which may have a material adverse effect on our business and operating results.

Union-represented labor creates an increased risk of work stoppages and higher labor costs.

           A majority of our employees are unionized, and we are party to over 100 collective-bargaining agreements, with approximately one-third requiring renegotiation each year. If labor negotiations force us to increase wages or benefits and thus increase total labor costs, we would either absorb the increased costs, adversely affecting our margins, or pass the costs to the customers, which may lead customers to turn away from us in response to higher prices. In either event, our business and results of operations could be adversely affected.

           Moreover, if we were unable to reach an agreement with a union during the collective bargaining process, the union may call for a strike or other work stoppage. If a strike were to occur, we might be unable to find substitute workers with the necessary skill sets to perform many of our services, and this could adversely affect our business and results of operations.

We compete in competitive industries, and increased competition could negatively impact our operating results.

           We compete in industries that are highly competitive. Competition in the convention and event services and exhibit design and construction services industries is on the basis of price and service level, among other things. To the extent competitors seek to gain or retain their market presence through aggressive underpricing strategies, we may be required to lower our prices and rates, thereby adversely affecting operating results. If we are unable to meet the challenges presented by the competitive environment, our results of operations and financial condition may be adversely affected.

The failure of a large customer to renew its services contract or the loss of business from convention facilities may adversely impact our revenues.

           Although no single customer accounts for more than 9 percent of the revenue of any of our business segments, GES is dependent upon a relatively small number of large trade show customers and Exhibitgroup has a number of large customer accounts. The loss of any of these large customers may adversely affect our results of operations.

           In addition, GES’s revenues may be significantly impacted if certain convention facilities choose to in-source electrical, plumbing and other services that have represented revenue-generating opportunities for GES. When GES is hired as the general services contractor for a trade show, the trade show organizer contractually grants GES an exclusive right to perform these electrical and plumbing services, subject in each case to the convention facility’s option to in-source the services (either by performing the services themselves or by hiring a separate service provider). The operators of many convention facilities are currently under financial pressure as a result of conditions generally affecting their industry, including decreased usage and revenues. As a result, some of these convention facilities may seek to in-source all or a large portion of these services. If a large number of facilities with which we have these relationships seek to move these facilities services in-house, our revenues and operating results would be affected.

Our key businesses are relationship driven.

           The convention and event services and exhibit design and construction businesses heavily focus on client relationships, and, specifically, on very close collaboration and interaction between teams from the client and GES or Exhibitgroup, as the case may be. This close relationship requires the account team to become attuned to the client’s desires and expectations in order to provide top-quality service. We have in the past lost, and may in the future lose, important customers if a key member of the account team were to cease employment with us and take that customer that he or she services to a competitor.

Liabilities relating to prior and discontinued operations may adversely affect our results of operations.

           Viad and its predecessors have a corporate history spanning over seven decades and involving approximately 2,400 previous subsidiaries in diverse businesses, such as the manufacturing of locomotives, buses, industrial chemicals, fertilizers, pharmaceuticals, leather, textiles, food and fresh meats. Some of these businesses used raw materials that have been, and may continue to be, the subject of litigation. Moreover, some of the raw materials used, and the waste produced, by these businesses have been and are the subject of U.S. federal and state environmental regulations, including laws enacted under the Comprehensive Environmental Response, Compensation and Liability Act, or and its state law counterparts. In addition, we may incur other liabilities, resulting from indemnification or warranty claims involving sold subsidiaries as well as from our past operations of those of our predecessors or our or their subsidiaries. Although we believe we have adequate reserves and sufficient insurance coverage to cover these future liabilities, our results of operations could be materially affected if future events or proceedings contradict our current assumptions, and our reserves or insurance become inadequate.

We expect that we will no longer have an investment grade credit rating after the spin-off, which may result in increased costs.

           We believe that, following the completion of the spin-off, our debt will not have an investment grade rating. As a result, there is a high probability that our credit-related costs will increase after the spin-off, and this may adversely affect our operating results. In addition, we may experience an increase in certain insurance-related costs, which may also adversely affect our results of operations.

Glacier Park’s concession agreement for its operations inside Glacier National Park expires in December 2005, and, if Glacier Park is unsuccessful in renewing this contract, this failure would adversely affect our results of operations.

           Glacier Park operates four lodges, three motor inns and one stand-alone camp store inside Glacier National Park. Two of the lodges, the three motor inns and the camp store are operated through a concession agreement with the U.S. National Park Service. The lodges at Waterton Lakes, Canada, and at East Glacier are not subject to the concession agreement. When this agreement expires in December 2005, Glacier Park will be obligated, if it wants to continue operations, to rebid for the right to retain these concession services. If Glacier Park does not retain these contractual rights, it will receive an amount from the U.S. National Park Service equal to its “possessory interest,” which generally means the value of the structures acquired or constructed, fixtures installed or improvements made to Glacier National Park during the term of this Agreement, based on the reconstruction cost of a new unit of like kind, less depreciation, but not to exceed fair market value. Although we believe that Glacier Park has a preferential right of renewal under applicable federal law (which would allow Glacier Park to retain the business by matching the highest bid offered by any third party), the U.S. National Park Service has taken a contrary position. We expect that the U.S. National Park Service will not recognize Glacier Park’s preferential right of renewal, which may make the concessionaire bidding process more difficult for Glacier Park. If Glacier Park were to lose the concessionaire portion of its business to another bidder, Glacier Park’s results of operations may be adversely affected to the extent of the value of this business over the value of the possessory interest.

Risks Relating to the Separation of MoneyGram from Viad and the Distribution

The historical financial information of MoneyGram and New Viad may not be representative of their results as separate, independent companies.

           Historically, the businesses that comprise each of MoneyGram and New Viad have been able to rely, to some degree, on the earnings, assets and cash flow of each other for capital and cash flow requirements. Accordingly, the historical financial information for MoneyGram and New Viad that we have included in this information statement may not reflect what the results of operations, financial condition and cash flows of MoneyGram and New Viad would have been had each been a separate, independent company during the periods presented. This financial information also may not be indicative of what the results of operations, financial condition and cash flows of MoneyGram or New Viad will be in the future.

           For additional information about the past financial performance and the basis of presentation of the historical financial statements, see “Selected Historical Consolidated Financial and Other Data of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.),” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.),” “Selected Historical Combined Financial and Other Data of New Viad,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad” and the financial statements and related notes of Viad Corp and New Viad included elsewhere in this information statement.

If the spin-off is determined to be a taxable transaction, New Viad could be subject to material amounts of taxes and you could be subject to tax on the value of the MoneyGram common stock you receive in the distribution.

           Viad has conditioned the spin-off on the receipt of a favorable private letter ruling from the Internal Revenue Service to the effect that the distribution will be tax-free to Viad and its stockholders for U.S. federal income tax purposes. Although generally binding on the Internal Revenue Service, any such letter ruling is subject to certain factual representations and assumptions. If these factual representations and assumptions were incorrect in any material respect, this letter ruling could be retroactively revoked or modified by the Internal Revenue Service. Neither Viad nor MoneyGram is aware of any facts or circumstances that would cause these representations or assumptions to be untrue or incomplete in any material respect. If, notwithstanding the Internal Revenue Service ruling, the spin-off is determined to be a taxable transaction, Viad could be subject to material amounts of taxes and you could be subject to tax on the value of the MoneyGram common stock you receive in the distribution. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

If either Viad or MoneyGram takes actions that cause the distribution to fail to qualify as a tax-free transaction, the party that causes the distribution to be taxable will be required to indemnify the other for any resulting taxes and related losses.

           Viad has conditioned the spin-off on the receipt of a favorable private letter ruling from the Internal Revenue Service to the effect that the distribution will be tax-free to Viad and its stockholders for U.S. federal income tax purposes. Under the tax sharing agreement between MoneyGram and New Viad, if either New Viad or MoneyGram takes or fails to take any action (or permits any of their respective affiliates to take or fail to take any action) that causes the distribution to be taxable, or if there is an acquisition of the equity securities or assets of either party (or equity securities or assets of any member of that party’s group) that causes the distribution to be taxable, that party will be required to indemnify the other party for any resulting taxes and related losses.

           In the event that the distribution were taxable to New Viad, New Viad would recognize gain equal to the excess, if any, of the fair market value of MoneyGram common stock distributed on the distribution date over Viad’s tax basis in that MoneyGram common stock, and New Viad would have to pay tax on that gain. The amount of tax would be substantial, and the party causing the distribution to be taxable likely would not have sufficient financial resources to operate its business after paying any resulting taxes and related losses.

The ability of MoneyGram and New Viad to engage in financings and acquisitions and other strategic transactions using equity securities is subject to limitations because of the U.S. federal income tax requirements for a tax-free distribution.

           Current tax law generally creates a presumption that the spin-off would be taxable to New Viad (but not to its stockholders) if either MoneyGram or New Viad engages in, or enters into an agreement to engage in, a transaction that would result in a 50 percent or greater change (by vote or by value) in stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the spin-off. Temporary Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, those specific factors listed in the Treasury regulations. In addition, the regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan.

           Each of MoneyGram and New Viad will be subject to restrictions (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the spin-off. These restrictions may prevent MoneyGram and New Viad from entering into transactions that might be advantageous to them, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets by issuing equity securities. Many of MoneyGram’s and New Viad’s competitors are not subject to similar restrictions, and therefore, may have a competitive advantage over MoneyGram and New Viad.

MoneyGram and New Viad could incur significant tax liability if the other party fails to pay the tax liabilities attributable to it under the tax sharing agreement.

           Under U.S. federal income tax laws, New Viad and MoneyGram are severally liable for New Viad’s federal income taxes attributable to the periods prior to or including the taxable year of Viad during which the spin-off occurs. This means that if either New Viad or MoneyGram fails to pay the taxes for which it is responsible under the tax sharing agreement for those periods, the other party may be liable for any part of, including the whole amount of, these liabilities. Although New Viad and MoneyGram have entered into the Tax Sharing Agreement that allocates responsibility for tax liabilities between New Viad and MoneyGram, MoneyGram remains liable if New Viad does not or is unable to pay its taxes. Certain other jurisdictions may have similar rules. For a discussion of the Tax Sharing Agreement, please see “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Tax Sharing Agreement.”

The spin-off may be challenged by creditors as a fraudulent transfer or conveyance.

           If a court in a suit by an unpaid creditor or representative of creditors of New Viad, such as a trustee in bankruptcy, or New Viad, as debtor-in-possession, in a reorganization case under Title 11 of the U.S. Bankruptcy Code, were to find that:

•	the spin-off and the related transactions were undertaken for the purpose of hindering, delaying or defrauding creditors; or

•	New Viad received less than reasonably equivalent value or fair consideration in connection with the spin-off and the transactions related thereto and (1) Viad was insolvent immediately prior to or was rendered insolvent by the spin-off, (2) Viad immediately prior to or as of the effective time of the completion of the spin-off and after giving effect thereto intended or believed that it would be unable to pay its debts as they became due or (3) the capital of Viad immediately prior to or at the effective time of the completion of the spin-off and after giving effect thereto was inadequate to conduct its business;

then that court could determine that the spin-off or the related transactions violated applicable provisions of the U.S. Bankruptcy Code or applicable state fraudulent transfer or conveyance laws. This determination would permit the bankruptcy trustee or debtor-in-possession or unpaid creditors to rescind the spin-off or to require MoneyGram or New Viad, as the case may be, to fund liabilities of the other for the benefit of creditors.

           The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured; or

•	it is generally not paying its debts as they become due.

If the distribution made to effect the spin-off is not a legal dividend, it could be held invalid by a court and harm the financial condition and results of operations of MoneyGram and New Viad.

           The declaration of the distribution of shares of MoneyGram common stock made to effect the spin-off is governed by the Delaware General Corporation Law. Under the Delaware General Corporation Law, there are certain restrictions on when a corporation may distribute its property, including the shares of the common stock of a subsidiary, as a dividend. New Viad believes that the distribution and related transactions, including the merger, comply with applicable law, but we cannot assure you that a court will not later determine that the distribution was invalid under Delaware law and reverse the transaction. The resulting complications, costs and expenses could harm the financial condition and results of operations of MoneyGram and New Viad.

After the completion of the spin-off, most of the management and directors of MoneyGram and New Viad may have conflicts of interest because of their ownership of both MoneyGram and New Viad common stock.

           After the completion of the spin-off, most of the management and directors of MoneyGram and New Viad will own shares of both MoneyGram common stock and New Viad common stock because of their prior relationship with Viad. This ownership could create, or appear to create, potential conflicts of interest when MoneyGram’s and New Viad’s directors and executive officers are faced with decisions that could have different implications for MoneyGram and New Viad.

Risks Relating to the Securities Markets and Ownership of MoneyGram or New Viad Common Stock

Provisions of the charter documents of MoneyGram and New Viad and Delaware law may delay or prevent a change in control that you may favor.

           Provisions of the certificate of incorporation and by-laws of each of MoneyGram and New Viad and Delaware law may delay or prevent a change of control of MoneyGram or New Viad that you may consider favorable. These provisions include the following:

•	no cumulative voting by stockholders for directors;

•	a classified board of directors with three-year staggered terms;

•	the ability of the board of directors to set the size of the board of directors, to create new directorships and to fill vacancies;

•	the ability of the board of directors, without stockholder approval, to issue preferred stock, which may have rights and preferences that are superior to common stock;

•	the ability of the board of directors to amend the by-laws;

•	the prohibition of stockholder action by written consent;

•	the inability of stockholders to call a special meeting;

•	advance notice requirements for stockholder proposals and for nominating candidates to the board of directors;

•	a stockholder rights plan, which discourages the unauthorized acquisition of 20 percent or more of the outstanding common stock or an unauthorized exchange or tender offer; and

•	the requirement that certain business combinations with an “interested stockholder” (defined as a holder of 10 percent or more of the outstanding voting stock) must be approved by holders of 66 2/3 percent of the voting power of shares not owned by the interested stockholder, unless the business combination is approved by certain “continuing directors” (as defined in our certificate of incorporation) or meets certain requirements regarding price and procedure.

In addition, Section 203 of the Delaware General Corporation Law could have the anti-takeover effects described under “Description of Capital Stock of MoneyGram — Section 203 of the Delaware General Corporation Law” and “Description of Capital Stock of New Viad — Section 203 of the Delaware General Corporation Law.” Please see “Description of Capital Stock of MoneyGram” and “Description of Capital Stock of New Viad” for a more detailed description of these agreements and provisions.

The combined post-spin-off value of MoneyGram common stock and New Viad common stock may not equal or exceed the pre-spin-off value of Viad common stock.

           We cannot determine the trading value of MoneyGram common stock or New Viad common stock following the completion of the spin-off. The combined trading value of MoneyGram and New Viad common stock after the completion of the spin-off may not be equal to or exceed the pre-spin-off value of Viad common stock.

The securities of MoneyGram and New Viad, as separate companies, have no prior market. This may result in fluctuations in stock prices, which may harm each company’s ability to raise capital.

           The common stock of MoneyGram and New Viad, as separate companies, has not been publicly traded, and an active trading market may not develop or be sustained after the completion of the spin-off. Until the market has fully evaluated the businesses of MoneyGram and New Viad, the trading prices of MoneyGram and New Viad common stock may fluctuate significantly. The market price of MoneyGram and New Viad common stock could be subject to significant fluctuations after the completion of the spin-off due to factors such as:

•	actual or anticipated fluctuations in results of operations;

•	failure to be covered by securities analysts, or failure to meet securities analysts’ expectations;

•	success of operating strategies;

•	realization of any of the risks described in this section;

•	in the case of MoneyGram, decline in the stock prices of peer companies; and

•	in the case of New Viad, the absence of comparable public companies in the markets of New Viad’s primary businesses.

           Substantially all of the shares of MoneyGram common stock that will be issued in the distribution will be eligible for immediate resale in the public market, except for shares of MoneyGram common stock held by affiliates of MoneyGram under the rules of the Securities Act of 1933, as amended. A significant redistribution of MoneyGram common stock could occur in the public markets during the first weeks or months that MoneyGram common stock is traded because of the differing objectives and strategies of investors that acquire these shares in the distribution.

           In addition, following the completion of the spin-off, New Viad is likely to be removed from the S&P Mid-Cap 400 index and will have a substantially smaller market capitalization. Because of these facts, there is likely to be a substantial shift in the makeup of New Viad’s stockholder base. As this shift occurs, there are likely to be significant fluctuations in the prices at which Viad common stock trades.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      MoneyGram and New Viad have made forward-looking statements in this information statement; see “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad,” “The Spin-Off,” “Business of MoneyGram,” and “Business of New Viad” that are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for us based on currently available information. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, achievements, competitive position, potential growth opportunities, potential operating performance improvements, potential changes in interest rates, benefits resulting from or effects of the spin-off, effects of competition and effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts, and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “forecast,” “project,” “predict,” “potential,” “is confident that,” “will likely result,” “continue,” “may,” “will,” “should” or similar expressions or the negative of these terms or similar expressions.

      Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in, or implied by, these forward-looking statements. For example, the risk factors discussed in “Risk Factors” could cause the results of MoneyGram or New Viad to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. Both MoneyGram and New Viad wish to caution readers not to rely on any of these forward-looking statements, which speak only as of the date made. Neither MoneyGram nor New Viad has any intention or obligation to update forward-looking statements after the date of this information statement.

THE SPIN-OFF

Background of the Spin-Off

      On July 24, 2003, Viad announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts the global payment services business, will become a subsidiary of Viad’s newly formed, wholly owned subsidiary, MoneyGram, and Viad’s board of directors will declare a dividend on Viad common stock consisting of the                      shares of MoneyGram common stock that Viad will own on the distribution date. These shares of MoneyGram common stock will represent all of the outstanding MoneyGram common stock on that date. The dividend will be paid at 11:59 p.m., New York City time, on                     , 2004, in the amount of one share of MoneyGram common stock for each outstanding share of Viad common stock as described below. The spin-off and related transactions are subject to a number of conditions described elsewhere in this information statement and are not expected to be completed earlier than the end of the first quarter of 2004. We cannot assure you that any such transaction will be completed.

      Please note that you will not be required to pay any cash or other consideration for the shares of MoneyGram common stock distributed to you or to surrender or exchange your shares of Viad common stock to receive the dividend of MoneyGram common stock. You will continue to own your shares of Viad common stock, and, if you were a Viad stockholder on the record date for the distribution, you will also receive shares of MoneyGram common stock. The distribution will not otherwise change the number of, or the preferred share purchase rights associated with, outstanding shares of Viad common stock.

Reasons for the Spin-Off

      Viad and MoneyGram believe that the key benefits of the spin-off include:

•	Direct access to capital markets. As an independent public company, MoneyGram will be able to directly access the capital markets, and issue equity and debt more easily and on more favorable terms in order to finance expansion, growth opportunities and debt repayment.

•	Greater strategic focus. MoneyGram and New Viad each expects to have a sharper focus on its businesses and growth opportunities as a result of their respective boards of directors and management teams concentrating only on their core businesses. MoneyGram and New Viad believe that each will be able to make decisions more quickly, deploy resources more rapidly and efficiently, and operate with more agility than when all of their businesses were part of a larger organization. Further, the separation of MoneyGram from Viad will eliminate any competition for capital among Viad’s various businesses, which MoneyGram and New Viad believe will enhance the businesses’ opportunities for growth.

•	Increased ability to attract, retain and motivate employees. MoneyGram and New Viad believe that incentive compensation arrangements for key employees, directly related to the market performance of their respective common stock, will provide enhanced incentives for performance. The separation will enable each of MoneyGram and New Viad to offer its key employees compensation directly linked to the performance of its business, which they expect to enhance their ability to attract, retain and motivate qualified personnel.

•	Improved ability to undertake acquisitions. After the completion of the spin-off, MoneyGram will be a “pure-play” payment services company. MoneyGram expects that having a more focused equity currency will improve its ability to pursue strategic initiatives, including acquisitions, joint ventures and investments.

•	Better understanding of businesses. The businesses of each of MoneyGram and New Viad will be more easily understood by investors, rating agencies, clearing banks and others after the completion of the spin-off.

The Number of MoneyGram Shares You Will Receive

      For each share of Viad common stock that you owned at 5:00 p.m., New York City time, on                     , 2004, the record date, you will receive one share of MoneyGram common stock. It is important to note that if you sell your shares of Viad common stock between the record date and the distribution date in the “regular way” market, you will be selling your right to receive the share dividend in the distribution. See “— Trading between the Record Date and Distribution Date.”

Results of the Spin-Off

      After the completion of the spin-off, MoneyGram and New Viad will be separate, independent, public companies. Immediately following the completion of the spin-off, there will be approximately                      beneficial holders of shares of MoneyGram common stock, based on the number of beneficial holders of Viad common stock on                     , 2004, and approximately                    shares of MoneyGram common stock outstanding. There will also be options outstanding to purchase MoneyGram common stock as described in “— Treatment of Employee Stock Options.”

      MoneyGram and Viad will be parties to a number of agreements that govern MoneyGram’s separation from Viad and our future relationship with New Viad. See “Relationship between New Viad and MoneyGram.”

      The spin-off will not affect the number of outstanding shares of Viad common stock or any rights of Viad stockholders.

Material U.S. Federal Income Tax Consequences of the Spin-Off

      The following discussion summarizes the material U.S. federal income tax consequences of the spin-off. This discussion is based on the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities as of the date of this information statement, all of which are subject to change (possibly with retroactive effect).

      The following discussion is limited to holders of Viad common stock that are U.S. persons for federal income tax purposes and may not describe all of the tax consequences that may be relevant to a holder in light of his or her particular circumstances or to holders subject to special rules. In addition, this summary is limited to holders that hold their Viad common stock as a capital asset. This summary may not be applicable to stockholders who received their Viad common stock pursuant to the exercise of employee stock options, or otherwise as compensation. Accordingly, each stockholder should consult his or her tax advisor as to the particular consequences of the spin-off of MoneyGram common stock to that stockholder, including the application of U.S. state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences described in this information statement.

      Viad has conditioned the spin-off on the receipt of a favorable private letter ruling from the Internal Revenue Service confirming, among other things, that the spin-off will qualify as tax-free to Viad and its stockholders under Section 355 of the Code and related provisions. Although the rulings relating to the qualification of the spin-off as a tax-free transaction are generally binding on the Internal Revenue Service, the continuing validity of the rulings is subject to factual representations and assumptions. Neither Viad nor MoneyGram is aware of any facts or circumstances that would cause these representations and assumptions to be untrue. If the Internal Revenue Service subsequently held the spin-off to be taxable, the consequences described below would not apply and both Viad and holders of Viad common stock that received shares of MoneyGram common stock in the spin-off could be subject to tax. In this case, MoneyGram may have to indemnify New Viad, and New Viad may have to indemnify MoneyGram, for some or all of the resulting taxes and related losses.

      For U.S. federal income tax purposes the principal U.S. federal income tax consequences of the spin-off will be as follows:

•	no gain or loss will be recognized by, and no amount will be included in the income of, Viad upon the spin-off other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Viad common stock as a result of the receipt of shares of MoneyGram common stock in the spin-off;

•	a holder of Viad common stock will apportion the tax basis for that holder’s Viad common stock on which MoneyGram stock is distributed between Viad common stock and MoneyGram common stock received in the spin-off in proportion to the relative fair market values of Viad common stock and MoneyGram common stock on the date of the spin-off; and

•	the holding period of the shares of MoneyGram common stock received by a holder of Viad common stock in the spin-off will include the period during which such holder held the Viad common stock on which MoneyGram common stock is distributed.

      Current Treasury regulations require each Viad stockholder that receives MoneyGram common stock pursuant to the spin-off to attach to his or her U.S. federal income tax return, for the year in which the spin-off occurs, a detailed statement setting forth data as may be appropriate in order to show the applicability to the spin-off of Section 355 of the Code. Viad will provide appropriate information to each holder of record of Viad common stock as of the record date.

Listing and Trading of MoneyGram and Viad Common Stock

      Viad presently owns all of the outstanding shares of MoneyGram common stock. No trading prices are available with respect to these shares. Neither MoneyGram nor Viad can assure you as to the trading price of MoneyGram or New Viad common stock after the spin-off or as to whether their initial combined price will be higher or lower than the price of Viad common stock prior to the spin-off. See “Risk Factors — Risks Relating to the Securities Markets and Ownership of MoneyGram or New Viad Common Stock.”

      MoneyGram intends to file an application to list MoneyGram common stock on the New York Stock Exchange, Inc. under the symbol “MGI.”

      The shares of MoneyGram common stock distributed to Viad stockholders will be freely transferable, except for shares received by individuals that may have a special relationship or affiliation with MoneyGram. Individuals that may be considered our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with MoneyGram. This may include some or all of the officers and directors of MoneyGram. Individuals that are affiliates of MoneyGram will be permitted to sell their shares of MoneyGram common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

      New Viad common stock will continue to trade on the New York Stock Exchange, Inc. under the symbol “VVI.”

Trading between the Record Date and Distribution Date

      Between the record date and the distribution date, Viad expects that there will be two markets in Viad common stock: a regular way market and an ex-dividend market. Shares of Viad common stock that trade on the regular way market will trade with an entitlement to shares of MoneyGram common stock distributed pursuant to the distribution. Shares that trade on the ex-dividend market will trade without an entitlement to shares of MoneyGram common stock distributed pursuant to the distribution. Therefore, if you owned shares of Viad common stock at 5:00 p.m., New York City time, on the record date and sell those shares on the regular way market prior to the distribution date, you will also be trading the shares of MoneyGram common stock that would have been distributed to you pursuant to the distribution. If you sell those shares of Viad common stock on the ex-dividend market prior to the distribution date, you will still receive the shares of MoneyGram common stock that were to be distributed to you pursuant to your ownership of the shares of Viad common stock. If the spin-off does not occur, all ex-dividend trading will be null and void. If ex-dividend trading occurs, the listing of Viad common stock will be under the symbol “VVI” accompanied by the letters “wi.”

      Between the record date and the distribution date, a when-issued trading market in MoneyGram common stock may develop. The when-issued trading market will be a market for shares of MoneyGram common stock that will be distributed to Viad stockholders on the distribution date. If you owned shares of Viad common stock at 5:00 p.m., New York City time, on the record date, then you are entitled to shares of MoneyGram common stock distributed pursuant to the distribution. You may trade this entitlement to shares of MoneyGram common stock, without the shares of Viad common stock you own, on the when-issued trading market. On the first trading day following the distribution date, when issued trading with respect to MoneyGram common stock will end and regular way trading will begin. If when-issued trading occurs, the listing for MoneyGram common stock will be under the trading symbol “MGI” accompanied by the letters “wi.” If the spin-off does not occur, all when-issued trading will be null and void.

When and How You Will Receive the Dividend

      Viad will pay the dividend on                     , 2004, by releasing its shares of MoneyGram common stock to be distributed in the distribution to                     , our transfer agent. As part of the distribution, MoneyGram will be adopting a book-entry share transfer and registration system for MoneyGram common stock. Instead of receiving physical share certificates, registered holders of Viad common stock entitled to the distribution will have their shares of MoneyGram common stock distributed on the distribution date credited to book-entry accounts established for them by the transfer agent. The transfer agent will mail an account statement to each registered holder stating the number of shares of MoneyGram common stock credited to the holder’s account. After the distribution, you may request:

•	a transfer of all or a portion of your shares of MoneyGram common stock to a brokerage or other account; and

•	receipt of one or more physical share certificates representing your shares of MoneyGram common stock.

      For those holders of Viad common stock that hold their shares through a broker, bank or other nominee, the transfer agent will credit the shares of MoneyGram common stock to the accounts of those nominees that are registered holders, that, in turn, will credit their customers’ accounts with MoneyGram common stock. MoneyGram and Viad anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with MoneyGram common stock within three to eight days of the distribution date.

Treatment of Employee Stock Options

      As of the distribution date, each Viad option that immediately prior to the distribution date is outstanding and not exercised will be adjusted to consist of two options: (1) an option to purchase shares of Viad common stock and (2) an option to purchase shares of MoneyGram common stock. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

DIVIDEND POLICY OF MONEYGRAM

      MoneyGram has not yet determined whether it will pay dividends on MoneyGram common stock following the spin-off. Any future determination to pay dividends on MoneyGram common stock will be at the discretion of MoneyGram’s board of directors and will depend on MoneyGram’s financial condition, results of operations, cash requirements, prospects and such other factors as MoneyGram’s board of directors may deem relevant.

CAPITALIZATION OF VIAD CORP

(Accounting Predecessor to MoneyGram International, Inc.)

      The following table sets forth the unaudited historical capitalization of Viad Corp (accounting predecessor to MoneyGram International, Inc.) as of September 30, 2003, and unaudited pro forma capitalization of MoneyGram International, Inc. (accounting successor to Viad Corp) as of September 30, 2003, after giving effect to the anticipated preferred stock redemption, the debt refinancing and the spin-off and related transactions, each as if they occurred on that date. For an explanation of the spin-off and related transactions between MoneyGram and Viad, see “Unaudited Pro Forma Consolidated Financial Information of MoneyGram International, Inc. (Accounting Successor to Viad Corp).”

      This table should be read in conjunction with Viad Corp’s consolidated financial statements and related notes, the “Unaudited Pro Forma Consolidated Financial Information of MoneyGram International, Inc. (Accounting Successor to Viad)” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.)”

	September 30, 2003

	Historical	Pro Forma

	(in thousands, except share
	data)
Current portion of long-term debt	$1,218	$310

Long-term debt:
Long-term debt, less current portion	$254,194	$150,614	(1)

$4.75 Preferred stock subject to mandatory redemption, call price of $101, 234,953 shares outstanding historical and none pro forma	6,725	—	(1)

Stockholders’ equity:
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 issued historical and $0.01 par value, 200,000,000 shares authorized, 88,358,302 issued and outstanding pro forma	149,610	884	(2)
Additional capital	215,583	47,418	(2)
Retained income	845,497	505,161	(1)(2)
Unearned employee benefits and other	(62,560)	(38,556	)(2)
Accumulated other comprehensive income (loss):
Unrealized gain on available-for-sale securities	109,512	109,259	(2)
Unrealized loss on derivative financial instruments	(132,787)	(132,787	)(2)
Cumulative foreign currency translation adjustments	5,744	2,760	(2)
Minimum pension liability adjustment	(34,274)	(30,303	)(2)
Common stock in treasury, at cost, 11,381,623 shares historical and none pro forma	(292,887)	—	(3)

Total Stockholders’ equity	803,438	463,836

Total Capitalization	$1,064,357	$614,450

(1)	The pro forma capitalization of MoneyGram International, Inc. assumes that at September 30, 2003:

•	MoneyGram International, Inc. obtained bank credit facilities of $350.0 million, drew $150.0 million on these facilities and paid that amount to Viad Corp, and Viad Corp used such $150 million to repay all or a portion of its commercial paper as described below.

•	Viad Corp repaid its commercial paper of $170.0 million, repurchased its senior notes and subordinated debt in a total amount of $53.5 million, retired certain other obligations of $9.0 million and redeemed its outstanding preferred stock at an aggregate call price of $23.7 million. The total cash used related to the debt repayment and preferred stock redemption is assumed to be $262.2 million, of which $150.0 million is assumed to be provided by MoneyGram’s borrowings under its new bank facilities described above, $29.0 million is assumed to be provided by borrowings by New Viad under its new credit facilities described in this information statement and $83.2 million is assumed to come from cash on hand (including funds received by Viad from Travelers Express Company, Inc.).

•	An aggregate loss of $23.0 million was recorded in connection with the early retirement of debt and the redemption of preferred stock.

(2)	The pro forma capitalization at September 30, 2003 also reflects the following:

•	The net assets of New Viad are assumed to be distributed as a dividend at historical cost.

•	An aggregate loss of $23.0 million is assumed to be recorded in connection with the early retirement of debt and the redemption of preferred stock.

•	The elimination of treasury stock described in note (3) below.

•	One-time pre-tax expenses of $2.5 million were incurred in order to complete the spin-off.

•	The allocation of the employee equity trust between MoneyGram International, Inc. and Viad Corp as contemplated by the Employee Benefits Agreement.

•	The change in the par value of MoneyGram common stock from $1.50 per share to $0.01 per share.

(3)	The pro forma capitalization at September 30, 2003 reflects the elimination of Viad treasury stock, which shares will be treasury shares of New Viad.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF

MONEYGRAM INTERNATIONAL, INC.
(Accounting Successor to Viad Corp)

      On July 24, 2003, Viad Corp announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock. The spin-off and related transactions are subject to a number of conditions described elsewhere in this information statement and are not expected to be completed earlier than the end of the first quarter of 2004. We cannot assure you that the transactions will be completed.

      In connection with the spin-off, Viad Corp, MoneyGram International, Inc. and Travelers Express Company, Inc. will engage in the following transactions:

•	A newly formed, wholly owned subsidiary of MoneyGram will be merged with and into Travelers Express Company, Inc. which currently conducts Viad Corp’s global payment services business and is a wholly-owned subsidiary of Viad Corp. As a result of the merger, Travelers Express Company, Inc. will become a wholly owned subsidiary of MoneyGram International, Inc.

•	Prior to the merger, each of Viad Corp and MoneyGram International, Inc. expect to enter into new credit agreements, as described under “Financing Arrangements of MoneyGram” and “Financing Arrangements of New Viad.” At the time of the spin-off, Viad Corp expects to borrow approximately $29 million under its new credit agreement, and MoneyGram International, Inc. expects to borrow $150 million under its new credit agreement.

•	Pursuant to the plan of reorganization adopted in connection with the merger, MoneyGram International, Inc. will pay $150 million to Viad Corp. MoneyGram International, Inc. will fund this payment with the borrowing under its new credit agreement. Viad Corp will use all of the proceeds of this cash payment to repay all or a portion of its outstanding commercial paper (or other similar indebtedness). Viad Corp currently has approximately $170 million of commercial paper outstanding.

•	Prior to the merger, Viad Corp intends to seek to repurchase all of its outstanding subordinated debt and medium term notes and intends to repay an industrial revenue bond for which it is responsible, for an aggregate amount of approximately $68.5 million (which includes an estimated tender premium with respect to the public indebtedness). In addition, prior to the merger, Viad Corp expects to redeem its outstanding preferred stock (carrying value of $6.7 million) at an aggregate redemption price of $23.7 million. Viad Corp will fund the preferred stock redemption, repurchase of public indebtedness and repayment of the industrial revenue bond, as well as the repayment of any commercial paper in excess of the $150 million described above, with the proceeds of the borrowings under its new credit agreement and with cash on hand (including funds received from Travelers Express Company, Inc. prior to the merger). The total amount of cash required to fund the preferred stock redemptions and debt retirement described above is expected to be $262.2 million. Viad Corp expects to record an aggregate pre-tax loss on the debt retirement and preferred stock redemption of $23.0 million at the time that such transactions occur. (Following the spin-off, this loss would be reflected on the financial statements of MoneyGram, as the accounting successor to Viad Corp.)

•	Pursuant to the Employee Benefits Agreement, MoneyGram International, Inc. and Travelers Express Company, Inc. will assume certain employee benefits liabilities of MoneyGram International, Inc. and Viad Corp, and in connection with the assumption of certain liabilities, Viad Corp will transfer certain related assets to Travelers Express Company, Inc. In connection with the transactions contemplated by the Employee Benefits Agreement, the unaudited pro forma consolidated balance sheet of MoneyGram International, Inc. (accounting successor to Viad Corp) reflects the transfer to a trust established by MoneyGram International, Inc. of shares of MoneyGram common stock that will be distributed in the spin-off with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, which will be used to provide employee benefits to employees of MoneyGram International, Inc.

•	Pursuant to the Tax Sharing Agreement, tax sharing payments of approximately an aggregate of $35 million will be made from Travelers Express Company, Inc. to Viad Corp in respect of alternative minimum tax credits and general business tax credits.

•	We expect that Viad Corp will incur pre-tax expenses of up to approximately $15 million, primarily related to investment banking, legal and accounting fees, in order to complete the spin-off and related transactions. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad.

•	We expect that prior to the merger, Travelers Express Company, Inc., will pay cash dividends to Viad Corp in the amount of net income of Travelers Express Company, Inc. in 2004 to the date of the spin-off. To the extent not used as described above, that cash will be retained by New Viad or used in connection with its business and operations following the spin-off.

      The transactions described above related to the transfer of employee benefit plan liabilities and related assets and the tax sharing payment are included in New Viad’s historical combined financial statements because these items will be allocated as described pursuant to the Employee Benefits Agreement and the Tax Sharing Agreement. As such, no further pro forma adjustments (except as noted) were made to the unaudited consolidated financial information of MoneyGram International, Inc. (accounting successor to Viad Corp) or the unaudited combined financial information of New Viad related to these items. All other items are reflected in the “pro forma adjustments — other” column in the pro forma unaudited consolidated (combined) financial information, as applicable.

      Notwithstanding the legal form of the spin-off, due to the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity and treated as the accounting successor to Viad Corp for financial reporting purposes in accordance with the EITF No. 02-11. The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (APB) Opinion No. 29, “Accounting for Non-Monetary Transactions (APB No. 29).” Accordingly, the spin-off will be accounted for based upon the recorded amounts of the New Viad assets to be divested. MoneyGram International, Inc. will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad. Furthermore, if the spin-off transaction were to occur, MoneyGram International, Inc. would report the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      The following unaudited pro forma consolidated statements of income for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 and the unaudited pro forma consolidated balance sheet at September 30, 2003 present the consolidated results of operations and financial position of MoneyGram International, Inc. (accounting successor to Viad Corp) assuming that the preferred stock redemption, debt refinancing and the transactions contemplated by the spin-off had been completed as of the beginning of 2003 with respect to the pro forma consolidated statement of income for the nine months ended September 30, 2003 and as of the beginning of 2002, 2001 and 2000 for the years ended December 31, 2002, 2001 and 2000, respectively and as of September 30, 2003 with respect to the pro forma consolidated balance sheet at September 30, 2003. In the opinion of management, except as described below, the following unaudited pro forma financial statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated by the spin-off on the historical financial information of MoneyGram International, Inc. The adjustments are described in the notes to the pro forma consolidated financial information.

      The unaudited pro forma consolidated statements of income only disclose income from continuing operations and related per share data, and do not include the effects of discontinued operations and changes in accounting principles if historically reported by Viad Corp in a particular period. Net income and related per share data is presented for periods in which discontinued operations or changes in accounting principles were not previously reported. Furthermore, the unaudited pro forma consolidated statements of income include only those adjustments directly attributable to the preferred stock redemption, debt refinancing, and transactions that are expected to have a continuing impact on MoneyGram International, Inc. and do not include material nonrecurring charges directly attributable to the spin-off and related transactions. These nonrecurring charges include the currently estimated one-time loss on the retirement of Viad’s debt and redemption of preferred stock of approximately $23.0 million, and the expected one-time expenses of approximately $15.0 million (of which $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad), primarily related to investment banking, legal and accounting fees that will be required to complete the spin-off. The unaudited pro forma consolidated balance sheet as of September 30, 2003, includes adjustments directly attributable to the spin-off and related transactions regardless of whether they have a continuing impact or are nonrecurring.

      The unaudited pro forma consolidated financial information of MoneyGram International, Inc. (accounting successor to Viad Corp) should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.)” and the historical consolidated financial statements of Viad Corp and the related notes. The pro forma consolidated financial information has been prepared for informational purposes only and does not reflect the results of operations or financial position of MoneyGram International, Inc. that would have occurred had MoneyGram International, Inc. operated as a separate, independent company for the periods presented. Actual results might have differed from pro forma results if MoneyGram International, Inc. had operated independently. The pro forma consolidated financial information should not be relied upon as being indicative of MoneyGram’s results of operations or financial condition had the debt refinancing and transactions contemplated by the spin-off been completed on the date assumed. The pro forma consolidated financial information also does not project the results of operations or financial position for any future period or date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2002

		Adjustments

	Historical	Historical			Pro Forma
	Viad Corp	New Viad	Other		MoneyGram(2)

	(in thousands, except per share data)
Revenues:
Convention show services	$568,301	$(568,301)	$—		$—
Payment services transaction fees	431,564	—	—		431,564
Payment services investment income	342,055	—	—		342,055
Exhibit design and construction	217,932	(217,932)	—		—
Travel and recreation services	58,253	(58,253)	—		—

Total revenues	1,618,105	(844,486)	—		773,619

Costs and expenses:
Costs of services	1,227,244	(574,940)	2,884	(3)	655,188
Costs of products sold	215,144	(215,144)	—		—
Corporate activities	17,114	(14,230)	(2,884	)(3)	—
Other investment income	(10,531)	1,004	4,602	(4)	(4,925)
Interest expense	19,268	(4,056)	(3,882	)(5)	11,330
Restructuring charges	18,942	(18,502)	—		440
Minority interests	5,636	(384)	—		5,252

Total costs and expenses	1,492,817	(826,252)	720		667,285

Income before income taxes and change in accounting principle	125,288	(18,234)	(720)		106,334
Income tax expense (benefit)	29,663	(9,839)	(281	)(6)	19,543

Income before change in accounting principle(1)	$95,625	$(8,395)	$(439)		$86,791

Diluted income per common share
Income per share before change in accounting principle	$1.09				$1.00

Average outstanding and potentially dilutive common shares	86,716				86,716

Basic income per common share
Income per share before change in accounting principle	$1.10				$1.01

Average outstanding common shares	86,178				86,178

(1)	Viad Corp’s historical results of operations included a transitional goodwill impairment charge related to the adoption of SFAS No. 142 of $37.7 million (after-tax).

(2)	Management anticipates that Viad Corp will incur a pre-tax loss on the retirement of debt and redemption of Viad preferred stock, currently estimated to be $23.0 million, in connection with the spin-off. Furthermore, management expects that pre-tax expenses of approximately $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(3)	Adjustment reflects reclassification of corporate costs consistent with MoneyGram International, Inc.’s expected classification.

(4)	Adjustment assumes decreased interest income on net cash and investments used in connection with the early retirement of Viad Corp’s debt and redemption of preferred stock.

(5)	Adjustment assumes net decreased interest expense due to the retirement of Viad Corp’s commercial paper of $170.0 million, retirement of its senior notes, subordinated debt and certain other obligations, all totaling $62.5 million and the redemption of its preferred stock at an aggregate call price of $23.7 million, net of MoneyGram International, Inc.’s new bank credit facility drawing of $150.0 million. Adjustment assumes a LIBOR-indexed interest rate for MoneyGram International, Inc. comparable to that of Viad Corp.

(6)	Adjustment assumes an effective income tax rate of 39 percent.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2001

		Adjustments

	Historical	Historical			Pro Forma
	Viad Corp	New Viad	Other		MoneyGram(2)

	(in thousands, except per share data)
Revenues:
Convention show services	$604,148	$(604,148)	$—		$—
Payment services transaction fees	393,093	—	—		393,093
Payment services investment income	313,432	—	—		313,432
Exhibit design and construction	279,896	(279,896)	—		—
Travel and recreation services	61,453	(61,453)	—		—

Total revenues	1,652,022	(945,497)	—		706,525

Costs and expenses:
Costs of services	1,202,311	(616,418)	(1,616	)(3)	584,277
Costs of products sold	280,050	(280,050)	—		—
Corporate activities	12,029	(13,645)	1,616	(3)	—
Other investment income	(5,652)	529	3,704	(4)	(1,419)
Interest expense	25,936	(5,607)	(6,077	)(5)	14,252
Restructuring charges	62,370	(61,423)	—		947
Litigation settlement and costs	29,274	(29,274)	—		—
Other charges	5,000	—	—		5,000
Minority interests	1,326	(661)	—		665

Total costs and expenses	1,612,644	(1,006,549)	(2,373)		603,722

Income before income taxes and change in accounting principle	39,378	61,052	2,373		102,803
Income tax expense (benefit)	(7,110)	20,449	925	(6)	14,264

Income before change in accounting principle(1)	$46,488	$40,603	$1,448		$88,539

Diluted income per common share
Income per share before change in accounting principle	$0.52				$1.03

Average outstanding and potentially dilutive common shares	86,322				86,322

Basic income per common share
Income per share before change in accounting principle	$0.53				$1.04

Average outstanding common shares	85,503				85,503

(1)	Viad Corp’s historical results of operations included a charge related to the adoption of EITF No. 99-20 of $1.9 million (after-tax).

(2)	Management anticipates that Viad will incur a pre-tax loss on the retirement of debt and redemption of preferred stock, currently estimated to be $23.0 million, in connection with the spin-off. Furthermore, management expects that pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(3)	Adjustment reflects reclassification of corporate costs consistent with MoneyGram International, Inc.’s expected classification.

(4)	Adjustment assumes net decreased interest income on net cash and investments used in connection with the early retirement of Viad Corp’s debt and redemption of preferred stock.

(5)	Adjustment assumes net decreased interest expense due to the retirement of Viad Corp’s commercial paper of $170.0 million, retirement of its senior notes, subordinated debt and certain other obligations, all totaling $62.5 million, and the redemption of its preferred stock at an aggregate call price of $23.7 million, net of MoneyGram International, Inc.’s new bank credit facility drawing of $150.0 million. Adjustment assumes a LIBOR-indexed interest rate for MoneyGram International, Inc. comparable to that of Viad Corp.

(6)	Adjustment assumes an effective income tax rate of 39 percent.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2000

		Adjustments

	Historical	Historical			Pro Forma
	Viad Corp	New Viad	Other		MoneyGram(1)

	(in thousands, except per share data)
Revenues:
Convention show services	$692,843	$(692,843)	$—		$—
Payment services transaction fees	367,733	—	—		367,733
Payment services investment income	235,429	—	—		235,429
Exhibit design and construction	339,272	(339,272)	—		—
Travel and recreation services	91,531	(72,508)	(19,023	)(2)	—

Total revenues	1,726,808	(1,104,623)	(19,023)		603,162

Costs and expenses:
Costs of services	1,216,977	(683,708)	(16,556	)(2)	513,851
			(2,862	)(3)
Costs of products sold	321,197	(321,197)	—		—
Corporate activities	9,783	(12,645)	2,862	(3)	—
Other investment income	(13,115)	759	6,846	(4)	(5,510)
Interest expense	25,303	(5,719)	(5,942	)(5)	13,642
Restructuring charges	8,165	(8,165)	—		—
Gain on sale of business	(10,256)	—	—		(10,256)
Minority interests	1,717	(1,346)	—		371

Total costs and expenses	1,559,771	(1,032,021)	(15,652)		512,098

Income before income taxes	167,037	(72,602)	(3,371)		91,064
Income tax expense (benefit)	26,218	(27,800)	(1,315	)(6)	(2,897)

Net income	$140,819	$(44,802)	$(2,056)		$93,961

Diluted income per common share
Net income per common share	$1.54				$1.03

Average outstanding and potentially dilutive common shares	90,925				90,925

Basic income per common share
Net income per common share	$1.57				$1.06

Average outstanding common shares	88,802				88,802

(1)	Management anticipates that Viad Corp will incur a pre-tax loss on the retirement of debt and redemption of preferred stock, currently estimated to be $23.0 million, in connection with the spin-off. Furthermore, management expects that pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(2)	Adjustment reflects amounts related to certain sold Travel and Recreation Services operations not reflected in New Viad’s historical financial statements.

(3)	Adjustment reflects reclassification of corporate costs consistent with MoneyGram International, Inc.’s expected classification.

(4)	Adjustment assumes decreased interest income on net cash and investments used in connection with the early retirement of Viad Corp’s debt and redemption of preferred stock.

(5)	Adjustment assumes net decreased interest expense due to the retirement of Viad Corp’s commercial paper of $170.0 million, retirement of its senior notes, subordinated debt and certain other obligations, all totaling $62.5 million, and the redemption of its preferred stock at an aggregate call price of $23.7 million, net of MoneyGram International, Inc.’s new bank credit facility drawing of $150.0 million. Adjustment assumes a LIBOR-indexed interest rate for MoneyGram International, Inc. comparable to that of Viad Corp.

(6)	Adjustment assumes an effective income tax rate of 39 percent.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Nine months ended September 30, 2003

		Adjustments

	Historical	Historical			Pro Forma
	Viad Corp	New Viad	Other		MoneyGram(2)

	(in thousands, except per share data)
Revenues:
Convention show services	$428,951	$(428,951)	$—		$—
Payment services transaction fees	356,956	—	—		356,956
Payment services investment income	239,438	—	—		239,438
Exhibit design and construction	149,367	(149,367)	—		—
Travel and recreation services	48,278	(48,278)	—		—

Total revenues	1,222,990	(626,596)	—		596,394

Costs and expenses:
Costs of services	938,171	(426,196)	(740	)(3)	511,235
Costs of products sold	149,382	(149,382)	—		—
Corporate activities	11,707	(12,447)	740	(3)	—
Investment income	(2,312)	272	842	(4)	(1,198)
Interest expense	10,715	(2,900)	(3,355	)(5)	4,460
Restructuring recovery	(1,476)	1,476	—		—
Minority interests	179	(179)	—		—

Total costs and expenses	1,106,366	(589,356)	(2,513)		514,497

Income from continuing operations before income taxes	116,624	(37,240)	2,513		81,897
Income tax expense (benefit)	30,433	(16,300)	980	(6)	15,113

Income from continuing operations(1)	$86,191	$(20,940)	$1,533		$66,784

Diluted income per common share
Income from continuing operations	$0.99				$0.77

Average outstanding and potentially dilutive common shares	86,524				86,524

Basic income per common share
Income from continuing operations	$0.99				$0.78

Average outstanding common shares	86,168				86,168

(1)	Viad Corp’s historical results of operations included income from previously discontinued operations of $1.5 million (after-tax).

(2)	Management anticipates that Viad Corp will incur a pre-tax loss on the retirement of debt and redemption of preferred stock, currently estimated to be $23.0 million in connection with the spin-off. Furthermore, Viad Corp expects that pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(3)	Adjustment reflects reclassification of certain corporate costs consistent with MoneyGram International, Inc.’s expected classification.

(4)	Adjustment assumes net decreased interest income on net cash and investments used in connection with the early retirement of Viad Corp’s debt and redemption of preferred stock.

(5)	Adjustment assumes net decreased interest expense due to the retirement of Viad Corp’s commercial paper of $170.0 million, retirement of its senior notes, subordinated debt and certain other obligations all totaling $62.5 million and the redemption of its preferred stock at an aggregate call price of $23.7 million, net of MoneyGram International, Inc.’s new bank credit facility drawing of $150.0 million. Adjustment assumes a LIBOR-indexed interest rate for MoneyGram International, Inc. comparable to that of Viad Corp.

(6)	Adjustment assumes an effective income tax rate of 39 percent.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	September 30, 2003

		Adjustments

	Historical	Historical			Pro Forma
	Viad Corp	New Viad	Other		MoneyGram

	(in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$58,218	$(66,284)	$150,000	(1)	$31,864
			(262,236	)(2)
			29,000	(2)
			94,401	(2)
			31,265	(3)
			(2,500	)(4)
Other investments in securities	94,401	—	(94,401	)(2)	—
Receivables, net	57,129	(49,060)	—		8,069
Inventories	35,170	(35,170)	—		—
Deferred income taxes	48,591	(32,272)	2,340	(5)	18,659
Other current assets	36,732	(11,405)	—		25,327

	330,241	(194,191)	(52,131)		83,919
Funds, agent receivables and current maturities of investments available or restricted for payment service obligations	2,112,587	—	(31,265	)(3)	2,081,322

Total current assets	2,442,828	(194,191)	(83,396)		2,165,241
Investments available or restricted for payment service obligations	6,526,057	—	—		6,526,057
Property and equipment, net	249,649	(154,432)	—		95,217
Other investments and assets	62,681	(24,228)	—		38,453
Deferred income taxes	106,502	(65,563)	—		40,939
Goodwill	651,015	(255,097)	—		395,918
Other intangible assets, net	33,977	(14,197)	—		19,780

Total Assets	$10,072,709	$(707,708)	$(83,396)		$9,281,605

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	September 30, 2003

		Adjustments

	Historical	Historical			Pro Forma
	Viad Corp	New Viad	Other		MoneyGram

	(in thousands, except per share data)
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$50,041	$(34,214)	$—		$15,827
Other current liabilities	216,864	(158,720)	—		58,144
Current portion of long-term debt	1,218	(908)	—		310

	268,123	(193,842)	—		74,281
Payment service obligations	8,381,682	—	—		8,381,682

Total current liabilities	8,649,805	(193,842)	—		8,455,963
Long-term debt	254,194	(50,077)	150,000	(1)	150,614
			(232,503	)(2)
			29,000	(2)
Pension and other postretirement benefits	114,269	(26,381)	—		87,888
Derivative financial instruments	106,621	—	—		106,621
Other deferred items and insurance liabilities	133,946	(117,637)	—		16,309
$4.75 Preferred stock subject to mandatory redemption, call price of $101, 234,953 shares outstanding historical and none pro forma	6,725	—	(6,725	)(2)	—
Minority interests	3,711	(3,337)	—		374
Common stock and other equity:
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 issued historical and $0.01 par value, 200,000,000 shares authorized, 88,358,302 issued and outstanding pro forma	149,610	—	(148,726	)(8)	884
Additional capital	215,583	—	148,726	(8)	47,418
			(24,004	)(6)
			(292,887	)(7)
Retained income	845,497	—	(23,008	)(2)	505,161
			(2,500	)(4)
			2,340	(5)
			(317,168	)(8)
Net investment of Viad Corp	—	(317,168)	317,168	(8)	—
Unearned employee benefits and other	(62,560)		24,004	(6)	(38,556)
Accumulated other comprehensive income (loss):
Unrealized gain on investments	109,512	(253)	—		109,259
Unrealized loss on derivative financial instruments	(132,787)	—	—		(132,787)
Cumulative foreign currency translation adjustments	5,744	(2,984)	—		2,760
Minimum pension liability adjustment	(34,274)	3,971	—		(30,303)
Common stock in treasury, at cost, 11,381,623 shares historical and none pro forma	(292,887)	—	292,887	(7)	—

Total common stock and other equity	803,438	(316,434)	(23,168)		463,836

Total Liabilities and Stockholders’ Equity	$10,072,709	$(707,708)	$(83,396)		$9,281,605

(1)	Adjustment assumes that at September 30, 2003, MoneyGram International, Inc. obtained bank credit facilities providing an aggregate principal amount of up to $350.0 million, drew $150.0 million on its facilities and paid that amount to Viad Corp to be used for the repayment of all or a portion of Viad Corp’s outstanding commercial paper.

(2)	Adjustment assumes total cash of $262.2 million is used to repay Viad Corp’s outstanding commercial paper, senior notes, subordinated debt and certain other obligations, and to redeem its outstanding preferred stock. The total assumed cash amount of $262.2 million includes an estimated tender premium related to certain of the retired debt obligations. The aggregate carrying value of the debt obligations to be retired and the preferred stock is $239.2 million. Adjustment assumes an aggregate loss on the debt retirement and preferred stock redemption of $23.0 million. Adjustment also reflects the inclusion of the allocated portion of the retired debt above ($29.0 million), which was recorded on New Viad’s balance sheet and is assumed to be refinanced by New Viad. The total amount of investments in securities of $94.4 million are assumed to be reclassified to cash and cash equivalents in connection with the debt repayment and preferred stock redemption.

(3)	Adjustment reflects the reclassification of $31.3 million related to the tax sharing payment.

(4)	Management expects that one-time pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. Adjustment reflects MoneyGram International, Inc.’s portion of these expenses.

(5)	Adjustment reflects a tax benefit of $2.3 million related to the loss on the early retirement of debt and redemption of preferred stock. An effective tax rate of 39 percent is assumed.

(6)	Adjustment reflects the allocation of the employee equity trust arrangement between MoneyGram International, Inc. and New Viad pursuant to the Employee Benefits Agreement.

(7)	Adjustment reflects the elimination of treasury stock, which shares will be treasury shares of New Viad.

(8)	Adjustment reflects the elimination of Viad Corp’s net equity in New Viad resulting from the distribution and the capitalization of MoneyGram International, Inc. Adjustment also reflects the change in the par value of common stock from $1.50 per share to $0.01 per share for MoneyGram International, Inc.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER

DATA OF VIAD CORP
(Accounting Predecessor to MoneyGram International, Inc.)

      The following table summarizes selected consolidated financial data for Viad Corp (accounting predecessor to Viad Corp). Notwithstanding the legal form of the spin-off, because of the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity and treated as the “accounting successor” to Viad Corp for financial reporting purposes in accordance with EITF No. 02-11. As such, the financial information presented in the following summary for Viad Corp (accounting predecessor to MoneyGram International, Inc.) reflects financial information that previously has been filed with the SEC by Viad Corp. If the spin-off were to occur, MoneyGram International, Inc. would report the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the date of the spin-off.

      The statement of income data for each of the three years ended December 31, 2002, 2001 and 2000 and the balance sheet data at December 31, 2002 and 2001 set forth below are derived from the audited consolidated financial statements of Viad Corp included elsewhere in this information statement. The statement of income data for the years ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 2000, 1999 and 1998 set forth below are derived from audited consolidated financial statements of Viad Corp not included in this information statement. The statement of income data for the nine months ended September 30, 2003 and 2002 and the balance sheet data as of September 30, 2003 are derived from the unaudited consolidated financial statements of Viad Corp included elsewhere in this information statement. The balance sheet data as of September 30, 2002 is derived from unaudited consolidated financial statements of Viad Corp not included in this information statement.

      The selected historical consolidated financial data is not necessarily indicative of the results of operations or financial position that would have occurred if MoneyGram International, Inc. had been a separate, independent company during the periods presented, nor is it indicative of MoneyGram International, Inc.’s future performance. This historical data should be read together with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp” and Viad Corp’s consolidated financial statements and related notes.

	Nine months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except per share data)
Statement of Income Data:
Revenues:
Convention show services	$428,951	$460,423	$568,301	$604,148	$692,843	$642,817	$626,050
Payment services transaction fees	356,956	317,716	431,564	393,093	367,733	340,312	243,429
Payment services investment income	239,438	258,799	342,055	313,432	235,429	183,465	141,675
Exhibit design and construction	149,367	165,450	217,932	279,896	339,272	289,951	223,115
Hospitality and recreation services	48,278	53,484	58,253	61,453	91,531	124,624	378,490

Total revenues	$1,222,990	$1,255,872	$1,618,105	$1,652,022	$1,726,808	$1,581,169	$1,612,759

Income from continuing operations(1),(2)	$86,191	$90,368	$95,625	$46,488	$140,819	$122,455	$94,695
Income from discontinued operations(3)	1,544	—	—	—	—	218,954	53,296
Change in accounting principle (4)	—	(37,739)	(37,739)	(1,884)	—	—	—

Net income	$87,735	$52,629	$57,886	$44,604	$140,819	$341,409	$147,991

	Nine months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except per share data)
Diluted income per common share
Continuing operations(1),(2)	$0.99	$1.03	$1.09	$0.52	$1.54	$1.26	$0.95
Discontinued operations(3)	0.02	—	—	—	—	2.27	0.54
Change in accounting principle(4)	—	(0.43)	(0.44)	(0.02)	—	—	—

Diluted net income per common share	$1.01	$0.60	$0.65	$0.50	$1.54	$3.53	$1.49

Average outstanding and potentially dilutive common shares	86,524	86,961	86,716	86,322	90,925	96,396	98,367

Basic income per common share
Continuing operations(1),(2)	$0.99	$1.04	$1.10	$0.53	$1.57	$1.31	$0.99
Discontinued operations(3)	0.02	—	—	—	—	2.35	0.56
Change in accounting principle(4)	—	(0.44)	(0.44)	(0.02)	—	—	—

Basic net income per common share	$1.01	$0.60	$0.66	$0.51	$1.57	$3.66	$1.55

Average outstanding common shares	86,168	86,325	86,178	85,503	88,802	93,007	94,382

Dividends declared per common share	$0.27	$0.27	$0.36	$0.36	$0.36	$0.35	$0.32

Balance Sheet Data (at end of period):
Total assets	$10,072,709	$9,498,415	$9,675,429	$8,375,299	$6,551,492	$5,202,169	$4,661,720
Total debt	255,412	381,167	361,657	396,828	447,106	389,272	534,453
$4.75 Redeemable preferred stock	6,725	6,697	6,704	6,679	6,658	6,640	6,625
Common stock and other equity	803,438	703,949	677,894	714,481	750,730	699,892	643,232

(1)	Includes investment impairment losses and interest income adjustments (after-tax) of $12.6 million, or $0.15 per diluted share, and $9.9 million, or $0.11 per diluted share for the nine months ended September 30, 2003 and 2002, respectively, and $18.2 million, or $0.21 per diluted share, in 2002 and $4.6 million, or $0.06 per diluted share, in 2001. Also includes restructuring charges and other items (after-tax) of $890,000 income, or $0.01 per diluted share, and $249,000 income, or $0.01 per diluted share for the nine months ended September 30, 2003 and 2002, respectively, and $13.1 million expense, or $0.15 per diluted share, in 2002, $61.2 million expense, or $0.71 per diluted share, in 2001; $877,000 income, or $0.01 per diluted share, in 2000; $6.1 million income, or $0.06 per diluted share, in 1999; and $12.7 million income, or $0.13 per diluted share, in 1998.

(2)	In January 2002, Viad Corp adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 specifies that goodwill and certain intangible assets with indefinite lives no longer be amortized, but instead be subject to periodic impairment testing. Excluding the amortization of previously expensed goodwill and certain intangible assets, Income from continuing operations and corresponding diluted income per share would have been $60.7 million ($0.69 diluted income per share) in 2001, $154.7 million ($1.69 diluted income per share) in 2000, $135.1 million ($1.39 diluted income per share) in 1999, and $103.2 million ($1.04 diluted income per share) in 1998.

(3)	If the spin-off were to be completed, MoneyGram International, Inc. (accounting successor to Viad Corp) would record the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations upon completion of the spin-off pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(4)	In accordance with the adoption of SFAS No. 142, Viad Corp completed the transitional impairment test for goodwill during 2002 and concluded that a transitional impairment loss of $40.0 million ($37.7 million after-tax) should be recognized related to goodwill at the Exhibitgroup reporting unit of Viad Corp’s Convention and Event Services segment. Effective in the second quarter of 2001, Viad adopted the provisions of EITF No. 99-20. Accordingly, Viad Corp recorded a cumulative effect of a change in accounting principle of $3.0 million ($1.9 million after-tax).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF VIAD CORP
(Accounting Predecessor to MoneyGram International, Inc.)

      The following discussion should be read in conjunction with Viad Corp’s consolidated financial statements and related notes included in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. MoneyGram International, Inc.’s (Accounting Successor to Viad Corp) actual results could differ materially from those anticipated due to various factors discussed under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this information statement.

Overview

      Viad operates in two business segments as follows:

      Payment Services — through Travelers Express Company, Inc. and related subsidiaries, which we refer to as “MoneyGram”, revenues are derived from transaction fees and investment and related income by providing various services related to money orders, official checks, money transfers, urgent bill payment and cash access services. Fee revenues are driven by transaction volume and contract pricing through a network of agents and customers, including financial institutions. Investment and related income is generated by investing funds we receive from the sale of payment instruments until such instruments are settled. All of the businesses in the Payment Services segment would be operated by MoneyGram International, Inc. and its subsidiaries following the spin-off described in this information statement.

      Convention and Event Services — through GES, revenues are generated from providing various convention and tradeshow services such as transportation, installation, dismantling and management services to trade associations, show management companies and exhibitors. Exhibitgroup specializes in the design, construction, installation and warehousing of convention and tradeshow exhibits, primarily for corporate customers.

      Viad Corp also operates certain travel and recreation businesses. Each of the businesses in the Convention and Event Services segment, as well as Viad’s travel and recreation businesses and Viad’s centralized corporate functions located in Phoenix, Arizona, would be operated by New Viad after the spin-off described in this information statement.

      On July 24, 2003, Viad Corp announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock. At the time of the spin-off, the businesses of MoneyGram International, Inc. will consist solely of the payment services business. The continuing business of Viad Corp, which we refer to as “New Viad,” will consist solely of the businesses of the convention and event services, exhibit design and construction, and travel and recreation services operations, including Viad Corp’s centralized corporate functions located in Phoenix, Arizona. The spin-off and related transactions are subject to a number of conditions described elsewhere in this information statement and are not expected to be completed earlier than the end of the first quarter of 2004. We cannot assure you that any such transaction will be completed.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million, tender for its senior notes and subordinated debt and retire certain other obligations for a total of approximately $62.5 million, and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. MoneyGram intends to negotiate and enter into bank credit facilities providing availability of up to $350 million, in the form of a revolving credit facility and/or term loan. Of the total $350 million, management expects to borrow $150 million at the time of the spin-off, with the remaining amount being available for general corporate purposes. Management expects that the term of such facilities will be for periods of up to four years and that the facilities will contain customary covenants. There can be no guarantee that MoneyGram will be able to negotiate credit facilities on terms acceptable to MoneyGram. Additionally, New Viad intends to negotiate and enter into bank credit facilities providing availability of at least $100 million for working capital purposes and to support letters of credit, of which New Viad expects to borrow approximately

$29 million at the time of the spin-off. Management expects that the term of such facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio. There can be no guarantee that New Viad will be able to negotiate credit facilities on terms acceptable to New Viad. Consummation of the spin-off is conditioned upon MoneyGram and New Viad entering into satisfactory credit arrangements.

      Notwithstanding the legal form of the spin-off, due to the relative significance of MoneyGram to Viad, MoneyGram will be considered the divesting entity and treated as the “accounting successor” to Viad for financial reporting purposes in accordance with EITF No. 02-11. The spin-off of New Viad will be accounted for pursuant to APB No. 29. Accordingly, the spin-off will be accounted for based upon the recorded amounts of the net assets to be divested. MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad. Furthermore, if the spin-off transaction were to occur, MoneyGram would report the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, such presentation is not allowed until the date of the spin-off.

      In 2002 and continuing in the first nine months of 2003, Viad faced market challenges and difficult economic conditions. Payment Services experienced increased transaction volume and higher investment balances; however, operating income growth was slowed due to significantly lower interest rates and unprecedented mortgage refinancing activity. Furthermore, Payment Services recorded significant other-than-temporary impairment losses and adjustments on certain investments. Convention and Event Services produced profitable results despite decreased demand for new exhibit construction and tradeshow shrinkage. Overall, Viad improved its financial strength and reduced its total debt obligations. See “Results of Operations” and “Liquidity and Capital Resources” below for further discussion.

      The following discussion and analysis should be read in conjunction with the consolidated financial statements of Viad included in this information statement. All per share figures discussed are stated on the diluted basis.

Results of Operations

      As a result of the evaluation of certain structured investments within Viad’s Payment Services float portfolio, it was determined that other-than-temporary impairment losses and other adjustments of $20.8 million and $15.6 million were recorded for the first nine months of 2003 and 2002, respectively. Other-than-temporary impairment losses and other adjustments of $28.9 million and $10.3 million were recorded for the years ended December 31, 2002 and 2001, respectively.

      In January 2003, Payment Services completed the acquisition of the remaining minority interest of its international money transfer business for $98.0 million in cash and a dividend of $8.1 million.

      During 2002, the Convention and Event Services segment continued to experience a reduction in the number and size of tradeshows and further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than place new orders. As a result of decreased visibility over future revenues and continued uncertainties regarding improvements in the tradeshow industry, the Convention and Event Services segment revised its forecasted demand and reevaluated its manufacturing capacity requirements and cost structure during the fourth quarter of 2002. Accordingly, Viad recorded a 2002 fourth quarter restructuring charge totaling $20.5 million ($13.3 million after-tax) of which $1.1 million relating to consulting fees incurred and the write-down of certain inventories was charged to “Costs of products sold” in the consolidated statements of income. The remaining $19.4 million was classified under “Restructuring charges” in the consolidated statements of income. The restructuring relates to the closure and consolidation of certain facilities, severance and other costs related to the elimination of approximately 230 positions across numerous regions, business functions and job classes. The charge also includes amounts for the disposal (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (net of estimated sublease income) and other exit costs. Viad expects to substantially complete the restructuring activities by December 31, 2003; however, payments due under long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will be made over the varying terms of the individual separation agreements. Viad expects that the restructuring charge will result in cost savings in the range of $8 million to $9 million in 2003, based on the timing of activities pursuant to the restructuring plan. As of September 30, 2003, a remaining liability related to the 2002 restructuring of $11.9 million is included in the consolidated balance sheets. During 2001, a restructuring charge of $66.1 million ($39.9 million after-tax) was recorded primarily related to the Convention and Event Services segment for which the related restructuring activities had been completed by the end of 2002. As of September 30, 2003, a remaining liability of $14.9 million related to the 2001 restructuring is included in the consolidated balance sheets.

      In 2002, Viad adopted SFAS No. 142, which requires that goodwill and certain other intangible assets no longer be amortized, but, instead, be tested for impairment. Concurrent with the adoption of SFAS No. 142, Viad performed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. Viad determined that no impairment existed for other intangible assets, but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recorded related to goodwill at the Exhibitgroup reporting unit of the Convention and Event Services segment. See “— Critical Accounting Policies” for additional discussion related to goodwill impairment testing.

      During 2001 and 2002, Viad contemplated an initial public offering and subsequent spin-off of MoneyGram. Further consideration and implementation of the initial public offering and spin-off was delayed pending improvement in overall economic and capital market conditions. The initial public offering and subsequent spin-off was ultimately abandoned. Instead, as noted above, in July 2003, Viad announced a plan to pursue a tax-free spin-off of MoneyGram.

Nine Months Ended September 30, 2003 and 2002

      Revenues for the first nine months of 2003 decreased 2.6 percent to $1.22 billion from $1.26 billion in 2002. The decline was primarily driven by lower sales in the Convention and Event Services segment due to negative show rotation and weaker demand for the design and construction of new exhibits. Income from continuing operations before income taxes was $116.6 million for the nine months ended September 30, 2003 compared with $124.1 million for the comparable period in 2002 (down 6.0 percent). The decrease was primarily driven by lower net interest margin on the float portfolio reflecting the lower interest rate environment as well as other-than-temporary impairment charges and other adjustments in the Payment Services segment. This decrease was partially offset by margin improvements in the Convention and Event Services segment resulting from increased efficiencies and cost reductions.

      Net income for the first nine months of 2003 was $87.7 million, or $1.01 per share, compared to $52.6 million, or $0.60 per share, for the first nine months of 2002. Net income included the reversal of certain discontinued operations reserves of $2.5 million ($1.5 million after-tax).

      Payment Services. Revenues of the Payment Services segment were $596.4 million for the first nine months of 2003, a 3.4 percent increase from comparable 2002 revenues of $576.5 million. The Payment Services segment operating income decreased to $80.2 million from the first nine months of 2002 of $94.5 million (down 15.1 percent). Payment Services operating margins decreased to 13.4 percent for the 2003 nine month period compared with 16.4 percent for the comparable period in 2002.

      The Payment Services segment operating income and margin declines were driven by the impact of the lower interest rate environment on the float portfolio as well as other-than-temporary impairment charges and other adjustments of $20.8 million as compared to $15.6 million in the same period of 2002. These charges related to certain structured notes held in the float portfolio.

      Payment Services segment operating income was driven by continued growth in the money transfer business. The money transfer business continued to show strong results with total transaction volume growing 32 percent, led by strong international transaction volume and urgent bill payment volume. Internationally originated transactions grew by 32 percent and domestically originated transactions, including the urgent bill product, grew by 37 percent. For the third quarter, internationally originated transaction volume grew by 25 percent and domestically originated transactions, including the urgent bill product, grew 36 percent.

      The money order business continues to contribute significantly to operating margin and cash flows. However, money order volume was down 6 percent compared to 2002 due to the loss of certain agents, partially offset by strong growth in sales at Wal-Mart. For the third quarter, money order volume declined 5 percent over the same period in 2002.

      Total average investable funds for the first nine months of 2003 were $7.1 billion, up 20 percent from 2002 levels, primarily driven by the PrimeLink official check outsourcing business, which had an increase of average investable balances of 27 percent. Although PrimeLink was not a strong driver of revenue and operating income due to the impairment charges and lower interest rates, it continued to show growth in balances and new signings. Total float income (investment income from the investment portfolio) represented 40 percent of the total Payment Services segment revenue for the first nine months of 2003 compared with 45 percent for 2002. Float income is affected by the level of investment balances and the yield on investments.

      Float income (excluding gains, losses and impairments) and expense associated with the Payment Services segment’s investment portfolio for the nine months ended September 30 were as follows:

	2003			2002

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(in thousands)
Investments available or restricted for payment service obligations(1)	$7,090,293	$245,439	4.63%	$5,891,404	$259,442	5.89%
Payment service obligations(2)	$5,723,746	179,136	4.18%	$4,456,885	176,236	5.29%

Net float income and margin		$66,303	1.25%		$83,206	1.89%

(1)	The Payment Services segment investment income of $239.4 million for the nine months ended September 30, 2003 is comprised of $245.4 million of income from investments available or restricted for payment service obligations, and realized gains and losses of $10.5 million less impairment charges of $16.5 million. For the same period in 2002, Payment services investment income of $258.8 million is comprised of $259.4 million of income from investments available or restricted for payment service obligations, and realized gains and losses of $13.6 million less impairment charges of $14.2 million.

(2)	Commissions are paid to financial institution customers based upon average outstanding balances generated by the sale of PrimeLink products only. The expense reported includes those payments made to financial institution customers, costs associated with swaps and the sale of receivables program. The average balance reflects only the payment service obligations for which commissions are paid and does not include the average balance of the sold receivables ($434 million and $443 million for the first nine months of 2003 and 2002, respectively) as these are not recorded on the consolidated balance sheets. Commission expense is classified as “Costs of services” in the consolidated statements of income.

      Float income was $245.4 million for the first nine months of 2003 compared to $259.4 million in 2002. The float income decrease attributable to the balance growth was $52.8 million and was offset by a decrease of $66.8 million due to declining interest rates, reflecting an average investment yield of 4.63 percent, or a 126 basis point decline from 5.89 percent in 2002. During the same period, short-term interest rates declined by 61 basis points and the 5-year U.S. Treasury Note declined 134 basis points.

      The Payment Services segment typically maintains between $400 million and $750 million in short-term, liquid balances in order to fulfill its payment service obligations. The average balance for the first nine months of 2003 was $682 million compared to $458 million for 2002. Unprecedented mortgage refinancing activity drove an increase in the sale of official checks resulting in higher average float balances. These higher balances were invested at lower rates compared to 2002. The refinancing activity also drove a significant increase in the prepayments of mortgage-backed debt securities, resulting in the reinvestment of these funds at lower interest rates as well. If the unprecedented mortgage refinancing activity continues, future results could be affected similarly.

      Commission expense was $179.1 million for the first nine months of 2003, an increase of $2.9 million, or 1.6 percent for the first nine months of 2002. The commission expense increase attributable to the higher average balances was $50.1 million and was partially offset by lower interest rates of $47.2 million, reflecting an average commission rate of 4.18 percent for the first nine months of 2003, or a 111 basis point decline from 5.29 percent in 2002. Commission expense includes amounts paid to financial institution customers based upon average outstanding balances generated by the sale of PrimeLink products as well as the discount on the sale of receivables. Commissions paid to customers generally are variable based on short-term interest rates; however, a portion of the commission expense has been fixed through the use of interest rate swap agreements.

      Net float income (float income less commission expense) was $66.3 million for the first nine months of 2003, down $16.9 million or 20.3 percent from 2002, primarily due to lower interest rates. The decrease in net float income attributable to a decline in float interest rates was $33.8 million, and was partially offset by increased float income of $16.9 million due to balance growth. Net float margin was 1.25 percent, reflecting a 64 basis point decline from 1.89 percent in 2002. As mentioned above, refinancing activities led to an increase in the sale of official checks and, therefore, an increase in float balances. However, a substantial portion of these balances were invested at short-term interest rates equal to or less than the interest rates paid out in commissions to financial institution customers, thus reducing net float margin. Although commissions and the discount on the sale of receivables program benefited from lower short-term interest rates, the fixed-rate derivatives mitigated the benefits of reduced interest rates. Operating income and margins were negatively impacted as the pay-fixed interest rate swaps used to hedge variable rate commissions to official check banks matured at a slower rate than investments in mortgage-backed securities that are prepaying more rapidly than expected. Approximately $600 million (notional amount) of interest rate swaps will mature over the remainder of 2003 and through the first quarter of 2004. Also contributing to the margin decline was a change in product mix reflecting higher overall growth in the PrimeLink business, which has lower net float margins than the balances generated by the money order business. If interest rates remain low and refinancing activity continues to be strong, revenue and operating income growth could continue to be constrained.

      The impact of changes in average investable balances and interest rates on the float income and commission expense associated with the investment portfolio for the nine months ended September 30 was as follows:

	2003			2002

		Yield/			Yield/
	Balance(1)	Rate(1)	Total	Balance(1)	Rate(1)	Total

	(in thousands)
Float income	$52,796	$(66,799)	$(14,003)	$52,489	$(15,580)	$36,909
Commission expense	$50,095	$(47,195)	$2,900	$56,618	$(33,575)	$23,043
Net float income	$16,932	$(33,835)	$(16,903)	$16,355	$(2,489)	$13,866

(1)	Net float income for the “balance” and “yield/rate” columns is not the net of “float income” and “commission expense” as each of these amounts is calculated independently.

      The fair value of Viad’s derivative positions fluctuate with interest rate changes. These changes are reflected as increases or decreases to a component of stockholders’ equity. Changes in the value of the available-for-sale investment portfolio also are reflected as increases or decreases to a component of stockholders’ equity. The change in the fair value of the derivative liability for the first nine months of 2003 resulted in a net increase of $17.8 million in stockholders’ equity, and the net change in the fair value of the available-for-sale investment portfolio resulted in a net increase of $17.9 million in stockholders’ equity. Of this change, $30.2 million related to the transfer of $1.2 billion in investments from held-to-maturity to available-for-sale in the first quarter 2003. Changes in the value of the available-for-sale investment portfolio will generally move in the opposite direction of the derivative values, although they will rarely offset exactly.

      Convention and Event Services. Revenues of the Convention and Event Services segment were $578.3 million for the first nine months of 2003, a decrease of 7.6 percent from the $625.9 million for the first nine months of 2002. The Convention and Event Services segment operating income grew to $42.8 million in the first nine months of 2003 from $38.9 million in the first nine months of 2002, up 9.9 percent. Operating margins increased to 7.4 percent from 6.2 percent in the first nine months of 2002.

      Revenues in the convention show services business for the first nine months of 2003 were $429.0 million, a decrease of 6.8 percent from the revenues for the first nine months of 2002 of $460.4 million. The decrease in revenues largely reflects negative show rotation and continued weakness in the number of shows held and the size of existing shows, particularly in the technology industry. Although the convention show services business has a diversified revenue base, revenue growth is dependent on general economic and industry-specific conditions. Furthermore, threats of terrorism could continue to impact travel and adversely affect the tradeshow industry.

      The exhibit design and construction business experienced a 9.7 percent decrease in revenues in the first nine months of 2003 to $149.4 million compared with the first nine months of 2002 of $165.5 million. Revenues were reduced by weaker demand for the design and construction of new exhibits and negative show rotation. Future operating income could be lessened if there is continued weakness in corporate spending for exhibit construction, despite management’s implementation of restructuring plans to reduce costs.

      In the fourth quarter 2002, Viad recorded a restructuring charge of $20.5 million related to the Convention and Event Services segment. Viad expects that the restructuring plan will result in cost savings in the range of $8 million to $9 million in 2003 based on the timing of activities pursuant to the restructuring plan. Approximately $7 million of cost savings from the restructuring plan has been realized in the first nine months of 2003.

      In the 2001 third quarter, Viad recorded restructuring charges totaling $66.1 million consisting of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits primarily, in the Convention and Event Services segment. In the first nine months of 2003, $1.5 million of the accrued liability was reversed as certain costs originally anticipated in the restructuring plan will not be incurred.

      Travel and Recreation Services. Revenues of the Travel and Recreation Services segment were $48.3 million in the first nine months of 2003, a decrease of 9.7 percent from $53.5 million in the first nine months of 2002. Operating income was $12.5 million for the first nine months of 2003, compared with $16.0 million for the first nine months of 2002. The SARS health issue, threats of terrorism and the war in Iraq have negatively impacted the travel and recreation industry as a whole. These factors may continue to adversely affect the operating results for the fourth quarter 2003. Results were also impacted by the wildfires in and around Glacier National Park.

      Corporate Activities and Minority Interests. Corporate activities decreased $2.7 million, primarily due to a decrease in certain administrative expenses, for the first nine months of 2003 as compared to the first nine months of 2002 as well as higher outside services costs in connection with the 2002 proposed initial public offering of MoneyGram. Minority interest expense decreased $3.6 million in the first nine months of 2003 due to the Payment Services segment’s acquisition of the remaining 49 percent minority interest in MIL.

      Net Interest Expense. Net interest expense increased to $8.4 million in the first nine months of 2003 from $7.5 million in the first nine months of 2002. In the first nine months of 2002, net interest expense had been reduced by $3.5 million in interest income related to a federal tax refund and higher interest income from investments. Without this refund, net interest expense would have decreased due to lower outstanding debt balances and declining average interest rates.

      Income Taxes. The effective tax rate was 26.1 percent for the first nine months of 2003 was compared to 27.2 percent for the first nine months of 2002. The relatively low effective tax rate compared to the statutory federal rate was primarily attributable to tax-exempt income from the Payment Services segment. The decrease in the effective tax rate period over period is due to a higher proportion of tax-exempt income to pre-tax income in 2003 as compared to 2002.

Years Ended December 31, 2002, 2001 and 2000

2002 vs. 2001:

      Revenues for 2002 were $1.62 billion, down slightly from the 2001 revenues of $1.65 billion. The Payment Services segment revenue increased by $67.1 million over the prior year, while the Convention and Event

Services segment revenue decreased by $97.8 million over the prior year. Viad also had a slight decline in its Travel and Recreation Services segment.

      Net income for 2002 was $57.9 million, or $0.65 per share, as compared with the 2001 amount of $44.6 million, or $0.50 per share ($58.8 million, or $0.67 per share when adjusted for SFAS No. 142).

      There were 394,000 additional average outstanding and potentially dilutive common shares in 2002 than in 2001. This was largely driven by significant stock option exercise activity during the first half of 2002, partially offset by the 2002 resumption of the stock repurchase program described in “Liquidity and Capital Resources.”

      Payment Services. Revenues of the Payment Services segment were $773.6 million in 2002, a 9.5 percent increase over revenues of $706.5 million in 2001. Operating income was $125.1 million, a 7.4 percent increase over operating income of $116.5 million in 2001 (or up slightly from $124.7 million when adjusted for SFAS No. 142). Operating margins remained relatively flat at 16.2 percent in 2002 compared to 16.5 percent in 2001 (or down from 17.6 percent when adjusting 2001 for the impact of SFAS No. 142).

      The Payment Services segment operating income and margin were reduced by other-than-temporary impairment losses and other adjustments of $28.9 million in 2002 as compared to similar losses and adjustments of $7.3 million in 2001 (which excludes a $3.0 million adjustment for a cumulative effect of a change in accounting principle). These charges related to structured notes that offer the potential of enhanced yields over and above that of U.S. government securities. These structured investments generally consist of a zero coupon U.S. Treasury or government agency strip security combined with a residual interest in a collateralized debt obligation. In connection with its evaluation of structured notes, Viad determined that there had been a deterioration in the projected cash flows from certain of the structured notes resulting in “adverse cash flow changes” as described in EITF No. 99-20. The occurrence of an adverse cash flow change requires Viad to adjust the carrying value of the investment to equal its fair value, if lower, and to record that adjustment as a charge to earnings. Future adverse cash flow changes related to the collateralized debt obligations could result in additional impairment charges.

      The Payment Services segment experienced continued growth in the money transfer business. The Payment Services segment experienced double-digit growth in the number of locations that sell or provide both money orders and money transfer services, including 2,851 U.S. Wal-Mart locations. The money transfer business continued to show strong results with transaction volume growing 33 percent from 2001 to 2002, led by strong international money transfer and urgent bill payment volume. The agent base of the money transfer business expanded by 14 percent over 2001. Growth in the U.S. to Mexico corridor was down slightly over 2001; however, MoneyGram’s fixed-price product, Cambio Plus, continues to grow in the high teens on a percentage basis.

      The money order business continues to contribute significantly to operating margin and cash flows; however, money order volume and related average investable balances were down slightly compared to 2001 as some agents were eliminated and fewer agents were approved in order to manage the credit quality of the money order business.

      Average investable funds for 2002 were $6.1 billion, up 23 percent from 2001 levels primarily driven by the official check business. The float income generated from the investment of these funds (investment income from the investment portfolio) represented approximately 44 percent of total Payment Services segment revenue in 2002 and in 2001. Float income is affected by the level of investment balances (float portfolio) and the yield on investments.

      Float income (excluding gains, losses and impairments) and expense associated with the Payment Services segment’s investment portfolio for the years ended December 31 were as follows:

	2002			2001

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(in thousands)
Investments available or restricted for payment service obligations(1)	$6,118,096	$351,331	5.74%	$4,984,698	$306,145	6.14%
Payment service obligations(2)	4,706,324	240,152	5.10%	3,490,246	208,273	5.97%

Net float income and margin		$111,179	1.82%		$97,872	1.96%

(1)	The Payment Services segment investment income of $342.0 million for 2002 is comprised of $351.3 million of income from investments available or restricted for Payment Service segment obligations, and realized gains and losses of $16.5 million less impairment charges of $25.8 million. For 2001, the Payment Services segment investment income of $313.4 million is comprised of $306.1 million of income from investments available or restricted for payment service obligations, and realized gains and losses of $11.9 million less impairment charges of $4.6 million.

(2)	Commissions are paid to financial institution customers based upon average outstanding balances generated by the sale of official check products only. The expense reported includes those payments made to financial institution customers, costs associated with swaps and the sale of receivables program. The average balance reflects only the payment service obligations for which commissions are paid and does not include the average balance of the sold receivables ($440 million and $444 million for 2002 and 2001, respectively) as these are not recorded on the consolidated balance sheets. Commission expense is classified as “Costs of services” in the consolidated statements of income.

      Float income was $351.3 million in 2002 compared to $306.1 million in 2001, an increase of 14.8 percent. The growth was primarily due to higher average float portfolio balances, which increased by $1.1 billion or 23 percent. The float income increase attributable to the balance growth was $69.6 million and was partially offset by a decrease of $24.4 million due to an interest rate decline reflecting an average investment yield of 5.74 percent, or a 40 basis point decline from 6.14 percent in 2001. During 2002, average 5-year U.S. Treasury Notes declined 70 basis points and short-term interest rates declined over 200 basis points.

      The Payment Services segment maintains approximately $400 million to $750 million in short-term, highly liquid balances in order to fulfill its payment service obligations. Lower yields were earned on these short-term balances during 2002 due to interest rate declines. In addition, the dramatic decline in interest rates resulted in unprecedented and volatile mortgage refinancing activity during 2002. Refinancing activities caused an increase in the sale of official checks and an increase in float balances. The refinancing activity also drove a significant increase in the prepayments of mortgage-backed debt securities, resulting in the investment of these funds at lower interest rates.

      Commission expense was $240.2 million in 2002, an increase of $31.9 million, or 15.3 percent from 2001, primarily due to higher average balances of $1.2 billion. The commission expense increase attributable to the higher average balances was $72.6 million and was partially offset by a decrease of approximately $40.7 million due to lower interest rates. Commission expense includes amounts paid to financial institution customers based upon their average outstanding balances generated by the sale of official check products as well as the discount on the sale of certain agent receivables. In addition, commission expense includes the impact of the variable-to-fixed rate swap agreements that are used to mitigate the effects of interest rate fluctuations on financial institution commission expense and on the net proceeds from the sale of agent receivables.

      Net float income (float income less commission expense) was $111.2 million in 2002, up $13.3 million or 13.6 percent from 2001, primarily due to increased balances. This increase was partially offset by a decline in interest rates, reflecting a net float margin of 1.82 percent, or a 14 basis point decline from 1.96 percent in 2001. The margin decline was a result of a lower interest rate environment as short-term and float balances earned lower yields and proceeds from prepayments and sales were reinvested at lower yields. As mentioned above, refinancing activities caused an increase in the sale of official checks and therefore an increase in float balances. However, a substantial portion of these balances were invested at short-term interest rates equal to or less than the interest rates paid out in commissions to financial institution customers, thus reducing net float margin. Although commissions and the discount on the sale of receivables program benefited from lower short-term interest rates, the fixed-rate derivatives used to mitigate the effects of fluctuations on these expenses have contractual maturities, and, therefore, did not benefit from reduced interest rates. Also contributing to the margin decline was a change in product mix reflecting higher overall growth in the official check business, which has lower net float margins relative to the money order business.

      The impact of changes in average investable balances and interest rates on the float income and commission expense associated with the investment portfolio for the years ended December 31 was as follows:

	2002 vs 2001

		Yield/
	Balance(1)	Rate(1)	Total

	(in thousands)
Float income	$69,610	$(24,424)	$45,186
Commission expense	$72,567	$(40,688)	$31,879
Net float income	$22,254	$(8,947)	$13,307

(1)	The totals for the balance and rate columns are not the sum of the individual lines as income and expense changes are calculated independently.

      One of the Payment Services segment objectives in managing the float portfolio is to mitigate the risk to earnings created by changing interest rates. To mitigate that risk, interest rate derivatives are entered into that effectively limit exposure to the floating rate commission payments to financial institution customers. These derivatives effectively convert the variable interest rate to a fixed rate. The fair value of these derivatives can fluctuate with interest rate changes, reflected as increases or decreases to a component of stockholders’ equity. Changes in the value of the available-for-sale investment portfolio also are reflected as increases and decreases to a component of stockholders’ equity. The change in the fair value of the derivative liability for 2002 was a net decrease of $96.7 million in stockholders’ equity, while the net change in the fair value of the available-for-sale investment portfolio was a net increase of $60.4 million in stockholders’ equity. Changes in the value of the available-for-sale investment portfolio will generally move in the opposite direction of the derivative values although they will rarely offset. This is because the main objective in entering into the derivatives is to first mitigate the risk on earnings due to the change in interest rates and secondarily to mitigate the risk to equity.

      Convention and Event Services. Revenues of the Convention and Event Services segment were $786.2 million in 2002, a decrease of 11.1 percent from the revenues of $884.0 million in 2001. Operating income was $17.9 million in 2002 compared to an operating loss of $54.5 million in 2001 (or an operating loss of $46.7 million when adjusted for SFAS No. 142). Before restructuring charges and other items, operating income was $36.5 million, an increase of 11.9 percent from $32.6 million in 2001 and operating margins were 4.6 percent and 3.7 percent in 2002 and 2001, respectively. When adjusting 2001 for the impact of SFAS No. 142, income before restructuring charges and other items would have been $40.4 million with a corresponding operating margin of 4.6 percent.

      Within the Convention and Event Services segment, the exhibit and design business experienced a 22.1 percent decrease in revenues during the year. Exhibit design and construction revenues were $217.9 million in 2002 compared to $279.9 million in 2001. Revenues were negatively impacted by further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than placing new orders. Operating income performance was poor during 2002 primarily due to the decline in revenues, excess manufacturing capacity, and certain inefficiencies. As a result of decreased visibility over revenues and continued uncertainties regarding improvements in the tradeshow industry, Viad approved a restructuring plan in the fourth quarter of 2002, resulting in a restructuring charge of $20.5 million ($13.3 million after-tax). The components of the $20.5 million charge consist of facility closure and lease termination costs of $12.8 million (net of estimated sublease income of $3.9 million), asset impairments related to fixed assets and inventories of $4.1 million, employee severance and benefits of $2.9 million and other charges of $650,000. The restructuring plan is primarily focused on cost reductions through centralizing manufacturing capacity from five locations to three and centralizing certain support functions. Approximately 230 positions will be eliminated in connection with the restructuring. Future revenues and operating income could be adversely impacted if there are further declines in corporate spending for exhibit construction, despite management’s plans to reduce costs. Viad expects to substantially complete the restructuring activities by December 31, 2003; however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will be made over the varying terms of the individual separation agreements. Viad expects that the restructuring charge will result in cost savings in the range of $8 million to $9 million in 2003 based on the timing of activities pursuant to the restructuring plan. See “— Critical Accounting Policies” for additional discussion of accounting method related to the 2002 restructuring. During 2001, a restructuring charge of $66.1 million ($39.9 million after-tax) was recorded primarily related to the Convention and Event Services segment for which the related restructuring activities were completed by the end of 2002.

      The convention show services business experienced a 5.9 percent decrease in revenues; however, operating income increased during the year. Revenues were $568.3 million in 2002 compared to $604.1 million in 2001. The decline in revenues largely reflects lower demand for services and tradeshow shrinkage due to overall weak economic conditions. Since 2001, and throughout 2002, the tradeshow industry has experienced sequential declines in tradeshow attendance, the number of exhibiting companies, and convention square footage. Tradeshow activity also reflects industry-specific conditions. Show shrinkage has been significant in the technology and telecommunications sectors, while health-related shows have slightly improved and other service industries have stabilized. During 2002, several shows were canceled, scaled back or lost to competitors. Furthermore, show shrinkage, particularly related to certain technology shows, negatively impacted revenues. However, these declines were partially offset by new business in 2002, such as the Comdex and International Manufacturing Technology shows, and positive show rotation related to the ConExpo/ ConAg and International Woodworking shows, as these events do not occur every year. Operating income improvements during 2002 primarily reflect improved margins and lower costs as the benefit of a previous restructuring has largely been realized. Although the convention show services business has a diversified revenue base including existing contracts for future shows, revenue growth is dependent on general economic and industry-specific conditions. Furthermore, political instability in the Middle East and threats of terrorism could continue to impact travel, which may adversely affect the convention show industry.

      Travel and Recreation Services. Revenues of the Travel And Recreation Services segment businesses decreased $3.2 million, or 5.2 percent, to $58.3 million in 2002. Operating income for the travel and recreation businesses was $13.7 million, a decrease of 6.5 percent from that of 2001. Operating margins for 2002 and 2001 were 23.6 percent and 23.9 percent, respectively. When adjusting 2001 for the impact of SFAS No. 142, operating income would have been $15.6 million (with a 2002 decrease of 11.6 percent) and the operating margin would have been 25.3 percent. The revenue decrease resulted primarily from a continued decline in the world travel market. Despite declines in tourism and the soft economy, these businesses had a respectable year from a revenue standpoint and will continue to focus on cost control until world travel returns to previous levels. As with the Convention and Event Services segment, political instability in the Middle East and threats of terrorism resulting in reduced travel could continue to impact the Travel and Recreation Services segment.

      Corporate Activities. Corporate activities expense increased $5.1 million from 2001 to 2002. This increase is due largely to $2.5 million for legal, investment banking and other costs incurred in connection with a contemplated initial public offering of MoneyGram. Additional increases relate to higher insurance premiums and employee benefit costs in 2002. Corporate activities expense is expected to increase in 2003 due to higher pension costs and insurance premium expense.

      Other Investment Income. Investment income increased $4.9 million due primarily to $3.5 million of interest income received associated with a federal income tax refund for the 1994 through 1996 tax years as well as an increase in investment income associated with Corporate securities due to higher average investment levels during 2002, partially offset by lower average interest rates.

      Interest Expense. Interest expense decreased to $19.3 million in 2002 from $25.9 million in 2001 as a result of steadily declining average outstanding debt balances and average interest rates throughout the year. Approximately 42 percent and 38 percent of the average debt outstanding during 2002 and 2001, respectively, were related to short-term borrowings that were subject to variable interest rates.

      Minority Interests. The increase in minority interests of $4.3 million in 2002 from 2001 relates to strong growth in the Payment Services segment’s 51 percent interest in MIL. In January 2003, Viad purchased the remaining 49 percent interest in MIL.

      Income Taxes. On a GAAP basis, the 2002 effective tax rate was 23.7 percent, up from an 18.1 percent tax benefit in 2001 predominantly due to the restructuring charges and other items recorded in 2001. Excluding the effect of the 2002 and 2001 restructuring charges and other items, the 2002 effective tax rate was 25.2 percent, up from 22.9 percent in 2001. When adjusted for the impact of SFAS No. 142 the effective tax rate in 2001 would have been 22.2 percent. The relatively low rate compared to the statutory federal rate is primarily attributable to tax-exempt income from the Payment Services segment. The higher rate for 2002 is due to lower tax-exempt investment income in proportion to total pre-tax income resulting from the shift in the mix of investments from nontaxable to taxable investments. Even though nontaxable investments generally have higher after-tax yields than taxable investments, Viad has shifted its mix of nontaxable and taxable investments to balance its alternative minimum tax position. This change in the mix of investments, the taxability of those investments, and the mix of companies included in the consolidated state filings, increased Viad’s effective tax rate from 2001 to 2002.

2001 vs. 2000:

      In the 2001 third quarter, Viad recorded restructuring charges totaling $66.1 million ($39.9 million after-tax) associated with the closure and consolidation of certain facilities, severance and other employee benefits of which $3.7 million (relating to the write-down of certain inventories) was charged to “Costs of products sold.” The remaining $62.4 million was classified under “Restructuring charges.” All facilities were closed or consolidated and all of the positions had been eliminated as of December 31, 2002. Payments under long-term lease obligations, however, will continue to be made over the remaining terms of the leases. Severance and benefits payments will be made over the varying terms of the individual separation agreements.

      Furthermore, during 2001 the Payment Services segment recorded other-than-temporary impairment losses and adjustments related to structured investments of $10.3 million of which $3.0 million ($1.9 million after-tax) was recorded as a cumulative effect of a change in accounting principle.

      The following discussion compares 2001 results with 2000 results as adjusted for SFAS No. 142.

      Revenues for 2001 were $1.65 billion, down from the 2000 revenues of $1.73 billion. The decrease was primarily due to the Convention and Event Services segment revenue decline of $148.1 million over the prior year, partially offset by the Payment Services segment revenue increase of $101.1 million over the prior year.

      Net income for 2001 was $44.6 million, or $0.50 per share, compared with net income of $140.8 million, or $1.54 per share in 2000. When adjusted for SFAS No. 142, 2001 net income would have been $58.8 million ($0.67 per share) versus $154.7 million ($1.69 per share) in 2000.

      There were 4.6 million fewer average outstanding and potentially dilutive common shares in 2001 than in 2000, due primarily to the stock repurchase programs described in “Liquidity and Capital Resources.” In addition, a lower Viad stock price during 2001 contributed to fewer additional dilutive shares related to unexercised stock options.

      Payment Services. Revenues of the Payment Services segment were $706.5 million in 2001, a 16.7 percent increase over 2000 revenues of $605.5 million. Operating income was $116.5 million, a 24.1 percent increase over 2000 operating income of $93.8 million. Operating margins increased to 16.5 percent in 2001 from 15.5 percent in 2000. When adjusting 2001 and 2000 for the impact of SFAS No. 142, operating income would have been $124.7 million and $102.0 million, respectively, and the operating margins would have been 17.6 percent and 16.8 percent in 2001 and 2000, respectively. The increase in operating income was driven by continuing solid growth in official check operations, continued improvements in MoneyGram and by the leveraging of the existing infrastructure, as the Payment Services segment experienced double-digit growth in the number of financial institution locations and in the number of locations that sell or provide both money orders and money transfer services. MoneyGram experienced strong transaction volume growth of 37 percent driven by Latin America, international money transfer and urgent bill payment businesses. MoneyGram’s agent base expanded by 31 percent over 2000. Average investable funds for 2001 were $5.0 billion, up approximately 31 percent from 2000 levels; however, results were partially offset by lower effective interest rates on new investments. Furthermore, the increase in operating income in 2001 was partially offset by the impairment losses and other adjustments recorded in 2001.

      The money order business continued to contribute significantly to the operating margin; however, money order volume was flat and related average investable balances grew only slightly compared to 2000 as some agents were eliminated and fewer agents were approved in order to maintain the credit quality of the money order business. In the 2001 third quarter, MoneyGram recorded a charge totaling $5.0 million ($3.0 million after-tax) resulting from the bankruptcy of a large money order agent in September 2001.

      Float income (investment income from the investment portfolio) represented approximately 44 percent of total Payment Services segment revenue for the year 2001 compared with 39 percent for the year 2000. Float income is affected by the level of investment balances (float portfolio) and the yield on investments.

      Float income (excluding gains, losses and impairments) and expense associated with the Payment Services segment’s investment portfolio for the years ended December 31 were as follows:

	2001			2000

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(in thousands)
Investments available or restricted for payment service obligations(1)	$4,984,698	$306,145	6.14%	$3,805,821	$231,034	6.07%
Payment service obligations(2)	3,490,246	208,273	5.97%	2,410,511	164,326	6.82%

Net float income and margin		$97,872	1.96%		$66,708	1.75%

(1)	The Payment Services segment investment income of $313.4 million for 2001 is comprised of $306.1 million of income from investments available or restricted for payment service obligations, and realized gains and losses of $11.9 million less impairment charges of $4.6 million. For 2000, Payment services investment income of $237.9 million is comprised of $231.0 million of income from investments available or restricted for payment service obligations, and realized gains and losses of $6.7 million.

(2)	Commissions are paid to financial institution customers based upon average outstanding balances generated by the sale of official check products only. The expense reported includes those payments made to financial institution customers, costs associated with swaps and the sale of receivables program. The average balance reflects only the payment service obligations for which commissions are paid and does not include the average balance of the sold receivables ($444 million and $433 million for 2001 and 2000, respectively) as these are not recorded on the Consolidated Balance Sheets. Commission expense is classified as “Costs of services” in the Consolidated Statements of Income.

      Float income (excluding gains and losses) was $306.1 million in 2001 compared to $231.0 million in 2000, an increase of $75.1 million or 32.5 percent. The growth was primarily due to higher average float portfolio balances, that drove an increase in float income of $71.6 million. During 2001, average 5-year U.S. Treasury Notes declined 160 basis points and short-term interest rates declined over 235 basis points. Despite this decline, the average portfolio yield increased 7 basis points from 6.07 percent to 6.14 percent, primarily due to the mix of investments in the portfolio. The portfolio mix shifted away from lower yield tax-exempt securities into higher yield taxable securities as the percentage of the portfolio invested in tax-exempt securities declined from 45 percent at December 31, 2000 to 22 percent at December 31, 2001.

      Commission expense was $208.3 million in 2001, an increase of $43.9 million, or 26.7 percent from 2000, primarily due to higher average balances of $1.1 billion. The commission expense increase attributable to the higher average balances was $73.6 million and was partially offset by a decrease of approximately $29.7 million due to an interest rate decline.

      Net float income (float income less commission expense) was $97.9 million in 2001, up $31.2 million or 46.7 percent from 2000, primarily due to increased balances. The net float margin was 1.96 percent, or a 21 basis point increase from 1.75 percent in 2000.

      The impact of changes in average investable balances and interest rates on the float income and commission expense associated with the investment portfolio for the years ended December 31 was as follows:

	2001 vs 2000

		Yield/
	Balance(1)	Rate(1)	Total

	(in thousands)
Float income	$71,564	$3,547	$75,111
Commission expense	$73,606	$(29,659)	$43,947
Net float income	$20,663	$10,501	$31,164

(1)	The totals for the balance and rate columns are not the sum of the individual lines as income and expense changes are calculated independently.

      Convention and Event Services. Revenues of the Convention and Event Services segment were $884.0 million in 2001, a decrease of 14.3 percent from revenues of $1.03 billion in 2000. On a GAAP basis, the operating loss in 2001 of $54.5 million was significantly below the 2000 operating income of $66.8 million. The decline was driven by the $87.0 million of restructuring charges and other items expensed in 2001. Before restructuring charges and other items, operating income was $32.6 million in 2000, a decrease of 56.9 percent from the operating income of $75.5 million in 2000. On this basis, operating margins decreased to 3.7 percent in 2001 from 7.3 percent in 2000. When adjusting 2001 and 2000 for the impact of SFAS No. 142, income before restructuring charges and other items would have been $40.4 million and $83.0 million, respectively, with operating margins of 4.6 percent and 8.0 percent, respectively.

      The Convention and Event Services segment’s exhibit and design business has suffered from the events of September 11, 2001 and the negative implications to the tradeshow industry that resulted. The general malaise in the economy, further damaged with terrorist threats after September 11, 2001 and resulting travel concerns caused many customers to delay or cancel exhibit construction, opting instead to refurbish old exhibits, thus directly impacting revenues. As such, revenues were down 17.5 percent to $279.9 million in 2001.

      The Convention and Event Services segment’s convention show services was affected by the overall softness in the economy, the technology and telecom decline, the events of September 11, 2001 and negative show rotation. Fear of travel as a result of the events of September 11, 2001 negatively impacted tradeshow attendance and resulted in increased show cancellations, and thus reduced revenues. In addition, certain large tradeshows held in 2000 were not held in 2001 (negative “show rotation”), therefore adversely impacting year-over-year revenues. Finally, year-over-year revenue was negatively impacted by the loss of tradeshows of the Key3Media Group, Inc., as discussed below. As a result of the above, revenues were down 12.8 percent to $604.1 million in 2001 from 2000. Although progress was being made with regard to the 2000 restructuring, the benefits had not yet been fully realized and were further dampened by the dramatic drop in attendance after the events of September 11, 2001.

      In August 2000, Key3Media, a company spun off by Ziff-Davis Inc., terminated a long-term agreement with GES to produce tradeshows. GES and Key3Media had been involved in litigation regarding the contract termination. The key issues in the litigation related to the interpretation of certain contract terms and the scope of free services required of GES. During the second quarter of 2001, after both GES and Key3Media assessed the business market, the risks and demands of the litigation and the need to move forward on a productive basis, GES and Key3Media agreed to settle the litigation. As a result, Viad recorded a charge totaling $29.3 million ($18.3 million after-tax) in the second quarter of 2001, representing primarily the write-off of net receivables and prepayments made to Key3Media. The $29.3 million charge was recorded under the caption “Litigation settlement and costs” in the consolidated statements of income.

      As a result of the above factors and the general downturn in the economy, Viad approved the 2001 restructuring plan previously discussed.

      Travel and Recreation Services. Revenues of the Travel and Recreation Services segment decreased $11.1 million, or 15.2 percent, to $61.5 million in 2001. The revenue decrease resulted primarily from an overall decrease in traffic from Japanese and European tourists and from a decrease in overall package tours and charter volumes. The declines in tourism were reflective of the soft economy, higher fuel costs and the September 11, 2001 terrorist attacks. Operating income for the travel and recreation businesses was $14.7 million, a decrease of $4.4 million, or 23.1 percent, in 2000, primarily due to reduced tourism volume. When adjusting 2001 and 2000 for the impact of SFAS No. 142, operating income would have been $15.6 million and $20.0 million, respectively, and operating margins would have been 25.3 percent and 27.6 percent in 2001 and 2000, respectively.

      Corporate Activities. The $2.2 million increase in corporate activities expense from 2000 to 2001 was due primarily to a write-down of a partnership interest resulting from its impairment, deemed to be other than temporary.

      Other Investment Income. Investment income associated with Corporate securities declined $7.5 million due primarily to lower average investment levels in 2001 as funds were used for stock repurchases primarily in the first quarter of 2001 as described in “Liquidity and Capital Resources.” Lower average interest rates during 2001 also contributed to the decline.

      Minority Interests. The decrease of $391,000 in 2001 minority interests from 2000 relates primarily to a $793,000 minority interest tax adjustment made in 2000, partially offset by an increase in revenue and transaction volume growth in the Payment Services segment’s 51 percent interest in MIL.

      Interest Expense. Interest expense increased slightly to $25.9 million in 2001 from $25.3 million in 2000, primarily as a result of slightly higher average debt outstanding during the year, substantially offset by lower average interest rates. Approximately 38 percent and 27 percent of the average debt outstanding during 2001 and 2000, respectively, related to short-term borrowings that are subject to variable interest rates.

      Income Taxes. On a GAAP basis, the 2001 effective tax rate was a benefit of 18.1 percent, compared to a 15.7 percent tax rate expense in 2000 predominantly due to the restructuring charges and other items in 2001. Excluding the effect of those charges, the 2001 effective tax rate was 22.9 percent, up from the 2000 effective tax rate of 15.2 percent. When adjusted for the impact of SFAS No. 142, the effective tax rate in 2001 and 2000 would have been 22.2 percent and 15.3 percent, respectively. The relatively low rate compared to the statutory federal rate is primarily attributable to tax-exempt income from the Payment Services segment businesses. The higher rate for 2001 is due to lower tax-exempt investment income in proportion to total pre-tax income, resulting from the shift in the mix of investments from nontaxable to taxable investments. In addition, due to lower operating income in the Convention and Event Services segment, tax savings associated with filing consolidated state income tax returns was lower than anticipated, resulting in a higher effective state tax rate.

Liquidity and Capital Resources:

      Cash and corporate investments were $152.6 million at September 30, 2003 as compared to $303.6 million at December 31, 2002, with the decrease primarily due to the repayment of $100 million related to certain medium-term senior notes that matured and a capital contribution to a Payment Services segment subsidiary to acquire the minority interest share of MIL described below, partially offset by cash generated from operations. Corporate investments are included in the consolidated balance sheets under “Other investments in securities.” Viad’s total debt at September 30, 2003 was $255.4 million compared with $361.7 million at December 31, 2002.

      In January 2003, MoneyGram Payment Systems, Inc., a subsidiary of Travelers Express Company, Inc., acquired the 49 percent minority interest in MoneyGram International Limited MIL from Travelex Group plc. MIL, a London-based joint venture between MoneyGram Payment Systems and Travelex, provides international sales and marketing services for MoneyGram Payment Systems primarily in Europe, Africa, Australia and Asia. Prior to the acquisition, Travelers Express Company, Inc., owned a 51 percent interest in MIL. In connection with the transaction, MoneyGram paid approximately $98.0 million to Travelex. In addition, MIL paid a dividend to Travelex of approximately $8.1 million concurrent with the transaction.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million, tender for its senior notes and subordinated debt and retire certain other obligations, for a total of approximately $62.5 million, and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. MoneyGram intends to seek to negotiate and enter into bank credit facilities providing availability of up to $350 million, in the form of a revolving credit facility and/or term loan. Of the total $350 million, management expects to seek to borrow $150 million at the time of the spin-off, with the remaining amount being available for general corporate purposes. Management expects that the term of the bank credit facilities will be for periods of up to four years and that the facilities will contain customary covenants. There can be no guarantee that MoneyGram will be able to negotiate credit facilities on terms acceptable to MoneyGram. Additionally, New Viad intends to seek to negotiate and enter into bank credit facilities providing availability of at least $100 million for working capital purposes and to support letters of credit, of which New Viad expects to borrow approximately $29 million at the time of the spin-off. Management expects that the term of the bank credit facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio. There can be no guarantee that New Viad will be able to negotiate credit facilities on terms acceptable to New Viad. Completion of the spin-off is conditional upon MoneyGram and New Viad entering into satisfactory credit arrangements.

      Viad authorized a stock repurchase program in 1998 for the purpose of replacing Viad common shares issued upon exercise of stock options and in connection with other stock compensation plans, with the intended effect of reducing dilution caused by the issuance of these shares of Viad common stock. This program was on hold for most of 2001 and the first six months of 2002, while cash was conserved given the uncertainty in the economy. In the third quarter of 2002, Viad resumed the 1998 stock repurchase program and acquired 1.2 million shares for $26.3 million at an average price of $21.89 per share. In the second quarter of 2003, Viad acquired 50,000 shares for $976,000 at an average price of $19.51 per share. Prior to the break in the 1998 stock repurchase program, 1.4 million shares of Viad common stock were repurchased in early 2001 for $34.6 million at an average price of $24.45 per share.

      Proceeds from the exercise of stock options, including tax benefits on stock option exercises, totaled $3.0 million for the first nine months of 2003, and $12.7 million and $22.8 million in 2002 and 2001, respectively. The level of future cash generated from stock option exercises may vary depending on Viad’s stock price compared to the option stock exercise price and the ability of the grantees to exercise stock options.

      With respect to working capital, in order to minimize the effects of borrowing costs on earnings, Viad strives to maintain current assets at the lowest practicable levels while at the same time taking advantage of payment terms offered by trade creditors and obtaining advance deposits from customers for certain projects and services. However, working capital requirements may fluctuate from seasonal factors as well as from changes in levels of receivables and inventories caused by numerous business factors.

      Viad satisfies a portion of its working capital and other financing requirements with short-term borrowings (through commercial paper, bank note programs and bank lines of credit). Viad has credit facilities to support short-term borrowings. Under these credit facilities, short-term borrowings were supported by a $168 million short-term 364-day revolving credit facility (with a one-year term-out provision, at Viad’s option, in the event a new credit facility is not established) and a $225 million five-year credit facility. On August 29, 2003, Viad’s $168 million short-term 364 day revolving credit facility was amended, with the total amount of the lenders’ commitments being increased to $250 million and the commitment termination date of each eligible lender being extended to August 27, 2004. In addition, a provision was added that requires the absence of material adverse change as a condition of converting any outstanding borrowings to a term loan. Short-term borrowings totaling $170 million at September 30, 2003 and $173 million at December 31, 2002 have been classified as long-term debt pursuant to the unused commitments under the applicable long-term and short-term credit facilities. Unused commitments (net of amounts used to support short-term borrowings and letters of credit) under the credit facilities totaled $226.6 million at September 30, 2003. Borrowings under the facilities are subject to various covenants, including standard equity and other financial ratio calculations, among others. The borrowings under the credit facilities are also subject to increases in borrowing costs if debt ratings are not maintained at current levels. Default under the covenants relating to any of Viad’s debt agreements could result in cross defaults to other debt agreements.

      The following table presents Viad’s contractual obligations as of September 30, 2003:

	Payments due by period

		Less than			After
	Total	1 year	2-3 years	4-5 years	5 years

	(in thousands)
Long-term debt	$247,738	$500	$215,252	$5,626	$26,360
Capital lease obligations	7,674	718	1,284	946	4,726
Operating leases	167,751	29,689	46,944	35,403	55,715
Derivative financial instruments	217,592	112,388	105,204	—	—
Other long-term obligations(1)	40,954	11,702	29,252	—	—

Total contractual cash obligations	$681,709	$154,997	$397,936	$41,975	$86,801

(1)	Other long-term obligations include $19.0 million of private equity funding commitments, $11.4 million of expected pension funding obligations and $1.0 million of commission obligation payments.

      In December 2002, GES began occupying and commenced lease payments on a newly constructed facility in Las Vegas, Nevada. The leased property provides GES with approximately 882,000 square feet of combined warehouse, manufacturing and office space. The lease term is 12 years and the aggregate base rental payments over the lease term are approximately $60 million. The lease was accounted for as an operating lease and, as such, is not included on Viad’s consolidated balance sheets. The amounts relating to the lease are included under “Operating leases” above.

      As of September 30, 2003, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries. These guarantees are not subject to liability recognition in the consolidated financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by Viad’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees existing at September 30, 2003 would be $55.0 million. At September 30, 2003, the aggregate guarantees related to leased facilities were $33.0 million and expire through January 2015. At September 30, 2003, the aggregate guarantees related to credit or loan arrangements with banks were $22.0 million of which, $20.0 million is subject to an ongoing guarantee by a Viad subsidiary commensurate with the subsidiary’s credit facility, that has no expiration date. There are no recourse provisions that would enable Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby Viad could recover payments.

      The ability of Viad to maintain its investment grade rating is critical because it affects the cost of borrowing. In addition, certain financial institution customers of the Payment Services segment require that Viad maintain an investment grade rating. Any ratings downgrade could increase Viad’s cost of borrowing, result in termination of debt or require certain actions be performed to rectify such a situation. A downgrade could also have a negative effect on Viad’s ability to attract and retain new or existing customers.

      As a result of the announcement on July 24, 2003 of Viad’s intention to spin-off MoneyGram, the ratings agencies put Viad on credit watch with negative implications as it is probable that the existing debt of Viad will not be rated investment grade following the separation of MoneyGram. Viad has announced that it will tender for all public debt, pay off all commercial paper and redeem its preferred stock concurrent with the spin-off. Because the commercial paper market is ratings driven, regardless of the reason for the credit watch, this action may result in increased borrowing costs for Viad in the future.

      Concurrent with the spin-off, MoneyGram intends to enter into bank credit facilities providing availability of up to $350 million, a portion of which will be used to retire a portion of Viad’s existing debt noted above.

      Capital spending has been reduced by obtaining, where appropriate, equipment and other property under operating leases. Cash flows from operations and proceeds from the sales of noncore businesses and assets during the past three years have generally been sufficient to fund capital expenditures, acquire businesses and pay cash dividends to stockholders. Although no assurance can be given, Viad expects operating cash flows and short-term borrowings to be sufficient to finance its ongoing business, maintain adequate capital levels, and meet covenant and investment grade rating requirements. Should financing requirements exceed these sources of funds, Viad believes it has adequate external financing sources available, including unused commitments under its credit facilities, to cover any shortfall.

      The Payment Services segment has agreements with clearing banks that provide processing and clearing functions for money orders and official checks. Certain contracts have covenants that require the maintenance of specified levels of capital for the Payment Services segment operations. Any changes in specified capital levels may require additional capital contributions to be made by Viad to Payment Services segment and/or may require the Payment Services segment to change the mix of its investments or increase the level of investment liquidity, which could result in lower rates of return.

      The Payment Services segment subsidiaries generate funds from the sale of official checks, money orders and other payment instruments, with the related liabilities classified as Payment Service obligations. Substantially all of the proceeds of these sales are invested in permissible securities, principally high-quality debt instruments. These investments are restricted by the Payment Services segment to the extent that they represent proceeds from the sale of its payment instruments for use by the subsidiaries to satisfy the liability to pay, upon presentment, the face amount of such payment service obligations. Accordingly, these assets are not generally available to satisfy working capital or other financing requirements of Viad. The securities are included in the Consolidated Balance Sheets under the caption, “Investments available or restricted for payment service obligations.” Certain additional assets of the Payment Services segment subsidiaries relating to payment service obligations, including cash on hand, funds in transit from agents, and securities expected to be sold or maturing within one year, are included, “Funds, agent receivables and current maturities of investments available or restricted for payment service obligations.” Although the Payment Services segment investment portfolio exposes Viad to certain credit risks, Viad believes the high quality of the investments reduces this risk. Approximately 95 percent of the investments at September 30, 2003 (and approximately 97 percent of the investments at December 31, 2002) have an investment grade rating of A or higher or are collateralized by federal agency securities. Although Payment Services’ investment portfolio is highly diversified, if any one issuer were unable to pay its obligations or were to enter into bankruptcy, Payment Services segment may have to sell the investment and reinvest the proceeds in permissible securities and/or could lose a portion or a substantial amount of the investment with such issuer. In addition, further deterioration in the debt and equity markets could lead to further other-than-temporary impairment losses related to the Payment Services segment’s investment securities in future periods. See “— Critical Accounting Policies” for discussion regarding estimates and assumptions related to other-than-temporary declines in the value of securities. Under normal circumstances there is no requirement to sell long-term debt securities prior to their maturity, as the funds from ongoing sales of money orders and other payment instruments and funds from maturing long-term and short-term investments are expected to be adequate to settle payment service obligations as they are presented. Fluctuations in the balances of Payment Services’ assets and obligations result from varying levels of sales of money orders and other payment instruments, the timing of agent receivables, and the timing of the presentment of such instruments.

      Working in cooperation with certain financial institutions, the Payment Services segment has established separate consolidated entities (special-purpose entities) and processes that provide these financial institutions with additional assurance of the ability to clear their official checks. These processes include maintenance of specified ratios of segregated investments to outstanding payment instruments. In some cases, alternative credit support has been purchased by Payment Services that provides backstop funding as additional security for payment of their instruments. However, Payment Services remains liable to satisfy the obligations. Accordingly, the obligations have been recorded in the consolidated balance sheets under “Payment service obligations.” Under certain limited circumstances, clients have rights to demand liquidation of the segregated assets or to take other similar actions. While an orderly liquidation of assets would be required, any of these actions by a client could nonetheless diminish the value of the total investment portfolio, decrease earnings, and result in loss of the client or other customers or prospects.

      The Payment Services segment has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables, primarily from its money order agents in an amount not to exceed $450 million. These receivables are sold to commercial paper conduits sponsored by a financial institution and represent a small percentage of the total assets in these conduits. Viad’s rights and obligations are limited to the receivables transferred, and are accounted for as a sales transaction under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The agreement expires in June 2006.

      At September 30, 2003, the Payment Services segment subsidiaries have various lines of credit, overdraft facilities and reverse repurchase agreements totaling $1.95 billion available to assist in the management of their investments and the clearing of payment service obligations. No borrowings were outstanding under these facilities at September 30, 2003, or at December 31, 2002.

      The Payment Services segment has agreements with certain investors to provide funds related to investments in collateralized private equity obligations. As of September 30, 2003, the total amount of unfunded commitments related to these agreements was $19.0 million.

      Viad sold treasury stock in 1992 to its employee equity trust (the “Trust”) to fund certain existing employee compensation and benefit plans over the scheduled 15-year term of the Trust. For financial reporting purposes, the Trust is consolidated with Viad. The fair market value of the shares held by the Trust, representing unearned employee benefits, is recorded as a deduction from common stock and other equity and is reduced as employee benefits are funded. At September 30, 2003, approximately 1,873,000 shares remained in the Trust and were available to fund future benefit obligations.

      Viad has certain unfunded pension and other postretirement benefit plans that require payments over extended periods of time. These future benefit payments are not expected to materially affect Viad’s liquidity.

      Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions Viad has or had operations, and is subject to certain international agreements. As is the case with many companies, Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although Viad is a party to certain environmental disputes, Viad believes that any liabilities resulting from these disputes, after taking into consideration amounts already provided for, exclusive of any potential insurance recovery, have been properly reserved for; however, environmental settlements could result in future cash outlays.

Off-Balance-Sheet Arrangements

      Viad has certain arrangements or transactions that are not recorded on the consolidated balance sheets and could materially affect liquidity or require the use of capital resources. As of September 30, 2003, these arrangements and transactions include aggregate operating lease commitments of $167.8 million, aggregate guarantees of $55.0 million (representing parent guarantees of subsidiary obligations) and funding commitments related to collateralized private equity obligations of $19.0 million.

Critical Accounting Policies

      The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of a company’s financial position and results of operations, and that require a company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this criteria, Viad has identified and discussed with its audit committee the following critical accounting policies and estimates, and the methodology and disclosures related to those estimates:

      Goodwill — SFAS No. 142, “Goodwill and Other Intangible Assets,” requires annual impairment testing of goodwill based on the estimated fair value of Viad’s reporting units. The fair value of Viad’s reporting units is estimated based on discounted expected future cash flows using a weighted average cost of capital rate. Additionally, an assumed terminal value is used to project future cash flows beyond base years. The estimates and assumptions regarding expected cash flows, terminal values and the discount rate require considerable judgment, and are based on historical experience, financial forecasts, and industry trends and conditions.

      During 2002, Viad recorded a transitional goodwill impairment loss of $40.0 million ($37.7 million after-tax) related to the Exhibitgroup reporting unit of the Convention and Event Services segment. A decline in the expected cash flows or the estimated terminal value could lead to additional goodwill impairment losses. Similarly, an increase in the discount rate (weighted average cost of capital) could also result in additional goodwill impairment.

      Insurance liabilities — Viad is self-insured up to certain limits for workers’ compensation, automobile, product and general liability, property loss and medical claims. Viad has also retained and provided for certain insurance liabilities in conjunction with the sales of businesses. Provisions for losses for claims incurred, including estimated claims incurred but not yet reported, are made based on Viad’s prior historical experience, claims frequency and other factors. Viad has purchased insurance for amounts in excess of the self-insured levels. A change in the assumptions used could result in an adjustment to recorded liabilities.

      Pension obligations — Viad has trusted, noncontributory pension plans that cover certain employees. Pension benefits are supplemented, in most cases, by defined matching company stock contributions to employees’ 401(k) plans as described in the notes to consolidated financial statements. In addition, Viad retained the obligations for these benefits for employees of certain sold businesses. Through December 31, 2000, the principal retirement plan was structured using a traditional defined benefit formula based primarily on final average pay and years of service. Benefits earned under this formula ceased accruing at December 31, 2000, with no change to retirement benefits earned through that date. Effective January 1, 2001, benefits began accruing under a cash accumulation account formula based upon a percentage of pay plus interest. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations. Certain defined pension benefits, primarily those in excess of benefit levels permitted under qualified pension plans, are unfunded. As determined with the guidance of an external actuary, the following assumptions were used in determining the projected benefit obligation and pension expense:

	2002	2001

Discount rate	6.75%	7.25%
Expected return on plan assets	8.75%	10.00%
Rate of compensation increase	4.50%	4.50%

      Viad’s pension expense was $5.9 million and $2.7 million for the first nine months of 2003 and 2002, respectively. Viad’s full-year pension expense was $3.2 million and $2.5 million for 2002 and 2001, respectively. Pension expense is calculated based upon the actuarial assumptions shown above. For 2002, the pension expense consisted of service cost of $2.8 million, interest cost of $12.3 million, amortization of prior service cost of $786,000, recognized net actuarial loss of $462,000 less an expected return on pension plan assets of $13.2 million. The fair value of Viad’s pension plan assets decreased to $107.1 million at December 31, 2002 from $121.5 million at December 31, 2001 primarily due to benefits paid and lower actual returns on pension plan assets.

      Viad’s discount rate used in determining future pension obligations is measured on November 30 and is based on rates determined by actuarial analysis and Viad management review. Lowering the discount rate by 0.5 percent would have increased Viad’s pension expense by $645,000.

      In developing the expected rate of return, input provided by Viad’s actuaries was evaluated as well as other external factors. Viad’s expected rate of return is based on asset allocation guidelines that are reviewed quarterly by its pension investment committee and assets are invested in a manner consistent with the fiduciary standards of the Employee Retirement Income Security Act of 1974, as amended (ERISA). To be consistent with ERISA fiduciary standards, the assets should have the safeguards and diversity to which a prudent investor would adhere and all transactions undertaken on behalf of the fund must be for the sole benefit of plan participants and their beneficiaries. Viad’s current asset allocation consists of approximately 55 percent in large capitalization and international equities, approximately 35 percent in fixed income such as long-term treasury bonds, intermediate government bonds and global bonds and approximately 10 percent in a real estate limited partnership interest. Lowering the expected rate of return by 0.5 percent would have increased Viad’s 2002 pension expense by $663,000. Viad’s pension assets are primarily invested in marketable securities that have readily determinable current market values. Viad’s investments are rebalanced regularly to stay within the investment guidelines. Viad will continue to evaluate its pension assumptions, including its rate of return, and will adjust these factors as necessary.

      Effective January 1, 2004, Viad’s principal defined benefit pension plan will cease accruing new benefits for service periods subsequent to December 31, 2003. Retirement benefits will continue to be earned through December 31, 2003 with no change to these benefits through that date.

      Future actual pension income or expense will depend on future investment performance, changes in future rates and various other factors related to the populations participating in Viad’s pension plans.

      Postretirement benefits other than pensions — Viad and certain of its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for certain eligible employees, retirees and dependents. The related postretirement benefit liabilities are recognized over the period that services are provided by employees. In addition, Viad retained the obligations for these benefits for retirees of certain sold businesses. While the plans have no funding requirements, Viad may fund the plans.

      The assumed health care cost trend rate used in measuring the 2002 accumulated postretirement benefit obligation was 10 percent for the year 2003, gradually declining to 5 percent by the year 2008 and remaining at that level thereafter.

      A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $4.6 million and the ongoing annual expense by approximately $410,000. A one-percentage-point decrease in the assumed health care cost trend rate for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $4.0 million and the ongoing annual expense by approximately $349,000.

      Weighted average assumptions used at December 31 were as follows:

	2002	2001

Discount rate	6.75%	7.25%
Expected return on plan assets	3.75%	3.75%

      Investment securities — Investment securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Per SFAS No. 115, investments are classified into one of three categories: held-to-maturity, available-for-sale or trading. Securities being held for indefinite periods of time, including those securities that may be sold to assist in the clearing of payment service obligations or in the management of securities, are classified as available-for-sale. These securities are carried at market value (or fair value), with the net after-tax unrealized gain or loss reported as a separate component of stockholders’ equity under “Accumulated other comprehensive income (loss).” Market value is determined by using available market information. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined may not be indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. In general, as interest rates increase, the fair value of the available-for-sale portfolio and stockholders’ equity decreases and as interest rates fall, the fair value of the available-for-sale portfolio increases as well as stockholders’ equity. Securities classified as held-to-maturity are those that management has the ability and intent to hold to maturity and are carried at amortized cost. The cost of investment securities sold is determined using the specific-identification method.

      Other-than-temporary declines in the value of securities — Viad’s investments consist primarily of mortgage-backed securities, other asset-backed securities, state and municipal government obligations and corporate debt securities. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Viad employs a methodology that considers available evidence in evaluating potential impairment of its investments, including the duration and extent to which the fair value is less than book value, Viad’s ability and intent to hold the investment, the security rating, the underlying collateral and other factors that influence projected future cash flows. When an other-than-temporary impairment occurs, investments are written down to fair market value. Subsequent increases in value are treated as an adjustment of yield.

      As discussed elsewhere in this information statement, Viad recorded other-than-temporary impairment losses and adjustments of $20.8 million and $15.6 million for the first nine months of 2003 and 2002, respectively, and $28.9 million and $10.3 million for the years ended December 31, 2002 and 2001, respectively, related to certain structured notes held in the Payment Services segment investment portfolio during the period. The impact of changes in cash flow projections and the related default and recovery rate assumptions on certain structured notes and collateralized debt obligations could result in additional impairment. Furthermore, adverse changes in actual or projected cash flows on other investments could result in impairment losses to the extent that the recorded value of these investments exceeds fair value.

      Derivative financial instruments — Derivative financial instruments are used as part of Viad’s risk management strategy to manage exposure to fluctuations in interest and foreign currency rates. Viad does not enter into derivatives for speculative purposes. Derivatives are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related amendments and interpretations. The derivatives are recorded as either assets or liabilities on the balance sheet at fair value, with the change in fair value recognized in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. A derivative that does not qualify, or is not designated, as a hedge will be reflected at fair value, with changes in value recognized through earnings. The estimated fair value of derivative financial instruments has been determined using available market information and certain valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined may not be indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. While Viad intends to continue to meet the conditions to qualify for hedge accounting treatment under SFAS No. 133, if hedges did not qualify as highly effective or if forecasted transactions did not occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Viad does not believe it is exposed to more than a nominal amount of credit risk in its hedging activities as the counterparties are generally well-established, well-capitalized financial institutions.

      Stock-based compensation — As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” Viad uses the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees (APB No. 25),” and related interpretations in accounting for its stock-based compensation plans. Accordingly, Viad does not use the fair value method to value stock options in accordance with SFAS No. 123. See notes to consolidated financial statements for the pro forma impact of stock-based awards using the fair value method of accounting.

      Restructuring charges and other items — As a component of the 2002 restructuring charge of $20.5 million, an accrued liability related to facility closure and lease termination costs of $12.8 million, net of estimated sublease income of $3.9 million, was recorded as of December 31, 2002. These costs were accounted for pursuant to EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)(EITF No. 94-3).” Under EITF Issue No. 94-3, these costs were considered to have no future economic benefit, and were, therefore, recorded at the time that Viad management approved and committed to the restructuring plan in the fourth quarter of 2002. The recorded amounts were based on the contractual obligations contained in the leases (net of estimated sublease income) and estimates of incremental costs incurred as a direct result of the restructuring plan.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Under SFAS No. 146, a liability for the costs associated with an exit or disposal activity is recognized and measured initially at its fair value in the period in which the liability is incurred. The liability would subsequently be adjusted for revisions related to the timing and amount of estimated cash flows and accretion expense, if applicable. If Viad had elected to adopt the provisions of SFAS No. 146, the majority of the $12.8 million charge related to facility closure and lease termination costs would have been recorded based on the fair value of the liability at the time Viad ceased using the related leased facilities and determined using a present value technique. The remaining portion of the $12.8 million liability would have been recorded at fair value at the time the liability was incurred (when services associated with the activity were received). If Viad had elected to apply the accounting method under SFAS No. 146, the aggregate charge of $12.8 million discussed above would not have been recorded in the fourth quarter of 2002; rather, the fair value of these liabilities, estimated to be $10.9 million, would have been initially recorded in 2003 based on the restructuring plan. Furthermore, accretion expense associated with the lease termination liability would be recognized in future periods over the remaining term of the related lease agreements.

      The application of SFAS No. 146 would not have changed the method of accounting for other components of the restructuring charge including severance and other benefits of $2.9 million, asset impairments of $4.1 million and other charges of $650,000.

Recent Accounting Pronouncements:

      In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (EITF No. 00-21), effective for New Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The GES and Exhibitgroup segments derive revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Exhibit design and construction revenue is generally accounted for using the completed-contract method as contracts are typically completed within three months of contract signing. The adoption of EITF No. 00-21 did not have a material effect on Viad’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) FIN 45 sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45; however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. In accordance with FIN 45, Viad has included the required disclosures relating to its guarantees in the financial statements. Viad’s guarantees principally relate to a parent’s guarantee of a subsidiary’s debt to a third party, and would therefore, be excluded from liability recognition at inception. The adoption of FIN 45 did not have a material impact on Viad’s financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28, “Interim Financial Reporting, (APB No. 28)” to require disclosure about those effects in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. Viad has elected not to voluntarily change to the fair value based method of accounting for stock-based compensation at this time. Viad has included the additional disclosure requirements in the notes to consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” (FIN 46), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In October 2003, the FASB issued Staff Position 46-6, which delayed the effective application date of FIN 46 for those interests until the end of the first interim or annual period ending after December 15, 2003. The full adoption of FIN 46 is not expected to have a material effect on Viad’s financial position or results of operations.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 is effective for Viad for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have a material effect on Viad’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS No. 150). SFAS No. 150 is effective for Viad for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The new rules establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that financial instruments within its scope be classified as liabilities. The adoption of SFAS No. 150 did not have a material effect on Viad’s financial position or results of operations.

Forward-Looking Statements:

      As provided by the safe harbor provision under the Private Securities Litigation Reform Act of 1995, Viad cautions readers that, in addition to the historical information contained in this information statement, this information statement includes certain information, assumptions and discussions that may constitute forward-looking statements. These forward-looking statements are not historical facts, but reflect current estimates, projections, or expectations of or current trends in future growth, operating cash flows, availability of short-term borrowings, consumer demand, new business, investment policies, productivity improvements, ongoing cost reduction efforts, efficiency, competitiveness, tax rates, restructuring plans (including timing and realization of cost savings) and market risk disclosures. Actual results could differ materially from those projected in forward-looking statements. Viad’s businesses can be affected by a host of risks and uncertainties. Among other things, gains and losses of customers, consumer demand patterns, labor relations, purchasing decisions related to customer demand for convention and event services, existing and new competition, industry alliances and consolidation and growth patterns within the industries in which Viad competes, and any further deterioration in the economy may individually or in combination impact future results. In addition to the factors mentioned elsewhere, economic, competitive, governmental, technological, capital marketplace and other factors including further terrorist activities or war could affect the forward-looking statements contained in this information statement.

Quantitative and Qualitative Disclosures about Market Risk:

      Viad’s market risk exposures relate to fluctuations in interest rates and, to a lesser degree, relate to fluctuations in foreign exchange rates. Interest rate risk is the risk that changing interest rates will adversely affect the market value and earnings of Viad. Foreign exchange risk is the risk that fluctuating exchange rates will adversely affect earnings. Viad’s exposure to these risks is primarily associated with its Payment Services segment business. Certain derivative financial instruments are used as part of Viad’s risk management strategy to manage these exposures. Derivatives are not used for speculative purposes. Viad has exposure to changing rates related to its pension assumptions (including the expected return on plan assets and the discount rate) and the health care cost trend rate.

      Viad is exposed to foreign exchange risk as it has certain receivables and payables denominated in foreign currencies. Viad primarily utilizes forward contracts to hedge its exposure to fluctuations in foreign exchange rates. Forward contracts relating to the Payment Services segment’s wire transfer transactions generally have maturities less than 30 days, and forward contracts relating to other receivables or payables generally have maturities less than 90 days. The forward contracts are recorded on the consolidated balance sheets, and the effect of changes in foreign exchange rates on the foreign-denominated receivables and payables, net of the effect of the related forward contracts, is not significant.

      A portion of the Payment Services segment business involves the payment of commissions to financial institution customers of its official check program. A Payment Services subsidiary also has entered into agreements to sell receivables primarily from its money order agents. The commissions and net proceeds from the agent receivables sales are computed based on short-term variable interest rates that subject Viad to risk arising from changes in these rates. Viad has hedged a substantial portion of the variable rate risk through swap agreements that convert the variable rate payments to fixed rates.

      Stockholders’ equity can be adversely affected by changing interest rates, as after-tax changes in the fair value of securities classified as available-for-sale and in the fair value of derivative financial instruments are included as a component of stockholders’ equity. The fair value of derivative financial instruments generally increases when the market value of fixed rate, long-term debt investments decline and vice versa. However, an increase or decrease in stockholders’ equity related to changes in the fair value of securities classified as available-for-sale, may not be offset, in whole or in part, by the decrease or increase in stockholders’ equity related to changes in the fair value of derivative financial instruments.

      Viad is also exposed to short-term interest rate risk on certain of its debt obligations. Viad currently does not use derivative financial instruments to hedge cash flows for these obligations.

      Earnings Sensitivity to Interest Rate Changes. Based on a hypothetical 10 percent proportionate increase in interest rates from the average level of interest rates during the last twelve months, and taking into consideration expected investment positions, commissions paid to selling agents, growth in new business, effects of the swap agreements and expected borrowing level of variable-rate debt, the decrease in pre-tax income would be approximately $1.0 million. A hypothetical 10 percent proportionate decrease in interest rates, based on the same set of assumptions, would result in an increase in pre-tax income of approximately $1.0 million. These amounts are estimated based on a certain set of assumptions about interest rates and portfolio balance growth and do not represent expected results. In addition, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition of Viad Corp” for a discussion of Viad’s results of operations and the financial impact of interest rate fluctuations.

      Fair Value Sensitivity to Interest Rate Changes. The fair value of securities classified as available-for-sale, derivative financial instruments and fixed-rate debt is sensitive to changes in interest rates. A 10 percent proportionate increase in interest rates would result in an estimated decrease in the fair value of securities classified as available-for-sale of approximately $38.8 million (reflected as an after-tax decrease in accumulated other comprehensive income of approximately $23.6 million), an estimated increase in the fair value of derivative financial instruments of approximately $17.0 million (reflected as an after-tax increase in accumulated other comprehensive income of approximately $10.4 million) and an estimated off-balance-sheet decrease in the fair value of fixed-rate debt of approximately $213,000 at September 30, 2003. A 10 percent proportionate decrease in interest rates would result in an estimated increase in the fair value of securities classified as available-for-sale of approximately $37.1 million (reflected as an after-tax increase in accumulated other comprehensive income of approximately $22.6 million), an estimated decrease in the fair value of derivative financial instruments of approximately $17.5 million (reflected as an after-tax decrease in accumulated other comprehensive income of approximately $10.7 million) and an estimated off-balance-sheet increase in the fair value of fixed-rate debt of approximately $214,000 at September 30, 2003. These amounts are estimated based on a certain set of assumptions about interest rates and portfolio balance growth and are not necessarily indicative of actual current period factors.

      Risk Management. Viad has established several levels of risk management oversight and control. An investment committee, comprised of senior officers of Viad and the Payment Services segment, and reporting to the Chief Executive Officer of Viad, routinely reviews investment and risk management strategies and results. Additionally, Viad employs an independent advisor to its investment committee. Viad maintains formal procedures for entering into derivative transactions and management regularly monitors and reports to the audit committee on such activity. Derivative agreements are with major financial institutions that are currently expected to perform fully under the terms of the agreements, thereby mitigating the credit risk from the transactions in the event of nonperformance by the counterparties. In addition, Viad regularly monitors the credit ratings of the counterparties and the likelihood of default is considered remote.

BUSINESS OF MONEYGRAM

      MoneyGram is a leading global payment services company. Our mission is to provide consumers with affordable, reliable and convenient payment services. We offer our products and services to consumers and businesses through our network of agents and our financial institution customers. The diverse array of products and services we offer enables consumers, most of whom are not fully served by traditional financial institutions, to make payments and to transfer money around the world, helping them meet the financial demands of their daily lives.

      Our business, which is conducted through Travelers Express Company, Inc. and its subsidiaries, including MoneyGram Payment Systems, Inc., has been in operation since 1940. In the last six years, we have added important new products and services and have expanded our business domestically and internationally. Our business currently consists of two operating segments:     our global funds transfer segment and our payment systems segment. In both operating segments, our primary sources of revenue are transaction fees and revenue generated from our investment of the funds underlying the payment transactions from the time those funds are remitted to us until the transaction is completed.

      Our global funds transfer segment provides money transfer services, money orders and bill payment services. The primary consumers of the products and services offered by our global funds transfer segment can generally be classified in one of the following categories:

•	“Unbanked consumers” are those consumers who do not have a traditional relationship with a financial institution. Many unbanked consumers are in low-income households, and often are recent immigrants working in unskilled jobs. It has been estimated that approximately 56 million adults in the United States are unbanked.

•	“Underbanked consumers” are those consumers who, while they may have a savings account with a financial institution, do not have a checking account. Underbanked consumers share the same general demographic profile as unbanked consumers.

•	“Convenience users” are those consumers who, while they may have a checking account, prefer to use our products and services on the basis of convenience or value. Convenience users include consumers who may use our urgent bill payment services to pay late bills and consumers who need to quickly transfer money to a distant location, whether domestically or internationally, or who need a third-party payment instrument.

      Our payment systems segment provides financial institutions, such as banks, thrifts and credit unions, with payment processing services, primarily for official checks, and with money orders for sale to their consumers. Official checks, which include bank checks, cashier’s checks, agent checks and teller’s checks, are checks drawn on a financial institution or other third party that are typically used in situations where the payee requires assurance of payment and funds availability. Official checks are used to pay the financial institution’s own obligations or for sale to consumers. The following table sets forth revenue and operating income by segment for 2002 and the first nine months of 2003.

					Nine Months Ended
	2002				September 30, 2003

			Operating				Operating
(in millions)	Revenues	%	Income	%	Revenues	%	Income	%

Global Funds Transfer	$413.0	53%	$93.4	75%	$331.6	56%	$69.2	86%
Payment Systems	360.6	47%	31.7	25%	264.8	44%	11.0	14%

Totals	$773.6	100%	$125.1	100%	$596.4	100%	$80.2	100%

      In our global funds transfer segment, our primary method of distribution to consumers is a network of agents currently consisting of more than 100,000 locations. Currently, more than 60,000 locations around the world offer our money transfer services and more than 60,000 locations in the United States offer our money orders. Our payment systems segment provides official check services through more than 15,000 branch locations of our financial institution customers. Based on the number of our transactions in 2002, we are:

•	a leading global provider of consumer money transfers on a worldwide basis, offering our MoneyGram-branded money transfer services in approximately 155 countries around the world;

•	the largest issuer of money orders in the United States, with approximately 314 million money orders issued;

•	the second largest provider of urgent bill payment services in the United States; and

•	the second largest provider of official check outsourcing services to financial institutions in the United States.

      From 1997 through 2002, we have increased our revenue and operating profit at compound annual growth rates of 30 percent and 28 percent, respectively. We achieved this growth through:

•	our June 1998 acquisition of MoneyGram Payment Systems, Inc., which today forms the foundation of our consumer money transfer business and has grown from serving approximately 105 countries in 1997 to serving approximately 155 countries in 2002;

•	increasing the number of consumer money transfer agent locations from approximately 21,000 in 1997 to over 57,000 by 2002;

•	increasing the number of money order agent locations from approximately 41,000 in 1997 to over 60,000 by 2002; and

•	increasing our average investable balances from approximately $1.6 billion in 1997 to approximately $6.1 billion in 2002, which growth is primarily attributable to the growth in the investable balances generated by our official check outsourcing services.

Competitive Advantages

      We believe that our success across both of our business segments results from a combination of key assets and competencies, which form the foundation for our current business and for our future growth.

•	Strong Value Proposition. We believe that our products and services provide consumers, as well as our agents and financial institution customers, with a recognizable value. We offer consumer money transfer and urgent bill payment services that are generally less expensive than those offered by our primary competitor and that include features and services that are not typically found with smaller, niche competitors, including delivery in as little as ten minutes, 24 hour a day, seven day a week customer service and receiver choice of delivery location. Our official check outsourcing services provide our financial institution customers with a suite of services, including imaged checks and branch level and internet reporting of activity, generally at a lower cost than the financial institutions would incur if they were to perform these services themselves.

•	Advanced Proprietary Technology. We believe that our advanced proprietary technology in each of our operating segments gives us a significant competitive advantage. The technology that we use in our central processing functions is both flexible and scalable and can support increased transaction volume and continued innovation without requiring fundamental change. In addition, our flexible point-of-sale technology options provide our agents with a variety of means to efficiently provide money transfers, bill payment services and money orders.

•	Broad Consumer Recognition and Consumer Loyalty. We believe that our key brands — MoneyGram and Travelers Express — are well-known and established, and that the primary consumers of our products and services associate our brands with quality payment services at an affordable price. As a result, we believe that these consumers are loyal to our products and services.

•	Extensive Domestic and International Retail Agent Network. Currently, we offer money orders through a network of over 60,000 agent locations in the United States, and offer money transfer services through over 60,000 agent locations in approximately 160 countries. Our money transfer agent locations in the United States are focused in ethnic neighborhoods, allowing us to compete effectively for money transfers that are originated in the United States, while our international agent locations include key agents in high-volume markets around the world, including many in remote areas not well-served by traditional financial institutions. International money transfers, including money transfers that originate outside of the United States, are a rapidly growing part of the money transfer industry, and we believe that our international agent locations provide us with the ability to take advantage of this growth.

•	Strong Relationships with Agents and Financial Institution Customers. In our global funds transfer segment, we have long-term contracts with some of the largest and most recognized retail chains, financial institutions and post offices in the world, including: Wal-Mart, Albertson’s, Safeway, Publix, Harris Teeter, Circle K, Ace Cash Express, Bancomer, the United Kingdom Post Office, the Canadian Post Office and the Italian Postal Service. Customers of our payment systems segment include a variety of U.S. financial institutions, such as major retail banks, regional banks, community banks, savings banks and credit unions, including Wachovia, U.S. Bancorp, Compass Bankshares, Huntington, Branch Banking and Trust Company and Charter One Bank.

Growth Strategies

      We intend to capitalize upon our existing competitive strengths and the additional flexibility expected to result from our separation from Viad to grow our business in both the global funds transfer segment and the payment systems segment. Our growth strategies include:

•	Continuing to Provide Consumers, Agents and Financial Institution Customers with a Strong Value Proposition. We believe that the products and services we offer provide consumers, agents and financial institution customers with recognizable value. We intend to continue to capitalize on this value proposition by developing and implementing marketing and other communication programs targeting consumers and businesses that reinforce this value proposition. In addition, we will continue to implement multiple pricing strategies to customize our pricing for different send and receive corridors in response to changes in competition, and we will continue to introduce our multi-currency system, which allows consumers to know the exact amount of currency that will be available for delivery. We also intend to develop loyalty programs that reward our most productive and loyal agents and consumers.

•	Expanding Our Distribution Channels and Creating New Delivery Methods. We intend to take advantage of the growth potential that we believe exists in our industry by expanding our distribution channels, creating new delivery methods and targeting the rapidly growing immigrant populations in host countries. We intend to maintain and expand our existing relationships with agents and enter into relationships with new agents, including expanding our international agent base and entering into relationships with businesses that have not traditionally offered money transfer services through the use of technologies, such as our FormFree system. We intend to support our international expansion by increased staffing at our London office and our nine regional offices around the world. We also believe that there are opportunities to increase our distribution channels and delivery methods by increasing the number of billers that participate in our urgent bill payment services and in new ways, such as offering our products and services through the internet, ATM networks and self-service kiosks.

•	Delivering New Payment Products and Related Financial Services. We closely monitor consumer trends, and intend to develop new payment products and related financial services to meet consumer needs. The products that we expect to offer in the future are generally consumer focused and are intended to take advantage of existing payment networks, such as the automated clearing house and debit networks. We expect these products to include a suite of stored-value card products and a suite of electronic payment products.

•	Continuing to Deliver an Integrated, Reliable, Low-Cost Service Platform to Our Agents, Financial Institution Customers and Consumers. We believe that we can increase our transaction volume by making it easier for our agents, financial institution customers and consumers to do business with us. We intend to continue to provide regular enhancements to our point-of-sale platforms that simplify the transaction while increasing speed for both the consumer and agent. Additionally, we will seek ways to improve our settlement and reporting mechanisms to our agents and financial institution customers. We also intend to support our consumer value proposition by further reducing our delivery costs, by focusing on agent automation and improving our operational efficiency.

•	Pursuing Strategic Acquisitions and Alliances. We intend to actively evaluate strategic acquisitions and alliances and aggressively pursue those opportunities that we believe further our strategic goals. We also intend to investigate opportunities that would allow us to acquire new or complementary products and services, expand our distribution channels, broaden our market presence or increase our market penetration.

•	Continuing to Recruit, Retain and Reward Solution-Oriented Employees Who Share Our Corporate Values. We intend to continue recruiting, retaining and rewarding employees and executives at all levels who have the experience and talent necessary to implement our growth strategies. These employees must share our corporate values: respect, courage, passion, integrity and teamwork. We plan to accomplish this goal by actively developing the skills of our existing employees, creating career opportunities, providing competitive compensation and implementing employee communication programs that celebrate success and recognize contributors and leaders.

Global Funds Transfer Segment

      Our global funds transfer segment focuses primarily on providing financial services to unbanked and underbanked consumers. The following table provides an overview of the primary products and services, brands, customers and distribution channels, end users and sources of revenues in our global funds transfer segment.

Global Funds Transfer Segment

Product or Service	Primary Brands	Customers/ Channels of Distribution	Primary End Users	Primary Sources of Revenue

Money transfers	MoneyGram Co-branded	Domestic and international agent base, consisting of:

• Supermarkets and mass merchants

• Financial institutions

• Convenience and drug stores

• Check cashing outlets

• Independent retailers, including currency
   exchange locations

• International post offices

		• Internet	Primarily unbanked and underbanked consumers Convenience users who need to send money to a distant location	Transaction fees Foreign exchange revenue

Money orders	Travelers Express Travelers Express MoneyGram Private label Co-branded	Domestic agent base, consisting of: • Supermarkets and mass merchants • Convenience and drug stores • Check cashing outlets • Independent retailers	Primarily unbanked and underbanked consumers Convenience users who obtain a money order based on payor request	Transaction fees Investment revenue Dispenser fees

Bill payment	ExpressPayment BuyPay FlashPay	Domestic agent base consisting of: • Supermarkets and mass merchants • Convenience and drug stores • Check cashing outlets • Independent retailers • Internet	Convenience users who satisfy an urgent bill Consumers of BuyPay and FlashPay are often the unbanked and underbanked consumers and use this service as a routine payment vehicle	Transaction fees

      Money transfers are electronic transfers of funds between consumers from one location to another. Money transfers are used by consumers who want to transfer funds quickly, safely and efficiently to another individual within the United States or internationally. Money orders, much like checks, can be presented by the consumer to make a payment or for cash. Our bill payment services allow consumers to make urgent payments or pay routine bills.

      Our money transfer revenues are derived primarily from consumer transaction fees and revenues from currency exchange in connection with international money transfers. In most cases, we receive transaction fees from our agents for each money order sold. In many cases, we also receive monthly dispenser service fees from our agents for the money order dispenser equipment we provide. In addition, we generate income from the investment of funds that are remitted from our agents and which we invest until the money orders are cleared through the banking system.

Industry Overview

      We describe below the industry dynamics affecting each of the products and services that we offer in our global funds transfer segment.

Money Transfers

      The core customers of the money transfer industry are frequently unbanked or underbanked consumers. Money transfer services, and, in particular, international money transfer services, are most frequently used by migrant workers and recent immigrants. These migrant workers and immigrants typically move from developing countries to more prosperous host countries and routinely remit a portion of their earnings to family in their country of origin. The typical consumer of these services in host countries sends an average of $300 at a time. For example, a December, 2001 study commissioned by the Inter-American Development Bank estimates that Latino immigrants, most of who earn less than $30,000 per year, send approximately $200 per remittance to their families and home communities an average of seven times per year. Sending and receiving this money is often an emotional experience as it connects the consumer with the families they left behind. The recipients use the vast majority of this money to support their daily living needs.

      It is estimated that there were over 175 million migrant workers or immigrants worldwide in 2002, more than double the number in 1970. According to a recent U.N. report, approximately 35 million foreign-born people live in the United States.

      The market for money transfers can broadly be broken into two components: formal and informal. Formal remittances are made through a licensed money transfer company or a bank. Informal remittances are typically transacted through an unlicensed provider or by an individual who carries the money to the recipient. We estimate that approximately $140 billion were transferred in 2001. Using an average of $300 per transaction worldwide, this would equate to approximately 467 million transfers. It has been estimated that person-to-person transfers of cash will grow an average of 7 percent annually until 2010.

      We believe that consumers choose a money transfer service based on a combination of factors, including:

•	convenience of the location from which the money transfer may be sent;

•	convenience of the location at which the money transfer may be received;

•	consumer’s level of confidence in the service provider;

•	price of the service;

•	speed at which the money transfer is completed; and

•	level of customer service provided.

Money Orders

      Money orders are most frequently used by unbanked and underbanked consumers in the United States who purchase money orders through non-bank retail outlets, such as grocery stores, convenience stores and check cashing outlets, which are more prevalent in middle- and low-income neighborhoods than branches of financial institutions. These consumers use money orders as a substitute for personal checks drawn on traditional checking accounts. In addition, convenience users, such as middle income consumers, use money orders as a payment mechanism for major monthly payments, such as a mortgage or car payment, for internet purchases, and when the payee, such as a landlord, requires a third-party payment instrument instead of a personal check. In determining what money order to purchase, consumers primarily focus on the convenience of the location at which the money order is available and the cost of the money order.

      It is estimated that approximately 20 percent of all U.S. households do not have a traditional checking account. In some segments of the population, it is estimated that the size of the unbanked and underbanked population is even higher. For example, it is estimated that 50 percent of Hispanic adults in the United States do not have checking accounts.

      It has been estimated that in 2002, approximately 851 million money orders with a total face value of $81 billion were sold. A recent industry report indicated that the number of money orders declined in 2002, and we believe that the money order industry will decline as consumers migrate to electronic payment mechanisms.

Bill Payment Services

      Urgent Bill Payment Services. Urgent bill payment consumers, while underserved by traditional financial institutions, differ from the core money transfer and money order consumers as they frequently have banking relationships. For example, the consumer may make an urgent bill payment for delinquent credit card or mortgage debt. Many of these consumers are extremely late in the collection cycle and are directed by the biller or collector to make a payment through an urgent service provider. If the bill is not paid in this fashion, the next step is generally aggressive collection action by the biller. There are also some consumers that use this service as a “just-in-time” payment mechanism to manage their monthly budget.

      Routine Bill Payment Services. The routine bill payment consumer uses these payment services as a substitute for a money order or personal check. The routine bill payment consumer is typically within the current billing period or slightly past due. Convenience and cost are important to the consumer; however, if the payment is past due, the biller will likely direct the consumer’s payment decision. These consumers may be unbanked, underbanked or have a banking relationship. If the payment is made with cash at a physical location, the individual will likely be unbanked or underbanked. If the payment is made by telephone or internet, it will require access to a bank account. Routine bill payments can be distinguished from urgent bill payments since good funds or notification of good funds are not immediately available to the biller. Our current routine bill payment service concentrates on acceptance of cash at a physical location.

Products and Services

Money Transfer Services

      In June 1998, we acquired MoneyGram Payment Systems, Inc., thereby adding MoneyGram branded international money transfer services to our group of global funds transfer segment services. We currently provide MoneyGram and co-branded money transfer services through over 60,000 agent locations in approximately 160 countries worldwide. By establishing agent locations in both the “send” and “receive” countries, we are able to provide this much-needed service to a loyal and growing group of consumers.

      In a typical money transfer, a consumer goes to an agent location, completes a form and pays the agent the money to be transferred, together with a fee. The agent then enters the transaction data into a point-of-sale money transfer platform, which connects to our central data processing system. The transferred funds are then made available for payment throughout our agent network. The fee paid by the sender is based on the amount to be transferred and the location at which the funds are to be received. Both the “send” and “receive” agents receive a commission from the transaction.

Money Orders

      Our global funds transfer segment has its roots in the sale of money orders, a business we have been engaged in since 1940. Based on number of money orders issued in 2002, we have grown to become the nation’s leading issuer of money orders. In the first nine months of 2003, we issued approximately 223 million money orders through our network of more than 60,000 agent locations in the United States and Puerto Rico.

      Our money orders are sold under the Travelers Express and Travelers Express MoneyGram brands, on a private label basis with certain of our retail agents and co-branded with certain of our retail agents.

Bill Payment Services

      Our ExpressPayment urgent bill payment service is offered through our money transfer agent locations in the United States. Our ExpressPayment urgent bill payment service, which is provided under contract with billers, enables delinquent debtors and just-in-time payers to pay bills at an agent location with same-day credit to a growing group of creditors. Our contracted billers include credit card companies, mortgage companies, auto finance companies, sub-prime lenders, cellular and long distance telephone companies and third-party bill collectors. Our ExpressPayment service has grown as we have added new billers to our network. We work closely with our agents to identify billers in their service areas to target for this service.

      Our FlashPay and BuyPay routine bill payment services are available at selected money order agent locations. These services allow unbanked and underbanked consumers to pay routine bills with cash at a convenient location. We remit the payments by means of wire transfer or check and the consumer’s account is typically credited within one week. These routine bill payment services also afford utilities a method of complying with regulatory requirements that they provide their customers with a given number of locations at which customers may pay their bills.

New Product Development

      In 2002, we established a new product and service development group. This group is focused on providing consumers with the new payment products and services that they desire. Through field work and focus groups, we have developed criteria to guide us in developing new products and services. In considering a new product or service, we consider whether the product or service:

•	focuses on providing value to the consumer;

•	leverages our existing processing abilities; and

•	leverages the existing low-cost electronic processing networks, such as the automated clearing house and prepaid debit networks.

      Our new product development is focused in several key areas, including:

•	money transfer enhancements, such as allowing money transfers to be sent over the internet, from ATMs and delivered to stored value cards and through direct deposit;

•	urgent bill payment enhancements, including allowing payments to be sent over the internet, providing billers with notification over the internet and providing negotiable instruments that can be used for mortgage payments; and

•	offering entirely new products that leverage our core competencies and meet our financial criteria, such as prepaid debit cards and bill payment over the telephone.

Our Global Agent Network

      We sell money orders and provide money transfer services through a global distribution network of independent retail agent locations that contract with us to carry our products and services. Our agents are typically required to remit the proceeds from their sale of our money transfers and money orders to us within one to three days, although some longer remittance schedules are granted to agents under certain controlled circumstances. We generally have the right to terminate our agent agreements if we determine that the financial condition of the agent has declined. Our retail agent agreements generally have initial three- to five-year terms, and most have automatic rolling one-year renewal periods thereafter.

      Our retail agents in the United States include a well diversified group of mass merchants, supermarket chains, check cashing agencies, independent retailers, convenience stores and drug stores. We have also recently begun offering our money transfer service over the internet through YAHOO! and our own website, www.moneygram.com.

      Some of our retail agents in the United States provide all of our retail services, while others provide only selected services. Our agents in countries outside the United States provide our money transfer services only. We believe agents benefit from selling our products and services by attracting repeat customers who also purchase other products or services. In addition, our agents derive revenues from consumer fees and generate cash flow from money order sales, pending the remittance of funds to us. In some cases, we provide bonuses or other economic incentives to our agents, and commit to provide advertising and technology support to them. We also provide proprietary point-of-sale platforms to agents.

Technology and Service

      We have developed, and are continuing to develop and introduce, proprietary technology for delivery of our products and services to agent locations, which provide our agents with greater efficiency at the point-of-sale, and provide us with sophisticated tools to better manage our business.

      We have also developed proprietary technology in our point-of-sale money order dispensing systems. Our money order dispensing system has several patented features, including printer security, host data transmission from our host computer systems to the dispenser, software downloading capabilities, and host control tools, including remote system management that allows us to disable transaction processing in order to reduce fraud or agent losses. Some of our newest technology is being developed for use in self-service environments, such as ATMs and kiosks.

      Our in-store integration software provides for full point-of-sale software integration at an agent’s location, which allows the agent to provide our products and services through its standard point-of-sale software platforms, including cash registers. The in-store integration software provides for the issuance of money orders, vendor payments, payroll checks and FormFree money transfers. Our in-store integration software reduces transaction time and the need for agent training, as well as streamlining the reconciliation process as a result of direct data input into the agent’s sales and accounting systems.

      We have developed a number of point-of-sale technologies for the delivery of money order and money transfer transactions, which we classify based on the level of service that the agent is required to provide. These technologies include:

•	fully-assisted point-of-sale platforms in which the agent performs the transaction data entry, such as our DeltaWorks and MoneyWorks platforms and Delta terminals;

•	partially-assisted point-of-sale platforms in which the agent provides limited data entry services, such as our FormFree platform; and

•	self-service platforms, in which the consumer provides all necessary information directly, such as ATMs, kiosks and the internet.

Fully-Assisted Platforms

•	DeltaWorks. DeltaWorks is our advanced point-of-sale Windows-based personal computer platform that provides agents with a single system that combines money order, money transfer and urgent bill payment capabilities, reducing the capital and space required at agent locations and that can be fully networked. We believe DeltaWorks is valued by our large retail agents and is scalable to smaller agents that also appreciate its unique features. Use of the DeltaWorks platform reduces transaction time for agents and consumers by allowing agents to retrieve and display the consumer’s personal information and last five transactions. DeltaWorks also includes software training tools and transaction assistance. The training tools lead the agent’s employees through each possible transaction, including administrative and maintenance functions, thus reducing training costs and improving customer service.

•	AgentConnect. Our proprietary AgentConnect money transfer integration interface enables us to provide large money transfer agents with their own integrated point-of-sale systems for money transfers. Our AgentConnect integration interface reduces transaction time and the need for agent training and streamlines the agent’s reconciliation process.

•	MoneyWorks. Our MoneyWorks DOS-based PC platform allows money transfer agents to have real-time communication with our mainframe computer system for processing money transfers and urgent bill payment services.

•	Delta Terminals. Our Delta terminals provide point-of-sale solutions for money orders, bill payment and FormFree services. These terminals provide dial-up connections with our mainframe computers and a built-in printer for receipts, saving the cost of an additional printer. Our recently introduced Delta T3 terminals allow for processing of money orders and FormFree money transfers and provide for internet protocol communication with our mainframe computers.

Partially-Assisted Platforms

•	FormFree. FormFree is our point-of-sale money transfer and money order system with multi-lingual customer assistance. Through our FormFree technology, a consumer can connect to one of our customer service representatives by telephone at the agent location. The customer service representative then enters the data to complete a transaction directly into the MoneyGram host computer, thus saving time for both the agent and the consumer. The FormFree system is useful for locations that do not offer customer service functions. Customers, in turn, have the advantage of being able to connect to operators who speak a wide variety of languages.

Self-Service Platforms

•	Self-Service Kiosk Delivery Systems. We are developing and testing automated self-service systems for the delivery of money transfers and money orders, as well as an ATM-based money transfer system. We continue to evaluate the operations and acceptance of these systems to determine if they will be economically viable.

      We operate two customer service call centers in the United States and have contracted for additional call center services in the United Kingdom. We provide multi-lingual customer service for both agents and consumers 24 hours per day, 365 days per year, and have implemented interactive voice response technology that reduces consumer hold time and transaction costs.

      Our money order and money transfer systems include the feature of item-by-item reconciliation. This feature allows us to reconcile agent money order issuances and money transfers with remittances and clearings. This technology streamlines the collection process, and reduces exposure to fraud losses and the time spent on items that cannot be reconciled. For example, after matching processed items to the amounts of the reported sale, the system produces reports of any exception items that do not match. This enables us to identify fraudulent transactions, including money orders that are forged or raised in amount. We are able to research and resolve discrepancies and issue stop payment orders on fraudulent items quickly. Item-by-item reconciliation also allows our agents to match our transactions to their internal control and accounting systems easily, which allows for better integration of our products.

      Our money order and money transfer back office technology is highly automated and scalable, which provides increased efficiency and ability to grow as our transaction volume increases. Moreover, we have developed proprietary executive information systems for performing agent forecasting and tracking agent profitability. We are able to determine our profitability on an agent-by-agent basis and price our services in accordance with our profit margin guidelines. These systems also allow for daily tracking of transaction forecasts and product profitability.

      We continually work to enhance our services, and have introduced corridor pricing capabilities that enable us to establish different consumer prices for our money transfer services by defined transaction corridors, such as narrowly defined zip code regions or widespread direct marketing areas. We are currently adding additional capabilities, including implementing multi-currency technology that allows us to execute our money transfers between and among an increased number of different currencies. Where implemented, these capabilities allow our agents to settle with us in local currency and allow consumers to know the exact amount that will be received in the local currency of the receiving nation, or in U.S. dollars in certain countries.

Sales and Marketing

      We market our products and services through a number of dedicated sales and marketing teams. In the United States, three dedicated sales and marketing teams market money transfer services, money orders and bill payment services to each of our three principal distribution channels: large national agent accounts; smaller, independent accounts; and check cashing outlets. We also have a dedicated sales and marketing team that markets our urgent bill payment services directly to billers. Our international sales and marketing for money transfer services is conducted by dedicated regional sales and marketing teams that are generally located in their regions: Northern Europe; Southern Europe; Eastern Europe; Asia; the Middle East; Africa; and Mexico, Latin America and the Caribbean.

      Our money orders, frequently branded with our retail agent’s name, are primarily marketed to consumers through information provided at the point-of-sale at our agent locations and with the retail newspaper circulars.

      Our money transfer services are marketed to consumers through a variety of direct marketing, radio advertising and print and out of home advertising, including signage at our agent locations worldwide. Our advertising is provided in multiple languages, depending upon the targeted audience, and is intended to reinforce the value proposition provided by our products and services and enhance consumer awareness of our brands. Our localized marketing programs are based on a profile of the targeted consumers and the characteristics of the key ethnic communities in which they live and work. Direct mail to targeted consumers and retail merchandizing within our agent locations are also used to reach diverse consumer segments. Marketing support also includes specialized public relations initiatives, sponsorship at key ethnic events, and strong community presence and affiliation. We also offer a loyalty card called “MoneySaver”, which provides repeat consumers with certain discounts and expedites transaction processing when used in connection with DeltaWorks.

      The sales and marketing teams are segmented to focus on the distinct needs and strategies for each of the channels of agent distribution, namely, chain or national retail accounts, check-cashing businesses, financial institutions and credit unions and independent agent locations. This segmented marketing approach allows us to focus our marketing efforts by store, to better reach the heaviest users of our products and services. In many cases, agents engage in cooperative advertising with us, creating marketing programs that, when approved by us, are jointly developed and funded.

Credit Risk Management

      Our global funds transfer segment agents receive the proceeds from the sale of our money transfers, money orders and bill payment services, and we must collect those funds from the agents. Our agents typically have from one to three days to remit the proceeds to us. Some longer remittance schedules are granted to certain agents under controlled circumstances.

      Our global client services group assesses the creditworthiness of each potential agent before accepting it into our distribution network. We monitor the credit risk of all active agents on an ongoing basis. In addition, we frequently take additional steps to minimize the agent credit risk, such as requiring owner guarantees, corporate guarantees and other forms of security, where appropriate.

      We are committed to maintaining credit risk management discipline. This discipline, coupled with the wide dispersion of risk among the large number of agents we serve, the dollar amounts of our risk exposure with each agent, the different industries our agents are in, and their geographic dispersion, has led to relatively low credit losses for the business. For 2001 and 2002, including our loss with respect to Dairy Mart as described below, the historical agent net default rate was less than 1 percent of the average aggregate credit exposure.

      We employ approximately 100 credit professionals who manage agent risk and settlement, and utilize a wide variety of risk management tools including:

•	Use of guarantors and periodic agent and guarantor credit reviews. We use internally developed risk assessment tools that are tailored to the specific industries of our agents, and where appropriate, we require guarantees from individual business owners. We conduct periodic comprehensive financial reviews and cash flow analysis of our agents that average high volumes of money order sales and, therefore, are required to remit significant funds to us on a regular basis. We also review all guarantors on a frequent basis and evaluate their credit quality with our customized scoring model.

•	Software controls. The software embedded on each point-of-sale terminal can be used to control both the number of individual money orders sold as well as the aggregate dollar amount of money orders sold at individual locations. Sales activity can be transmitted each evening. This is intended to help ensure that all sales made by the agent are reported and subsequently collected according to the terms of our contracts.

•	Monitoring for daily remittance and legal compliance. We monitor our agents’ sales and remittances daily to flag suspicious volumes or transactions. Our software assists us in uncovering irregularities, such as money laundering schemes or agent self-use by identifying unusual amounts or an unusual transaction volume.

      In addition to monitoring tools, we also have the ability to limit our exposure to a particular agent should we detect credit or payment issues. Specifically, we have the ability to remotely prevent agents from issuing our money orders or performing money transfer services by disabling the agent’s money order dispenser or transaction device via our remote control capabilities. This tool may be used if we detect unusual transaction activity or if we do not receive payment according to the contractual remittance schedule. In addition, our full line of point-of-sale delivery systems incorporates technology that requires each location to be reauthorized on a daily basis for continued transaction processing. This capability allows us to discontinue the issuance of money orders if our dispenser system in any agent location is not able to communicate with our host computer or if we choose to disable transaction processing remotely. This feature enables us to take action quickly to minimize potential theft or insolvency losses.

      In the third quarter of 2001, one of our larger chain retailers, Dairy Mart, filed for protection under Chapter 11 of the U.S. Bankruptcy Code at a time when it owed us approximately $7.4 million. We recorded a $5.7 million charge against earnings, have recovered $1.5 million and anticipate recovering the remaining $200,000 that was not taken as a charge against earnings upon completion of the Chapter 11 case. This loss represents the largest single credit loss that we have suffered in the last 10 years.

Payment Systems Segment

      Our payment services segment provides financial institutions with payment processing services, primarily of official check outsourcing services and money orders for sale to their customers. The following table provides an overview of the primary products and services, brands, customers and distribution channels, end users and sources of revenues in our payment systems segment.

Payment Systems Segment

Product or Service	Primary Brands	Customers/ Channels of Distribution	Primary End Users	Primary Sources of Revenue

PrimeLink and PrimeLinkplus official check services	Travelers Express Private label Co-branded	Financial institutions: • Banks • Thrifts • Credit unions • Non-bank financial institutions	Banked consumers Financial institutions	Investment revenue Transaction fees

Money orders	Travelers Express Travelers Express MoneyGram Private label Co-branded	Financial institutions: • Banks • Thrifts • Credit unions	Convenience users, generally banked consumers who obtain a money order on payor request	Transaction fees Investment revenue

Casino cash access	GameCash	Casinos	Casino patrons	Transaction fees

Controlled disbursement services	FSMC, Inc.	State governments Businesses offering rebates	State governments Businesses offering rebates	Transaction fees

      Our official check outsourcing services, PrimeLink, allow our financial institution customers to outsource a function that they view as “non-core” in a cost-efficient manner while generating additional fee-based revenue. Our PrimeLink services also provide our financial institution customers enhanced fraud protection, superior account reconciliation and customer service capabilities. We provide these outsourcing services at a low cost to financial institutions and pay an agreed upon commission rate on the balance of funds underlying the official checks pending clearing of the items.

      We provide Travelers Express- and Travelers Express MoneyGram-branded, private label and co-branded money orders to our financial institution customers for sale to their customers. Our cash access service for casino patrons provides both Native American and traditional casinos and gaming establishments throughout the United States with a package of services to casino patrons for their cash needs through credit and debit card advances, check cashing and ATM service. In addition, we provide processing services for controlled disbursements, such as certain government payments and rebate checks.

      We primarily derive revenues from our financial institution customers from the investment of funds underlying the official check or financial institution money order. We invest funds representing customer items from the time the proceeds are remitted until they are cleared. We also derive revenue from fees paid by our customers.

Industry Overview

      We expect growth in the payment services industry to be driven by increased outsourcing of non-core functions by financial institutions. The financial institution industry is rapidly changing and has experienced high levels of consolidation over the last few years. The industry faces increasing complexity in the technological capabilities required for the rapid and efficient creation, processing, handling, storage and retrieval of information. These capabilities require large development and capital expenditures and processing expertise. In addition, the financial institution industry is experiencing increased competition as non-bank financial institutions, such as mortgage companies, insurance companies and mutual fund companies, begin to provide more products and services typically associated with banks, such as investment and disbursement products. This combination of factors affects the financial institution industry generally by placing increased competitive pressures on all financial institutions, including those that have not been involved in consolidation. We believe that this increased competitive pressure has caused financial institutions to refocus on their core competencies.

Outsourcing non-core functions is one method financial institutions, regardless of their size, employ to secure enhanced services such as fraud detection and to increase operational efficiency and profitability.

      Financial institutions have historically offered their customers a broad array of products and services in order to meet customer demand, even if particular products and services are not highly profitable for the financial institution itself. Financial institutions generally consider these less profitable products and services to be “non-core” to their operations. Official checks are an example of a non-core product that financial institutions are compelled to offer their customers.

      We believe that decreasing the costs of non-core products and services is one of the primary methods by which financial institutions seek to increase operational efficiency and competitiveness. The traditional methods of processing official checks place high demands on the capital and technology resources of financial institutions. Outsourcing, we believe, increases operational efficiency by permitting financial institutions to avoid incurring these costs and instead to take advantage of the technology and customer service capabilities of the service provider. In addition, outsourced money orders allow financial institutions to offer this service to their customers without incurring the associated operating costs.

Products and Services

Official Check Outsourcing Services

      Financial institutions provide official checks, which include bank checks, cashier checks, teller checks and agent checks, to consumers for use in transactions when the payee requires a check drawn on a bank or other third party. Official checks are commonly used in consumer loan closings, such as closings of home and car loans, and other critical situations where the payee requires assurance of payment and funds availability. Financial institutions also use official checks to pay their own obligations.

      Some financial institutions view the provision of official checks as an ancillary product and not core to their operations. Our payment systems segment provides financial institutions a way to outsource a non-core business line — providing official checks to consumers — to improve customer service, reduce costs, minimize capital expenditures, improve efficiency, increase return on assets and secure enhanced services such as fraud detection and deterrence.

      We clear the official check items pursuant to contracts with clearing banks as a service to our official check customers. Our financial institution clients are generally required to remit on a daily basis the funds from their sale of the items to us in order to fund the daily clearings. We maintain investments having a value in excess of our outstanding payment instruments, which assures that sufficient funds are available to pay all items. In some cases, we segregate the portion of our portfolio attributable to the payment instruments of a client as a means of providing those clients with further assurance that funds will be available to clear the payment instruments sold by them.

Money Orders

      The payment systems segment also offers money orders through financial institutions in a manner very similar to money orders offered through our retail agents. In 2002, approximately 20 million, or 6 percent, of our money orders were sold through financial institutions.

Cash Access Services for Casino Patrons

      In 1997, we purchased Game Financial Corporation, which provides the gaming industry with a turnkey package of credit and debit card cash advance, check cashing and ATM services for use by gaming patrons. Our customers in the gaming industry are those casinos that contract for our services, and casino patrons who access funds with their credit and debit cards through our ATMs or present checks for cash. In most cases, we provide our casino clients with a full-service customer access booth on the casino floor, staffed with our customer service representatives, who use our proprietary PC-based systems for cash disbursement. Our customer service staff in Minneapolis, Minnesota is also available 24 hours per day, 365 days per year, to assist the on-site representatives and casino patrons. Our revenues in this area are primarily derived from fees.

Controlled Disbursement Processing

      Through our subsidiary, FSMC, Inc., we are the nation’s largest processor of WIC checks. WIC checks are issued under the Special Supplemental Nutrition Program to Women, Infants and Children administered by the U.S. Department of Agriculture through the various states. FSMC also processes other controlled disbursements, such as rebate checks. Our revenues from this area are primarily derived from fees.

Customers

      Our customers are primarily comprised of retail and commercial financial institutions, thrifts and credit unions that typically sign multi-year contracts. We provide official check and financial institution money order services to 15,000 branch locations of over 1,800 financial institutions. Customers include a broad array of financial institutions including, large banks, as well as regional banks and small, community banks. Our largest financial institution customers generated approximately 4.8 percent and 5.5 percent of our total revenues and approximately 10.7 percent and 11.7 percent of the revenues in our payment systems segment in the first nine months of 2003 and calendar year 2002, respectively.

Technology and Customer Service

      We are continually innovating and developing new products and services to differentiate ourselves from competitors. We believe some of the key areas of service differentiation include:

•	PrimeLinkplus. In 2002, we introduced PrimeLinkplus, an internet-based check issuance platform that allows financial institutions and other businesses with multiple locations to securely print official checks at remote locations on a client-controlled basis, thereby eliminating the need to overnight the checks from the main office or wire transfer the funds. We believe that this service is unique in the industry and will provide substantial value for our financial institution customers. PrimeLinkplus will also permit non-bank businesses, such as mortgage companies, insurance companies and brokerages, to securely print official checks issued by us or a financial institution at remote locations on a customer-controlled basis.

•	Fraud detection and deterrent. Our automated matching system assists our customers in identifying potential counterfeit and altered items or employee fraud. In addition, our item-by-item reconciliation system provides additional antifraud protection.

•	Check imaging. We provide imaging of all official check items and access to these images via the internet, permitting our financial institution clients to improve service standards to their customers when researching critical high-dollar lost or stolen checks.

•	Internet-based customer service. Our customers can access their records via a variety of channels, including the internet, to download imaged items, receive customized reports and handle service requests. This access enables our customers to quickly and efficiently respond to consumer requests.

•	Reporting flexibility. Our reporting flexibility permits us to customize reports to clients’ needs. For example, we can structure the reporting to track the banks’ own operational centers or branches, facilitating financial institutions’ own cost center tracking. Similarly, we can provide commission reimbursement to the cost center level.

Sales and Marketing

      We market our PrimeLink official check services through a dedicated team of official check sales and marketing professionals. This dedicated sales team is knowledgeable about the banking industry, particularly cash management and bank operations. In addition, we have dedicated teams of sales and marketing professionals for our PrimeLinkplus product and for our sales of money order services through banks. Each of these teams is knowledgeable about the products they sell. All marketing efforts are localized and customized to specific segments of the market. Relationship marketing is the substance of our approach to the market. We have an intertwined network of relationships with technology providers, banks that provide marketing endorsements, banking associations, consultants and others, including alliances with Wells Fargo and the Credit Union National Association.

Investment Activities

      Both the global funds transfer segment and the payment systems segment generate substantial cash balances as payment instruments are issued and proceeds are remitted to us. These funds are available for investment until the items to which they relate are presented for payment. We invest these funds in marketable fixed-income securities of various maturities as well as maintain a portion in cash equivalent securities. This portfolio of investments totaled approximately $7.8 billion as of September 30, 2003. We restrict our invested funds, to the extent that they represent the proceeds from the sale of our payment instruments, to satisfy our payment obligations, and these funds are thus unavailable to satisfy any other cash flow needs, including working capital.

      Our investment portfolio is invested in high-grade fixed income securities, and is mainly comprised of mortgage-backed and other asset-backed securities as well as municipal, corporate, U.S. government, and U.S. agency bonds. We manage our portfolio to a high credit standard. We consistently maintain the weighted average credit rating of our portfolio at AA by Standard & Poor’s or its equivalent rating.

      We also maintain a portion of our investment portfolio in highly liquid cash equivalent securities to cover any fluctuations in daily item clearings, if necessary. In addition, we have credit facilities, including repurchase agreements, in place to provide backstop funding. As of September 30, 2003, approximately $1.2 billion of the $7.8 billion investment portfolio consisted of cash and cash equivalent securities.

      We invest a portion of our investment portfolio in tax-exempt securities that have lower pre-tax yields but produce higher income on an after-tax basis than comparable taxable investments. As a result, our investment revenue and tax expense on a GAAP basis are lower than on a fully taxable equivalent basis. We have filed, and, until completion of the spin-off, will file our federal income tax return as part of the Viad consolidated group, which enables us to benefit from investing in tax-exempt obligations at a level greater than we may be able to following our separation from Viad. In addition, to the extent we are subject to alternative minimum tax, the benefit of investing in tax-exempt obligations is reduced. We reduced our investment in tax-exempt obligations in 2002. As of September 30, 2003, 18 percent of our portfolio was invested in tax-exempt obligations compared to 19 percent at December 31, 2002.

      Our investment activities are subject to the regulatory requirements of the various states in which we operate. Based on these regulations, we are required to maintain a one-to-one relationship between our payment service obligations and the market value of the permissible securities that we hold, which securities must have at least a rating of A-3 from Moody’s or A- from Standard & Poor’s to be considered as permissible securities. We submit detailed investment reports to the state regulatory authorities on a quarterly or more frequent basis, as required.

      We manage our investment portfolio under strict asset/liability management policies. Portfolio oversight is provided by our internal investment committee.

      Most of our Payment Services segment clients are paid a commission based on the balance of funds that is produced from their sale of official checks. These commissions are typically calculated based on a floating index, while we typically invest in fixed-rate securities. We enter into interest rate derivatives to hedge our floating rate exposure. We use derivatives for hedging purposes only and do not enter into derivatives for the purpose of speculating on market conditions or events.

      Our investment department is staffed by professionals who are experts in the areas of fixed income portfolio management as well as asset/ liability management. Our chief investment officer is a member of our executive team and is involved in the strategic initiatives of MoneyGram. Our investment team uses a number of sophisticated market and analytic systems. Our in-house expertise enables our investment department to be involved in product and systems development, which allows us to offer creative and flexible solutions for our customers, such as the segregated investment solutions developed for our large bank customers.

      Our treasury department manages our foreign exchange exposure. Some of our international money transfer transactions are denominated in currencies other than U.S. dollars. This is expected to increase as we continue to add more currencies to our multi-currency system. We hedge our foreign exchange position through the use of spot foreign exchange trades or forward contracts. We only use derivatives for hedging purposes and do not enter into derivatives for the purpose of speculating on market conditions or events.

Information Technology

      The use of information technology is essential to the critical operations of our business. We maintain infrastructure support as well as data and server centers in multiple facilities.

      We operate two operational and processing facilities in Minneapolis, Minnesota and one in Denver, Colorado. These facilities are strategically located to mitigate potential interruptions and each facility operates out of separate utility substations. We also contract voice and data communications with multiple vendors for primary and standby communication circuits. Our facilities incorporate a combination of battery systems and fuel powered generators to keep our critical systems operating in the event of loss of power.

      We maintain business continuation plans for each department of our company, as well as an overall corporate continuation plan. Each critical department is required to document and test its plans on a periodic basis. We have contracted with third-party vendors to provide the necessary computer, communication and processing capabilities in the event of a disaster. Each vendor is required to have multiple recovery sites that are spread geographically across the United States.

Competition

      The various industries in which we operate are very competitive and we face a variety of competitors across our businesses. New competitors or alliances among established companies may emerge. We compete for agents and financial institution customers on the basis of value, service and quality, technical and operational differences and price and financial incentives paid to agents once they have entered into an agreement. In turn, we compete for consumers on the basis of number and location of agent locations, price, convenience and technology.

      The global funds transfer segment of our business competes in a concentrated industry, with a small number of large competitors and a large number of small, niche competitors. Our large competitors are other providers of money orders and money transfer services, including Western Union, a subsidiary of First Data, other subsidiaries of First Data and the U.S. Postal Service with respect to money orders. We also compete with banks and niche, person-to-person money transfer service providers that serve select send and receive corridors.

      The payment systems segment of our business competes in a concentrated industry with a small number of large competitors. Our competitors in this segment are Integrated Payment Systems, a subsidiary of First Data, and Federal Home Loan Banks. We also compete with financial institutions that have developed internal processing capabilities or services similar to ours and do not outsource these services.

      In the casino cash access business, our principal competitor is Global Cash Access, which is also a subsidiary of First Data, and a small number of regional providers. We also compete with banks with the placement of ATMs in casinos.

Regulation

      Compliance with legal requirements and government regulations is a day-to-day integral part of our operations and represents a normal cost of doing business. Financial transaction reporting and state banking department regulations affect the global funds transfer segment of our business, and state gaming department regulations and tribal requirements affect the casino cash access business. Labor and employment and other regulations affect virtually all of our operations.

      As a money order issuer and a money transmitter, we must comply with a number of domestic and international regulatory requirements, including:

•	state licensing and consumer protection laws;

•	federal and state anti-money laundering and the federal government’s Office of Foreign Assets Control (OFAC) regulations;

•	laws of various foreign countries regulating the ability to conduct a money transfer business and requiring compliance with anti-money laundering regulations;

•	state unclaimed property reporting; and

•	state, federal and international privacy laws.

      In the United States, 45 states, the District of Columbia and Puerto Rico require us to be licensed in order to conduct business within their jurisdiction. Requirements to be so licensed generally include minimum net worth, surety bonds, operational procedures and reserves or “permissible investments” that must be maintained in an amount equivalent to all outstanding payment obligations issued by us. Most states require us to file reports on a quarterly or more frequent basis, verifying our compliance with their requirements.

      Internationally, we are registered as required in Germany, the Netherlands, Switzerland and the United Kingdom. The regulatory requirements in Germany and the United Kingdom are focused mainly on money laundering prevention. In addition, many international jurisdictions impose restrictions on the type of entity that can serve as a money transfer agent. In some jurisdictions, we are restricted to doing business with banks or other licensed financial entities.

      Since January 2002, we and our agents are required to report suspicious activity. Our suspicious activity reporting threshold has been set at $5,000 for money orders and $2,000 for money transfers. In addition, under the Patriot Act, money service providers, including our agents, are required to establish anti-money laundering compliance programs that include:

•	internal policies and controls;

•	the designation of a compliance officer;

•	ongoing employee training; and

•	an independent review function.

We comply with all new requirements of the Patriot Act and have plans in place to comply with additional new requirements as they are implemented.

      We are also subject to the rules of OFAC, which state that no U.S. entity may conduct business with any country or individual identified on the published OFAC sanctions list. We have implemented software systems and applications that automatically block any attempted money transfer to OFAC sanctioned individuals.

      Our international anti-money laundering compliance program is based on U.S. laws because the U.S. tends to have some of the strictest requirements. However, we make modifications to our compliance program to satisfy regulators in those countries, such as Germany and the United Kingdom that have special requirements.

      We employ 14 full time personnel to work exclusively on anti-money laundering compliance and two lawyers and three legal assistants to maintain our licensing and reporting obligations. In addition, we regularly consult with external legal experts on developments in the areas of anti-money laundering and state licensing.

      Unclaimed property laws of every state, the District of Columbia and Puerto Rico require that we track the relevant information on each money order or money transfer and, if unclaimed at the end of the statutory abandonment period, that we remit the proceeds of the unclaimed property to the appropriate jurisdiction.

      In the ordinary course of our business, we collect certain types of consumer data and thus are subject to privacy laws. As a necessary part of conducting our international money transfer business, we collect personal data flowing from the European Union to other countries, and thus are subject to the European Personal Data

Protection Directive. According to the Directive, personal data includes names, addresses, telephone numbers, unique identification numbers and other information that could be used to identify an individual, such as physical descriptions or pictures. The Directive prohibits the transfer of personal data to non-European Union member nations that do not provide adequate protection for personal data.

      The U.S. government and the European Commission together developed a safe harbor framework to simplify compliance with the Directive. We have joined the safe harbor by filing with the U.S. Department of Commerce, publicly declaring our privacy policy for information collected outside of the United States by posting our privacy policy on our website, and requiring our agents in the European Union to notify customers of the privacy policy. The privacy policy restricts our use of the private information to completion of the requested transaction and compliance with law.

      We are also subject to the Gramm-Leach-Bliley Act of 1999 (GLB Act). The GLB Act requires that all financial institutions have in place policies regarding the collection and disclosure of information considered nonpublic personal information. We comply with the GLB Act by posting a privacy notice on our website, as well as posting a privacy notice on the forms completed by individuals in order to use services, for example, on our money transfer “send” form. We also have confidentiality/ information security agreements in place with our third-party vendors and service providers to the extent required by the GLB Act.

      Our casino cash access business is licensed by several states as a “gaming vendor.” In addition, some of the Indian tribes that operate the casinos in which we provide cash access services require us to be licensed as a gaming vendor. These regulations generally require us to provide information about officers and key employees, such as net worth, criminal background, employment and residential histories.

      If we were to fail to comply with any applicable laws and regulations, this failure could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties.

Intellectual Property Rights

      We rely on a combination of patent, trademark, copyright, trade secret law and confidentiality or license agreements to protect our proprietary rights in products, services, know-how and information. Intellectual property laws afford limited protection. Certain rights in processing equipment and software held by us and our subsidiaries provide us with a competitive advantage, even though not all of these rights are protected under intellectual property laws. It may be possible for a third party to copy our products and services or otherwise obtain and use our proprietary information without our permission.

      U.S. patents are currently granted for a term of 20 years from the date a patent application is filed. We own a number of U.S. and foreign patents that in the past have given us competitive advantages in the marketplace, including a number of patents for automated money order dispensing systems. We also have a number of patent applications pending in the United States. Our patents cover security, automated reporting and control and other features that are important in the issuance of money orders.

      U.S. trademark registrations are for a term of 10 years, renewable every 10 years as long as the trademarks are used in the regular course of trade. We register our trademarks in a number of other countries where we do business. We maintain a portfolio of trademarks representing substantial goodwill in our businesses. Many of our trademarks, including the MoneyGram®, Travelers Express, PrimeLink® and GameCash® marks and our globe with arrows logo, have substantial importance and value to our business.

Employees

      As of December 31, 2002, we had approximately 1,640 full-time employees employed in the United States and 80 full-time employees employed internationally. In addition, we use contractors who support certain of our international sales and marketing efforts.

      None of our employees is represented by a labor union and we consider our employee relations to be good.

Facilities

      Our corporate headquarters are located in Minneapolis, Minnesota, occupying approximately 153,000 square feet. Our global operations center is also located in Minneapolis, Minnesota in two buildings with a total square footage of approximately 119,000 square feet. Our primary call center is located in Denver, Colorado and occupies approximately 68,000 square feet in a newly constructed building designed to suit our needs. We have a number of other smaller locations consisting of an office and storefronts in the New York City metropolitan area, one office and one storefront in Florida, one office in the United Kingdom and small sales and marketing offices in Germany, Hong Kong, Jordan, Dubai, Russia, Italy, South Africa, Australia and the Netherlands. All of our properties are leased, and we believe that our properties are sufficient to meet our current and projected needs.

Legal Proceedings

      We are party to a variety of legal proceedings that arise in the normal course of our business. In these actions, plaintiffs may request punitive or other damages that may not be covered by insurance. We accrue for these items as they become known and can be reasonably estimated. While the results of litigation cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect on our results of operations or financial position.

MANAGEMENT OF MONEYGRAM

Directors and Executive Officers

      Currently, three individuals, Ellen M. Ingersoll, Suzanne Pearl and Scott E. Sayre, each of whom is an officer of Viad, serve as our directors. Prior to the completion of the spin-off, we expect these three individuals to resign from our board of directors. After the completion of the spin-off, we expect our board of directors to consist of twelve directors, ten of whom will be the current directors of Viad and one of whom, Philip W. Milne, will be our President and Chief Executive Officer. The remaining director has not yet been identified, but will not be an employee of MoneyGram. None of the existing directors of Viad is or will be an employee of New Viad except for Robert H. Bohannon, who is, and after the spin-off will remain as, the Chairman of the Board of Directors, President and Chief Executive Officer of New Viad.

      The following table sets forth information as to individuals who are expected to serve as our directors, executive officers or key employees after completion of the spin-off.

Name	Age	Position

Robert H. Bohannon	58	Chairman of the Board of Directors
Philip W. Milne	44	President, Chief Executive Officer and Director
Jess Hay	72	Director
Judith K. Hofer	63	Director
Donald E. Kiernan	63	Director
Robert C. Krueger	68	Director
Jack F. Reichert	73	Director
Linda Johnson Rice	45	Director
Douglas L. Rock	56	Director
Albert M. Teplin	57	Director
Timothy R. Wallace	49	Director
Jean C. Benson	36	Vice President, Controller
Theodore F. Ceglia	40	Vice President, Treasurer
Mary A. Dutra	51	Vice President, General Manager of Payment Systems
Teresa H. Johnson	51	Vice President, General Counsel and Secretary
David J. Parrin	48	Vice President and Chief Financial Officer
William J. Putney	40	Chief Investment Officer
Anthony P. Ryan	40	Vice President, General Manager of Global Funds Transfer
Cindy J. Stemper	45	Vice President, Human Resources and Facilities

      Robert H. Bohannon will be Chairman of our Board of Directors. He is currently the Chairman of the Board of Directors, President and Chief Executive Officer of Viad, positions he has held since 1997. From 1996 to 1997, Mr. Bohannon was President and Chief Operating Officer of Viad.

      Philip W. Milne will be our President, Chief Executive Officer and Director. Mr. Milne is currently the President and Chief Executive Officer of Travelers Express Company, Inc., positions he has held since 1996. Mr. Milne joined Travelers Express Company, Inc. in 1991 and served as General Manager of the official check business from 1991 until early 1992, as Vice President, General Manager of the Payment Systems segment from 1992 until early 1993, and as Vice President, General Manager of the Global Payment Products group from 1993 to 1996.

      Jess Hay will be a director. Mr. Hay is the Chairman of the Texas Foundation for Higher Education, a position that he has held since 1987. Mr. Hay was formerly the Chairman and Chief Executive Officer of Lomas Financial Group, from which he retired in 1994. Mr. Hay is also a director of SBC Communications Inc. and Trinity Industries, Inc. and will continue as a director of New Viad.

      Judith K. Hofer will be a director. Ms. Hofer is a consultant to the May Department Stores Company, a position that she has held since 2002. Ms. Hofer formerly served as the President and Chief Executive Officer of May Merchandising/MDSI, a May Department Stores company from 2000 to 2002, and as President and Chief Executive Officer of Filene’s, a division of the May Department Stores Company, from 1996 to 2000. Ms. Hofer will continue as a director of New Viad.

      Donald E. Kiernan will be a director. Mr. Kiernan is the retired Senior Executive Vice President and Chief Financial Officer of SBC Communications Inc., a leader in telephone, wireless and data communication services. Mr. Kiernan served as Chief Financial Officer of SBC Communications Inc. from 1993 until his retirement in 2001. Mr. Kiernan is also a director of Health Management Associates, Inc., Horace Mann Educators Corporation, LaBranche & Co Inc. and Seagate Technology LLC.

      Robert C. Krueger will be a director. Mr. Krueger is a public speaker and former U.S. Congressman, U.S. Ambassador, U.S. Senator and university professor. Mr. Krueger has acted as a consultant for businesses interested in international trade and U.S. government policy since 2000. Mr. Krueger was a Visiting Research Fellow at Merton College, Oxford University in 2000, and prior thereto was U.S. Ambassador to Botswana from 1994 to 1996 and Special Representative to the Secretary of State to Southern Africa from 1996 to 1999.

      Jack F. Reichert will be a director. Mr. Reichert is the retired Chairman of the board of directors of Brunswick Corporation, a leader in marine power, pleasure boating and recreation products and services, from which he retired in 1995. Mr. Reichert is also a director of the Bowling Museum & Hall of Fame and a trustee of Carroll College. Mr. Reichert will continue as a director of New Viad.

      Linda Johnson Rice will be a director. Ms. Rice is the President and Chief Executive Officer of, and a director of, Johnson Publishing Company, Inc., publisher of Ebony and Jet magazines, a position that she has held since 2002. From 1987 to 2002, Ms. Rice served as President and Chief Operating Officer of Johnson Publishing Company, Inc. Ms. Rice is also a director of Bausch & Lomb Inc., Kimberly-Clark Corporation and Omnicom Group Inc.

      Douglas L. Rock will be a director. Mr. Rock is the Chairman of the Board of Directors, a position that he has held since 1991, and Chief Executive Officer, a position that he has held since 1989, of, and a director of, Smith International, Inc., a worldwide supplier of products and services to the oil and gas and exploration and production industry.

      Albert M. Teplin will be a director. Mr. Teplin, an economist, has been a consultant for the Board of Governors of the Federal Reserve System, the U.S. Department of Commerce and the International Monetary Fund since November 2003 and to businesses and governments. Mr. Teplin served as Senior Economist for the Board of Governors of the Federal Reserve System from 2001 to October 2003 and was Chief, Flow of Funds Section of the Board of Governors of the Federal Reserve System from 1989 to 2001.

      Timothy R. Wallace will be a Director. Mr. Wallace is Chairman, President and Chief Executive Officer of, and director of, Trinity Industries, Inc., a diversified manufacturer of railcars, barges, highway safety products and various other industrial equipment, a position that he has held since 1999. Mr. Wallace was Chief Operating Officer of Trinity Industries, Inc. from 1996 to 1998.

      Jean C. Benson will be our Vice President, Controller. Ms. Benson is currently the Vice President, Controller of Travelers Express Company, Inc., a position she has held since joining the company in August 2001. From 1994 to 2001, Ms. Benson was at Metris Companies, Inc., a financial products and services company, serving most recently as Corporate Controller and Executive Vice President of Finance. Ms. Benson started her career as an auditor with the accounting firm of Deloitte & Touche LLP from 1990 to 1994.

      Theodore F. Ceglia will be our Vice President, Treasurer. Mr. Ceglia has served as Vice President, Treasurer since joining Travelers Express Company, Inc. in February 2003. Mr. Ceglia was the Chief Financial Officer of ArrowHead Capital Management Corp., an asset management firm, since July 2002. From January 2002 to February 2003, he also owned and operated Capital Management Solutions LLC, a corporate finance consulting firm. From 1998 to 2001, Mr. Ceglia was Managing Director and Treasurer at RBC Dain Rauscher Corporation, from 1997 to 1998 he was Director and Assistant Treasurer at the financial services company GMAC-Residential

Funding Corporation, and from 1995 to 1997 he was Vice President of the Structured Finance Group at the banking firm Société Générale.

      Mary A. Dutra will be our Vice President, General Manager of Payment Systems. Ms. Dutra joined Travelers Express Company, Inc. in 1988 as Manager of Payment Services and has served in positions of increasing responsibility, advancing most recently to the position of General Manager and Vice President, Payment Systems and Global Operations.

      Teresa H. Johnson will be our Vice President, General Counsel and Secretary. Ms. Johnson has served as Vice President and Chief Legal Counsel of Travelers Express Company, Inc. since 1997. From 1993 to 1997, she was employed at SUPERVALU INC., a food retailer and distributor, serving most recently as Associate General Counsel and Corporate Secretary.

      David J. Parrin will be our Vice President, Chief Financial Officer. Mr. Parrin has served as Vice President and Chief Financial Officer since joining Travelers Express Company, Inc. in June 2002. From 1998 to 2002, he was with the investment firm Dain Rauscher Corporation (now RBC Dain Rauscher Corporation), serving since 1999 as Executive Vice President and Chief Financial Officer. From 1994 to 1998, he served as Senior Vice President and Corporate Controller of U.S. Bancorp. Prior to that, Mr. Parrin spent 17 years with the accounting firm of Ernst & Young LLP, serving most recently as audit partner.

      William J. Putney will be our Chief Investment Officer. Mr. Putney joined Travelers Express Company, Inc. in 1993, serving as Portfolio Manager until being named Vice President, Chief Investment Officer in 1996. Prior to joining MoneyGram, Mr. Putney held positions as a trader, investment analyst and portfolio manager.

      Anthony P. Ryan will be our Vice President, General Manager of Global Funds Transfer. Mr. Ryan has served in this position since joining Travelers Express Company, Inc. in 2001. He previously served as Chief Financial Officer from 1997 to 2001 and as Controller from 1996 to 1997. Prior to joining the company, Mr. Ryan spent 10 years at First Data Corporation, serving most recently as Director of Finance.

      Cindy J. Stemper will be our Vice President of Human Resources and Facilities. Ms. Stemper joined Travelers Express Company, Inc. in 1984 and has served in positions of increasing responsibility, advancing most recently to the position of Vice President of Human Resources in 1996.

Annual Meeting

      MoneyGram’s first annual meeting of stockholders after the completion of the spin-off at which directors will be elected is expected to be held in the spring of 2005. Our 2005 annual meeting of stockholders will be held at our principal office or at another place or by electronic means as permitted by Delaware law and on a date as may be fixed from time to time by resolution of our board of directors.

Board Structure

      Prior to the separation, our board of directors will be divided into three classes. The term of the first class of directors will expire at our 2005 annual meeting of stockholders, the term of the second class of directors will expire at our 2006 annual meeting of stockholders and the term of the third class of directors will expire at our 2007 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that annual meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. In addition, our directors may only be removed for cause. In general, at least two annual meetings of stockholders will be necessary to effect a change in a majority of the members of the board of directors.

      The classes of our board of directors are composed as follows:

Annual Meeting at which Term Expires	Directors

2005	Ms. Rice and Messrs. Hay, Teplin and Wallace
2006	Ms. Hofer and Messrs. Krueger and Reichert
2007	Messrs. Bohannon, Milne, Kiernan and Rock

      Mr. Bohannon, as Chairman of the Board of Directors, will provide transitional advice and counsel to the Chief Executive Officer and other senior management.

Board Committees

Executive Committee

      The Executive Committee will exercise all the powers of the board when the board is not in session, except as limited by law and by resolutions of the board. The members of the Executive Committee are expected to be Mr. Reichert, Chairman, Ms. Hofer and Messrs. Bohannon, Milne, Hay and Rock.

Corporate Governance and Nominating Committee

      The Corporate Governance and Nominating Committee will be responsible for proposing a slate of directors for election by the stockholders at each annual meeting and for proposing candidates to fill any vacancies on the board. The committee also will be responsible for an assessment of the board’s performance to be discussed with the full board annually and to review, and from time to time propose changes to, the corporate governance guidelines of MoneyGram, the system of corporate governance of MoneyGram and the compensation and benefits of non-employee directors. In connection with these responsibilities, the committee will have sole authority to retain and terminate any search firm or compensation consultant to identify director candidates or to assist in the evaluation of director compensation. The members of the Corporate Governance and Nominating Committee are expected to be Ms. Rice, Chairman, and Messrs. Hay, Krueger and Wallace, none of whom is a current or former employee of MoneyGram or its subsidiaries.

Audit Committee

      The Audit Committee will recommend to the board appointment of our independent auditors and assist the board in monitoring the quality and integrity of the financial statements of the Corporation, the compliance by the Corporation with legal and regulatory requirements, and the independence and performance of the Corporation’s internal and external independent auditors. The committee will have sole authority to approve or preapprove all audit and permitted non-audit services to be performed for the Corporation by the independent auditors. The committee will adopt policies for the hiring of employees and former employees of the independent auditor. The committee will have regularly scheduled executive sessions with accounting and internal audit management, and with the independent auditors. The members of the Audit Committee are expected to be: Mr. Kiernan, Chairman, Ms. Hofer and Messrs. Teplin and Rock, none of whom is a current or former employee of MoneyGram or its subsidiaries.

Human Resources Committee

      The Human Resources Committee will oversee development and implementation of a compensation strategy designed to enhance profitability and stockholder value. The committee also will review and approve, subject to ratification by independent members of the board, the salary of the Chief Executive Officer, approve salaries and compensation of executive officers, and approve incentive compensation targets and awards under various compensation plans and grants under MoneyGram’s stock incentive plans. The committee will have sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Chief Executive Officer or senior executive compensation. The members of the Human Resources Committee are expected to be: Mr. Hay, Chairman, Mmes. Hofer and Rice and Messrs. Kiernan and Wallace, none of whom is a current or former employee of MoneyGram or its subsidiaries.

Director Compensation

      Following the completion of the spin-off, MoneyGram will implement a compensation program for its non-salaried directors. Eleven of the 12 individuals expected to serve as directors of MoneyGram will not be salaried employees of MoneyGram or its subsidiaries.

Retainers and Fees

      Mr. Bohannon, as Chairman of the Board, will receive an annual fee of $300,000. Non-employee directors other than Mr. Bohannon will receive an annual fee of $30,000. Committee chairmen other than Mr. Bohannon will receive an additional annual fee of $5,000, except for the Audit Committee Chairman, who will receive an additional annual fee of $10,000. Non-employee directors other than Mr. Bohannon also will receive a fee of $1,600 for each board meeting attended and a fee of $1,500 for each committee meeting attended. Directors will be reimbursed for all expenses related to their service as directors.

Deferred Compensation Plan

      MoneyGram expects to have a deferred compensation plan for non-employee directors allowing them to defer all or part of their retainers and fees. It is expected that these amounts can be deferred in the form of stock units having a value equal to the price of MoneyGram common stock or in the form of cash. Deferred accounts will be credited quarterly with dividend equivalents in the case of stock unit accounts and interest at a long-term, medium-quality bond rate in the case of cash accounts. Deferred amounts will be payable after a director ceases to be a member of our board of directors.

Option Grants

      Non-employee directors elected after completion of the spin-off will receive an initial grant of non-qualified stock options when they become directors and an additional grant each year of their term.

Charitable Award Program

      MoneyGram will provide Directors’ Charitable Award Program benefits similar to those provided by Viad to those directors who were participants in Viad’s program at the time it was discontinued for new participants in July 2001. The program is expected to provide for contributions by MoneyGram on behalf of each participating director of $100,000 per year to one or more charitable organizations designated by the director. The contributions are made over a period of ten years following the director’s death. The program is funded through the purchase of insurance on the life of each participating director, with MoneyGram as beneficiary.

      MoneyGram also expects to have a Directors’ Matching Gift Program for non-employee directors similar to Viad’s program. The program is expected to provide for corporate matching of charitable contributions made by non-employee directors, on a dollar-for-dollar basis, up to an aggregate maximum of $5,000 per year.

Other Benefits

      MoneyGram will provide non-employee directors with accidental death and dismemberment insurance benefits of $300,000 and travel accident insurance benefits of $250,000 when they are traveling on corporate business.

Stock Ownership of Directors and Executive Officers

      All MoneyGram common stock is currently owned by Viad, and thus none of our directors or executive officers owns any shares of MoneyGram common stock. To the extent our directors and executive officers own shares of Viad common stock at the time of the completion of the spin-off, they will participate in the spin-off on the same terms as other holders of Viad common stock. See “Security Ownership of Certain Beneficial Owners and Management of MoneyGram.”

Historical Compensation of MoneyGram Executive Officers

      The following table provides information concerning compensation paid by MoneyGram or its subsidiaries for 2002, 2001 and 2000 to the individual who will be MoneyGram’s Chief Executive Officer upon completion of the spin-off, and each individual who will be included among the other four most highly-compensated executive officers of MoneyGram, based on 2003 compensation. These amounts do not reflect the compensation such individuals will receive following the completion of the spin-off.

					Long-Term Compensation

		Annual Compensation			Awards		Payouts

				Other	Restricted	Securities	Long-Term
Name and Principal				Annual	Stock	Underlying	Incentive	All Other
Position	Year	Salary	Bonus(1)	Comp.(2)	Awards(3)	Options(#)	Payouts(4)	Comp.(5)

Philip W. Milne	2002	$400,001	$100,000	$8,143	$209,100	45,700	$—	$6,000
President and Chief	2001	374,926	—	7,052	682,500	104,700	298,178	5,100
Executive Officer	2000	313,834	253,400	9,465	—	25,000	392,000	5,100

Anthony P. Ryan	2002	246,750	55,500	—	139,400	8,200	—	4,271
Vice President,	2001	240,242	—	—	207,500	31,375	49,500	3,992
General Manager of	2000	202,981	147,500	—	—	5,300	60,200	4,462
Global Funds Transfer

William J. Putney	2002	237,756	61,900	—	139,400	6,700	—	5,546
Chief Investment Officer	2001	202,489	—	—	207,500	26,800	49,500	5,319
	2000	186,539	135,600	—	—	5,300	50,100	5,377

Mary A. Dutra	2002	188,183	39,300	—	83,640	5,100	—	4,256
Vice President,	2001	181,154	—	—	103,750	16,900	—	5,435
General Manager of	2000	161,412	96,000	—	—	4,500	—	3,164
Payment Systems

David J. Parrin(6)	2002	167,308	39,400	—	139,400	11,000	—	—
Vice President and	2001	—	—	—	—	—	—	—
Chief Financial Officer	2000	—	—	—	—	—	—	—

(1)	Bonuses represent special award in recognition of achievements in 2002, including Travelers Express Company, Inc. having its tenth consecutive year of record earnings.

(2)	Amounts shown represent reimbursement for payment of taxes on certain items.

(3)	Amounts shown represent the fair value, based on closing prices, of Viad common stock on the grant dates of restricted stock awards. Dividends are paid on restricted stock at the same rate as paid to other stockholders. On December 31, 2002, the named executives held shares of performance-driven restricted stock and restricted stock having aggregate values as follows: Mr. Milne, 60,400 shares valued at $1,349,940; Ms. Dutra, 9,600 shares valued at $214,560; Mr. Parrin, 8,000 shares valued at $178,800; Mr. Putney, 17,500 shares valued at $391,125; and Mr. Ryan, 18,200 shares valued at $406,770.

(4)	In 2002, no long-term incentive payouts occurred. Long-term incentive payouts in 2001 included payments under the Performance Unit Incentive Plan for the 1999-2001 performance period and the vesting of the shares of Viad common stock granted in 1998 under the Performance-Based Stock Plan. Long-term incentive payouts in 2000 included payments under the Performance Unit Incentive Plan for the 1998-2000 performance period and the vesting of the shares of Viad common stock granted in 1997 under the Performance-Based Stock Plan.

(5)	Amounts represent matching contributions under the 401(k) Plan.

(6)	Mr. Parrin joined MoneyGram in June 2002.

Stock Option Grants in Last Fiscal Year

      The following table provides information on the number of stock options to purchase Viad common stock that were granted by Viad in 2002 to the executive officers named in the Summary Compensation Table above. The amounts shown as potential realizable values are presented for illustrative purposes only. They are calculated based solely on arbitrarily assumed rates of appreciation required by the SEC. The ultimate value of the options depends on the future performance of Viad, and after the spin-off of MoneyGram and New Viad, common stock and overall stock market conditions. There can be no assurance that the potential realizable values shown in the table will be achieved.

      Assuming an annual stock price appreciation of 5 percent and 10 percent from the grant date through the 10-year term of the option, the amounts shown as potential realizable values would result in an increase in the stock price of $17.18 and $43.53 per share, respectively, for the March 26, 2002 grant and $15.96 and $40.44, respectively, for the July 1, 2002 grant. The amounts shown as potential realizable values for all stockholders represent the corresponding increase in the aggregate market value of outstanding shares of common stock held by all Viad stockholders on March 26, 2002. The aggregate price appreciation on March 26, 2002 for all Viad stockholders would total approximately $1.482 billion and $3.755 billion respectively.

	Individual Grants
					Potential Realizable Value at
	Number of	% of Total			Assumed Annual Rates of
	Securities	Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	($/Share)(1)	Date	5%($)	10%($)

Philip W. Milne	45,700	4.23%	27.32	3/26/2012	785,046	1,989,462
Anthony P. Ryan	8,200	0.76%	27.32	3/26/2012	140,862	356,971
William J. Putney	6,700	0.62%	27.32	3/26/2012	115,094	291,672
Mary A. Dutra	5,100	0.47%	27.32	3/26/2012	87,609	222,019
David J. Parrin	11,000	1.02%	25.38	7/01/2012	175,540	444,853
All Stockholders’ Stock Price Appreciation(2)	N/A	N/A	N/A	N/A	1.482 billion	3.755 billion

(1)	The stock option exercise price is the average of the high and low selling prices of Viad common stock on the New York Stock Exchange, Inc. on the respective grant dates. Fifty percent of options become exercisable one year after grant and the balance two years after grant. The options are subject to forfeiture and non-competition provisions. Each option contains the right to surrender the option for cash during certain tender offers. The exercise price may be paid by delivery of already owned shares, and tax withholding obligations resulting from the exercise may be paid by surrendering a portion of the shares being acquired, subject to certain conditions. See “— Treatment of Viad Options and Restricted Stock.”

(2)	Represents appreciation for all Viad stockholders as of March 26, 2002.

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Values

      The following table lists the number of shares of Viad common stock acquired during 2002 and the value realized as a result of stock option exercises during 2002 by the executive officers listed in the Summary Compensation Table above, as well as the December 31, 2002 value of unexercised options to purchase Viad common stock held by these individuals. The amounts listed in the column relating to the value of unexercised options, unlike the amounts set forth in the column headed “Value Realized,” have not been, and might never be, realized. The underlying options might not be exercised; and actual gains on exercise, if any, will depend on the value of our common stock on the dates of exercise. There can be no assurance that these values will be realized.

			Number of Securities
			Underlying		Value of Unexercised
	Shares		Unexercised Options		In-the-Money
	Acquired on	Value	at FY-End		Options at FY-End
	Exercise	Realized	Exercisable/		($) Exercisable/
	($)	($)	Unexercisable		Unexercisable(1)

Name

Philip W. Milne	—	—	150,518	98,050	343,689	52,800
Anthony P. Ryan	—	—	37,188	23,887	47,616	17,600
William J. Putney	—	—	34,400	20,100	74,659	17,600
Mary A. Dutra	1,882	28,275	36,760	13,550	146,109	8,800
David J. Parrin	—	—	—	11,000	—	—

(1)	The closing price of Viad’s common stock on December 31, 2002 was $22.35 per share. The information shown reflects options accumulated over periods of up to ten years.

Long-Term Incentive Plan Grants in Last Fiscal Year and Estimated Payouts

      The following table provides information on performance-driven restricted stock grants of Viad common stock made in 2002 to each of the executive officers named in the Summary Compensation Table above.

			Estimated Future Payouts under
			Non-Stock Based Plans
	Number	Performance	(Number of Shares)
	of	Period until
	Shares(1)	Payout	Threshold	Target	Maximum
Name

Philip W. Milne	22,900	4 years	—	22,900	22,900
Anthony P. Ryan	3,200	4 years	—	3,200	3,200
William J. Putney	2,500	4 years	—	2,500	2,500
Mary A. Dutra	1,600	4 years	—	1,600	1,600
David J. Parrin	3,000	4 years	—	3,000	3,000

(1)	The assumed value of the awarded shares of performance-driven restricted stock was $27.32 per share, which was the average price of Viad common stock on the date of the grant of March 26, 2002. Performance-driven restricted stock granted in 2002 may be earned in three or four years from the date of the grant, depending upon the achievement level of certain long-term incentive performance targets. If performance targets are not achieved, 100 percent of the grant will be forfeited. See “— Treatment of Viad Options and Restricted Stock.”

Pension Plans

      The following table shows estimated annual retirement benefits payable to covered participants for the years of service and compensation level indicated. It assumes retirement at age 65. The benefits are paid under the Viad Corp Retirement Income Plan (“VCRIP”) and the Travelers Express Company, Inc. Supplemental Pension Plan (the “Supplemental Plan”). We will assume sponsorship of VCRIP in connection with the separation. All benefit accruals under VCRIP will cease as of December 31, 2003. The compensation covered by these plans is annual salary and one-half annual bonus, as reported in the Summary Compensation Table. Actual benefits will be calculated on the basis of the average of a participant’s last five years of covered compensation prior to retirement.

Pension Plan Table(1),(2)

	Years of Credited Service(3)

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years

$200,000	$35,822	$53,732	$71,643	$89,554	$94,554
$250,000	$45,822	$68,732	$91,643	$114,554	$120,804
$300,000	$55,822	$83,732	$111,643	$139,554	$147,054
$400,000	$75,822	$113,732	$151,643	$189,554	$199,554
$500,000	$95,822	$143,732	$191,643	$239,554	$252,054
$600,000	$115,822	$173,732	$231,643	$289,554	$304,554
$750,000	$145,822	$218,732	$291,643	$364,554	$383,304
$1,000,000	$195,822	$293,732	$391,643	$489,554	$514,554
$1,250,000	$245,822	$368,732	$491,643	$614,554	$645,804
$1,500,000	$295,822	$443,732	$591,643	$739,554	$777,054
$1,750,000	$345,822	$518,732	$691,643	$864,554	$908,304
$2,000,000	$395,822	$593,732	$791,643	$989,554	$1,039,554
$2,250,000	$445,822	$668,732	$891,643	$1,114,554	$1,170,804
$2,500,000	$495,822	$743,732	$991,643	$1,239,554	$1,302,054
$2,750,000	$545,822	$818,732	$1,091,643	$1,364,554	$1,433,304

(1)	The Code and ERISA limit the annual benefits that may be paid from a tax-qualified retirement plan. As permitted by the Code and ERISA, the Supplemental Plan authorizes the payment of benefits calculated under provisions of the retirement plan that may be above the limits permitted under the Code and ERISA for those executives entitled to participate in the Supplemental Plan.

(2)	Benefits are computed on a single life annuity basis. The amounts shown are before any adjustment for joint and survivorship provisions, which would reduce, in some cases, the amounts shown in the table.

(3)	As of October 31, 2003, the years of credited service for the named executives named in the summary compensation table above were as follows: Mr. Milne, 12 years; Ms. Dutra, 15 years; Mr. Parrin, 1 year; Mr. Putney, 10 years; and Mr. Ryan, 8 years.

Change of Control Severance

      Our Executive Severance Plan provides each of the named executive officers with severance benefits if the executive’s employment is terminated by us without cause, or by the executive for good reason (as those terms are defined in the severance plan) within 18 months after a change of control. In this event, he or she will receive lump sum severance compensation equal to three times the sum of the following:

•	the executive’s highest annual salary;

•	the executive’s greatest cash bonus under the Management Incentive Plan for any of the preceding four years or, if higher, his or her target bonuses for the fiscal year in which the change of control occurs; and

•	the executive’s greatest cash bonus under our Performance Unit Plan for any of the preceding four years or, if higher, the aggregate value of shares when earned during a performance period under any performance-related restricted stock award during the preceding four years, or if higher, the aggregate value at the time of grant of the target shares awarded to the executive under the performance-related restricted stock programs for the fiscal year in which the change of control occurs.

      The executive will receive two times these amounts if he or she voluntarily terminates employment other than for good reason or retirement during the 30-day period beginning on the first anniversary of the change of control. In either case, the executive will also receive continued welfare benefits coverage for three or two years, as applicable, an additional pension benefit as if he or she continued to work for the same period, and outplacement benefits. The severance plan also provides a tax gross-up feature to make the executives whole for any excise taxes imposed by the Code on change of control payments, and for payment of any legal fees incurred by the executives to enforce their rights under the plan. The spin-off does not constitute a change of control for purposes of this plan.

Compensation Committee Interlocks and Insider Participation

      In seeking members who will serve on the Human Resources Committee of the MoneyGram board of directors, consideration will be given to and information will be disclosed regarding any relationships that may exist with respect to the members that would be required to be disclosed under the applicable rules of the SEC.

Treatment of Viad Stock Options and Restricted Stock

      As of the distribution date, each Viad stock option that immediately prior to the distribution date is outstanding and not exercised will be adjusted to consist of two options: (1) an option to purchase shares of Viad common stock and (2) an option to purchase shares of our common stock. Each holder of a Viad restricted stock award that is outstanding at the distribution date will receive the distribution of MoneyGram common stock. These shares of MoneyGram common stock distributed in respect of Viad restricted stock will also be subject to vesting conditions. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

2004 Omnibus Incentive Plan

      Until the distribution, our employees will continue to be eligible to receive awards under Viad’s 1997 Omnibus Incentive Plan. We have adopted our own Omnibus Incentive Plan, which has been approved by Viad as our sole shareholder and which will become effective upon the distribution. Pursuant to our 2004 Omnibus Incentive Plan, our officers, employees and directors and certain of our subsidiaries may be awarded stock options and other performance-based awards, and may be paid annual and long-term incentive awards.

      Our 2004 Omnibus Incentive Plan is to be administered by the Human Resources Committee of our board of directors or such other committee of the board as our board shall designate. Subject to the terms of our 2004 Omnibus Incentive Plan, the Committee has broad powers under our 2004 Omnibus Incentive Plan to determine the individuals who may receive grants and awards and the targets and other terms and conditions of such grants and awards.

Duration of our 2004 Omnibus Incentive Plan; Limits on Number of Shares and Dollar Value of Awards

      The Omnibus Incentive Plan has a term expiring on                     , 2014, but can be terminated by our board of directors at any time. No incentive stock options can be granted under our 2004 Omnibus Incentive Plan after                     , 2014. The number of shares of common stock available for grant under the Omnibus Incentive Plan in each calendar year is generally limited to 2 percent of the total number of shares of common stock outstanding on the first day of each year for which the Omnibus Incentive Plan is in effect. Any shares available for grant in a particular calendar year (or partial calendar year) that are not, in fact, granted in that year can be added to the shares available for grant in any subsequent year. In addition, shares subject to an option that expires without having been exercised or an award that is forfeited, and any shares that are delivered to or withheld by us as payment or partial payment of the exercise price of an option or to satisfy tax withholding obligations with respect to any award, will be added to the shares available for grant at any time thereafter, except in certain cases for incentive stock options.

      Subject to adjustment as provided in the Omnibus Incentive Plan, the number of shares covered by awards under the Omnibus Incentive Plan granted to any one participant will not exceed 500,000 shares for any consecutive 12-month period, and the aggregate dollar amount for awards denominated solely in cash will not exceed $5.0 million for any such period. The Omnibus Incentive Plan also provides that, subject to adjustment as provided in the Omnibus Incentive Plan, no more than 7.5 million shares of common stock will be cumulatively available for the grant of stock options intended to be and designated as “incentive stock options” within the meaning of Section 422 of the Code over the life of the Omnibus Incentive Plan. The Omnibus Incentive Plan also limits the grant of restricted stock that is not performance-based to 20 percent of the total number of shares that can be granted in any calendar year.

      The Omnibus Incentive Plan also provides for annual incentive awards, not to exceed in the case of (a) our Chief Executive Officer, 1.5 percent of net income, (b) a president of any of our operating companies (whether or not incorporated), 0.6 percent of net income, and (c) any of our other executive officers, 0.5 percent of net income, in each case as defined in the Omnibus Incentive Plan.

Eligibility

      Our officers, employees and directors and those of our subsidiaries and affiliates who are responsible for or contribute to the management, growth and profitability of the business of us, our subsidiaries and affiliates are eligible to be granted awards under the Omnibus Incentive Plan.

Stock Options, SARs and Restricted Stock

      The Human Resources Committee has the power pursuant to the Omnibus Incentive Plan to grant incentive stock options, non-qualified stock options and related stock appreciation rights. The exercise price of these awards may not be less than the fair market value of the underlying shares of MoneyGram common stock on the date of grant. The Committee also has the power to award restricted stock that vests upon the attainment of certain performance goals and/or the continued service of the participant. The Omnibus Incentive Plan also provides that, unless otherwise provided at grant, all stock options and SARs will vest and remain exercisable for at least one year (or if shorter, until their term expires), and all restricted stock will vest and become fully transferable, upon a “change in control” of us, as defined in the Omnibus Incentive Plan and that option holders may elect to receive cash for their options on certain terms following such change of control.

Performance-Based Awards

      The Omnibus Incentive Plan provides for the grant of performance-based awards that can be denominated in stock, cash, or a combination of stock and cash, and that can also be made payable in stock, cash, or a combination of stock and cash. The settlement of performance-based awards may be made subject to the attainment of performance goals or the participant’s continued service. Pursuant to the terms of the Omnibus Incentive Plan, the award agreements governing performance-based awards may provide for acceleration of payment upon a change of control.

Qualified Performance-Based Awards

      Both restricted stock awards and performance-based awards under the Omnibus Incentive Plan may be designated by the Human Resources Committee as awards intended to qualify for exemption from the deductibility limits of Section 162(m) of the Code (“Qualified Performance-Based Awards”). Section 162(m) of the Code provides that, in general, companies may not deduct certain compensation paid to their chief executive officer and four most highly compensated executive officers to the extent the compensation exceeds $1.0 million in any one tax year, unless such compensation is based upon the attainment of objective performance goals that are approved by stockholders. The Omnibus Incentive Plan is designed to meet the requirements of Section 162(m) and provides for objective performance goals upon which the settlement of Qualified Performance-Based Awards may be conditioned. Once set, the performance goals for Qualified Performance-Based Awards cannot be changed, nor can the Awards themselves be adjusted (except downward). The Omnibus Incentive Plan also provides for performance-based awards that are not intended to, or need not, qualify for exemption under Section 162(m) of the Code.

      In order to ensure that compensation paid pursuant to the Omnibus Incentive Plan can qualify as “performance-based compensation” not subject to the limitation on deductibility of executive compensation in excess of $1.0 million under the Code, we intend to seek stockholder approval of the Omnibus Incentive Plan not later than our first annual meeting that occurs more than one year after the date of the distribution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF MONEYGRAM

Security Ownership of Directors and Officers of MoneyGram

      The table below provides information concerning the beneficial ownership of Viad common stock by the individuals who are expected to be directors and executive officers of MoneyGram, individually and as a group. Information in the ownership table is as of October 31, 2003. In the distribution, each of these individuals will receive one share of MoneyGram common stock for each share of Viad common stock, including restricted stock, and an option to purchase one share of MoneyGram common stock for each option to purchase one share of Viad common stock, held by the individual.

	Amount and Nature of
Name	Beneficial Ownership(1)	Percent of Class

Robert H. Bohannon	1,375,926	1.6%
Philip W. Milne	345,846	*
Jess Hay	56,716	*
Judith K. Hofer	93,143	*
Donald E. Kiernan	11,188	*
Robert C. Krueger	3,959	*
Jack F. Reichert	67,666	*
Linda Johnson Rice	58,750	*
Douglas L. Rock	35,800	*
Albert M. Teplin	—	*
Timothy R. Wallace	35,800	*
Jean C. Benson	6,377	*
Theodore F. Ceglia	—	*
Mary A. Dutra	65,428	*
Teresa H. Johnson	44,694	*
David J. Parrin	22,900	*
William J. Putney	80,726	*
Anthony P. Ryan	88,075	*
Cindy J. Stemper	51,395	*
All Directors and Executive Officers as a Group (19 individuals)	2,444,389	2.8%

*	Less than one percent.

(1)	Includes: 189,800 shares of performance-driven restricted stock that will vest five years from the date of grant (subject to accelerated vesting if specified performance goals are met or exceeded); 134,500 shares of performance-based restricted stock that will vest in one-third increments each year over a three-year period if specific performance goals are met or exceeded; 334,900 shares of restricted stock that will vest in three years from the date of grant; and 1,572,076 shares of Viad common stock subject to stock options that were exercisable as of October 31, 2003, or within 60 days thereafter, by the directors and executive officers listed above.

Security Ownership of Principal Stockholders of MoneyGram

      The table below provides certain information regarding those individuals expected by MoneyGram to be the beneficial owners of more than 5 percent of MoneyGram’s outstanding shares of MoneyGram common stock immediately upon the distribution. The information provided is based upon the beneficial ownership of Viad common stock reported to Viad as of the date of the most recent Schedule 13D or 13G filed with the SEC by the named individual, and the distribution ratio of one share of MoneyGram common stock for every one share of Viad common stock owned by the named person.

	Amount and Nature of
Name and Address	Beneficial Ownership	Percent of Class

FMR Corp.	7,448,052 (1)	8.455%
82 Devonshire Street
Boston, Massachusetts 02109

(1)	The ownership information provided is based on material contained in a Schedule 13G/A, dated February 14, 2003, filed with the SEC. The Schedule 13G/A provides that FMR Corp. has sole voting power for 123,945 shares.

DESCRIPTION OF CAPITAL STOCK OF MONEYGRAM

      Prior to the completion of the spin-off, our certificate of incorporation and by-laws will be amended and restated. Copies of the form of our amended and restated certificate of incorporation and by-laws have been filed as exhibits to the registration statement of which this information statement is a part. Our authorized capital stock consists of 200 million shares of common stock, $.01 par value per share, 5 million shares of undesignated preferred stock, $.01 par value per share, and 2 million shares of junior participating preferred stock, par value $.01 per share. The following summary of the material provisions of the common stock and preferred stock is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and by-laws and by the provisions of applicable law.

Common Stock

      Each holder of MoneyGram common stock is entitled to one vote for each share held of record on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Subject to the preferences of preferred stock issued after the distribution, holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

      All outstanding shares of MoneyGram common stock, when issued, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

      Upon completion of the spin-off, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 5 million shares of MoneyGram preferred stock, in one or more series, with each of such series to have those rights and preferences, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by unlimited discretion of the board of directors.

      Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no plans to issue any shares of preferred stock.

      As of the date of this information statement, two million shares of our junior participating preferred stock have been reserved for issuance upon exercise of our preferred share purchase rights.

The Rights Agreement

      Our board of directors currently expects to adopt a rights agreement, with                     as rights agent, prior to the completion of the spin-off. Pursuant to our rights agreement, one preferred share purchase right will be issued for each share of MoneyGram common stock outstanding immediately prior to the separation and will be issued with each share of MoneyGram common stock subsequently issued. Our rights are subject to the terms of our rights agreement.

      Our board of directors intends to adopt our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 20 percent or more of our outstanding common stock without the approval of our board of directors.

      For those interested in the specific terms of our rights agreement, we provide the following summary description. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which has been publicly filed with the SEC as an exhibit to the registration statement of which this information statement is a part.

The Rights

      On or prior to the separation, our board of directors currently expects to authorize the issuance of one of our rights for each share of MoneyGram common stock outstanding immediately prior to the separation. Our rights initially will trade with, and will be inseparable from, MoneyGram common stock. Our rights will be evidenced only by stock certificates that represent shares of MoneyGram common stock. New rights will accompany any new shares of common stock we issue after the initial issuance of rights until the date on which the rights are distributed as described below.

Exercise Price

      Each of our rights will allow its holder to purchase from us one one-hundredth of a share of MoneyGram series A junior participating preferred stock for $                    , once the rights become exercisable. This portion of this series of junior participating preferred stock will give our stockholders approximately the same dividend, voting, and liquidation rights as would one share of MoneyGram common stock. Prior to exercise, a right does not give its holder any dividend, voting or liquidation rights.

Exercisability

      Our rights will not be exercisable until:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 20 percent or more of our outstanding common stock; or, if earlier,

•	ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

      In light of the fact that Viad currently owns all of our common stock, our rights agreement contains provisions excluding Viad from the operation of the adverse terms of our rights agreement until the first time it ceases to beneficially own at least 20 percent of our outstanding common stock.

      Until the date our rights become exercisable, MoneyGram common stock certificates also evidence our rights, and any transfer of shares of MoneyGram common stock constitutes a transfer of our rights. After that date, our rights will separate from MoneyGram common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of MoneyGram common stock. Any of our rights held by an acquiring person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for $ , purchase shares of MoneyGram common stock with a market value of $ , based on the market price of MoneyGram common stock prior to the acquisition.

•	Flip Over. If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for $ , purchase shares of the acquiring corporation with a market value of $ , based on the market price of the acquiring corporation’s stock prior to such merger.

Our Preferred Share Provisions

      Each one one-hundredth of a share of MoneyGram preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of MoneyGram common stock, whichever is greater;

•	will entitle holders, upon liquidation, either to receive $1 per share or an amount equal to the payment made on one share of MoneyGram common stock, whichever is greater;

•	will have the same voting power as one share of MoneyGram common stock; and

•	if shares of MoneyGram common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of MoneyGram common stock.

      The value of one one-hundredth interest in a share of our preferred stock should approximate the value of one share of MoneyGram common stock.

Expiration

      Our rights will expire on                     , 2014.

Redemption

      Our board of directors may redeem our rights for $0.01 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of MoneyGram common stock.

Exchange

      After a person or group becomes an acquiring person, but before an acquiring person owns 50 percent or more of our outstanding MoneyGram common stock, our board of directors may extinguish our rights by exchanging one share of MoneyGram common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions

      Our board of directors may adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1 percent will be made.

Amendments

      The terms of our rights agreement may be amended by our board of directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of our rights.

Anti-Takeover Provisions

      Some provisions of our amended and restated certificate of incorporation and by-laws could make more difficult the acquisition of control of our company, and the removal of existing management, including those that provide as follows:

•	We do not provide for cumulative voting for directors;

•	We have a classified board of directors with each class serving a staggered three-year term;

•	Our board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term of the class of directors in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

•	Our board of directors may issue preferred stock without any vote or further action by the stockholders;

•	Special meetings of stockholders may be called only by our chairman or board of directors, and not by stockholders;

•	Our board of directors may adopt, amend, alter or repeal the by-laws without a vote of the stockholders;

•	All stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting;

•	We require advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors; and

•	Certain business combinations with an “interested stockholder” (defined in our certificate of incorporation as a holder of 10 percent or more of our outstanding voting stock) must be approved by holders of 66 2/3 percent of the voting power of shares not owned by the interested stockholder, unless the business combination is approved by certain “continuing directors” (as defined in our certificate of incorporation) or meets certain requirements regarding price and procedure.

      These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging the proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Section 203 of the Delaware General Corporation Law

      Section 203 of the Delaware General Corporation Law regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; and

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15 percent or more of a corporation’s voting stock.

New York Stock Exchange Listing

      We intend to apply to list the MoneyGram common stock on the New York Stock Exchange, Inc. under the symbol “MGI.”

Transfer Agent and Registrar

      The transfer agent and registrar for MoneyGram common stock is                    .

Stock Options

      We will grant shares of MoneyGram common stock pursuant to our stock plans following the distribution. We have reserved                    shares of MoneyGram common stock for issuance under our stock option plans. At the time of the spin-off, all outstanding options to purchase Viad common stock will be adjusted to consist of options to purchase Viad common stock and options to purchase MoneyGram common stock. See “Management of New Viad — Treatment of Viad Options and Restricted Stock” and “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.” We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our stock plans. Shares of MoneyGram common stock issued pursuant to our stock plans after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

FINANCING ARRANGEMENTS OF MONEYGRAM

      Prior to the distribution, MoneyGram intends to negotiate and enter into bank credit facilities providing for availability of up to $350 million, in the form of a revolving credit facility and/or term loan. Of the total $350 million, MoneyGram expects to borrow $150 million at the time of the spin-off with the remaining amount being available for general corporate purposes. The initial $150 million borrowing would be used to fund the payment MoneyGram is required to make to Viad as described under “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Separation and Distribution Agreement.” We cannot assure you that MoneyGram will be successful in negotiating and implementing these new credit facilities on terms that are acceptable to it. However, it is a condition to the distribution that MoneyGram have in place acceptable credit arrangements.

DIVIDEND POLICY OF NEW VIAD

      New Viad has not yet determined whether it will pay any dividends on New Viad common stock following the completion of the spin-off. Any future determination to pay dividends on New Viad common stock will be at the discretion of New Viad’s board of directors and will depend on New Viad’s financial condition, results of operations, cash requirements, prospects and any other factors as the New Viad’s board of directors may deem relevant.

CAPITALIZATION OF NEW VIAD

      The following table sets forth the unaudited historical capitalization of New Viad as of September 30, 2003, and unaudited pro forma capitalization of New Viad as of September 30, 2003, after giving effect to the debt refinancing and the spin-off, each as if they occurred on that date. Notwithstanding the legal form of the spin-off, due to the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be treated as the accounting successor to Viad Corp for financial reporting purposes in accordance with EITF No. 02-11. Therefore, for accounting purposes, the historical consolidated financial statements of Viad Corp will become the historical consolidated financial statements of MoneyGram International, Inc. at the time of the spin-off.

      This table should be read in conjunction with the “Combined Financial Statements of New Viad” and related notes, the “Unaudited Pro Forma Combined Financial Information of New Viad” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad.” In addition, certain transactions that will occur in connection with the spin-off are described under “Unaudited Pro Forma Financial Information of MoneyGram International, Inc.”

	September 30, 2003

	Actual	Pro Forma

	(in thousands)
Current portion of long-term debt	$908	$908

Long-term debt:
Long-term debt, less current portion	$50,077	$50,077	(1)

Stockholder’s equity:
Net investment of Viad Corp	317,168	—
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 issued	—	149,610	(2)
Additional capital	—	471,949	(1)(2)
Retained income	—	—
Unearned employee benefits and other	—	(24,004	)(2)
Accumulated other comprehensive income (loss):
Unrealized gain on investments	253	253
Cumulative foreign currency translation adjustments	2,984	2,984
Minimum pension liability adjustment	(3,971)	(3,971)
Common stock in treasury, at cost, 11,381,623 shares	—	(292,887	)(2)

Total Stockholder’s equity	316,434	303,934

Total Capitalization	$366,511	$354,011

(1)	Assumes that at September 30, 2003, New Viad obtained bank credit facilities providing an aggregate principal amount of at least $100.0 million and drew $29.0 million on these facilities and contributed that amount to repay the portion of Viad Corp’s debt allocated to New Viad and to be retired concurrent with the completion of the spin-off. Also assumes that New Viad incurred one-time pre-tax expenses of $12.5 million in connection with the spin-off.

(2)	Reflects the capitalization of New Viad.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF NEW VIAD

      The following unaudited pro forma combined statements of income for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 and the unaudited pro forma combined balance sheet at September 30, 2003 present the combined results of operations and financial position of New Viad assuming that the preferred stock redemption, debt refinancing and the transactions contemplated by the spin-off had been completed as of the beginning of 2003 with respect to the pro forma combined statement of income for the nine months ended September 30, 2003 and as of the beginning of 2002, 2001 and 2000 for the years ended December 31, 2002, 2001 and 2000, respectively, and as of September 30, 2003 with respect to the pro forma combined balance sheet at September 30, 2003. In the opinion of management, except as described below, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated in connection with the spin-off on the historical financial information of New Viad. The adjustments are described in the notes to pro forma combined financial information and are set forth in the “Pro Forma Adjustments” column.

      The unaudited pro forma combined statements of income disclose income from continuing operations and related per share data only and do not include the effects of changes in accounting principles if historically included in the financial statements of New Viad in a particular period. Net income and related per share data is presented for periods in which changes in accounting principles were not included in the historical financial statements of New Viad. Furthermore, the unaudited pro forma combined statements of income include only those adjustments directly attributable to the preferred stock redemption, debt refinancing and spin-off transactions that are expected to have a continuing impact on New Viad.

      The unaudited pro forma combined financial information of New Viad should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad” and the historical combined financial statements of New Viad and the related notes included elsewhere in this information statement. The pro forma combined financial information has been prepared for informational purposes only and does not reflect the results of operations or financial position of New Viad that would have occurred had New Viad operated as a separate, independent company for the periods presented. Actual results might have differed from pro forma results if New Viad had operated independently. The pro forma combined financial information should not be relied upon as being indicative of New Viad’s results of operations or financial condition had the preferred stock redemption, debt refinancing and transactions contemplated by the spin-off been completed on the date assumed. The pro forma combined financial information also does not project the results of operations or financial position for any future period or date.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Year ended December 31, 2002

		Pro Forma
	Historical
	New Viad	Adjustments		New Viad(2)

	(in thousands, except per share data)
Revenues:
Convention show services	$568,301	$—		$568,301
Exhibit design and construction	217,932	—		217,932
Travel and recreation services	58,253	—		58,253

Total revenues	844,486	—		844,486

Costs and expenses:
Costs of services	574,940	—		574,940
Costs of products sold	215,144	—		215,144
Corporate activities	14,230	—		14,230
Interest income	(1,004)			(1,004)
Interest expense	4,056	400	(3)	4,456
Restructuring charges	18,502	—		18,502
Minority interests	384	—		384

Total costs and expenses	826,252	400		826,652

Income (loss) before income taxes and change in accounting principle	18,234	(400)		17,834
Income tax expense (benefit)	9,839	(156	)(4)	9,683

Income (loss) before change in accounting principle(1)	$8,395	$(244)		$8,151

Diluted income per common share(5)
Income per share before change in accounting principle	$0.10			$0.09

Average outstanding and potentially dilutive common shares	86,716			86,716

Basic income per common share(6)
Income per share before change in accounting principle	$0.10			$0.09

Average outstanding common shares	86,178			86,178

(1)	New Viad’s historical results of operations included a transitional goodwill impairment charge related to the adoption of SFAS No. 142 of $37.7 million (after-tax).

(2)	Management expects that one-time pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(3)	Adjustment assumes net increased interest expense due to new bank credit facility drawing of $29.0 million at a LIBOR-indexed rate applicable to New Viad compared to the weighted average interest rate on the retired debt of Viad Corp.

(4)	Adjustment assumes an effective income tax rate of 39 percent.

(5)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

(6)	The computation of unaudited pro forma basic income (loss) per common share for the period presented is based upon Viad Corp’s historical weighted average number of shares of Viad common stock outstanding.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Year ended December 31, 2001

		Pro Forma
	Historical
	New Viad	Adjustments		New Viad(1)

	(in thousands, except per share data)
Revenues:
Convention show services	$604,148	$—		$604,148
Exhibit design and construction	279,896	—		279,896
Travel and recreation services	61,453	—		61,453

Total revenues	945,497	—		945,497

Costs and expenses:
Costs of services	616,418	—		616,418
Costs of products sold	280,050	—		280,050
Corporate activities	13,645	—		13,645
Interest income	(529)			(529)
Interest expense	5,607	322	(2)	5,929
Restructuring charges	61,423	—		61,423
Litigation settlement and costs	29,274	—		29,274
Minority interests	661	—		661

Total costs and expenses	1,006,549	322		1,006,871

Income (loss) before income taxes	(61,052)	(322)		(61,374)
Income tax expense (benefit)	(20,449)	(126	)(3)	(20,575)

Net income (loss)	$(40,603)	$(196)		$(40,799)

Diluted income per common share(4)
Net income (loss) per common share	$(0.47)			$(0.47)

Average outstanding and potentially dilutive common shares	86,322			86,322

Basic income per common share(5)
Net income (loss) per common share	$(0.47)			$(0.48)

Average outstanding common shares	85,503			85,503

(1)	Management expects that one-time pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(2)	Adjustment assumes net increased interest expense due to new bank credit facility drawing of $29.0 million at a LIBOR-indexed rate applicable to New Viad compared to the weighted average interest rate on the retired debt of Viad.

(3)	Adjustment assumes an effective income tax rate of 39 percent.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

(5)	The computation of unaudited pro forma basic income (loss) per common share for the period presented is based upon Viad Corp’s historical weighted average number of shares of Viad common stock outstanding.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Year ended December 31, 2000

		Pro Forma
	Historical
	New Viad	Adjustments		New Viad(1)

	(in thousands, except per share data)
Revenues:
Convention show services	$692,843	$—		$692,843
Exhibit design and construction	339,272	—		339,272
Travel and recreation services	72,508	—		72,508

Total revenues	1,104,623	—		1,104,623

Costs and expenses:
Costs of services	683,708	—		683,708
Costs of products sold	321,197	—		321,197
Corporate activities	12,645	—		12,645
Interest income	(759)			(759)
Interest expense	5,719	655	(2)	6,374
Restructuring charges	8,165	—		8,165
Minority interests	1,346	—		1,346

Total costs and expenses	1,032,021	655		1,032,676

Income (loss) before income taxes	72,602	(655)		71,947
Income tax expense (benefit)	27,800	(255	)(3)	27,545

Net income (loss)	$44,802	$(400)		$44,402

Diluted income per common share(4)
Net income per common share	$0.49			$0.49

Average outstanding and potentially dilutive common shares	90,925			90,925

Basic income per common share(5)
Net income per common share	$0.50			$0.50

Average outstanding common shares	88,802			88,802

(1)	Management expects that one-time pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(2)	Adjustment assumes net increased interest expense due to new bank credit facility drawing of $29.0 million at a LIBOR-indexed rate applicable to New Viad compared to the weighted average interest rate on the retired debt of Viad.

(3)	Adjustment assumes an effective income tax rate of 39 percent.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

(5)	The computation of unaudited pro forma basic income (loss) per common share for the period presented is based upon Viad Corp’s historical weighted average number of shares of Viad common stock outstanding.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Nine months ended September 30, 2003

		Pro Forma
	Historical
	New Viad	Adjustments		New Viad(1)

	(in thousands, except per share data)
Revenues:
Convention show services	$428,951	$—		$428,951
Exhibit design and construction	149,367	—		149,367
Travel and recreation services	48,278	—		48,278

Total revenues	626,596	—		626,596

Costs and expenses:
Costs of services	426,196	—		426,196
Costs of products sold	149,382	—		149,382
Corporate activities	12,447	—		12,447
Interest income	(272)			(272)
Interest expense	2,900	202	(2)	3,102
Restructuring recovery	(1,476)	—		(1,476)
Minority interests	179	—		179

Total costs and expenses	589,356	202		589,558

Income (loss) before income taxes	37,240	(202)		37,038
Income tax expense (benefit)	16,300	(79	)(3)	16,221

Net income (loss)	$20,940	$(123)		$20,817

Diluted income per common share(4)
Net income per common share	$0.24			$0.24

Average outstanding and potentially dilutive common shares	86,524			86,524

Basic income per common share(5)
Net income per common share	$0.24			$0.24

Average outstanding common shares	86,168			86,168

(1)	Management expects that one-time pre-tax expenses of up to $15.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(2)	Adjustment assumes net increased interest expense due to new bank credit facility drawing of $29.0 million at a LIBOR-indexed rate applicable to New Viad compared to the weighted average interest rate on the retired debt of Viad.

(3)	Adjustment assumes an effective income tax rate of 39 percent.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

(5)	The computation of unaudited pro forma basic income (loss) per common share for the period presented is based upon Viad Corp’s historical weighted average number of shares of Viad common stock outstanding.

UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

	As of September 30, 2003

		Pro Forma
	Historical
	New Viad	Adjustments		New Viad

	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$66,284	$29,000	(1)	$53,784
		(29,000	)(1)
		(12,500	)(1)
Accounts receivable, net	49,060	—		49,060
Inventories	35,170	—		35,170
Deferred income taxes	32,272	—		32,272
Other current assets	11,405	—		11,405

Total current assets	194,191	(12,500)		181,691
Property and equipment, net	154,432	—		154,432
Other investments and assets	24,228	—		24,228
Deferred income taxes	65,563	—		65,563
Goodwill	255,097	—		255,097
Other intangible assets, net	14,197	—		14,197

Total Assets	$707,708	$(12,500)		$695,208

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$34,214	$—		$34,214
Other current liabilities	158,720	—		158,720
Current portion of long-term debt	908	—		908

Total current liabilities	193,842	—		193,842
Long-term debt	50,077	29,000	(1)	50,077
		(29,000	)(1)
Pension and other postretirement benefits	26,381	—		26,381
Other deferred items and insurance liabilities	117,637	—		117,637
Minority interests	3,337	—		3,337
Stockholder’s equity:
Net investment of Viad Corp.	317,168	(317,168	)(2)	—
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 issued	—	149,610	(2)	149,610
Additional capital	—	484,449	(2)	471,949
		(12,500	)(1)
Retained income	—	—		—
Unearned employee benefits and other	—	(24,004	)(2)	(24,004)
Accumulated other comprehensive income (loss):
Unrealized gain on investments	253	—		253
Cumulative foreign currency translation adjustments	2,984	—		2,984
Minimum pension liability adjustment	(3,971)	—		(3,971)
Common stock in treasury, at cost, 11,381,623 shares	—	(292,887	)(3)	(292,887)

Total Stockholder’s equity	316,434	(12,500)		303,934

Total Liabilities and Stockholder’s Equity	$707,708	$(12,500)		$695,208

(1)	Adjustment assumes New Viad obtained bank credit facilities providing availability of at least $100.0 million of borrowing capacity and drew $29.0 million on the facilities, which was used to repay the portion of Viad Corp’s historical debt allocated to New Viad and to be retired concurrent with the spin-off. Also assumes that New Viad incurred expenses of $12.5 million in connection with the spin-off.

(2)	Adjustment reflects the capitalization of New Viad.

(3)	Adjustment reflects re-establishment of Viad Corp’s treasury stock, which shares will remain shares of New Viad.

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF NEW VIAD

      The following table summarizes selected historical combined financial and other data for New Viad. The statement of income data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data at December 31, 2002 and 2001 set forth below are derived from the audited combined financial statements of New Viad included elsewhere in this information statement. The statement of income data for the years ended December 31, 1999 and 1998 and the balance sheet data at December 31, 2000, 1999 and 1998 set forth below are derived from the unaudited combined financial information of New Viad not included elsewhere in this information statement. The statement of income data for the nine months ended September 30, 2003 and 2002 and the balance sheet data as of September 30, 2003 are derived from the unaudited combined financial statements of New Viad included elsewhere in this information statement. The balance sheet data at September 30, 2002 is derived from the unaudited combined financial information of New Viad not included in this information statement.

      The selected historical combined financial data is not necessarily indicative of the results of operations or financial position that would have occurred if New Viad had been a separate, independent company during the periods presented, nor is it indicative of its future performance. This historical data should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad” and New Viad’s combined financial statements and related notes included elsewhere in this information statement.

	Nine months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except per share data)
Statement of Income Data:
Revenues:
Convention show services	$428,951	$460,423	$568,301	$604,148	$692,843	$642,817	$626,050
Exhibit design and construction	149,367	165,450	217,932	279,896	339,272	289,951	223,115
Travel and recreation services	48,278	53,484	58,253	61,453	72,508	78,977	70,040

Total revenues	$626,596	$679,357	$844,486	$945,497	$1,104,623	$1,011,745	$919,205

Income (loss) from continuing operations (1), (2)	$20,940	$25,119	$8,395	$(40,603)	$44,802	$46,897	$57,668
Change in accounting principle (3)	—	(37,739)	(37,739)	—	—	—	—

Net income (loss)	$20,940	$(12,620)	$(29,344)	$(40,603)	$44,802	$46,897	$57,668

Unaudited pro forma diluted income (loss) per common share
Continuing operations (1), (2)	$0.24	$0.29	$0.10	$(0.47)	$0.49	$0.49	$0.59
Change in accounting principle (3)	—	(0.44)	(0.44)	—	—	—	—

Diluted net income (loss) per common share	$0.24	$(0.15)	$(0.34)	$(0.47)	$0.49	$0.49	$0.59

Average outstanding and potentially dilutive common shares	86,524	86,961	86,716	86,322	90,925	96,396	98,367

Unaudited pro forma basic income (loss) per common share
Continuing operations (1), (2)	$0.24	$0.29	$0.10	$(0.47)	$0.50	$0.50	$0.61
Change in accounting principle (3)	—	(0.44)	(0.44)	—	—	—	—

Basic net income (loss) per common share	$0.24	$(0.15)	$(0.34)	$(0.47)	$0.50	$0.50	$0.61

Average outstanding common shares	86,168	86,325	86,178	85,503	88,802	93,007	94,382

Balance Sheet Data (at end of period):
Total assets	$707,708	$685,480	$673,356	$732,848	$826,198	$810,967	$821,405
Total debt (4)	50,985	70,952	66,778	73,703	83,118	78,176	98,894
Stockholder’s equity	316,434	266,625	266,163	333,440	432,356	361,211	372,551
Other Data:
EBITDA (5)	$57,744	$66,973	$47,083	$(18,029)	$118,850	$121,924	$145,286

(1)	Includes restructuring charges and other items (after-tax) of $890,000 income, or $0.01 per diluted share, and $249,000 income, or $0.00 per diluted share for the nine months ended September 30, 2003 and 2002, respectively, and $12.1 million expense, or $0.14 per diluted share, in 2002; $55.3 million expense, or $0.64 per diluted share, in 2001; $877,000 income, or $0.01 per diluted share, in 2000; $817,000 income, or $0.01 per diluted share, in 1999; and $19.7 million income, or $0.20 per diluted share, in 1998.

(2)	In January 2002, Viad adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 specifies that goodwill and certain intangible assets with indefinite lives no longer be amortized but instead be subject to periodic impairment testing. Excluding the amortization of previously expensed goodwill and certain intangible assets, income from continuing operations and corresponding diluted income per share would have been $(19.7) million ($0.23 diluted loss per share) in 2001, $66.8 million ($0.74 diluted income per share) in 2000, $67.9 million ($0.71 diluted income per share) in 1999, and $70.9 million ($0.72 diluted income per share) in 1998.

(3)	In accordance with the adoption of SFAS No. 142, New Viad completed the transitional impairment test for goodwill during 2002 and concluded that a transitional impairment loss of $40.0 million ($37.7 million after-tax) should be recognized related to goodwill at Exhibitgroup.

(4)	Long-term debt includes debt allocated or directly attributable to New Viad. The historical allocation of debt was based on the prorated level of debt (other than debt related to employee benefit plans) estimated to be owed by New Viad immediately following the spin-off.

(5)	EBITDA is a measure of New Viad’s ability to service debt, fund capital expenditures and finance growth, and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP. This information is supplemental to results presented under GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA is defined by New Viad as income before interest expense, income taxes, depreciation and amortization, and changes in accounting principles.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF NEW VIAD

      The following information should be read in conjunction with New Viad’s combined financial statements and related notes included elsewhere in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. New Viad’s actual results could differ materially from those anticipated in the forward-looking statements due to factors discussed under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this information statement.

Overview

      On July 24, 2003, Viad Corp announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock. At the time of the spin-off, the businesses of MoneyGram International, Inc. will consist solely of the payment services business. The continuing business of Viad Corp, which we refer to as “New Viad,” will consist solely of the businesses of the convention and event services, exhibit design and construction, and travel and recreation services operations including Viad Corp’s centralized corporate functions located in Phoenix, Arizona. The spin-off and related transactions are subject to a number of conditions described elsewhere in this information statement and are not expected to be completed earlier than the end of the first quarter of 2004, and there can be no assurance that any such transaction will be completed.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million, tender for its senior notes and subordinated debt and retire certain other obligations for a total of approximately $62.5 million, and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. New Viad intends to negotiate and enter into bank credit facilities providing availability of at least $100 million for working capital purposes and to support letters of credit, of which New Viad expects to borrow approximately $29 million at the time of the spin-off. Management expects that the term of these facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio. There can be no guarantee that New Viad will be able to negotiate credit facilities on terms acceptable to New Viad. However, completion of the spin-off is conditioned upon New Viad entering into satisfactory credit arrangements.

      Due to the relative significance of MoneyGram International, Inc. as compared to New Viad, the transaction will be accounted for as a reverse spin-off in accordance with EITF No. 02-11. Accordingly, MoneyGram International, Inc. will be treated as the “accounting successor” to Viad Corp for financial reporting purposes.

      As a result of the spin-off, New Viad has redefined its reportable segments to reflect a disaggregated presentation of Viad Corp’s Convention and Event Services Segment and the inclusion of the Travel and Recreation Services businesses as a reportable segment. Accordingly, New Viad operates in three reportable business segments as follows:

      GES — GES provides various convention and trade show services throughout North America, such as freight handling, transportation, installation, dismantling and management services to trade associations, trade show management companies and exhibitors. GES also provides certain exhibit design and construction services.

      Exhibitgroup — Exhibitgroup specializes in the large-to-small scale design, construction, installation and warehousing of convention and trade show exhibits and displays, primarily for corporate customers in North America, and to a lesser extent in Europe. Exhibitgroup also provides various trade show services to its corporate customers.

      Travel and Recreation Services — Brewster and Glacier provide tour and charter operations for tourism in the Canadian Rockies, and operate historic lodges and food services in certain national parks in North America.

Non-GAAP Measures

      The following discussion includes a presentation of EBITDA, which is utilized by management to measure profit and performance of New Viad’s operations. The presentation of EBITDA is supplemental to results presented under GAAP and may not be comparable to similarly titled measures used by other companies. This non-GAAP measure is used by management to assess New Viad’s ability to service debt, fund capital expenditures and finance growth, and should be considered in addition to, but not a substitute for, other measures of financial performance and liquidity reported in accordance with GAAP. EBITDA is defined by New Viad as income before interest expense, income taxes, depreciation and amortization, and changes in accounting principles. Management believes that the presentation of EBITDA will provide useful information to investors regarding New Viad’s results of operations because it is useful for trending, analyzing and benchmarking the performance and value of New Viad’s business. Management uses EBITDA primarily as a performance measure and believes that the GAAP financial measure most directly comparable to EBITDA is net income (loss). Although EBITDA is used as a financial measure to assess the performance of the business, the use of EBITDA is limited because it does not consider material costs, expenses and other items necessary to operate the business. These items include debt service costs, non-cash depreciation and amortization expense associated with long-lived assets, expenses related to federal and state income taxes and the effects of accounting changes. Because EBITDA does not consider these items, a user of New Viad’s financial information who relies on EBITDA as the only measure of performance could draw an incomplete or misleading conclusion regarding New Viad’s financial performance. Accordingly, a user of New Viad’s financial information should consider net income (loss) an important measure of New Viad’s financial performance because it provides a more complete measure of New Viad’s performance.

      A reconciliation of EBITDA to net income (loss) is as follows:

	Nine months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

	(in thousands)
EBITDA as presented	$57,744	$66,973	$47,083	$(18,029)	$118,850
Less:
Interest expense	(2,900)	(3,658)	(4,056)	(5,607)	(5,719)
Income taxes	(16,300)	(19,280)	(9,839)	20,449	(27,800)
Depreciation and amortization	(17,604)	(18,916)	(24,793)	(37,416)	(40,529)
Change in accounting principle	—	(37,739)	(37,739)	—	—

Net income (loss)	$20,940	$(12,620)	$(29,344)	$(40,603)	$44,802

      For the first nine months of 2003, EBITDA decreased to $57.7 million from $67.0 million in the first nine months of 2002. The decrease is largely due to the decline in total revenues during 2003, that resulted in lower operating income. EBITDA was $47.1 million in 2002 compared to $(18.0) million in 2001. The year-over-year increase of $65.1 million reflects decreased restructuring charges and other items of $72.2 million, partially offset by lower overall revenues and operating income in 2002. The decrease in EBITDA in 2001 compared to 2000 was driven by aggregate restructuring charges of $61.4 million, a litigation settlement of $29.3 million and the decline in revenues and operating income during 2001.

Results of Operations

      During 2002 and continuing in 2003, GES and Exhibitgroup continued to experience tradeshow shrinkage and declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than place new orders. These conditions have resulted in overall declines in revenues for GES and Exhibitgroup since 2001. As a result of decreased visibility over future revenues and continued uncertainties regarding improvements in the tradeshow industry, Exhibitgroup revised its forecasted demand and reevaluated its manufacturing capacity requirements and cost structure during the fourth quarter of

2002. Accordingly, New Viad recorded a 2002 fourth quarter restructuring charge related to Exhibitgroup totaling $20.5 million ($13.3 million after-tax) of which $1.1 million relating to consulting fees incurred and the write-down of certain inventories was charged to “Costs of products sold” in the combined statements of income. The remaining $19.4 million was classified under the caption “Restructuring charges” in the combined statements of income. The restructuring relates to the closure and consolidation of certain facilities, severance and other costs related to the elimination of approximately 230 positions across numerous regions, business functions and job classes. The charge also includes amounts for the disposal (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (net of estimated sublease income) and other exit costs. Exhibitgroup expects to substantially complete the restructuring activities by December 31, 2003; however, payments due under long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will be made over the varying terms of the individual separation agreements. New Viad expects that the restructuring charge will result in cost savings in the range of $8 million to $9 million in 2003 based on the timing of activities pursuant to the restructuring plan. As of September 30, 2003, a remaining liability related to the 2002 restructuring of $11.9 million was included in the combined balance sheets. During 2001 a restructuring charge of $65.1 million ($39.7 million after-tax) was recorded for which the related restructuring activities had been completed by the end of 2002. As of September 30, 2003, a remaining liability related to the 2001 restructuring of $14.9 million was included in the Combined Balance Sheets.

      In 2002, New Viad adopted SFAS No. 142, which requires that goodwill and certain other intangible assets no longer be amortized, but instead be tested for impairment. Concurrent with the adoption of SFAS No. 142, New Viad performed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. New Viad determined that no impairment existed for other intangible assets but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recorded related to goodwill at Exhibitgroup. See “— Critical Accounting Policies” for additional discussion related to goodwill impairment testing.

Nine Months Ended September 30, 2003 and 2002

      Revenues for the first nine months of 2003 decreased 7.8 percent to $626.6 million from the first nine months of 2002 of $679.4 million. The decline was driven by continued weakness in the tradeshow industry characterized by fewer number of shows held combined with the smaller size of existing shows. Negative show rotation also impacted revenues, as did weak demand for the design and construction of new exhibits. Travel and recreation revenues also declined reflecting difficult economic conditions in that segment. Income before income taxes and change in accounting principle was $37.2 million for the first nine months of 2003, down 16.1 percent from $44.4 million in 2002. The decline was due to decreased revenues noted above, partially offset by certain margin improvements at GES. Net income for the first nine months of 2003 was $20.9 million compared to a net loss of $12.6 million in 2002. The net loss in 2002 reflects the $37.7 million (net of tax) charge associated with the change in accounting principle related to goodwill impairment at Exhibitgroup.

      GES. Revenues for GES were $411.6 million for the first nine months of 2003, down 6.1 percent from $438.2 million. The decrease in revenues largely reflects negative show rotation related to the International Manufacturing Technology Show, which is one of the largest tradeshows in the world and occurs every other year (re-signed by GES and scheduled for 2004). Furthermore, GES experienced weak exhibit and design-related revenues during the period. Although GES has a diversified revenue base, revenue growth is dependent on general economic and industry-specific conditions as well as show rotation. There continues to be weakness in the number of shows held and the size of existing shows, particularly in the technology industry.

      GES segment operating income was $42.3 million for the first nine months of 2003 compared to $41.9 million in 2002. Operating margins increased to 10.3 percent in 2003 as compared to 9.6 percent in 2002. GES’s operating income improved despite lower overall revenues. This improvement reflects increased efficiency and lower overhead costs. Management continues to emphasize cost containment initiatives due to the overall weak economic environment and uncertainties regarding near-term revenue growth.

      Exhibitgroup. Revenues for Exhibitgroup were $166.7 million for the first nine months of 2003, down 11.2 percent from $187.7 million in 2002. The decline in revenues was driven by weak demand for the design and construction of new exhibits and by negative show rotation. Corporate spending for new exhibits remained soft, as many customers elected to refurbish or utilize existing exhibits. Show services revenues provided in connection with comprehensive exhibit programs have also remained weak due to the overall condition of the tradeshow industry.

      Exhibitgroup segment operating loss was $3.3 million for the first nine months of 2003 compared to $259,000 in 2002. The increase in operating loss is due to lower revenues noted above, partially offset by cost reductions primarily resulting from the fourth quarter 2002 restructuring plan. Exhibitgroup expects that the restructuring plan will result in cost savings in the range of $8 million to $9 million in 2003 based on the timing of activities pursuant to the restructuring plan. Approximately $7 million of cost savings from the restructuring plan have been realized in the first nine months of 2003. Despite management’s efforts to reduce costs, operating income could be negatively impacted if the weakness in marketing-related corporate spending continues.

      Travel and Recreation Services. Revenues for the Travel and Recreation Services segment were $48.3 million for the first nine months of 2003, down 9.7 percent from $53.5 million in 2002. The SARS health issue, threats of terrorism and the war in Iraq have negatively impacted the travel and recreation industry as a whole. The SARS outbreak particularly impacted Brewster’s operations, as a significant portion of its traditional customer base travels from Asia. Glacier’s results were also impacted by the wildfires in and around Glacier National Park during the peak season.

      Travel and Recreation Services segment operating income was $12.0 million for the first nine months of 2003 compared to $16.4 million in 2002. The decline in operating income is primarily due to decreased revenues. Operating margins decreased to 24.9 percent in 2003 compared to 30.6 percent in 2002.

      Corporate Activities. Corporate activities expense for the first nine months of 2003 increased 13.7 percent to $12.6 million from $11.5 million in 2002. The increase was primarily due to higher insurance premiums and employee benefit costs.

      Income Taxes. The effective tax rate was 43.8 percent for the first nine months of 2003 and 43.4 percent for 2002.

Years Ended December 31, 2002, 2001 and 2000

2002 vs. 2001

      Revenues for 2002 decreased 10.7 percent to $844.5 million from $945.5 million in 2001. The decline was primarily driven by weak demand for the design and construction of new exhibits. This decline reflects the downturn in the general economy and diminished corporate spending. New Viad also experienced moderate declines in convention and event services and travel and recreation services revenues. Income before income taxes and change in accounting principle was $18.2 million for 2002, compared to a loss of $61.1 million in 2001. The 2001 loss includes aggregate restructuring charges of $65.1 million and a litigation settlement of $29.3 million. Net loss for 2002 was $29.3 million compared to a net loss of $40.6 million in 2001. The 2002 net loss included the $37.7 million after-tax transitional impairment charge related to the adoption of SFAS No. 142.

      GES. Revenues for GES were $533.9 million for 2002 compared to $537.7 million in 2001. The decline in revenues largely reflects lower demand for services and tradeshow shrinkage due to overall weak economic conditions. Since 2001, and throughout 2002, the tradeshow industry has experienced sequential declines in tradeshow attendance, the number of exhibiting companies, and convention square footage. Tradeshow activity also reflects industry-specific conditions. Show shrinkage was significant in the technology and telecommunications sectors, while health-related shows had slightly improved and other services industries had stabilized. During 2002, several shows were canceled, scaled back or lost to competitors. However, these declines were partially offset by new business in 2002 such as the Comdex and International Manufacturing Technology shows, and positive show rotation related to the ConExpo/ ConAg and International Woodworking shows, as these events do not occur every year.

      Segment operating income was $42.8 million for 2002, up 37.9 percent from $31.0 million in 2001. Operating margins increased to 8.0 percent in 2002 from 5.8 percent in 2001. Operating income improvements during 2002 primarily reflect improved margins and lower costs as the benefit of previous restructuring activities has largely been realized. Although GES has a diversified revenue base including existing contracts for future shows, revenue growth is dependent on general economic and industry-specific conditions. Furthermore, political instability in the Middle East and threats of terrorism could continue to impact travel, which may adversely affect the tradeshow industry.

      Exhibitgroup. Revenues for Exhibitgroup were $252.4 million for 2002, down 27.1 percent from $346.4 million in 2001. Segment operating loss was $2.6 million for 2002 compared to operating income of $3.3 million in 2001. Revenues were negatively impacted by further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than placing new orders. Operating income performance was poor during 2002 primarily due to the decline in revenues, excess manufacturing capacity, and certain process inefficiencies.

      As a result of decreased visibility over revenues and continued uncertainties regarding improvements in the tradeshow industry, a restructuring plan was approved in the fourth quarter of 2002 resulting in a charge of $20.5 million ($13.3 million after-tax). The components of the $20.5 million charge consisted of facility closure and lease termination costs of $12.8 million (net of estimated sublease income of $3.9 million), asset impairments related to fixed assets and inventories of $4.1 million, employee severance and benefits of $2.9 million and other charges of $650,000. The restructuring plan is primarily focused on cost reductions through centralizing manufacturing capacity from five locations to three and centralizing certain support functions. Approximately 230 positions were eliminated in connection with the restructuring. Future revenues and operating income could be adversely impacted if there are further declines in corporate spending for exhibit construction, despite management’s plans to reduce costs. Exhibitgroup expects to substantially complete the restructuring activities by December 31, 2003; however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will be made over the varying terms of the individual separation agreements. Exhibitgroup expects that the restructuring charge will result in cost savings in the range of $8 million to $9 million in 2003 based on the timing of activities pursuant to the restructuring plan. See “— Critical Accounting Policies” for additional discussion of the accounting methodology related to the 2002 restructuring.

      Travel and Recreation Services. Revenues for the Travel and Recreation Services segment were $58.3 million for 2002, down 5.2 percent from $61.5 million in 2001. Segment operating income was $14.2 million for 2002 compared to $14.7 million in 2001. Operating margins increased to 24.5 percent in 2002 from 23.9 percent in 2001. The revenue decrease resulted primarily from a continued decline in the world travel market. Despite declines in tourism and the soft economy, these businesses generated increased operating margins and will continue to focus on cost control until world travel returns to previous levels. Furthermore, political instability in the Middle East and threats of terrorism resulting in reduced travel could continue to impact the travel and recreation businesses.

      Corporate Activities. Corporate activities expense for 2002 increased to $14.2 million from $13.6 million in 2001. The increase is largely due to higher insurance premiums and employee benefit costs in 2002.

      Income Taxes. The effective tax rate was 54.0 percent for 2002 compared to a tax benefit of 33.5 percent for 2001. The higher than normal effective income tax rate for 2002 is due to higher state income tax expense associated with adjustments for potentially unrealizable future benefits of state net operating losses. The tax benefit in 2001 was predominantly due to the restructuring charges and other items recorded during the year.

2001 vs. 2000

      Revenues for 2001 decreased 14.4 percent to $945.5 million from $1.1 billion in 2000. Loss before income taxes and change in accounting principle was $61.1 million for 2001 compared to income of $72.6 million in 2000. Net loss for 2001 was $40.6 million compared to net income of $44.8 million in 2000.

      In the 2001 third quarter, New Viad recorded restructuring charges totaling $65.1 million ($39.7 million after-tax) associated with the closure and consolidation of certain facilities, severance and other employee benefits of which $3.7 million (relating to the write-down of certain inventories) was charged to “Costs of products sold.” The remaining $61.4 million was classified under the caption “Restructuring charges.” All facilities were closed or consolidated and all of the positions had been eliminated as of December 31, 2002. Payments under long-term lease obligations, however, will continue to be made over the remaining terms of the leases. Severance and benefits payments will be made over the varying terms of the individual separation agreements.

      GES. Revenues for GES were $537.7 million for 2001, down 11.2 percent from $605.7 million in 2000. GES operating income was $31.0 million with an operating margin of 5.8 percent for 2001 compared to $49.9 million with an operating margin of 8.2 percent in 2000. GES was affected by the overall softness in the economy, the technology and telecom decline, the events of September 11, 2001 and negative show rotation. Fear of travel as a result of the events of September 11, 2001 negatively impacted tradeshow attendance and resulted in increased show cancellations, and thus reduced revenues. In addition, certain large tradeshows held in 2000 were not held in 2001 (negative “show rotation”) therefore adversely impacting year over year revenues. Finally, year over year revenue was negatively impacted by the loss of tradeshows of the Key3Media, as discussed below. Although progress was being made with regard to the 2000 restructuring, the benefits had not yet been fully realized and were further dampened by the dramatic drop in attendance after the events of September 11, 2001.

      In August 2000, Key3Media, a company spun off by Ziff-Davis Inc., terminated a long-term agreement with GES to produce tradeshows. GES and Key3Media had been involved in litigation regarding the contract termination. The key issues in the litigation related to the interpretation of certain contract terms and the scope of free services required of GES. During the second quarter of 2001, after both GES and Key3Media assessed the business market, the risks and demands of the litigation and the need to move forward on a productive basis, GES and Key3Media agreed to settle the litigation. As a result, New Viad recorded a charge totaling $29.3 million ($18.3 million after-tax) in the second quarter of 2001 representing primarily the write-off of net receivables and prepayments made to Key3Media. The $29.3 million charge was recorded under “Litigation settlement and costs” in the Combined Statements of Income.

      Exhibitgroup. Revenues for Exhibitgroup were $346.4 million for 2001, down 18.8 percent from $426.4 million in 2000. Exhibitgroup operating income was $3.3 million for 2001 compared to $30.7 million in 2000. Exhibitgroup’s exhibit and design business has suffered from the events of September 11, 2001 and the negative implications to the tradeshow industry that resulted. The general malaise in the economy, further damaged with terrorist threats after September 11, 2001 and resulting travel concerns caused many customers to delay or cancel exhibit construction, opting instead to refurbish old exhibits, thus directly impacting revenues.

      Travel and Recreation Services. Revenues for the Travel and Recreation Services segment were $61.5 million for 2001, down 15.2 percent from $72.5 million in 2000. Segment operating income was $14.7 million for 2001 compared to $19.1 million in 2000. Operating margins decreased to 23.9 percent in 2001 compared to 26.4 percent in 2000. The revenue decrease resulted primarily from an overall decrease in traffic from Japanese and European tourists and from a decrease in overall package tours and charter volumes. The declines in tourism were reflective of the soft economy, higher fuel costs and the September 11, 2001 terrorist attacks.

      Corporate Activities. Corporate activities expense for 2001 increased to $13.6 million from $12.6 million in 2000. The increase was primarily due to a write-down of a partnership interest resulting from its impairment deemed to be other-than-temporary.

      Income Taxes. The effective tax benefit rate was 33.5 percent for 2001 compared to an effective tax rate of 38.3 percent for 2000. The tax benefit in 2001 was predominantly due to the restructuring and other charges recorded during the year.

Liquidity and Capital Resources

      As of September 30, 2003, New Viad had cash and cash equivalents of $66.3 million compared to $40.1 million at December 31, 2002. New Viad’s total debt was $51.0 million as of September 30, 2003 compared to $66.8 million at December 31, 2002.

      Long-term debt includes debt allocated or directly attributable to New Viad. Included in New Viad’s financial statements is an allocated portion of Viad’s historical debt balances. For the purpose of preparing New Viad’s financial statements, the historical allocation of debt was based on the prorated level of debt estimated to be assumed and refinanced by New Viad at the time of the spin-off. Of the total debt balance of $51.0 million at September 30, 2003, $22.0 million represents debt obligations directly attributable to New Viad’s operations and $29.0 million represents allocated general corporate debt of Viad.

      In connection with the spin-off transaction, New Viad intends to negotiate and enter into bank credit facilities providing availability of at least $100 million to be available for working capital purposes and to support letters of credit, of which New Viad expects to borrow approximately $29 million at the time of the spin-off. Management expects that the term of such facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio. There can be no guarantee that New Viad will be able to negotiate credit facilities on terms acceptable to New Viad. However, completion of the spin-off is conditional upon New Viad entering into satisfactory credit arrangements.

      Capital expenditures for the nine months ended September 30, 2003 totaled $10.0 million as compared to $6.8 million in the 2002 nine month period. Capital expenditures were $13.4 million, $17.6 million and $20.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. These expenditures primarily relate to certain leasehold improvements, information systems and related costs, and manufacturing and other equipment related to GES and Exhibitgroup.

      The following table presents New Viad’s contractual obligations as of September 30, 2003:

		Payments due by period

		Less than			After
	Total	1 year	2-3 years	4-5 years	5 years

	(in thousands)
Long-term debt	$44,230	$500	$28,052	$1,577	$14,101
Capital lease obligations	6,755	408	832	784	4,731
Operating leases	132,673	23,704	35,656	24,764	48,549

Total contractual cash obligations	$183,658	$24,612	$64,540	$27,125	$67,381

      In December 2002, GES began occupying and commenced lease payments on a newly constructed facility in Las Vegas, Nevada. The leased property provides GES with approximately 882,000 square feet of combined warehouse, manufacturing and office space. The lease term is 12 years and the aggregate base rental payments over the lease term are approximately $60 million. The lease was accounted for as an operating lease, and as such, is not included on New Viad’s Combined Balance Sheets. The amounts relating to the lease are included under “Operating leases” in the above table.

      As of September 30, 2003, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries, including those comprising New Viad. These guarantees are not subject to liability recognition in the combined financial statements and primarily relate to facility leases entered into by New Viad’s subsidiary operations. New Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that New Viad would be required to make under all guarantees existing at September 30, 2003 is $35.0 million. There are no recourse provisions that would enable New Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby New Viad could recover payments.

      New Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions New Viad has or had operations and is subject to certain international agreements. As is the case with many companies, New Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although New Viad is a party to certain environmental disputes, New Viad believes that any liabilities resulting therefrom, after taking into consideration amounts already provided for, exclusive of any potential insurance recovery, have been properly reserved for; however, environmental settlements could result in future cash outlays.

Off-Balance-Sheet Arrangements

      New Viad has certain arrangements and transactions that are not recorded on the Combined Balance Sheets and could materially effect liquidity or require the use of capital resources. As of September 30, 2003, these arrangements include aggregate operating lease commitments of $132.7 million and aggregate guarantees of $35.0 million (representing parent guarantees of subsidiary obligations).

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the combined financial statements and related notes. These estimates and assumptions are evaluated on an ongoing basis and are based upon many factors, including historical experience, economic trends and management judgment. Actual results could differ from these estimates and reported amounts could be materially affected if different assumptions or conditions were to prevail.

      New Viad’s critical accounting policies and estimates are defined as those that are most important to the portrayal of New Viad’s results of operations and financial condition, and that require management to make its most difficult, complex or subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.

      Goodwill — SFAS No. 142, “Goodwill and Other Intangible Assets,” requires annual impairment testing of goodwill based on the estimated fair value of New Viad’s reporting units. The fair value of New Viad’s reporting units is estimated based on discounted expected future cash flows using a weighted average cost of capital rate. Additionally, an assumed terminal value is used to project future cash flows beyond base years. The estimates and assumptions regarding expected cash flows, terminal values and the discount rate require considerable judgment and are based on historical experience, financial forecasts, and industry trends and conditions.

      During 2002, New Viad recorded a transitional goodwill impairment loss of $40.0 million ($37.7 million after-tax) related to Exhibitgroup. A decline in the expected cash flows or the estimated terminal value could lead to additional goodwill impairment losses. Similarly, an increase in the discount rate (weighted average cost of capital) could also result in additional goodwill impairment.

      Insurance liabilities — New Viad is self-insured up to certain limits for workers’ compensation, automobile, product and general liability, property loss and medical claims. New Viad has also retained and provided for certain insurance liabilities in conjunction with the sales of businesses. Provisions for losses for claims incurred, including estimated claims incurred but not yet reported, are made based on New Viad’s prior historical experience, claims frequency and other factors. New Viad has purchased insurance for amounts in excess of the self-insured levels. A change in the assumptions used could result in an adjustment to recorded liabilities.

      Stock-based compensation — As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” New Viad uses the intrinsic value method prescribed by APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, New Viad does not use the fair value method to value stock options in accordance with SFAS No. 123. See Notes to Combined Financial Statements for the pro forma impact of stock-based awards using the fair value method of accounting.

      Restructuring charges and other items — As a component of the 2002 restructuring charge of $20.5 million, an accrued liability related to facility closure and lease termination costs of $12.8 million, net of estimated sublease income of $3.9 million, was recorded as of December 31, 2002. These costs were accounted for pursuant to EITF No. 94-3. Under EITF No. 94-3, these costs were considered to have no future economic benefit, and were therefore recorded at the time that Viad management approved and committed to the restructuring plan in the fourth quarter of 2002. The recorded amounts were based on the contractual obligations contained in the leases (net of estimated sublease income) and estimates of incremental costs incurred as a direct result of the restructuring plan.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Under SFAS No. 146, a liability for the costs associated with an exit or disposal activity is recognized and measured initially at its fair value in the period in which the liability is incurred. The liability would subsequently be adjusted for revisions related to the timing and amount of estimated cash flows and accretion expense, if applicable. If New Viad had elected to adopt the provisions of SFAS No. 146, the majority of the $12.8 million charge related to facility closure and lease termination costs would have been recorded based on the fair value of the liability at the time New Viad ceased using the related leased facilities and determined using a present value technique. The remaining portion of the $12.8 million liability would have been recorded at fair value at the time the liability was incurred (when services associated with the activity were received). If New Viad had elected to apply the accounting method under SFAS No. 146, the aggregate charge of $12.8 million discussed above would not have been recorded in the fourth quarter of 2002, rather, the fair value of these liabilities, estimated to be $10.9 million, would have been initially recorded in 2003 based on the restructuring plan. Furthermore, accretion expense associated with the lease termination liability would likely be recognized in future periods over the remaining term of the related lease agreements.

      The application of SFAS No. 146 would not have changed the method of accounting for other components of the restructuring charge including severance and other benefits of $2.9 million, asset impairments of $4.1 million and other charges of $650,000.

Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF

No. 00-21), effective for New Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The GES and Exhibitgroup segments derive revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Exhibit design and construction revenue is generally accounted for using the completed-contract method as contracts are typically completed within three months of contract signing. The adoption of EITF No. 00-21 did not have a material affect on New Viad’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. In accordance with FIN 45, New Viad’s guarantees principally relate to a parent’s guarantee of subsidiary obligations to a third party, and would therefore, be excluded from liability recognition at inception. The adoption of FIN 45 did not have a material affect on New Viad’s financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. This statement also amends APB No. 28 to require disclosure about those effects in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. New Viad has elected not to voluntarily change to the fair value based method of accounting for stock-based compensation at this time. New Viad has included the additional disclosure requirements in the Notes to Combined Financial Statements.

Forward-Looking Statements

      As provided by the safe harbor provision under the “Private Securities Litigation Reform Act of 1995,” New Viad cautions readers that, in addition to the historical information contained in this information statement, this information statement includes certain information, assumptions and discussions that may constitute forward-looking statements. These forward-looking statements are not historical facts, but reflect current estimates, projections, or expectations or trends concerning future growth, operating cash flows, availability of short-term borrowings, consumer demand, new business, productivity improvements, ongoing cost reduction efforts, efficiency, competitiveness, tax rates and restructuring plans (including timing and realization of cost savings). Actual results could differ materially from those projected in forward-looking statements. New Viad’s businesses can be affected by a host of risks and uncertainties. Among other things, gains and losses of customers, consumer demand patterns, labor relations, purchasing decisions related to customer demand for convention and event services, existing and new competition, industry alliances and consolidation and growth patterns within the industries in which New Viad competes and any further deterioration in the economy may individually or in combination impact future results. In addition to the factors mentioned elsewhere, economic, competitive, governmental, technological, capital marketplace and other factors including further terrorist activities or war could affect the forward-looking statements contained in this information statement.

Quantitative and Qualitative Disclosures about Market Risk

      New Viad’s market risk exposures relate to fluctuations in interest rates, foreign exchange rates and certain commodity prices. Interest rate risk is the risk that changing interest rates will adversely affect the market value and earnings of New Viad. Foreign exchange risk is the risk that fluctuating exchange rates will adversely affect earnings. Commodity risk is the risk that changing prices will adversely affect earnings.

      New Viad is exposed to short-term interest rate risk on certain of its debt obligations. New Viad currently does not use derivative financial instruments to hedge cash flows for such obligations.

      New Viad is exposed to foreign exchange risk as it has certain transactions, receivables and payables denominated in foreign currencies. New Viad utilizes forward contracts to reduce the impact on earnings due to its exposure to fluctuations in foreign exchange rates. The effect of changes in foreign exchange rates, net of the effect of the related forward contracts, is not significant.

      One of New Viad’s Travel and Recreation subsidiaries has certain exposure to changing fuel prices. The subsidiary enters into futures contracts with an oil company to purchase two types of fuel and specifies the monthly total volume, by fuel product, to be purchased over the agreed upon term of the contract, which is generally no longer than one year. The main objective of New Viad’s risk policy is to reduce transaction exposure in order to mitigate the cash flow risk and protect profit margins.

BUSINESS OF NEW VIAD

      Following the completion of the spin-off, Viad will continue to provide high-quality services that address the needs of trade show organizers and exhibitors, as well as travel and recreation services in the United States and Canada. Our business will be operated through three segments:

•	GES — GES provides various convention and trade show services throughout North America, such as freight handling, transportation, installation, dismantling and management services to trade associations, trade show management companies and exhibitors. GES also provides certain exhibit design and construction services;

•	Exhibitgroup — Exhibitgroup specializes in the large-to-small scale design, construction, installation and warehousing of convention and trade show exhibits and displays, primarily for corporate customers in North America, and to a lesser extent in Europe. Exhibitgroup also provides various trade show services to its corporate customers; and

•	Travel and Recreation Services — Brewster and Glacier Park provide tour and charter operations for tourism in the Canadian Rockies, and operate historic lodges and food services in certain national parks in North America.

      GES is a leading provider of a diverse array of services in connection with the effective planning, design and execution of a convention, trade show or special event. The core customers of GES are trade show organizers and exhibitors at the trade shows of these organizers, which are required by the organizer to use GES to provide certain services. GES also provides services to exhibitors on an elective basis. GES provides services at an estimated 2,000 trade shows and events annually and produces some of the most visible and influential events in the trade show industry. GES’s primary services include trade show layout and design, logistics planning and show execution. GES was the primary service provider for seven of the top ten trade shows (based on square footage) in North America in 2002, and during 2000 through 2002, GES was the primary service provider for more than a third of the top 200 trade shows (based on square footage) in North America.

      Exhibitgroup is one of the largest and most experienced exhibit designers and fabricators in the world, with an over 60-year operating history of providing custom exhibit design and construction and related services to large companies. Exhibitgroup is also a highly-specialized exhibit program manager, working closely with its core client base of Fortune 1000 and large private company clients with one-stop trade show management and production of an entire exhibit campaign over a series of trade shows or events. Exhibitgroup’s core competencies include three-dimensional design, custom construction, exhibitor show program management, installation and dismantle services and innovative technology. Exhibitgroup has won over 50 design awards since 1997, including 28 prestigious “Best of Show” awards for exhibits that its clients have presented at particular trade shows.

      Brewster provides a variety of tourism services in the Rocky Mountains of southern Alberta, Canada, including two world-class attractions, the Banff Gondola and the Columbia Icefield, as well as “snocoach” tours, motorcoach services, charter and sightseeing services, hotel operations and travel agencies in Alberta, Canada. Brewster’s services also include package tour operations for destinations in Canada.

      Glacier Park is the largest concessionaire in Glacier National Park in Montana. Glacier Park operates, among other things, four historic lodges and three motor inns in and around Glacier National Park and Waterton Lakes National Park in southern Alberta, Canada.

      In 2002 and the first nine months of 2003, we had revenues of $844.5 million and $626.6 million and segment operating income of $54.4 million and $51.0 million, respectively. The following table sets forth revenue and segment operating income for 2002 and the first nine months of 2003.

	2002				Nine Months Ended September 30, 2003

			Operating				Operating
(in millions)	Revenues	%	Income	%	Revenues	%	Income	%

GES	$533.9	63.2%	$42.8	78.6%	$411.6	65.7%	$42.3	83.0%
Exhibitgroup	252.4	29.9%	(2.6)	(4.8)%	166.7	26.6%	(3.3)	(6.5)%
Travel and Recreation Services	58.2	6.9%	14.2	26.2%	48.3	7.7%	12.0	23.5%

Totals	$844.5	100.0%	$54.4	100.0%	$626.6	100.0%	$51.0	100.0%

Competitive Advantages

      We believe that a number of competitive advantages distinguish us from competitors in our various businesses, including:

•	Leading Market Position. Each of GES and Exhibitgroup occupy a leading position in its industry. These leadership positions are largely due to strong, experienced and talented personnel, equipment resources, innovative technology and process improvement. These capabilities allow GES and Exhibitgroup to provide top quality products and services at competitive rates and be recognized as world-class providers in their respective marketplaces.

•	Ability to Offer an Integrated Suite of Service Offerings. The distinct yet synergistic services provided by GES and Exhibitgroup allow us to service virtually all needs of exhibit and trade show customers. Exhibitgroup provides one-stop shopping for exhibit program clients, providing all exhibit-related services required in the context of a client’s overall marketing strategy. GES is similarly positioned to address all the needs of the trade show customer, from the planning stages to all aspects of execution of a successful trade show.

•	Strong Customer Relationships. GES and Exhibitgroup pride themselves on their high level of customer service, which has allowed them to develop long-standing relationships with a wide range of customers in various industries and has resulted in a high percentage of contract renewals. Our highly skilled and experienced team of sales, design and service professionals works hard to understand and bring to life the goals of both long-standing and new design clients and trade show customers.

•	Well-Positioned in Major Trade Show Markets. GES and Exhibitgroup have a well-established presence in North America’s most active convention and event services markets, as well as production facilities and warehouses in strategic locations throughout North America. This broad geographic presence allows GES and Exhibitgroup to efficiently and simultaneously service customers throughout the United States. Exhibitgroup also has a strong presence outside North America, with European operations and strategic global alliances that distinguish Exhibitgroup from its competitors around the world. In addition, GES is the leading participant in the Las Vegas trade show market, which is the premier venue for national trade shows. GES is headquartered and has extensive facilities in Las Vegas, Nevada.

•	Technology Leadership. We believe that both Exhibitgroup and GES are industry leaders and innovators in technologies used to address customers’ needs. From design software to logistics and construction technologies, Exhibitgroup and GES’s technologies are often benchmarks in their respective industries.

•	Operations in Internationally Recognized Travel and Recreation Sites. We believe that Glacier National Park and the Canadian Rockies are internationally recognized as vacation destinations. The U.S. National Park Service refers to Glacier National Park as one of the “jewels” of the National Park system. The Columbia Icefield and the Canadian Rockies in general are also internationally recognized for their spectacular landscapes and unique tourism opportunities.

Growth Strategies

      Our strategy is to enhance our leadership role in our key markets. To achieve this goal, we have several key business strategies:

•	Maximizing Revenue Opportunities Through Enhanced Service Offerings and Geographic Expansion. GES intends to drive revenue growth by increasing sales of elective exhibitor services through the Exhibitor Value Program. GES and Exhibitgroup intend to expand their presence in high-growth geographic areas and industries for which trade shows and events are an important marketing tool. Exhibitgroup intends to increase its international revenue by expanding its network of global strategic alliances that allow it to service clients worldwide.

•	Leveraging the Relationship between GES and Exhibitgroup. Although GES and Exhibitgroup are distinct businesses, we plan to leverage the core competencies of each to provide customers with additional value, including capitalizing on the growth in corporate specialty events by offering integrated services from GES and Exhibitgroup to the large companies that sponsor these events. We plan to optimize the unique talents of these businesses, with Exhibitgroup designing the event theme and exhibits and GES providing general contractor services to produce the corporate event. For example, in the 2003 Ford Centennial Celebration, Exhibitgroup provided its design expertise to bring the event theme to life and to design specific exhibits and GES acted as the general services contractor to stage the event.

•	Increasing Efficiencies. To increase value to customers and stockholders, we intend to continue centralizing operations. During 2003, Exhibitgroup consolidated production facilities and certain accounting and finance functions, and strategically relocated sales and design offices. GES has developed, and continues to train its staff in, best practice processes for all key elements of show execution, including labor planning, equipment distribution, product delivery and freight management. The end result of these best practices is higher service levels to the trade show organizers and exhibitors and more effective cost controls.

•	Making Selective Investments and Focused Acquisitions. We intend to make selective investments in projects, including technology, and to make acquisitions that we believe will improve financial returns, enhance our range of capabilities and improve client service levels. We plan to refine our planning, inventory management and billing systems, as well as the internal systems that support our operations.

Trade Show Industry Background and Outlook

      We believe the trade show industry to be an approximately $16 billion industry in North America (measured only by exhibit space sales, general service contracting, exhibit design and construction, audio/ visual production, registration fees and promotions). Lasting from a day to weeks, trade shows provide manufacturers, suppliers and sellers a forum to display their products and services to potential buyers such as distributors, retailers and end-users. Trade shows generally are centered around a specific industry or topic, such as machine tools and plastics, furniture, consumer electronics, fashion, travel, automobiles or health care. A trade show draws significant numbers of exhibiting companies, or exhibitors, and attendees interested in buying products and services or learning more about products and services or about manufacturers and suppliers in their specific field.

      Trade shows are also diverse as to venues, size, cities and industries. Currently, the largest percentage of trade shows (approximately 20 percent) are for the medical and health care industry and the next largest percent of trade shows (approximately 18 percent) are for travel, entertainment, art and consumer services industries. The most popular venues for trade shows are exhibition/ convention centers, which offer large square footage and convenient space. Almost 40 percent of trade shows are held in exhibition/ convention centers. Another 40 percent of trade shows are held in hotels and their convention space. The remaining trade shows are held in conference centers, seminar facilities and other locations. The size of a trade show can range from over one million square feet to as little as 3,000 square feet. The most active cities in North America for the 200 largest trade shows based on net square footage are Las Vegas (approximately 26.1 percent), Chicago (approximately 13.5 percent), Orlando (approximately 9 percent), New York (approximately 6.4 percent), Atlanta (approximately 6.2 percent),

Anaheim (approximately 4.2 percent), New Orleans (approximately 3.8 percent), Dallas (approximately 3.7 percent), Louisville (approximately 3.6 percent) and San Francisco (approximately 3 percent).

      Within the trade show industry, GES’s key business is the “general service contractor and exhibitor services” market, which we believe generates approximately $2.1 billion in revenue annually in North America. A general service contractor and exhibitor services provider typically offers a wide range of services, ranging from planning to design to show installation and dismantle.

      Exhibitgroup focuses primarily on the exhibit design and construction business, which is part of the more general trade show industry, involving the design, manufacture and maintenance of exhibits and displays, primarily for use in trade shows. Companies that engage in exhibit design and construction work with clients to design and build an exhibit that embodies the client’s marketing theme for use in one or a series of trade shows.

      As is true with the trade show industry in general, the exhibit design and construction business is highly dependent on the availability of corporate marketing and publicity dollars. Thus, in the wake of the recent economic downturn, the exhibit design and construction market in North America decreased from approximately $2.6 billion in 2000 to approximately $1.5 billion in 2002 due to a decline in marketing expenditures by corporations. This decrease was due in large part to budget and spending reductions, which caused many exhibitors to reuse or refurbish existing exhibits rather than place new orders.

      The trade show industry experienced steady growth from 1972 to 2000. Although the industry suffered after the September 11, 2001 terrorist attacks and during the ensuing economic downturn, trade show indicator data suggest that the industry is poised for substantial recovery.

GES

      GES is one of North America’s leading suppliers of convention and event services to trade associations and other show organizers, trade show management companies and exhibitors. With a focus on assisting customers in all aspects of the preparation, installation and dismantling of a convention, trade show or special event, GES services some of the most visible and influential events in the trade show industry. GES provides services annually for over 250,000 exhibitor customers, an estimated 2,000 trade shows and hundreds of events and projects across the United States. GES’s recent projects include the MAGIC show (offering the fashion industry 700,000 square feet of exhibit space for men’s apparel, footwear, and accessories), the Consumer Electronics Show (attended by 110,000 attendees and offering more than 1.2 million square feet of consumer electronics) and the International Manufacturing Technology Show (providing over 1.0 million square feet of exhibit space for manufacturing technology and tools). GES also handles high-profile corporate events, such as the 2003 Ford Centennial Celebration, which was held at the headquarters campus of Ford Motor Company and involved over 225,000 visitors.

      GES provides convention services through a network of offices in North America’s most active and popular trade show service markets. GES has full service operations in 16 U.S. cities and four Canadian cities.

Services

      GES is a full-service provider to the trade show industry, designing, planning, producing, installing, dismantling and managing every aspect of a trade show regardless of its size. GES’s core customers are trade show organizers. Under its agreements with trade show organizers, GES will provide services to the trade show organizer itself and the trade show organizer will agree that GES will be the exclusive provider of certain services to all exhibitors attending the trade show. The services that GES provides to trade show organizers generally help the organizer present a complete concept for the show, while the exclusive exhibitor services, which may vary from venue to venue, serve to integrate all exhibitors into that concept. In addition, when GES has an agreement with a trade show organizer, it seeks to sell elective services to the exhibitors that attend the trade show, in addition to the exclusive services.

      The chart below summarizes the range of services generally provided by GES to trade show organizers and individual exhibitors.

General Services Contractor

Exclusive Services	Elective Services

Trade Show Organizer	Exhibitors

• Show Planning & Production • Concept Design • Layout & Floor Plan Designs • Furnishings & Decorating • Carpet • Signage • Logistics & Shipping Organizer’s materials	• Material Handling • Electrical • Plumbing • Lighting • Cleaning • Overhead Rigging	• Program Management
• On-Site Coordination
• Graphics
• Exhibit Rental and Other
Exhibit Packages
• Installation & Dismantle
of Exhibits
• Storage and Refurbishing of Exhibits
• Logistics & Shipping
• Upgraded Carpets
• Furnishings
• Signage

      The following is a general description of the “exclusive” services listed above. As a general services contractor, GES typically provides these services to trade show organizers and exhibitors on an exclusive basis, unless the convention facility where the trade show is held specifies otherwise.

•	General management: GES’s management services cover all aspects of the planning and staging of a trade show, including overall pre-planning services, such as developing the trade show budget, account management, creating directional signage to ease traffic flow, and providing a precise and accurate production floor plan for the trade show to assist in understanding location and orientation both inside and outside the convention facility.

•	Concept Design: GES’s designers collaborate with the trade show organizer on concept and theme development for a trade show or event. For the trade show floors and entranceways, GES provides custom-created areas such as bookstores, international lounges, hospitality and registration areas and pavilions. In addition, GES provides installation of carpet in a variety of colors, styles and sizes, from standard booth and aisle carpet to custom cuts and designs.

•	Graphics and design: GES provides the trade show organizer with in-house, experienced designers and graphic artists who use a full range of techniques and mediums to create the show organizer’s signage, graphics and three-dimensional designs, from hand-rendered murals to digitally produced, photo-realistic images.

•	Transportation, logistics and material handling services: GES provides turnkey transportation and logistics services to ensure that all trade show materials arrive at the trade show safely and on time and are properly returned after the trade show. GES provides competitively-priced shipping options on a global basis, including van lines, air freight and small package services, and oversees the transportation of exhibit materials to and from the trade show. GES also offers material handling services, including handling and delivery of packages from the show docks to the exhibitor booths and back to the show docks after the trade show ends.

•	Furnishings and Decorating: GES has an extensive inventory of items for use in the general layout of the trade show, including chairs, tables, desks and waste receptacles and also provides drapery in many colors and styles.

•	Rigging: GES has extensive rigging experience, from installing overhead signage and trusses for lighting and special lighting effects to building outside rigging exhibits.

•	Electrical, lighting and plumbing distribution: GES, through its Trade Show Electrical (TSE) division, maintains a large inventory of temporary electrical equipment and installs and removes more electrical services on a daily basis than any other temporary electrical contractor in North America. TSE provides technical design and installation capabilities for electrical and plumbing requirements, as well as power supply systems and electrical rigging for lighting, audio visual, and special effects.

      Elective services, which GES sells directly to exhibitors through a variety of methods and that, in addition to the exclusive services that are described above, include:

•	Program management and on-site coordination for exhibitors: If a customer plans to reproduce an exhibit at a number of different trade shows in a given time period, GES provides a full range of services to coordinate the exhibitor’s entire trade show program. This includes general management, planning, transportation, on-site coordination and storage.

•	Furnishing, Carpeting and Signage: GES can make available to exhibitors a wide range of products to improve the appearance and effectiveness of an exhibit, including signage, furnishings and upgraded carpeting.

•	Logistics and shipping services: GES offers to exhibitors the same turnkey transportation and logistics services outlined above for the efficient handling and transportation of exhibits to and from the trade show.

•	Installation and dismantling: GES sets up, maintains and dismantles exhibits, and packs materials and exhibits for an exhibitor’s next trade show.

•	Rental exhibits and other exhibit packages: GES offers exhibitors an extensive inventory of rental packages, including portable rental booths and rental modular exhibits, all of which can be customized based on the exhibitor’s budget and requirements. GES’s ExhibitSelectsm system provides exhibitors with a selection of turnkey rental exhibit options and accessory packages. GES also provides custom rental exhibits for customers with more detailed rental exhibit needs.

•	Storage and refurbishing of exhibits: GES warehouses and manages all of the key elements in an exhibit so that the customer may maintain and refurbish all the elements of the show environment for future trade shows.

      When GES is the general services contractor, GES prepares and sends an “Exhibitor Kit” to each exhibitor in advance of the trade show, either through the mail or by GES’s internet-based INTERKIT.® The Exhibitor Kit contains detailed descriptions of the exclusive and elective services offered by GES and order forms for those services. When GES is not the general services contractor, GES competes with the general services contractor to provide to exhibitors the elective services described above.

      In 2002, GES implemented the Exhibitor Value Program, which is intended to improve service and add value to the customer through consultation and elective services offerings. The Exhibitor Value Program focuses on marketing turnkey solutions to exhibitors through telephone sales efforts (both up-selling to inbound exhibitor calls and outbound sales calls) and marketing and sales generation from exhibitor kits and GES’s internet ordering system. Through the Exhibitor Value Program, GES provides a comprehensive service approach designed to enhance return on objectives for exhibitors and ensure a more positive experience and productive trade show. Integrating technology and personal services, the Exhibitor Value Program provides proactive advice and guidance to exhibitors during the complex trade show process as well as integrated exhibitor support, all of which result in a better overall exhibiting experience and increased awareness of GES’s products and services.

      In addition to the exclusive and elective services that GES offers in the context of a trade show, GES also offers expertise in corporate event services, which represents a growing market for GES. Corporate events include user week conferences, value-added reseller conferences, sales meetings and new product or service launches. For corporate event customers, GES provides an array of planning, logistics and production services similar to the services described above and offered in the context of a trade show.

      To ensure high-quality services for its customers, GES has pioneered many services and technologies that it believes have become benchmarks for the trade show industry. These include:

•	INTERKIT ®, an online ordering system, which enables exhibitors to order elective goods and services directly through the internet, 24 hours a day, seven days a week;

•	WAM! The Wireless Ambassador sm, which enables GES’s exhibitor services executives to place exhibitor orders directly and instantaneously from the show floor using hand-held computers; and

•	Freight receiving technology, allowing for the efficient movement of exhibitor materials and booth displays and the coordination of key resources, which are critical elements of trade show execution. GES’s two primary freight receiving technologies, Small Package System and Automated Marshalling and Door Link, allow GES to simultaneously provide efficient movement of freight and critical information to exhibitors. Small Package System allows GES to accurately and efficiently receive, track and distribute all small packages shipped to the trade show site. Upon delivery to the trade show site, small packages are scanned to acknowledge receipt, then scanned upon delivery to the booth. At any time, GES is able to track information for exhibitors and estimate delivery times. Automated Marshalling and Door Link provides an efficient, real-time and accurate method to monitor the status of all trucks hauling freight, and then coordinate the movement of the trucks from the marshalling yard to the freight unloading docks at the trade show site.

•	The GES National Servicentersm, a unique, centralized service center to coordinate all pre-show and post-show communications with exhibitors across North America. This system has integrated many of the back office and show close functions into one central location, including exhibitor order processing, pre-show and post-show inquiries, invoicing and collections. The GES National Servicenter sm answers service questions, allows exhibitors to place orders before the trade show and place last minute orders during the trade show, and provides general information about the trade show and related information about the city venue. In addition, unless the trade show organizer indicates a different preference, the GES National Servicenter sm sends to each exhibitor a single, complete invoice for all the services ordered by the exhibitor for a particular trade show.

Customers, Sales and Marketing

      GES has a broad customer base, consisting largely of trade show organizers, exhibitors, convention centers and other venues, and companies that subcontract business to GES. Each of GES’s customers, individually, represented less than 10 percent of GES’s revenues in 2002.

      Trade show organizers are themselves a diverse group, consisting of, among others, trade associations, portfolio owners (for-profit companies that own multiple trade shows), show management companies (for-profit companies that manage trade shows for associations) and corporations that host an event to promote products, services or a business.

      GES’s customers also include trade show venues, including convention centers, hotels, conference centers, and other facilities. These venue customers contract with GES to provide electrical, plumbing, cleaning and other trade show-related services. For some venue customers, GES is the exclusive services provider for the services and for other venue customers, GES is one of many vendors providing these services.

      GES’s corporate events customers are Fortune 1000 companies and large private companies that host their own event to supplement their participation in an industry trade show with their competitors.

      GES provides a complete range of services through a network of offices in North America’s most active trade show service markets. GES has full service operations in 16 U.S. cities and four Canadian cities. To meet the service complexities of the industry, GES maintains all core services in each of these city offices. With its hub-and-spoke production system, GES services over 50 trade show city markets. Through its North American network, GES manages its inventories and resources to maximize capabilities provided to customers.

      GES markets its services in North America through a direct sales force of experienced sales executives. GES has developed a comprehensive multi-level network of personnel devoted to sales to trade show organizers and exhibitors. GES’s contracts with trade show organizers vary as to the length of the term and as to the scope of services that GES provides, and it is not unusual for such a contract to cover multiple trade shows across a number of years and in various venues.

Competition

      GES’s main competitors are The Freeman Companies and Champion Exposition Services. Other smaller market participants with which GES occasionally competes are George E. Fern Company, Brede Exposition Service and Shepard Convention Services, as well as local and regional companies that vary in size by city market.

      Almost all of GES’s competitors are privately-held companies; thus, limited information about these companies is available. Based on GES’s internal estimates, GES and The Freeman Companies have a combined share of over 60 percent of the convention and event services market, and Champion Exposition Services controls substantially less of the market (approximately 10 percent). The remaining portion of the market is highly fragmented, with smaller companies individually controlling less than 2 percent of the market.

Exhibitgroup

      Exhibitgroup is one of the largest and oldest exhibit designers and fabricators in the world, with over 60 years of experience in the exhibit industry. It is a highly specialized exhibit program manager that is focused on providing integrated exhibit services primarily for Fortune 1000 clients. Exhibitgroup’s core product is a custom exhibit, which is designed from concept using state-of-the-art computer rendering programs. In addition, Exhibitgroup works closely with clients to produce an entire exhibit campaign, bringing a marketing theme to life through the creation of the exhibit and providing the ancillary services, such as installation, dismantling and logistics, necessary for an effective and smoothly run exhibit program.

      Exhibitgroup’s experienced designers, global network of facilities and strategic alliances and innovative technology make Exhibitgroup a leader in its industry. Exhibitgroup has won over 50 design awards since 1997, including 28 prestigious “Best of Show” awards. These awards signify that, either in specific categories or on a general basis, a particular exhibit was chosen as the best at the trade show by a panel of judges or show attendees.

Services

      Exhibitgroup is a one stop shop for a client’s exhibit program. It offers exhibit design and construction and exhibit program management services for clients in varied industries that participate in trade shows, corporate and specialty events, road shows or other forms of face-to-face marketing.

      Exhibitgroup’s primary line of business is custom exhibit design and construction. Exhibitgroup’s core product is a custom exhibit, designed from concept using state-of-the-art computer rendering programs. A team of experienced designers works closely with the client to create exhibits and designs that effectively communicate the client’s marketing message. A custom exhibit is likely to be constructed from wood, but may also employ unique metal, plastic and fabric components.

      Exhibitgroup’s exhibits vary in size, cost and complexity according to the client’s needs and budget — from carefully developed product showcases to more elaborate themed environments and interactive exhibits. Exhibitgroup’s design team also has the capacity to blend rental components into a client’s custom exhibit to create the desired marketing statement at a lower cost to the client.

      Exhibitgroup believes that its design team is the largest in the industry. Its design team is networked across the enterprise, enabling the company to match unique talents and experiences with client needs. Exhibitgroup supports its design team with a host of proprietary tools and programs and state-of-the-art design applications.

      Once an exhibit design is finalized, Exhibitgroup’s team of experienced craftsmen in wood, metal, plastic and graphics carefully construct the client’s exhibit, using specialized state-of-the-art computer-controlled equipment to finish and graphically enhance the final product. Exhibitgroup can build varying types of exhibits depending on a client’s budget, goals and portability needs. Some of Exhibitgroup’s exhibits are as large as 40,000 square feet, as high as 2 stories and may cost up to several million dollars.

      Exhibitgroup believes that its Chicago, Illinois manufacturing facility is the largest dedicated exhibit manufacturing facility in the industry. Exhibitgroup’s major manufacturing facilities employ state-of-the-art manufacturing tools and processes. Examples of exhibits designed and built by Exhibitgroup are provided below:

      Exhibitgroup combines its core services with an ability to provide complete, one-stop shop exhibit program management services — services that meet a client’s long-term marketing needs and ensure the best handling of the client’s exhibit program. Exhibitgroup’s exhibit program services include:

•	Exhibit Program Management: Exhibitgroup provides comprehensive, turnkey and cost effective management for a client’s entire exhibit program. Exhibitgroup’s experts assist clients with all key aspects of pre-planning of the client’s exhibit program, including an analysis of which trade shows to attend. Exhibitgroup will also establish tracking and monitoring mechanisms that allow the client to measure the results of the exhibit program. Exhibitgroup maintains an open environment, supporting the integration of industry-leading third-party technologies and capabilities in the areas of in-show customer research, lead management and retrieval and the development and execution of trade show performance measurement programs. Our ability to capture data regarding acceptance of a particular exhibit program enables exhibitors to adjust the exhibit program and maximize its effectiveness;

•	Logistics Management: Exhibitgroup coordinates the transportation and electronic tracking of exhibit properties as they move across the country to trade shows. It also provides storage of exhibit properties in between trade shows in its network of warehousing facilities, which are strategically located in major trade show cities;

•	Exhibit Maintenance: Exhibitgroup provides full maintenance and refurbishing services for exhibits. Through the logistics management program, exhibits are inspected and customers are notified of exhibits requiring maintenance;

•	Installation and Dismantling: Through ExpoServices, Exhibitgroup’s wholly owned installation and dismantling division, skilled labor personnel are available 24 hours a day to install and dismantle exhibits and handle last-minute needs once the client is on the floor of a trade show. The installation and dismantle team also works with logistics management to ensure that, after the trade show is finished, the client’s exhibit is properly packaged and sent to its next destination, whether it goes to storage at an Exhibitgroup facility or to another trade show venue;

•	Show Services: Exhibitgroup provides behind-the-scenes, on-site services for its exhibit clients who are attending a particular trade show. This includes preparation of project cost summaries, evaluating and responding to service order forms, coordinating with clients’ on-site suppliers, managing the purchase order process, auditing suppliers’ invoices and making direct payment for third-party invoices. Exhibitgroup also coordinates “in and out” services, such as drayage, electrical and lighting for the exhibit, and all other services that a client may need on the trade show floor, such as furniture rental, booth decoration, audio-visual services, booth cleaning and security;

•	Online Ordering and e-services: Exhibitgroup’s 24-hour online services provide clients with access to critical information such as tracking and scheduling of exhibits and review of preliminary design plans and production status. Exhibitgroup’s online services also allow clients to order additional graphics and exhibits corresponding to their exhibit program; and

•	Marketing Services: As part of a client’s exhibit program, Exhibitgroup’s marketing specialists work with the client to build pre-show anticipation about the exhibit, stage attention-getting live events, create multimedia in-booth productions and organize themed hospitality events for the client’s target audiences.

      Many of Exhibitgroup’s clients attend trade shows in which GES is the general services contractor or at which GES offers elective services. In these instances, an Exhibitgroup client will engage the services of GES for services such as drayage, carpeting, furniture and similar on-site elective services. Because of the complexity of Exhibitgroup’s custom exhibits, Exhibitgroup’s clients are likely to use Exhibitgroup’s internal installation and dismantle service, ExpoServices, rather than the installation and dismantle services offered by GES.

      Through its TL Horton Design division, Exhibitgroup is also a leading creator of retail merchandising units, such as kiosks, that are generally used in stores and in shopping malls throughout the world. The design of the kiosks varies depending on clients’ budgets and specific needs. All kiosks are designed to draw the attention of potential visitors or customers through a range of alternatives including product displays, entertainment using interactive electronics and information displays. The TL Horton Design division offers clients complete turnkey services related to kiosks, including design, engineering, graphic production, fabrication, warehousing, shipping and on-site installation.

      Exhibitgroup relies heavily on its innovative use of technology and interactive services. Examples of Exhibitgroup’s technology include:

•	proprietary software for the online ordering of packaged displays, exhibits and graphics;

•	an online collaborative project management package that allows a customer to interact with the Exhibitgroup account team on a real-time, online, continuous basis from conception through development of an exhibit; and

•	electronic inventory management services to manage the warehousing, trafficking and tracking of a customer’s exhibit inventories.

      Exhibitgroup also offers other value added services, such as the national leasing program offered by Exhibitgroup, which allows for up to 36 months of third-party lease financing of exhibits. Leasing is particularly attractive to a client who seeks a new exhibit but whose operating budget only allocates sufficient funds for a leased, not a purchased, exhibit. Exhibitgroup believes that it is the only competitor in the exhibit design and construction industry to offer a national leasing program of this nature.

Customers, Sales and Marketing

      Exhibitgroup’s main clients are Fortune 1000 and large private companies participating in trade show marketing or requiring permanent building installations. Exhibitgroup’s clients also include shopping center management companies requiring retail kiosks. Exhibitgroup attracts these target customers by placing advertisements in exhibitor-oriented publications to generate awareness of the company’s brand and capabilities. Exhibitgroup also employs a direct sales force to secure exhibit program sales.

      Exhibitgroup has three dedicated manufacturing centers in the United States and sales and design centers across the United States. Exhibitgroup also has two mixed-use facilities in the United States that are used primarily for storage but that also have manufacturing capabilities. Additionally, Exhibitgroup has a strong international presence, with operations in Canada, the United Kingdom and Germany, and strategic alliances in South America, Europe, South Africa, Russia, Asia and Australia that give Exhibitgroup the ability to service clients worldwide. Exhibitgroup works with, but has no financial interest in, this global network of strategic alliances. Exhibitgroup selects members of its global network of strategic alliances based on location, service quality, services capabilities and offerings and fluency in the English language. Exhibitgroup’s complete network of resources across North America and around the world is unique in the exhibit design and construction industry.

      Exhibitgroup serves clients in virtually any industry. More than 60 percent of Exhibitgroup’s revenue in 2002 was derived from clients in six industry segments: telecommunications, pharmaceuticals, automotive and aerospace, medical/ health care, real estate, and computers and electronics.

Competition

      There are approximately 2,000 companies in the North American exhibit industry, with respect to which limited public information is available. Most are small, privately-held companies competing in the designer/ builder segment of the market. Exhibitgroup’s primary competition comes from these privately-held design and fabrication firms. Its key competitors are The George P. Johnson Company, MC2 and Exhibit Works. Based on internal estimates, Exhibitgroup and George P. Johnson, together, represent approximately 25 percent of the exhibit design and construction market. The remaining portion of the market is highly fragmented, with each individual competitor holding a market share of less than 5 percent. The top eight market participants, which include Exhibitgroup and the key competitors named above, hold approximately 50 percent of the market, based on internal estimates.

Travel and Recreation Services

      Our travel and recreation business is comprised of two major operations: Brewster and Glacier Park.

Brewster

      Brewster is a major tourism service operator in Western Canada. It is a multifaceted tourism company consisting of seven operating divisions delivering tourism products to visitors of Western Canada. Brewster’s operations include two world-class attractions, motorcoach services, charter and sightseeing services, hotel operations, inbound package tour operations and travel agencies.

      Brewster operates The Banff Gondola and Columbia Icefield Snocoach Tours. The Banff Gondola transports visitors to an elevation of over 7,000 feet above sea level to the top of Sulphur Mountain in Banff, Alberta, Canada, offering an unobstructed view of the Canadian Rockies overlooking the town of Banff and the Bow Valley. Brewster also offers sightseeing tours of the Athabasca Glacier on the Columbia Icefield. Tour customers ride in a snocoach, a vehicle specially designed for glacier travel that provides customers with an opportunity to experience one of the largest accumulations of ice and snow south of the Arctic Circle.

      Brewster’s transportation operations include charter motorcoach services, sightseeing and scheduled services and airport service. Brewster operates a modern fleet of luxury motorcoaches, available for groups of any size for travel throughout Alberta and British Columbia, Canada. In addition, Brewster provides year-round half- and full-day sightseeing tours from Calgary, Banff, Lake Louise and Jasper.

      Brewster’s inbound package tour operations feature independent package and group tours throughout Canada, which are offered year-round. These packages — in the segments of motorcoach, rail, self-drive automobile, ski and winter touring — consist of both group and individual tours and may be custom-designed at the time of booking.

      Brewster also operates two hotels in Alberta, Canada: the Mount Royal Hotel, which is located in the heart of Banff, and the Columbia Icefield Chalet, which is located on the Icefield Parkway between Lake Louise and Jasper. The hotels cater to leisure travelers.

      Brewster’s travel agencies are affiliated with the American Express travel agency network. These travel agencies service the vacation needs of the communities in the Bow Valley Corridor (Banff, Lake Louise and Canmore). With the American Express affiliation, these travel agencies are able to offer competitive, discounted rates on travel.

      Each Brewster line of business has a different market profile, with customers that differ in terms of geographic origin and travel preferences. To deliver its products and services to the consumer, Brewster utilizes direct to the customer marketing strategies as well as a distribution channel network that includes tour operators, tour wholesalers, destination management companies and retail travel agencies/ organizations. Brewster’s major markets are Canada, the United States, Japan, Europe, Australia/New Zealand and Asia.

Glacier Park

      Glacier Park operates four historic lodges and three 1960s-era motor inns in and around Glacier National Park in Montana and Waterton Lakes National Park in Alberta, Canada. Glacier Park is the largest concessionaire in Glacier National Park, and holds concession contracts for approximately 80 percent of the revenue for services provided within the park’s borders, on the basis of revenue generated. Glacier National Park and Waterton Lakes National Park encompass 1.4 million acres of rugged wilderness and are best known for their spectacular scenery, hiking, glaciers and wildlife. Services provided by Glacier Park include rooms, varying from hikers’ cabins to suites, food and beverage operations, retail operations and tour and transportation services. The tour operation utilizes a fleet of 33 authentic 1930s red touring buses that have rollback canvas tops. These well-known “reds” are used to conduct interpretive park tours throughout Glacier and Waterton Lakes National Parks, including tours of the scenic Going-to-the-Sun Road.

      The operations of Glacier Park are seasonal, typically running from mid-May until the end of September. During those months, Glacier and Waterton Lakes National Parks host over 2 million visitors, the vast majority of whom purchase services from Glacier Park. During the peak months of July and August, Glacier Park’s lodges and motor inns have an occupancy level of approximately 94 percent. During the “shoulder” seasons of June and September, Glacier Park’s lodges and motor inns have an occupancy of approximately 60 percent.

      Tour groups and travel agencies account for approximately 15 percent of Glacier Park’s customers, while individual travelers account for the remaining 85 percent. Demographically, approximately 97 percent of Glacier Park’s guests come from the United States, with 20 percent to 24 percent from the Northwest and 10 percent to 12 percent from the Midwest.

      Glacier Park operates the concession portion of its business under a 25-year concession agreement with the U.S. National Park Service, which expires in December 2005, and under a 42-year agreement with the Canadian Government for Waterton Lakes National Park, which expires in 2012. When Glacier Park’s concession agreement with the U.S. National Park Service expires, Glacier Park will be obligated, if it wants to continue its concession operations, to rebid for the right to retain these concession services. If Glacier Park does not retain these concession rights, it will receive an amount from the park service equal to its “possessory interest,” which generally means the value of the structures acquired or constructed, fixtures installed or improvements made to Glacier National Park during the term of this agreement, based on the reconstruction cost of a new unit of like kind, less depreciation, but not to exceed fair market value. If Glacier Park does not retain the concession rights, it would be able to continue operation of Waterton Lakes, Canada, and East Glacier, which are not part of the concession.

Industry Overview

      Tourism in U.S. national parks generally appears to have benefited from the recent economic downturn and individuals’ reluctance to travel long distances by airplane. U.S. travelers are traveling more frequently to destinations such as Glacier National Park, which is safe, within driving distance of the traveler’s home and rich in national heritage.

      Tourism in Montana continues to grow annually. Travel-related, non-resident spending reached $1.8 billion statewide in 2002, approximately a 2 percent increase from 2001 and approximately a 17 percent increase from 1993. Glacier National Park is the top specified destination for non-resident travelers. The state of Montana hotel industry generated over $208 million in room revenues in 2002. Even though occupancies have fluctuated over the past seven years, room revenues have increased by over 30 percent since 1995.

      Brewster’s success, on the other hand, is inextricably linked to world travel, and specifically to the number of visitors to Canada. Since the September 11, 2001 terrorist attacks, world tourism has significantly declined, and this decline has affected Canadian tourism generally. Concerns regarding terrorism, illnesses such as SARS and a general downturn in the world economy have had an adverse impact on the Canadian travel industry generally and Brewster’s operations specifically.

Competition

      Brewster’s and Glacier Park’s operations generally compete on the basis of location, uniqueness of facilities, service, quality and price. Competition exists both locally and regionally in the package tour business, hotel and restaurant facilities and charter companies.

Intellectual Property

      We own or have the right to many trademarks used in our various businesses, including GES®, GES Canadasm, ExhibitSelectsm, INTERKIT®, GES at Your Service!®, GES Servicentersm, GES National Servicentersm, HANG:RX®, Trade Show Electrical®, Exhibitgroup/ Giltspur®, ExpoTech®, Exhibitgroup®, Maxim®, E’LANsm, egXpresssm, eg@worksm, Jammer Amber®, Red Bus designsm, WAM! The Wireless Ambassador® and LUMA2 & Design®. Some of our trademarks are also used outside the United States, including Royal Glacier Tours®, Emax®, Exhibitgroup® and Giltspur®.

      Exhibitgroup owns a number of patents for exhibit technology and exhibit processes that are cumulatively important to its business and that it believes provide competitive advantages in the marketplace for designing and building exhibits. These include patents relating to modular furniture used in exhibits and displays, specialized lighting systems used for intensifying graphic imagery and other objects in exhibits, a multiple-panel display system and a space-saving modular structure for use in displays and exhibits. Exhibitgroup also owns ten design patents for its retail merchandising units (i.e., kiosks).

      Although we believe that these patents and trademarks have substantial value, we do not believe that the loss of any one of these patents or trademarks would have a material adverse effect on our business, financial condition or results of operations.

Regulation

      Compliance with legal requirements and government regulations represents a normal cost of doing business. The principal regulations affecting our day-to-day businesses are rules and regulations relating to transportation (such as regulations promulgated by the U.S. Department of Transportation and its state counterparts), employees (such as regulations implemented by the Occupational Safety and Health Administration, the equal employment opportunity laws, guidelines implemented pursuant to the Americans with Disabilities Act and general federal and state employment laws), unionized labor (such as guidelines imposed by the National Labor Relations Act) and regulations relating to national parks (such as regulations enacted by the U.S. Department of the Interior and the U.S. National Park Service).

Employees

      Our operating segments have approximately 2,971 employees. GES has approximately 1,930 employees, 568 of which are covered by an aggregate of approximately 103 collective bargaining agreements. Exhibitgroup has approximately 717 employees, 292 of which are covered by an aggregate of 17 collective bargaining agreements. Brewster has approximately 284 employees, 83 of which are covered by one collective bargaining agreement. Glacier Park has approximately 40 permanent/year-round employees and approximately 900 seasonal employees, of which none are covered by collective bargaining agreements.

      Our corporate center has approximately 65 employees providing management, financial and accounting, internal auditing, tax, administrative, legal and other services to its operating units and handling residual matters pertaining to businesses previously discontinued or sold by Viad.

      We believe that our relations with employees are satisfactory and that the 34 collective bargaining agreements expiring in the fourth quarter of 2003 and in 2004 will be renegotiated in the ordinary course of business without any material adverse effect on our operations.

Facilities

      GES operates 21 multi use leased facilities and three owned multi use facilities for uses varying from warehousing, carpet cleaning, exhibit storage, graphics production and a wide variety of other convention service uses. These multiuse facilities range in size from 5,000 to 882,000 square feet. Additionally, GES operates 13 leased offices for sales and/or administration functions and seven leases for the marshaling of truck trailers. All of the properties are in the United States or Canada.

      Exhibitgroup operates 20 multiuse leased facilities for uses including, but not limited to, exhibit production, exhibit refurbishment, storage, installation and dismantling services. Exhibit manufacturing has been consolidated to five of the multiuse locations, three of which are full production facilities and two of which are multiuse warehouse facilities with resources that allow full production services on an as-needed basis. Exhibitgroup also leases eight offices for sales, design and administrative functions. All of the properties are in the United States and Canada, except for three multiuse facilities in Germany and one office location in the United Kingdom.

      Our travel and recreation services businesses operate two offices, nine retail stores, two bus terminals, four garages, an icefield tour facility, a gondola lift operation and eight hotels/ lodges (with approximately 900 rooms and ancillary food service and recreational facilities). All of the facilities are in the United States and Canada. Three of the hotels/ lodges are owned, and the other five are operated pursuant to concessionaire agreements. One of the bus terminals and three of the garages are owned. The icefield tour facility and gondola lift operation are owned and operated through long-term lease agreements with Parks Canada.

      GES and Exhibitgroup’s corporate headquarters are located in Las Vegas, Nevada, and Roselle, Illinois, respectively. Brewster and Glacier Park’s corporate headquarters are located in Banff, Alberta, Canada and Phoenix, Arizona, respectively.

      Our management believes that these facilities in the aggregate are adequate and suitable for their purposes and that capacity is sufficient for current needs.

Legal Proceedings

      We and certain of our operating units are plaintiffs or defendants to various actions, proceedings and pending claims that arise in the ordinary course of business. Some of these actions, proceedings and claims involve, or may involve, compensatory, punitive or other damages. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings or claims could be decided against us. Although the amount of liability under these matters is not currently ascertainable, we believe that any resulting liability, after taking into consideration amounts already reserved, will not have a material adverse effect on our business, financial condition or results of operations.

      We are subject to various U.S. federal, state and foreign laws and regulations governing the prevention of pollution and the protection of the environment in the jurisdictions in which Viad has or had operations. If we fail or have failed to comply with these environmental laws and regulations, civil and criminal penalties could be imposed and we could become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. As is the case with many companies, we also face exposure for actual or potential claims and lawsuits involving environmental matters relating to our past operations. Although we are a party to certain environmental disputes, we believe that any liabilities resulting therefrom, after taking into consideration amounts already provided for, exclusive of any potential insurance recoveries, will not have a material effect on our business, financial condition or results of operations.

MANAGEMENT OF NEW VIAD

Directors and Executive Officers

      The following table lists the individuals who are expected to serve as directors and executive officers of New Viad immediately following the Distribution. Each executive officer named below is currently an officer of Viad. In addition to the directors named below, Viad expects that at least one more individual will become a director of New Viad at or prior to the time of the spin-off.

Name	Age	Expected Position

Robert H. Bohannon	58	Chairman, President and Chief Executive Officer
Jess Hay	73	Director
Judith K. Hofer	63	Director
Jack F. Reichert	73	Director
Paul B. Dykstra	42	President and Chief Executive Officer, GES
Kimbra A. Fracalossi	44	President and Chief Executive Officer, Exhibitgroup
Ellen M. Ingersoll	39	Chief Financial Officer
G. Michael Latta	41	Vice President — Controller
David G. Morrison	55	President and Chief Executive Officer, Brewster
Suzanne Pearl	41	Vice President — Human Resources
Scott E. Sayre	57	Vice President — General Counsel and Secretary

      Robert H. Bohannon is the Chairman, President and Chief Executive Officer of Viad. Mr. Bohannon has been a director of Viad since 1996. Following the spin-off, Mr. Bohannon is expected to be Chairman of the Board of Directors of MoneyGram.

      Jess Hay has been a director of Viad since 1981. Mr. Hay is Chairman of the Texas Foundation for Higher Education, a position that he has held since 1987. Mr. Hay was formerly the Chairman and Chief Executive Officer of Lomas Financial Group, from which he retired in 1994. Mr. Hay is also a director of SBC Communications Inc. and Trinity Industries, Inc., and following the spin-off is expected to be a director of MoneyGram.

      Judith K. Hofer has been a director of Viad since 1984. Ms. Hofer is a consultant to The May Department Stores Company, a position that she has held since 2002. Ms. Hofer formerly served as President and Chief Executive Officer of May Merchandising/MDSI, a May Department Stores Company, from 2000 to 2002, and as President and Chief Executive Officer of Filene’s, a division of the May Department Stores Company, from 1996 to 2000. Following the spin-off, Ms. Hofer is expected to be a director of MoneyGram.

      Jack F. Reichert has been a director of Viad since 1984. Mr. Reichert is a Retired Chairman of the Board of Brunswick Corporation, a leader in marine power, pleasure boating and recreation products and services, from which he retired in 1995. Mr. Reichert is also a director of the Bowling Museum & Hall of Fame, and a Trustee of Carroll College, and following the spin-off is expected to be a director of MoneyGram.

      Paul B. Dykstra has been President and Chief Executive Officer of GES Exposition Services, Inc. since 2000. Mr. Dykstra was formerly Executive Vice President-International and Corporate Development of GES Exposition Services, Inc. from 1999. Prior thereto, Mr. Dykstra was Senior Executive Vice President and General Manager of MoneyGram from 1988 to 1999 and held other positions since joining Travelers Express Company, Inc. in 1984.

      Kimbra A. Fracalossi has been President and Chief Executive Officer of Exhibitgroup/ Giltspur since July 2002. Ms. Fracalossi was formerly Chief Financial Officer of Viad from 2000, was Vice President-Strategic Planning and Investor Relations of Viad from 1999, and was Executive Director of Corporate Development from 1998. Ms. Fracalossi also held various positions with Viad from 1991 to 1994.

      Ellen M. Ingersoll has been Chief Financial Officer of Viad since June 2002. Ms. Ingersoll was formerly Vice President-Controller from January 2002. Prior to joining Viad, Ms. Ingersoll was Controller of CashX, Inc.

in 2001, was Operations Finance Director of LeapSource, Inc. from 2000 to 2001, and was Vice President and Controller of Franchise Finance Corporation of America from 1992 to 2000.

      G. Michael Latta has been Vice President-Controller since November 2002. Prior to joining Viad, Mr. Latta was Controller of SpeedFam -IPEC, Inc. from 1999, and was Controller of Cardiac Pathways Corp. from 1994.

      David G. Morrison has been President and Chief Executive Officer of Brewster Transport Company Limited since 1980. Mr. Morrison was formerly Director of Brewster Transport Company Limited prior to his current position, was Vice President and General Manager from 1977 and prior thereto was Vice President-Administration & Controller from 1977, and Controller from 1975.

      Suzanne Pearl has been Vice President-Human Resources since 2000. Ms. Pearl was formerly Executive Director, Compensation from 1998, was Manager, Executive Compensation from 1993, and was Manager, Compensation/ Communications from 1991. Ms. Pearl held other positions in the Human Resources Department of Viad since joining the company in 1988.

      Scott E. Sayre has been Vice President-General Counsel and Secretary since 2000. Mr. Sayre was formerly Assistant General Counsel and Secretary from 1997, was Assistant General Counsel from 1992, and held other positions with Viad since joining the company in 1979.

Annual Meeting

      The first annual meeting of stockholders of New Viad after the completion of the spin-off is expected to be held on Tuesday, May 11, 2004. The 2004 annual meeting will be held at the principal office of New Viad or at another place or by electronic means as permitted by Delaware law and on a date as may be fixed from time to time by resolution of the New Viad board of directors.

Board Structure

      At the time of the spin-off, the board of directors of New Viad is expected to consist of Robert H. Bohannon, Chairman, President and Chief Executive Officer of New Viad, Jess Hay, Judith K. Hofer, Jack F. Reichert and at least one additional independent director. Each of Messrs. Bohannon, Hay and Reichert and Ms. Hofer are currently directors of Viad. The term of one class of directors expires at each annual meeting (with Mr. Hay’s term expiring in 2005, Ms. Hofer’s and Mr. Reichert’s term expiring in 2006, and Mr. Bohannon’s term expiring in 2007), and individuals are elected to that class for terms of three years. In addition, New Viad directors may only be removed for cause. In general, at least two annual meetings of stockholders will be necessary to effect a change in a majority of the members of the New Viad board of directors.

      The standing committees of the New Viad board of directors will consist of the following:

•	Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will be responsible for proposing a slate of directors for election by the stockholders at each annual meeting and for proposing candidates to fill any vacancies on the board. The committee also will be responsible for an assessment of the board’s performance to be discussed with the full board annually and to review, and from time to time propose changes to, the corporate governance guidelines of New Viad, system of corporate governance of New Viad and the compensation and benefits of non-employee directors. In connection with these responsibilities, the committee will have sole authority to retain and terminate any search firm or compensation consultant to identify director candidates or to assist in the evaluation of director compensation. The members of the Corporate Governance and Nominating Committee are expected to be: , and , none of whom is a current or former employee of Viad or its subsidiaries.

•	Audit Committee. The Audit Committee will recommend to the board appointment of our independent auditors and assist the board in monitoring the quality and integrity of the financial statements of the Corporation, the compliance by the Corporation with legal and regulatory requirements, and the independence and performance of the Corporation’s internal and external independent auditors. The committee will have sole authority to approve or preapprove all audit and permitted non-audit services to be performed for the Corporation by the independent auditors. The committee will adopt policies for the hiring of employees and former employees of the independent auditor. The committee will have regularly scheduled executive sessions with accounting and internal audit management, and with the independent auditors. The members of the Audit Committee are expected to be: , and , none of whom is a current or former employee of Viad or its subsidiaries.

•	Human Resources Committee. The Human Resources Committee will oversee development and implementation of a compensation strategy designed to enhance profitability and stockholder value. The committee also will review and approve, subject to ratification by independent members of the board, the salary of the Chief Executive Officer, approve salaries and compensation of executive officers, and approve incentive compensation targets and awards under various compensation plans and grants under Viad’s stock incentive plans. The committee will have sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Chief Executive Officer or senior executive compensation. The members of the Human Resources Committee are expected to be: , and , none of whom is a current or former employee of Viad or its subsidiaries.

Compensation of New Viad Directors

      Only one of the individuals expected to serve as directors of New Viad will be a salaried employees of New Viad or its subsidiaries. The compensation program is expected to be similar to the current compensation program of Viad and is described below.

Retainers and Fees

      Non-employee directors will receive an annual fee of $30,000. Committee chairmen will receive an additional annual fee of $5,000, except for the Audit Committee Chairman, who will receive an additional annual fee of $10,000. Non-employee directors also will receive a fee of $1,600 for each board meeting attended and a fee of $1,500 for each committee meeting attended. Directors will be reimbursed for all expenses related to their service as directors.

Deferred Compensation Plan

      New Viad expects to continue the deferred compensation plan for non-employee directors allowing them to defer all or part of their retainers and fees in cash. Deferred accounts will be credited quarterly with interest at a long-term medium-quality bond rate. Deferred amounts will be payable after a director ceases to be a board member.

Option Grants

      Non-employee directors will receive an initial grant of nonqualified options when they become directors. Non-employee directors receive additional grant of nonqualified options each year of their term. Options to purchase 5,000 shares were granted to each non-employee director holding office in February 2002, at an exercise price of $24.96 per share, the average of the high and low selling prices of Viad common stock on the day of grant.

Matching Gift Program

      New Viad expects to continue the Directors’ Matching Gift Program for non-employee directors. The program provides for corporate matching of charitable contributions made by non-employee directors, on a dollar-for-dollar basis, up to an aggregate maximum of $5,000 per year.

Other Benefits

      New Viad will provide non-employee directors with accidental death and dismemberment insurance benefits of $300,000 and travel accident insurance benefits of $250,000 when they are traveling on corporate business.

Corporate Governance and Nominating and Human Resources Committee Interlocks and Insider Participation

      New Viad is not aware of any interlocking relationships between any member of New Viad’s human resources committee or corporate governance and nominating committee and any of New Viad’s executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Historical Compensation of New Viad Executive Officers

Summary Compensation Table

      The following table provides information concerning compensation paid by Viad and/ or its subsidiaries for 2002 to the individual who will be New Viad’s Chief Executive Officer upon the completion of the spin-off, and each of the individuals who will be included among the other four most highly compensated executive officers of New Viad, based on 2003 compensation. These amounts do not reflect the compensation that individual will receive following the spin-off.

							Long-Term Compensation

	Annual Compensation						Awards		Payouts

						Other	Restricted	Securities	Long Term
						Annual	Stock	Underlying	Incentive	All Other
Name and Principal Position	Year	Salary		Bonus		Comp.(1)	Awards(2)	Options (#)	Payouts(3)	Comp.(4)

Robert H. Bohannon	2002	$900,000	(5)	$744,000		$8,092	$1,394,000	100,000	$—	$27,000
Chairman, President and CEO	2001	868,750		350,000		13,394	3,641,675	276,700	549,890	281,058
	2000	850,000		—		16,112	—	120,000	1,794,300	30,000
Paul B. Dykstra	2002	332,981		297,200		—	209,100	27,400	—	8,024
President and CEO	2001	303,375		50,000		3,448	365,900	50,500	29,600	6,158
GES Exposition Services	2000	295,299		—		118,628	—	17,100	70,300	5,742
Kimbra A. Fracalossi(6)	2002	353,000		194,500	(7)	—	278,800	36,600	—	10,590
President and CEO	2001	313,750		83,700		4,925	642,700	99,250	41,300	134,411
Exhibitgroup	2000	214,217		—		11,186	—	12,000	—	8,569
Scott E. Sayre	2002	267,000		132,400		5,946	139,400	18,300	—	8,010
Vice President-General	2001	257,188		32,500		8,077	331,250	40,625	27,500	87,715
Counsel and Secretary	2000	210,583		—		83	—	8,400	—	8,063
Ellen M. Ingersoll(8)	2002	190,801		116,500		8,078	139,400	12,800	—	—
Chief Financial Officer	2001	—		—		—	—	—	—	—
	2000	—		—		—	—	—	—	—

(1)	Amounts shown represent reimbursement for payment of taxes on certain items; and, in the case of Mr. Dykstra, amount includes $76,400 for relocation expenses in 2000.

(2)	Amounts shown represent the fair value, based on closing prices, of Viad common stock on the grant dates of restricted stock awards. Dividends are paid on restricted stock at the same rate as paid to other stockholders. On December 31, 2002, the named executives held shares of performance-driven restricted stock and restricted stock having aggregate values as follows: Mr. Bohannon, 303,300 shares valued at $6,778,755; Mr. Dykstra, 37,700 shares valued at $842,595; Ms. Fracalossi, 57,500 shares valued at $1,285,125; Mr. Sayre, 29,200 shares valued at $652,620; and Ms. Ingersoll, 12,500 shares valued at $279,375.

(3)	In 2002, no long-term incentive payouts occurred. Long-term incentive payouts in 2001 included payments under the Performance Unit Incentive Plan for the 1999-2001 performance period and the vesting of the shares granted in 1998 under the Performance-Based Stock Plan. Long-term incentive payouts in 2000 included payments under the Performance Unit Incentive Plan for the 1998-2000 performance period and the vesting of the shares granted in 1997 under the Performance-Based Stock Plan.

(4)	Amounts represent matching contributions under the 401(k) Plan and the Supplemental 401(k) plan. In addition, special cash awards of $255,000 to Mr. Bohannon, $125,000 to Ms. Fracalossi, and $80,000 to Mr. Sayre were paid in February 2001 for outstanding results and performance in prior years.

(5)	The employment agreement dated April 1, 1998 provides for an annual base salary of $900,000, effective April 1, 2001. Mr. Bohannon’s salary compensation in 2001 reflects a voluntary salary reduction in the fourth quarter in response to the economic softening that followed the September 11, 2001 terrorist attacks. Mr. Bohannon’s salary was not increased in 2002 due to a corporate-wide salary freeze.

(6)	Ms. Fracalossi was appointed President and Chief Executive Officer of Exhibitgroup on June 28, 2002. Prior to taking office, she was Chief Financial Officer of Viad.

(7)	Ms. Fracalossi’s bonus award for 2002 relates to performance at the corporate level as Chief Financial Officer of Viad Corp, rather than Exhibitgroup performance.

(8)	Ms. Ingersoll joined Viad in January 2002.

Stock Option Grants in Last Fiscal Year

      The following table provides information on the number of options to purchase Viad common stock that were granted by Viad in 2002 to the executive officers named in the Summary Compensation Table above. The amounts shown as potential realizable values are presented for illustrative purposes only. They are calculated based solely on arbitrarily assumed rates of appreciation required by the SEC. The ultimate value of the options depends on the future performance of Viad, and following the spin-off, MoneyGram and New Viad, common stock and overall stock market conditions. There can be no assurance that the potential realizable values shown in the table will be achieved.

      Assuming an annual stock price appreciation of 5 percent and 10 percent from the grant date through the ten-year term of the option, the amounts shown as potential realizable values would result in an increase in the stock price of $17.18 and $43.53 per share, respectively, for the March 26, 2002 grant. The amounts shown as potentially realizable values for all stockholders represent the corresponding increase in the aggregate market value of outstanding shares of common stock held by all Viad stockholders on March 26, 2002. The aggregate price appreciation on March 26, 2002 for all Viad stockholders would total approximately $1.482 billion and $3.755 billion, respectively.

	Individual Grants
					Potential Realizable Value at
	Number of	% of Total			Assumed Annual Rates of
	Securities	Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	($/Share)(1)	Date	5%($)	10%($)

Robert H. Bohannon	100,000	9.24%	27.32	3/26/2012	1,717,826	4,353,308
Paul B. Dykstra	27,400	2.53%	27.32	3/26/2012	470,684	1,192,806
Kimbra A. Fracalossi	36,600	3.38%	27.32	3/26/2012	628,724	1,593,311
Scott E. Sayre	18,300	1.69%	27.32	3/26/2012	314,362	796,655
Ellen M. Ingersoll	12,800	1.18%	27.32	3/26/2012	219,882	557,223
All Stockholders’
Stock Price Appreciation	N/A	N/A	N/A	N/A	1.482 billion	3.755 billion

(1)	The option exercise price is the average of the high and low selling prices of Viad common stock on the New York Stock Exchange, Inc. on the respective grant dates. Fifty percent of options become exercisable one year after grant and the balance two years after grant. The options are subject to forfeiture and non-competition provisions. Each option contains the right to surrender the option for cash during certain tender offers. The exercise price may be paid by delivery of already owned shares, and tax withholding obligations resulting from the exercise may be paid by surrendering a portion of the shares being acquired, subject to certain conditions. See “Treatment of Viad Options and Restricted Stock.”

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Values

      The following table lists the number of shares of Viad common stock acquired during 2002 and the value realized as a result of option exercises during 2002 by the executive officers listed in the Summary Compensation Table above, as well as the December 31, 2002 value of unexercised options to purchase Viad common stock held by these individuals. The amounts listed in the column relating to the value of unexercised options, unlike the amounts set forth in the column headed “Value Realized,” have not been, and might never be, realized. The underlying options might not be exercised; and actual gains on exercise, if any, will depend on the value of Viad, and following the spin-off, MoneyGram and New Viad, common stock on the dates of exercise. There can be no assurance that these values will be realized.

			Number of Securities
			Underlying		Value of Unexercised
			Unexercised Options		In-the-Money
	Shares	Value	at FY-End		Options at FY-End
	Acquired on	Realized	Exercisable/		($) Exercisable/
Name	Exercise	($)	Unexercisable		Unexercisable

Robert H. Bohannon	—	—	659,820	238,350	1,812,047	78,496
Paul B. Dykstra	2,146	27,360	72,750	52,650	121,442	26,400
Kimbra A. Fracalossi	—	—	69,925	86,225	61,600	61,600
Scott E. Sayre	—	—	68,133	38,612	228,066	23,760
Ellen M. Ingersoll	—	—	—	12,800	—	—

(1)	The closing price of Viad common stock on December 31, 2002 was $22.35 per share. The information shown reflects options accumulated over periods of up to ten years.

Long-Term Incentive Plan Grants in Last Fiscal Year and Estimated Future Payouts

      The following table provides information on performance-driven restricted stock grants of Viad common stock made in 2002 to each of the executive officers named in the Summary Compensation Table above.

			Estimated Future Payouts Under
			Non-Stock Based Plans
	Number	Performance	(Number of Shares)
	of	Period
Name	Shares(1)	Until Payout	Threshold	Target	Maximum

Robert H. Bohannon	90,000	4 years	—	90,000	90,000
Paul B. Dykstra	13,800	4 years	—	13,800	13,800
Kimbra A. Fracalossi	18,300	4 years	—	18,300	18,300
Scott E. Sayre	9,200	4 years	—	9,200	9,200
Ellen M. Ingersoll	7,500	4 years	—	7,500	7,500

(1)	The assumed value of awarded shares of performance-driven restricted stock was $27.32, which was the average price of Viad common stock on the date of the grant of March 26, 2002. Performance-driven restricted stock granted in 2002 may be earned in three or four years from the date of the grant, depending upon the achievement level of certain long-term incentive performance targets. If performance targets are not achieved, 100 percent of the grant will be forfeited. See “Treatment of Viad Options and Restricted Stock.”

Pension Plans

      The following table shows estimated annual retirement benefits payable to covered participants for the years of service and compensation level indicated. It assumes retirement at age 65. The benefits are paid under the Viad Corp Retirement Income Plan (VCRIP), applicable schedules of the Supplemental Pension Plan, and certain supplemental pension plans sponsored by subsidiaries of the Corporation (collectively, the “Supplemental Plans”). In connection with the separation, MoneyGram will assume sponsorship of VCRIP and certain liabilities under the Supplemental Plans. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.” All benefit accruals under VCRIP will cease as of December 31, 2003. However, accruals will continue under the Supplemental Plans, and the liabilities for post-separation periods will be paid by Viad. The compensation covered by these plans is annual salary and annual bonus (one-half of annual bonus in the case of certain executive officers), as reported in the Summary Compensation Table. Actual benefits will be calculated on the basis of the average of a participant’s last five years of covered compensation prior to retirement, except that for annual bonus awards, the average of a participant’s highest five years of annual bonus will be used in determining covered compensation.

Pension Plan Table(1),(2)

	Years of Credited Service(3)

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years

$ 200,000	$31,582	$47,373	$63,164	$78,954	$94,745
$ 250,000	$40,082	$60,123	$80,164	$100,204	$120,245
$ 300,000	$48,582	$72,873	$97,164	$121,454	$145,745
$ 400,000	$65,582	$98,373	$131,164	$163,954	$196,745
$ 500,000	$82,582	$123,873	$165,164	$206,454	$247,745
$ 600,000	$99,582	$149,373	$199,164	$248,954	$298,745
$ 750,000	$125,082	$187,623	$250,164	$312,704	$375,245
$1,000,000	$167,582	$251,373	$335,164	$418,954	$502,745
$1,250,000	$210,082	$315,123	$420,164	$525,204	$630,245
$1,500,000	$252,582	$378,873	$505,164	$631,454	$757,745
$1,750,000	$295,082	$442,623	$590,164	$737,704	$885,245
$2,000,000	$337,582	$506,373	$675,164	$843,954	$1,012,745
$2,250,000	$380,082	$570,123	$760,164	$950,204	$1,140,245
$2,500,000	$422,582	$633,873	$845,164	$1,056,454	$1,267,745
$2,750,000	$465,082	$697,623	$930,164	$1,162,704	$1,395,245

(1)	The Code and ERISA limit the annual benefits which may be paid from a tax-qualified retirement plan such as VCRIP. As permitted by the Code and ERISA, the Supplemental Plans authorize the payment of benefits above the limits permitted under the Code and ERISA for those executives entitled to participate in the Supplemental Plans, including all of our executive officers. In addition, our executive officers will continue to accrue benefits under the Supplemental Plan after December 31, 2003, notwithstanding the freeze of benefit accruals under VCRIP.

(2)	Benefits are computed on a single-life annuity basis. The amounts shown are before any adjustment for joint and survivorship provisions, which would reduce, in some cases, the amounts shown in the table.

(3)	As of October 31, 2003, the years of credited service for the named executives were as follows: Mr. Bohannon, 10 years; Mr. Dykstra, 19 years; Ms. Fracalossi, 8 years; Mr. Sayre, 24 years; and Ms. Ingersoll, 1 year.

      Mr. Bohannon will receive pension benefits equal to 30 percent of average covered compensation if he retires at age 58; 40 percent of average compensation if he retires at age 59; 50 percent of average covered compensation if he retires at age 60; and 60 percent of average covered compensation if he retires at age 65, with retirement benefits to be calculated on a pro rata basis if he retires between the ages of 60 and 65. At October 31, 2003, the estimated annual benefit payable to him upon his retirement at age 65 is $1,228,000.

Executive Employment Agreement

      Mr. Bohannon is employed pursuant to an employment agreement dated April 1, 1998. The employment agreement provides for a term that will end as of March 31, 2006. This agreement will be amended in connection with the spin-off.

      Mr. Bohannon’s annual base salary as in effect currently is $900,000. Under the agreement, this amount will be reduced to $600,000 at the time of the distribution, and thereafter will be adjusted upwards each year by no less than the lesser of 5 percent or the percentage increase in the consumer price index over the preceding year. The agreement will provide that Mr. Bohannon is entitled to participate in all incentive compensation and other fringe benefit programs offered to other executive officers, and in any event not to a lesser extent than before the distribution. To the extent his pay and benefits under these programs is computed in a manner that takes into account base salary, his base salary will be deemed to equal 150 percent of his then-current base salary. His fringe benefits and perquisites include tax planning and financial counseling services, payment of club dues, an annual physical, a home security system and company-provided transportation, and lifetime coverage for himself and his spouse under the company’s medical plan for its most senior executives (called the limited executive medical plan).

      The agreement may be terminated by New Viad for cause or at the discretion of the board. Mr. Bohannon may also terminate the agreement upon at least 180 days’ advance written notice.

      Mr. Bohannon has agreed not to compete with New Viad for a three-year period following a termination of his employment on at least 180 days notice, or upon his retirement, unless there has been a change of control.

Severance Agreement

      New Viad has entered into an executive severance agreement with Mr. Bohannon. The agreement provides that if his employment terminates for any reason (other than because of a voluntary termination by Mr. Bohannon during the first six months, or his death, disability, or normal retirement) within 18 months after a change of control of New Viad (as defined in the severance agreement), he will receive severance compensation, including a lump sum cash payment of three times the sum of the following:

•	The executive’s highest annual salary;

•	The executive’s greatest cash bonus under the Management Incentive Plan for any of the preceding four years or, if higher, his or her target bonus for the fiscal year in which the change of control occurs; and

•	the executive’s greatest cash bonus under the Performance Unit Plan for any of the preceding four years or, if higher, the aggregate value of shares when earned during a performance period under any performance-related restricted stock award during the preceding four years, or if higher, the aggregate value at the time of grant of the target shares awarded to the executive under the performance-related restricted stock programs for the fiscal year in which the change of control occurs.

      Mr. Bohannon will also receive continuation of his health, life insurance and fringe benefits for three years. The agreement also provides a tax gross-up feature to make him whole for any excise taxes imposed by the Internal Revenue Code on payments made to him in connection with a change of control. Payments are reduced by other severance benefits paid by New Viad, but would not be offset by any other amounts. For pension purposes, Mr. Bohannon will also be credited with additional years of service equal to the number of years needed to attain 20 years of service. The executive’s stock options and restricted stock will also vest upon a change of control.

Change of Control Arrangements

      New Viad’s Executive Severance Plan provides each of its named executive officers other than Mr. Bohannon with severance benefits if the executive’s employment is terminated by New Viad without cause, or by the executive for good reason (as those terms are defined in the plan) within 18 months after a change in control of New Viad. In this event, he or she will receive lump sum severance compensation equal to three times the sum of the following:

•	The executive’s highest annual salary;

•	The executive’s greatest cash bonus under the Management Incentive Plan for any of the preceding four years or, if higher, his or her target bonus for the fiscal year in which the change of control occurs; and

•	the executive’s greatest cash bonus under the Performance Unit Plan for any of the preceding four years or, if higher, the aggregate value of shares when earned during a performance period under any performance-related restricted stock award during the preceding four years, or if higher, the aggregate value at the time of grant of the target shares awarded to the executive under the performance-related restricted stock programs for the fiscal year in which the change of control occurs.

      The executive will receive two times these amounts if he or she voluntarily terminates employment other than for good reason or retirement during the 30-day period beginning on the first anniversary of the change of control. In either case, the executive will also receive continued welfare benefits coverage for three or two years, as applicable, an additional pension benefit as if he or she continued to work for the same period, and outplacement benefits. The plan also provides a tax gross-up feature to make the executives whole for any excise taxes imposed by the Code on change of control payments, and for payment of any legal fees incurred by the executives to enforce their rights under the plan. The spin-off does not constitute a change of control for purposes of this plan.

Treatment of Viad Options and Restricted Stock

      As of the distribution date, each Viad option that immediately prior to the distribution date is outstanding and not exercised will be adjusted to consist of two options: (1) an option to purchase shares of Viad common stock and (2) an option to purchase shares of MoneyGram stock. Each holder of a Viad restricted stock award that is outstanding at the time of the distribution will receive the distribution of MoneyGram common stock. These distributed shares will generally be subject to the same vesting conditions as the Viad restricted stock award. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

Compensation Committee Interlocks and Insider Participation

      In seeking members who will serve on the Human Resources Committee of New Viad board of directors, consideration will be given to and information will be disclosed regarding any relationships that may exist with respect to the members that would be required to be disclosed under the applicable rules of the SEC.

Related Party Relationships and Transactions

      Following the Distribution, New Viad will continue to have a relationship with MoneyGram as described under “Relationship between New Viad and MoneyGram.” New Viad and MoneyGram will cease to have any other material contractual relationship with each other.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF NEW VIAD

Security Ownership of Directors and Officers of New Viad

      The table below provides information concerning the beneficial ownership of Viad common stock by our directors and executive officers, individually and as a group. Information in the ownership table is as of October 31, 2003.

	Amount and Nature of
Name	Beneficial Ownership(1)	Percent of Class

Robert H. Bohannon	1,375,926	1.6%
Jess Hay	56,716	*
Judith K. Hofer	93,143	*
Jack F. Reichert	67,666	*
Paul B. Dykstra	191,714	*
Kimbra A. Fracalossi	224,885	*
Ellen M. Ingersoll	42,906	*
G. Michael Latta	5,250	*
David G. Morrison	66,939	*
Suzanne Pearl	105,631	*
Scott E. Sayre	152,940	*
All Directors and Executive Officers as a Group (11 individuals)	2,383,716	2.7%

*	Less than one percent.

(1)	Includes: 220,484 shares of performance-driven restricted stock which will vest five years from the date of grant (subject to accelerated vesting if specified performance goals are met or exceeded); 162,300 shares of performance-based restricted stock which will vest in one-third increments each year over a three-year period if specified performance goals are met or exceeded; 344,500 shares of restricted stock which will vest three years from date of grant; and 1,440,330 shares of Viad common stock subject to stock options which were exercisable as of October 31, 2003, or within 60 days thereafter, by the listed directors and executive officers.

Security Ownership of Principal Stockholders of New Viad

      The table below provides certain information regarding those individuals we expect to be the beneficial owners of more than 5 percent of the outstanding shares of New Viad common stock immediately upon the Distribution. The information provided is based upon the beneficial ownership of Viad common stock reported to Viad as of the date of the most recent Schedule 13D or 13G filed with the SEC by the named person.

	Amount and Nature of
Name and Address	Beneficial Ownership	Percent of Class

FMR Corp.	7,448,052(1)	8.455%
82 Devonshire Street
Boston, Massachusetts 02109

(1)	The ownership information provided is based on material contained in a Schedule 13G/A, dated February 14, 2003, filed with the SEC. The Schedule 13G/A provides that FMR Corp. has sole voting power for 123,945 shares and sole dispositive power for all shares owned.

DESCRIPTION OF CAPITAL STOCK OF NEW VIAD

      The authorized capital stock of New Viad consists of 207,442,352 shares, consisting of 200 million shares of common stock, par value $1.50 per share, 442,352 shares of $4.75 preferred stock, five million shares of undesignated preferred stock, and two million shares of junior participating preferred stock, par value $0.01 per share. The following summary of the material provisions of New Viad’s common stock and preferred stock is subject to, and qualified in its entirety by, New Viad’s restated certificate of incorporation and by-laws and by the provisions of applicable law.

Common Stock

      Each holder of Viad common stock is entitled to one vote per share on all matters voted on by stockholders, including elections of directors. There are no cumulative voting rights. Subject to the preferences of any outstanding preferred stock, holders of Viad common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of New Viad, holders of Viad common stock would be entitled to share in New Viad’s assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of Viad common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

      The rights, preferences and privileges of the holders of Viad common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or that New Viad may designate in the future.

Preferred Stock

      New Viad’s restated certificate of incorporation authorizes the board of directors, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 7,442,352 shares of preferred stock. The certificate of incorporation designates the rights and preferences attaching to two million shares of junior participating preferred stock and 442,352 shares of $4.75 preferred stock. With respect to the remaining 5,000,000 shares of preferred stock, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such preferred shares, in one or more series, with each of such series to have such rights and preferences, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as determined by the unlimited discretion of the board of directors.

      Although New Viad’s board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. New Viad’s board of directors will make any determination to issue these shares based on its judgment as to the best interests of New Viad and its stockholders.

Junior Preferred Stock

      Each share of New Viad junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Viad common stock. In the event of liquidation, the holders of New Viad junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment equal to 100 times the payment made per share of Viad common stock. Each share of New Viad junior preferred stock will have 100 votes, voting together with Viad common stock. Finally, in the event of any merger, consolidation or other transaction in which Viad common stock is exchanged, each share of junior preferred stock will be entitled to receive an amount equal to 100 times the amount received per share of Viad common stock. These rights are protected by customary anti-dilution provisions. 1.12 million shares of Viad preferred stock have been reserved for issuance in connection with New Viad’s rights agreement, none of which shares are outstanding. See “— The Rights Agreement.”

$4.75 Preferred Stock

      All issued and outstanding shares of $4.75 preferred stock are redeemable at the option of New Viad at any time at $101 per share plus accrued and unpaid dividends thereon computed to the date of redemption. All issued and outstanding shares of $4.75 preferred stock, of which there were 234,983 as of October 31, 2003, will be redeemed and retired prior to the spin-off, with these shares not to be reissued as $4.75 preferred stock and instead will revert to being authorized but unissued preferred stock.

The Rights Agreement

      On February 21, 2002, the board of directors of Viad declared a dividend of one preferred share purchase right for each outstanding share of common stock, par value $1.50 per share. The rights replaced rights to purchase preferred shares that expired on February 28, 2002. The rights are subject to the terms of the rights agreement, dated as of February 28, 2002, between New Viad and Wells Fargo Bank Minnesota, N.A.

      The board of directors adopted the rights agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the rights agreement imposes a significant penalty upon any person or group that acquires 20 percent or more of New Viad’s outstanding common stock without the approval of the board. The rights agreement should not interfere with any merger or other business combination approved by the board.

      For those interested in the specific terms of the rights agreement, we provide the following summary description. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which has been publicly filed with the SEC as an exhibit to the Registration Statement on Form 8-A filed by Viad on February 28, 2002, which is incorporated by reference into the registration statement of which this information statement is a part.

The Rights

      The board of directors authorized the issuance of a right with respect to each outstanding share of common stock on February 28, 2002. The rights are evidenced only by certificates that represent shares of common stock. New rights accompany any new shares of common stock issued after February 28, 2002, until the rights are distributed as described below.

Exercise Price

      Each of the rights allows its holder to purchase from us one one-hundredth of a share of junior participating preferred stock for $100, once the rights become exercisable. This portion of a preferred share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Viad common stock. Prior to exercise, the right does not give its holder any dividend, voting or liquidation rights.

Exercisability

      The rights will not be exercisable until:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 20 percent or more of our outstanding common stock, or, if earlier,

•	ten business days (or a later date determined by the board before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an acquiring person.

      Until the rights become exercisable, the Viad common stock certificates also evidence the rights, and any transfer of shares of Viad common stock constitutes a transfer of the rights. After that date, the rights will separate from the Viad common stock and be evidenced by book-entry credits or by rights certificates to be mailed to all eligible holders of Viad common stock. Any of the rights held by an acquiring person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $100, purchase shares of Viad common stock with a market value of $200, based on the market price of Viad common stock prior to the acquisition.

•	Flip Over. If Viad is later acquired in a merger or similar transaction after the date the rights become exercisable, all holders of rights except the acquiring person may, for $100, purchase shares of the acquiring corporation with a market value of $200, based on the market price of the acquiring corporation’s stock prior to the merger.

Preferred Share Provisions

      Each one one-hundredth of a share of our preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $.01 per one-hundredth of a share, or an amount equal to the dividend paid on one share of Viad common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1 per one-hundredth of a share or an amount equal to the payment made on one share of Viad common stock, whichever is greater;

•	will have the same voting power as one share of Viad common stock; and

•	if shares of New Viad common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Viad common stock.

      The value of one one-hundredth interest in a share of Viad preferred stock should approximate the value of one share of Viad common stock.

Expiration

      The rights will expire on February 28, 2012.

Redemption

      Viad’s board of directors may redeem the rights for $.01 per right at any time before any person or group becomes an acquiring person. If the board of directors redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of the rights will be to receive the redemption price of $.01 per right. The redemption price will be adjusted if there is a stock split or stock dividends of Viad common stock.

Exchange

      After a person or group becomes an acquiring person, but before an acquiring person owns 50 percent or more of the outstanding Viad common stock, the board of directors may extinguish the rights by exchanging one share of Viad common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions

      The Viad board of directors may adjust the purchase price of the preferred stock, the number of shares of preferred stock issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1 percent will be made.

Amendments

      The terms of the rights agreement may be amended by the board of directors without the consent of the holders of the rights. The board may not, however, amend the rights agreement to lower the threshold at which a person or group becomes an acquiring person to below 10 percent of the outstanding Viad common stock. In addition, the board may not cause a person or group to become an acquiring person by lowering this threshold below the percentage interest that the person or group already owns. After a person or group becomes an acquiring person, the board may not amend the agreement in a way that adversely affects holders of the rights.

Anti-Takeover Provisions

      Some provisions of Viad’s amended and restated certificate of incorporation and by-laws could make more difficult the acquisition of control of Viad, and the removal of existing management.

•	there is no cumulative voting for directors;

•	New Viad has a classified board of directors with each class serving a staggered three-year term;

•	New Viad’s board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term of the class of directors in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

•	the board of directors may issue preferred stock without any vote or further action by the stockholders;

•	special meetings of stockholders may be called only by the chairman or board of directors, and not by stockholders;

•	the board of directors may adopt, amend, alter or repeal the by-laws without a vote of the stockholders;

•	all stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting;

•	New Viad requires advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors; and

•	certain business combinations with an “interested stockholder” (defined in our certificate of incorporation as a holder of 10 percent or more of our outstanding voting stock) must be approved by holders of 66 2/3 percent of the voting power of shares not owned by the interested stockholder, unless the business combination is approved by certain “continuing directors” (as defined in our certificate of incorporation) or meets certain requirements regarding price and procedure.

      These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of Viad to first negotiate with its board of directors. Viad believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure itself and outweigh the disadvantages of discouraging these proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Section 203 of the Delaware General Corporation Law

      New Viad is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. For a description of Section 203, please see “Description of Capital Stock of MoneyGram — Section 203 of the Delaware General Corporation Law.”

New York Stock Exchange, Inc. Listing

      New Viad’s common stock will continue to be listed on the New York Stock Exchange, Inc. under the symbol “VVI.”

Transfer Agent and Registrar

      The transfer agent and registrar for New Viad’s common stock is Wells Fargo Bank Minnesota, N.A.

Stock Options

      As of October 31, 2003, Viad has 5,644,951 shares of Viad common stock for issuance under the stock option plans. At the time of the spin-off, all outstanding options to purchase Viad common stock will be adjusted to consist of options to purchase Viad common stock and options to purchase MoneyGram common stock. See “Management of New Viad — Treatment of Viad Options and Restricted Stock” and “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

FINANCING ARRANGEMENTS OF NEW VIAD

      In connection with the spin-off transaction, New Viad intends to negotiate and enter into bank credit facilities providing availability of at least $100 million to be available for working capital purposes and to support letters of credit, of which New Viad expects to borrow approximately $29 million at the time of the spin-off. New Viad expects that the term of such facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio. There can be no guarantee that New Viad will be able to negotiate credit facilities on terms acceptable to New Viad. However, consummation of the spin-off is conditional upon New Viad entering into satisfactory credit arrangements.

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF

MONEYGRAM AND NEW VIAD

      New Viad and MoneyGram are each incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides in relevant part as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

      As permitted by Delaware law, each of New Viad and MoneyGram has included in its certificate of incorporation a provision to eliminate the personal liability of is respective directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, each of New Viad’s and MoneyGram’s certificate of incorporation and by-laws provide that the company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

      The separation and distribution agreement is expected to provide for indemnification by New Viad of MoneyGram and its directors, officers and employees for certain liabilities, including liabilities under the Securities Act of 1933.

      Viad and MoneyGram have obtained directors’ and officers’ liability insurance for the benefit of their respective directors and officers.

      In addition, Viad and MoneyGram have entered into indemnification agreements with each of their directors. These agreements provide, among other things, that each respective company must:

•	indemnify each director to the full extent authorized or permitted by applicable law;

•	maintain insurance policies for the benefit of each director that are applicable for so long as the director continues to serve as a director and thereafter for so long as a director is subject to any possible or threatened claim or action relating to the director’s service as a director; and

•	indemnify each director against all expenses, fines, fees and amounts paid in settlement incurred by the director in connection with a threatened, pending or completed action relating to the director’s service as a director.

RELATIONSHIP BETWEEN NEW VIAD AND MONEYGRAM

The Separation

      On July 24, 2003, Viad Corp announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock. The spin-off and related transaction are subject to a number of conditions described elsewhere in this information statement and are not expected to be completed earlier than the end of the first quarter of 2004. We cannot assure you that any such transaction will be completed.

      In connection with the spin-off, Viad Corp, MoneyGram International, Inc. and Travelers Express Company, Inc. will engage in the following transactions:

•	A newly formed, wholly owned subsidiary of MoneyGram will be merged with and into Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business and is a wholly owned subsidiary of Viad Corp. As a result of the merger, Travelers Express Company, Inc. will become a wholly owned subsidiary of MoneyGram International, Inc.

•	Prior to the merger, each of Viad Corp and MoneyGram International, Inc. expect to enter into new credit agreements, as described under “Financing Arrangements of MoneyGram” and “Financing Arrangements of New Viad.” At the time of the spin-off, Viad Corp expects to borrow approximately $29 million under its new credit agreement, and MoneyGram International, Inc. expects to borrow $150 million under its new credit agreement.

•	Pursuant to the plan of reorganization adopted in connection with the merger, MoneyGram International, Inc. will pay $150 million to Viad Corp. MoneyGram International, Inc. will fund this payment with the borrowing under its new credit agreement. Viad Corp will use all of the proceeds of this cash payment to repay all or a portion of its outstanding commercial paper (or other similar indebtedness). Viad Corp currently has approximately $170 million of commercial paper outstanding.

•	Prior to the merger, Viad Corp intends to seek to repurchase all of its outstanding subordinated debt and medium term notes and intends to repay an industrial revenue bond for which it is responsible, for an aggregate amount of approximately $68.5 million (which includes an estimated tender premium with respect to the public indebtedness). In addition, prior to the merger, Viad Corp expects to redeem its outstanding preferred stock at an aggregate redemption price of $23.7 million. Viad Corp will fund the preferred stock redemption, repurchase of public indebtedness and repayment of the industrial revenue bond, as well as the repayment of any commercial paper in excess of the $150 million described above, with the proceeds of the borrowings under its new credit agreement and with cash on hand (including funds received from Travelers Express Company, Inc. prior to the merger). The total amount of cash required to fund the preferred stock redemptions and debt retirement described above is expected to be $262.2 million.

•	Pursuant to the Employee Benefits Agreement, MoneyGram International, Inc. and Travelers Express Company, Inc. will assume certain employee benefit liabilities of MoneyGram International, Inc. and Viad Corp, and in connection with the assumption of certain liabilities Viad Corp will transfer certain related assets to Travelers Express Company, Inc.

•	Pursuant to the Tax Sharing Agreement, tax sharing payments of an aggregate of approximately $35 million will be made from Travelers Express Company, Inc. to Viad Corp in respect of alternative minimum tax credits and general business tax credits.

•	We expect that Viad Corp will incur pre-tax expenses of approximately $15 million, primarily related to investment banking, legal and accounting fees, in order to complete the spin-off and related transactions.

Of these expenses, approximately $2.5 million is expected to be incurred by MoneyGram International, Inc. and $12.5 million is expected to be incurred by New Viad.

•	We expect that prior to the merger, Travelers Express Company, Inc. will pay cash dividends to Viad Corp in the amount of net income of Travelers Express Company, Inc. in 2004 to the date of the spin-off. The distribution agreement contains an adjustment mechanism to ensure that, in the event that these dividends are in excess of such net income, Viad Corp will pay the excess to Travelers Express Company, Inc., in the event that these dividends are less than such net income, Travelers Express Company, Inc. will pay the difference to Viad.

•	New Viad will retain any funds not used to purchase or redeem commercial paper, subordinated debt, medium term notes, industrial revenue bonds or preferred stock. To the extent not used as discussed above, the cash received from Travelers Express Company, Inc. as described above will be retained by New Viad, or used in connection with its businesses and operations, following the spin-off.

Agreements between Viad and MoneyGram

      For the purpose of governing the relationship between Viad Corp and MoneyGram International, Inc. after completion of the spin-off, Viad and MoneyGram will enter into the various agreements described below. The following summaries are qualified in their entirety by reference to the agreements, copies of which are filed as exhibits to this information statement.

Separation and Distribution Agreement

      The Separation and Distribution Agreement will provide for, among other things, the principal corporate transactions required to effect the separation of MoneyGram from Viad and the spin-off and other matters governing the relationship between New Viad and MoneyGram following the spin-off.

The Separation

      Subject to specified exceptions described below, the Separation and Distribution Agreement contains provisions designed principally to place or ensure that there remain with MoneyGram (1) the assets and personnel currently involved in the global funds transfer and payment systems business and (2) financial responsibility for known and contingent or unknown liabilities that relate directly to the global funds transfer and payment systems business as conducted on or before the date of the distribution.

      In addition, liabilities of Viad relating to unfunded defined pension benefits (in excess of benefit levels provided under qualified pension plans), certain long-term disability benefits and specified deferred incentive and deferred director obligations described in the Employee Benefits Agreement will be assumed by MoneyGram or a subsidiary and Viad will contribute or transfer to MoneyGram or a subsidiary certain related assets. MoneyGram or a subsidiary will assume and agree to perform and fulfill all of these liabilities in accordance with their respective terms.

      Prior to the effective time of the merger, Viad will offer to purchase all of its outstanding medium-term notes and subordinated debentures at an amount per note or debenture, as applicable, at least equal to the outstanding principal amount (plus accrued and unpaid interest) of each note or debenture, as applicable. Viad will solicit consents from the holders of these notes and debentures to amend the indentures governing this indebtedness to eliminate substantially all of the restrictive covenants from those indentures in the event that not all of the notes or debentures are tendered for repurchase. It will be a condition to the merger and the distribution and to Viad’s offer to purchase the medium-term notes and the subordinated debentures, which condition may be waived in the sole discretion of Viad, that Viad obtain sufficient consents from holders of this indebtedness to eliminate these restrictive covenants. Viad will retire any notes and debentures repurchased by it.

      Prior to the effective time of the merger, Viad will also redeem all of the outstanding shares of its preferred stock and repay an industrial revenue bond for which it has assumed responsibility. Prior to the spin-off, Viad will repay its outstanding commercial paper.

      Viad will not make any representation or warranty as to:

•	the assets, businesses or liabilities transferred or assumed as part of the separation;

•	any consents or approvals required in connection with the transfers; or

•	the freedom from any encumbrance of any assets transferred or to be transferred.

      Except as expressly set forth in any ancillary agreement, all assets to be transferred will be transferred on an “as is,” “where is” basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance was insufficient to vest in the transferee good and marketable title, free and clear of any encumbrance.

The Distribution

      Viad may decide not to complete the distribution if, at any time, Viad’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Viad or its stockholders. In addition, Viad’s intention to complete the distribution is contingent on the satisfaction of a number of conditions, including the conditions described below, any of which may be waived by Viad:

•	The MoneyGram common stock to be distributed in the distribution must be listed on the New York Stock Exchange;

•	The registration statement filed with respect to MoneyGram common stock to be distributed in the distribution must be effective;

•	Any material governmental consents and authorizations necessary for the distribution must have been obtained;

•	All statutory requirements for consummation of the distribution must have been satisfied;

•	The consummation of the distribution must not conflict with or require any consent under any material contract of Viad or MoneyGram and no legal restraint must exist preventing the consummation of the distribution;

•	The distribution must be payable in accordance with applicable law;

•	Viad must have received a ruling from the IRS that the distribution will qualify as a tax-free distribution for federal income tax purposes;

•	Viad and MoneyGram must have in place new credit agreements that are acceptable to their respective boards of directors, and the Employee Benefits Agreement, the Interim Services Agreement and the Tax Sharing Agreement must be in effect;

•	The required percentage of holders of Viad’s medium-term notes and subordinated debentures have tendered their notes and debentures to Viad and have consented to amend the indentures governing this indebtedness to, among other things, eliminate substantially all of the restrictive covenants contained in those indentures and tender their debentures and notes to Viad;

•	MoneyGram or one of its subsidiaries must have been substituted for Viad in respect of any agreements under which Viad has guaranteed any obligations of MoneyGram or any of its subsidiaries; and

•	There shall not have occurred any material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of MoneyGram or New Viad, including, among other things, any such effect resulting from or arising in connection with any terrorist attacks or the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other similar calamity or crisis.

•	An investment grade BBB long-term credit rating for MoneyGram must have been confirmed.

      MoneyGram and Viad will cooperate to accomplish the spin-off and at Viad’s direction MoneyGram will promptly take any and all actions necessary or desirable to effect the distribution, including, without limitation, the registration under the Securities Act of MoneyGram common stock on an appropriate registration form or forms to be designated by Viad.

Releases and Indemnification

      The Separation and Distribution Agreement provides that outstanding payables between New Viad and MoneyGram, and their respective subsidiaries, will generally be paid in cash immediately prior to the spin-off, and the Tax Sharing Agreement provides that Travelers Express Company, Inc. will make tax sharing payments of an aggregate of approximately $35 million. Except for these matters and matters covered in the Tax Sharing Agreement, the Interim Services Agreement, the Employee Benefit Agreement, the Separation and Distribution Agreement generally provides for a full and complete release and discharge of all liabilities between Viad and MoneyGram, and their respective subsidiaries and affiliates, for events occurring on or prior to the effective time of the merger.

      MoneyGram has agreed in the Separation and Distribution Agreement to indemnify, hold harmless and defend Viad, each of its affiliates and each of their respective directors, officers and employees, from and against:

•	all liabilities for third-party claims relating to the distribution or the service prior to the effective time of the merger of any Viad employee as an officer, director or employee of MoneyGram;

•	liabilities of MoneyGram under the Separation and Distribution Agreement and any ancillary agreement;

•	any material breach by MoneyGram or any of its affiliates of the Separation and Distribution Agreement or any of the ancillary agreements;

•	all losses of Viad and its affiliates relating to or arising out of MoneyGram’s business and employees and the assets and liabilities assumed by MoneyGram under the Separation and Distribution Agreement; and

•	any liability related to any untrue statement of a material fact or omission to state a material fact in this information statement for which Viad is not responsible as set forth below.

      Viad has agreed to indemnify, hold harmless and defend MoneyGram, each of its affiliates and each of their respective directors, officers and employees from and against:

•	all liabilities for third-party claims relating to the distribution or the service prior to the effective time of the merger of any of MoneyGram employees as an officer, director or employee of Viad;

•	all liabilities of Viad under the Separation and Distribution Agreement and any ancillary agreement;

•	any material breach by Viad or any of its affiliates of the Separation and Distribution Agreement or any of the ancillary agreements; and

•	all losses of MoneyGram, each of its affiliates and each of their respective directors, officers and employees relating to or arising out of Viad’s business, Viad’s employees and Viad’s assets and liabilities; and

•	any liability related to any untrue statement of a material fact or omission to state a material fact in this information statement related solely to Viad.

      The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Contingent Claims and Insurance

      All pending litigation relating to the global funds transfer and payment systems businesses will be the responsibility of MoneyGram following the distribution. See “Business of New Viad — Legal Proceedings.” MoneyGram will be responsible for obtaining insurance coverage following the completion of the spin-off. As a separate, independent entity, MoneyGram may be unable to obtain insurance coverage to the same extent and on terms as favorable as those available to it prior to the spin-off.

Expenses

      Each of MoneyGram and Viad will pay all third-party fees, costs and expenses paid or incurred by it in connection with the merger and the distribution. These expenses are expected to be approximately $15.0 million in the aggregate, of which New Viad is expected to incur $12.5 million and MoneyGram is expected to incur $2.5 million.

Termination

      The Separation and Distribution Agreement may be terminated (1) at any time prior to the distribution date by Viad, in its sole discretion, if at any time the Viad board determines that the distribution is not in the best interests of Viad or its stockholders or (2) by the mutual consent of Viad and MoneyGram. In the event of a termination of the Separation and Distribution Agreement neither Viad nor MoneyGram will have any liability or further obligation to the other party.

Employee Benefits Agreement

      The Employee Benefits Agreement provides for the allocation of employees, employee benefit plans and associated liabilities and related assets between Viad and MoneyGram. Generally, Viad will remain responsible for compensation and benefit liabilities for employees and former employees assigned to it, and MoneyGram will be responsible for compensation and benefit liabilities for employees and former employees assigned to it. However, there are some exceptions, which are described below.

      The current employees of Viad and its subsidiaries who are on the payroll of MoneyGram and its subsidiaries on the distribution date will be assigned to MoneyGram, and all other current employees will remain with Viad. No employee will be considered to have terminated employment or become entitled to severance pay as a result of the separation of MoneyGram from Viad or any associated employment transfer. Individuals who formerly worked for Viad and its subsidiaries will be considered MoneyGram’s former employees if they were on the payroll of MoneyGram and its subsidiaries immediately before their employment ended, and all other former employees will be considered former employees of Viad.

      At the time of the distribution, MoneyGram will assume sponsorship of the Viad Retirement Income Plan, which is a qualified pension plan under which all benefit accruals have been frozen. In addition, at the time of the distribution, MoneyGram’s new savings plan will assume all liabilities under the Viad Capital Accumulation Plan and the Viad Employees’ Stock Ownership Plan (the “Viad ESOP”) for benefits of the current and former employees assigned to MoneyGram, and the related trust will receive a transfer of the corresponding account balances. However, the Viad ESOP will retain the liability under the loan outstanding between the Viad ESOP and Wachovia Bank, which is guaranteed by Viad, and the shares of Viad common stock held in the suspense account of the Viad ESOP, which were purchased with the loan and will continue to be allocated to participants in the Viad ESOP as the loan continues to be repaid. The shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad ESOP will be sold by the trustee of the Viad ESOP and the proceeds will be reinvested in additional shares of Viad common stock.

      At the time of the distribution, MoneyGram or a subsidiary will assume liability for the benefits of its employees and former employees, as well as liabilities for the benefits of Viad’s employees and former employees attributable to periods before the distribution, under Viad’s supplemental executive retirement plans, the Viad Deferred Compensation Plan and the Viad Supplemental TRIM Plan. MoneyGram or a subsidiary will also establish a grantor trust, the assets of which will be subject to the claims of MoneyGram’s creditors, which will be required to be funded in the event of a change of control or potential change of control, with assets to pay these benefits. MoneyGram will retain liability for the benefits of its employees and former employees under the Travelers Express Supplemental Pension Plan.

      MoneyGram will establish its own plans to provide medical and welfare benefits after the distribution, including retiree medical and life insurance benefits to the former employees assigned to it. In addition, MoneyGram or a subsidiary will also assume all liabilities and for providing executive medical benefits to Mr. Bohannon and certain former executives of Viad and their beneficiaries who are currently receiving these benefits. Effective at the time of the distribution, MoneyGram will establish a flexible spending account plan for its employees and their positive or negative balances from the Viad flexible spending account plan will be transferred to our plan.

      The Employee Benefits Agreement also provides for the treatment of stock options and restricted stock held by current and former employees of MoneyGram as well as current and former Viad employees. Each option to purchase shares of Viad common stock will be adjusted at the time of the distribution to consist of an option to purchase the same number of shares of Viad common stock as before the distribution, plus an option to purchase the same number of shares of MoneyGram common stock. The exercise price of the Viad stock option will be adjusted by multiplying the exercise price of the old stock option by a fraction, the numerator of which is the trading price of a share of Viad common stock on the ex-distribution date, and the denominator of which is that price plus the trading price of a share of MoneyGram common stock immediately after the ex-distribution date. The exercise price of the MoneyGram stock option will equal the exercise price of the old stock option times a fraction, the numerator of which is the trading price of a share of MoneyGram common stock on the ex-distribution date, and the denominator of which is that price plus the trading price of a share of Viad common stock on the ex-distribution date. This will result in two options with a combined intrinsic value equal to the intrinsic value of the Viad option before taking into account the effect of the distribution. The terms and conditions of the options will generally be the same as those of the pre-distribution Viad stock options, except as explained below. MoneyGram will be obligated to deliver shares of MoneyGram common stock upon exercise of the options on MoneyGram common stock, whether by its employees and former employees or those of Viad. Similarly, Viad will be obligated to deliver shares of Viad common stock upon the exercise of all Viad options. As of October 31, 2003, there were outstanding options to purchase 5,644,951 shares of Viad common stock.

      Each holder of a Viad restricted stock award that is outstanding at the time of the distribution will receive the distribution of MoneyGram common stock. These distributed shares will generally be subject to the same vesting conditions as the Viad restricted stock award except as explained below. The performance goals may be adjusted if necessary to reflect the separation of MoneyGram from Viad. If any shares of MoneyGram common stock are forfeited by the holder, whether a MoneyGram employee or a Viad employee, the shares will revert to MoneyGram. Similarly, if any Viad restricted stock is forfeited by the holder, whether a MoneyGram employee or a Viad employee, the shares will revert to Viad.

      The terms and conditions of both restricted stock and options will be further amended as follows. First, for MoneyGram employees, continued employment with MoneyGram and its subsidiaries will be treated in the same manner as employment with Viad. In addition, for both groups of employees, any noncompetition covenants will apply to competition with both MoneyGram and Viad. The change of control provisions will also be amended so that all awards based on Viad stock will vest on a change of control of Viad, all awards based on MoneyGram stock will vest on a change of control of MoneyGram, all awards held by Viad employees will vest on a change of control of Viad, and all awards held by MoneyGram employees will vest on a change of control of MoneyGram.

      Viad and MoneyGram have agreed that MoneyGram will take all tax deductions relating to the exercise of stock options by, and the vesting of restricted stock held by, employees and former employees of MoneyGram, and Viad will take the deductions arising from options and restricted stock held by its employees and former employees.

      In connection with the distribution, MoneyGram will establish a trust comparable to the Viad Employee Equity Trust to receive the shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, and hold those shares for the benefit of its employees and their beneficiaries. These shares will be used to provide employee benefits.

      Viad and MoneyGram will each be responsible for paying all wages, salaries, bonuses and other compensation and other employment-related liabilities of their respective employees and former employees.

      At the time of the distribution, MoneyGram or a subsidiary will assume all liabilities under the Deferred Compensation Plan for Directors of Viad for benefits of our directors. Viad and MoneyGram will use reasonable best efforts to transfer to MoneyGram or a subsidiary the trust that Viad has established to fund these benefits. In addition, at the time of the distribution, MoneyGram or a subsidiary will become responsible for providing all benefits under the Viad Director’s Charitable Award Program and Viad will transfer to MoneyGram or a subsidiary the life insurance that funds these benefits.

Interim Services Agreement

      MoneyGram and Viad will enter into an interim services agreement prior to the distribution under which each of MoneyGram and Viad will provide specified services on an interim basis to the other. The principal services to be provided by Viad to MoneyGram include:

•	tax matters services;

•	corporate secretarial services;

•	accounting and finance services;

•	employee benefit, executive compensation and human resources services;

•	insurance advice and consultation services;

•	internal audit services;

•	real estate services;

•	government affairs and public relations services;

•	corporate security services;

•	vendor management services; and

•	insurance accounting and claims processing services.

      The principal services to be provided by MoneyGram to Viad will be tax matters services.

      The services will generally be provided for a term beginning on the distribution date and expiring on the earlier of two years from the distribution date and the date of termination of all services pursuant to the agreement. The Interim Services Agreement provides that the recipient of a service may, at any time, request termination of the service upon 90 days’ advance notice to the provider, and, to the extent practicable, the parties will agree to an orderly reduction or phase-out of these services. However, certain services, including real estate services, government affairs and public relations services, corporate security services and vendor management services, may not be terminated prior to the second anniversary of the distribution date without Viad’s consent.

      Each of MoneyGram and Viad will charge a fee for services provided to the other, which fee will be determined and allocated according to methods consistent with those in place prior to the distribution.

Tax Sharing Agreement

      Through the distribution date, the results of MoneyGram’s and its subsidiaries’ operations will be included in Viad’s consolidated U.S. federal income tax returns. As part of the separation, MoneyGram will enter into a tax sharing agreement with Viad that provides, among other things, for the allocation between New Viad and MoneyGram of federal, state, local and foreign tax liabilities for all periods through the distribution date. In general, the Tax Sharing Agreement provides that MoneyGram will be liable for all federal, state, local and foreign tax liabilities, including any such liabilities resulting from the audit of or other adjustment to previously filed tax returns, that are attributable to the business of MoneyGram for periods through the distribution date, and that Viad will be responsible for all other of these taxes for periods through the distribution date. Under the Tax Sharing Agreement, prior to the distribution, Travelers Express Company, Inc. will make tax sharing payments of an aggregate of approximately $35 million, in respect of alternative minimum tax credits and general business tax credits. The amount of that payment will be adjusted following the spin-off as tax returns are filed and audits occur.

      Though valid as between the parties thereto, the Tax Sharing Agreement is not binding on the IRS or any state, local, or foreign taxing authority. Further, under Treasury regulations, MoneyGram and its domestic subsidiaries are severally liable (as is Viad and its domestic subsidiaries) to the IRS for any federal income taxes of the consolidated group for pre-distribution periods and for the taxable year of the consolidated group that includes the distribution date. Certain other taxing jurisdictions may have similar several liability rules. The Tax Sharing Agreement does not affect that several liability.

      The Tax Sharing Agreement places restrictions upon each of New Viad and MoneyGram regarding certain sales of assets, certain sales or issuances of additional stock or other securities (including securities convertible into stock) and the entry into certain types of corporate transactions during a restriction period that continues for 24 months after the distribution. Among other matters, the Tax Sharing Agreement generally limits each of New Viad and MoneyGram during the restriction period in connection with their:

•	issuing or selling additional stock or other securities (including securities convertible into stock but excluding certain compensatory arrangements) above certain thresholds;

•	making certain sales of assets outside the ordinary course of business; and

•	soliciting or entering into any other corporate transaction that would cause either New Viad or MoneyGram to undergo a 50 percent or greater change in stock ownership.

      The Tax Sharing Agreement permits each of New Viad and MoneyGram to take certain actions that are otherwise restricted if Viad obtains an acceptable supplemental ruling from the IRS that such actions will not cause the distribution or certain other internal restructuring transactions to be taxable. Alternatively, in lieu of obtaining this supplemental ruling from the IRS, in certain situations the Tax Sharing Agreement permits each of New Viad and MoneyGram to proceed with a transaction that would be prohibited by a specific restriction if either New Viad or MoneyGram obtains an unqualified opinion, acceptable to the other party in its sole and absolute discretion, of nationally recognized tax counsel to the effect that the transaction will not affect the treatment of the distribution or certain internal restructurings under Sections 355 and 368(a)(1)(D) of the Code.

      The Tax Sharing Agreement provides that if either MoneyGram or New Viad takes or fails to take any action (or permits any of their respective affiliates to take or fail to take any action) that causes the distribution to be taxable, or if there is an acquisition of the equity securities or assets of either party (or equity securities or assets of any member of that party’s group) that causes the distribution to be taxable, that party will be required to indemnify the other party for any resulting taxes and related losses. That indemnification requirement applies even if an acceptable opinion or a supplemental ruling is obtained. In the event that the distribution were taxable to Viad, Viad would recognize gain equal to the excess, if any, of the fair market value of MoneyGram common stock distributed on the distribution date over Viad’s tax basis in MoneyGram common stock, and Viad would have to pay tax on that gain. This corporate-level tax would be substantial.

WHERE YOU CAN FIND MORE INFORMATION ABOUT MONEYGRAM

      MoneyGram has filed a registration statement on Form 10 with the SEC with respect to the shares of MoneyGram common stock that Viad stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to MoneyGram and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

      After the distribution, MoneyGram will file annual, quarterly and special reports, proxy statements and other information with the SEC. MoneyGram intends to furnish its stockholders with annual reports containing financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

      MoneyGram maintains an internet site at www.temgweb.com. MoneyGram’s website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement.

WHERE YOU CAN FIND MORE INFORMATION ABOUT NEW VIAD

      Viad is, and New Viad will continue to be, a publicly traded company under the Securities Exchange Act of 1934, as amended, and therefore subject to the information requirements of the Exchange Act. As a result, Viad files, and New Viad will continue to file, reports, proxy statements and other information with the SEC. This information statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

      Viad maintains an internet site at www.viad.com. Viad’s website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

      To the Stockholders and Board of Directors of Viad Corp:

      We have audited the accompanying consolidated balance sheets of Viad Corp and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, cash flows and common stock and other equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 7 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

      As discussed in Note 21, the 2002 and 2001 consolidated financial statements have been restated.

      As discussed in Note 18, the Company announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction.

Deloitte & Touche LLP

Phoenix, Arizona

February 7, 2003 (May 30, 2003 as to the effects of the restatement discussed in Note 21 and July 24, 2003 as to the information contained in paragraphs two and three of Note 18)

VIAD CORP

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(as restated)	(as restated)

	(in thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$57,219	$46,593
Other investments in securities	246,338	169,556
Receivables, net	50,818	64,134
Inventories	41,839	55,682
Deferred income taxes	55,747	45,916
Other current assets	35,366	37,036

	487,327	418,917
Funds, agent receivables and current maturities of investments available or restricted for payment service obligations	1,904,015	1,476,475

Total current assets	2,391,342	1,895,392
Investments available or restricted for payment service obligations	6,268,080	5,442,615
Property and equipment, net	248,099	260,480
Other investments and assets	58,079	67,715
Deferred income taxes	125,894	85,807
Goodwill	549,461	587,365
Other intangible assets, net	34,474	35,925

Total Assets	$9,675,429	$8,375,299

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$—	$457
Accounts payable	63,188	60,913
Other current liabilities	230,857	196,411
Current portion of long-term debt	103,995	42,224

	398,040	300,005
Payment service obligations	7,945,760	6,741,291

Total current liabilities	8,343,800	7,041,296
Long-term debt	257,662	354,147
Pension and other postretirement benefits	110,895	94,424
Derivative financial instruments	126,527	23,568
Other deferred items and insurance liabilities	133,288	135,420
Commitments and contingencies (Notes 16 and 17)
Minority interests	18,659	5,284
$4.75 Redeemable preferred stock	6,704	6,679
Common stock and other equity:
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 shares issued	149,610	149,610
Additional capital	215,872	225,003
Retained income	781,441	755,478
Unearned employee benefits and other	(66,143)	(82,952)
Accumulated other comprehensive income (loss):
Unrealized gain on available-for-sale securities	91,640	31,214
Unrealized loss on derivative financial instruments	(150,557)	(53,875)
Cumulative foreign currency translation adjustments	(9,655)	(13,211)
Minimum pension liability adjustment	(34,274)	(13,739)
Common stock in treasury, at cost, 11,638,090 and 10,806,006 shares	(300,040)	(283,047)

Total common stock and other equity	677,894	714,481

Total Liabilities and Stockholders’ Equity	$9,675,429	$8,375,299

See Notes to Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,

	2002	2001	2000

	(as restated)	(as restated)

	(in thousands, except per share data)
Revenues:
Convention show services	$568,301	$604,148	$692,843
Payment services transaction fees	431,564	393,093	367,733
Payment services investment income	342,055	313,432	235,429
Exhibit design and construction	217,932	279,896	339,272
Hospitality and recreation services	58,253	61,453	91,531

Total revenues	1,618,105	1,652,022	1,726,808
Costs and expenses:
Costs of services	1,227,244	1,202,311	1,216,977
Costs of products sold	215,144	280,050	321,197
Corporate activities	17,114	12,029	9,783
Other investment income	(10,531)	(5,652)	(13,115)
Interest expense	19,268	25,936	25,303
Restructuring charges	18,942	62,370	8,165
Litigation settlement and costs	—	29,274	—
Gain on sale of business	—	—	(10,256)
Other charges	—	5,000	—
Minority interests	5,636	1,326	1,717

Total costs and expenses	1,492,817	1,612,644	1,559,771
Income before income taxes and changes in accounting principles	125,288	39,378	167,037
Income tax expense (benefit)	29,663	(7,110)	26,218

Income before changes in accounting principles	95,625	46,488	140,819
Changes in accounting principles, net of tax	(37,739)	(1,884)	—

Net income	$57,886	$44,604	$140,819

Diluted income per common share
Income per share before changes in accounting principles	$1.09	$0.52	$1.54
Changes in accounting principles, net of tax	(0.44)	(0.02)	—

Net income per common share	$0.65	$0.50	$1.54

Average outstanding and potentially dilutive common shares	86,716	86,322	90,925

Basic income per common share
Income per share before changes in accounting principles	$1.10	$0.53	$1.57
Changes in accounting principles, net of tax	(0.44)	(0.02)	—

Net income per common share	$0.66	$0.51	$1.57

Average outstanding common shares	86,178	85,503	88,802

Dividends declared per common share	$0.36	$0.36	$0.36

See Notes to Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,

	2002	2001	2000

	(as restated)	(as restated)

	(in thousands)
Net income	$57,886	$44,604	$140,819

Other comprehensive income (loss):
Unrealized gains on available-for-sale securities:
Statement of Financial Accounting Standards (“SFAS”) No. 133 transition adjustment, effective January 1, 2001, resulting from the transfer of securities classified as held-to-maturity to securities classified as available- for-sale, net of tax expense of $2,412	—	3,772	—
Holding gains arising during the period, net of tax expense of $45,067, $21,768 and $47,797	70,491	34,049	74,759
Reclassification adjustment for net realized gains included in net income, net of tax expense of $6,435, $4,643 and $2,610	(10,065)	(7,263)	(4,082)

	60,426	30,558	70,677

Unrealized losses on derivative financial instruments:
Cumulative effect of transition adjustment upon initial application of SFAS No. 133 on January 1, 2001, net of tax benefit of $4,796	—	(7,501)	—
Holding losses arising during the period, net of tax benefit of $113,994 and $50,428	(178,299)	(78,874)	—
Net reclassifications from other comprehensive income to net income, net of tax benefit of $52,182 and $20,779	81,617	32,500	—

	(96,682)	(53,875)	—

Unrealized foreign currency translation gains (losses)	3,556	(4,599)	(3,677)

Minimum pension liability adjustment, net of tax benefit of $11,057, $6,432 and $65	(20,535)	(11,944)	(121)

Other comprehensive income (loss)	(53,235)	(39,860)	66,879

Comprehensive income	$4,651	$4,744	$207,698

See Notes to Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(as restated)	(as restated)

	(in thousands)
Cash flows from operating activities
Net income	$57,886	$44,604	$140,819
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,483	69,096	68,600
Deferred income taxes	(6,302)	(40,307)	12,705
Changes in accounting principles	40,000	2,989	—
Restructuring charges and other items	18,942	96,644	8,165
Investment impairment charges and adjustments	28,879	7,368	—
Gains on dispositions of businesses, property and investments	(18,097)	(12,277)	(17,619)
Other noncash items, net	10,710	10,206	879
Change in operating assets and liabilities:
Receivables	7,176	38,291	(68,708)
Inventories	10,982	10,794	(4,740)
Accounts payable	2,275	(20,233)	(8,500)
Other assets and liabilities, net	15,220	10,222	(31,473)

	219,154	217,397	100,128
Change in payment service assets and obligations, net	794,243	1,774,193	413,765

Net cash provided by operating activities	1,013,397	1,991,590	513,893

Cash flows from investing activities
Capital expenditures	(40,227)	(49,783)	(45,206)
Acquisitions of businesses, net of cash acquired	—	(865)	(28,868)
Proceeds from dispositions of businesses, property and other assets	3,040	1,040	44,276
Proceeds from sales and maturities of available-for-sale securities	2,494,238	2,074,719	1,530,519
Proceeds from maturities of held-to-maturity securities	745,387	464,608	60,280
Purchases of available-for-sale securities	(3,341,956)	(3,527,968)	(1,371,135)
Purchases of held-to-maturity securities	(775,670)	(848,823)	(594,405)
Cash provided by discontinued operations	—	—	10,585

Net cash used in investing activities	(915,188)	(1,887,072)	(393,954)

Cash flows from financing activities
Payments on long-term borrowings	(44,039)	(68,316)	(32,751)
Net change in short-term borrowings	6,543	18,288	90,314
Dividends paid on common and preferred stock	(32,149)	(31,995)	(33,092)
Proceeds from exercise of stock options	10,371	16,422	11,945
Purchases of common stock for treasury	(28,309)	(34,622)	(147,163)

Net cash used in financing activities	(87,583)	(100,223)	(110,747)

Net increase in cash and cash equivalents	10,626	4,295	9,192
Cash and cash equivalents, beginning of year	46,593	42,298	33,106

Cash and cash equivalents, end of year	$57,219	$46,593	$42,298

Supplemental disclosure of cash flow information
Cash paid (refunded) during the year for:
Income taxes	$9,661	$(16,429)	$11,261

Interest	$18,569	$27,118	$22,910

See Notes to Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF COMMON STOCK AND OTHER EQUITY

				Unearned	Accumulated
				Employee	Other	Common
	Common	Additional	Retained	Benefits	Comprehensive	Stock in
	Stock	Capital	Income	and Other	Income (loss)	Treasury	Total

			(as restated)		(as restated)		(as restated)

	(in thousands)
Balance, December 31, 1999	$149,610	$289,798	$634,599	$(129,818)	$(76,630)	$(167,667)	$699,892
Net income	—	—	140,819	—	—	—	140,819
Dividends on common and preferred stock	—	—	(33,092)	—	—	—	(33,092)
Employee benefit plans	—	(27,200)	—	18,051	—	32,255	23,106
Employee Equity Trust adjustment to market value	—	(16,963)	—	16,963	—	—	—
Treasury shares acquired	—	—	—	—	—	(147,163)	(147,163)
Unrealized foreign currency translation adjustment	—	—	—	—	(3,677)	—	(3,677)
Unrealized gain on available-for-sale securities	—	—	—	—	70,677	—	70,677
Minimum pension liability adjustment	—	—	—	—	(121)	—	(121)
Other, net	—	(1)	289	—	—	1	289

Balance, December 31, 2000	149,610	245,634	742,615	(94,804)	(9,751)	(282,574)	750,730
Transition adjustment, effective January 1, 2001, upon initial application of SFAS No. 133	—	—	—	—	(3,729)	—	(3,729)
Net income	—	—	44,604	—	—	—	44,604
Dividends on common and preferred stock	—	—	(31,995)	—	—	—	(31,995)
Employee benefit plans	—	(23,009)	—	14,230	—	34,149	25,370
Employee Equity Trust adjustment to market value	—	2,378	—	(2,378)	—	—	—
Treasury shares acquired	—	—	—	—	—	(34,622)	(34,622)
Unrealized foreign currency translation adjustment	—	—	—	—	(4,599)	—	(4,599)
Unrealized gain on available-for-sale securities	—	—	—	—	26,786	—	26,786
Unrealized loss on derivative financial instrument	—	—	—	—	(46,374)	—	(46,374)
Minimum pension liability adjustment	—	—	—	—	(11,944)	—	(11,944)
Other, net	—	—	254	—	—	—	254

Balance, December 31, 2001	149,610	225,003	755,478	(82,952)	(49,611)	(283,047)	714,481
Net income	—	—	57,886	—	—	—	57,886
Dividends on common and preferred stock	—	—	(32,149)	—	—	—	(32,149)
Employee benefit plans	—	(7,884)	—	15,567	—	11,311	18,994
Employee Equity Trust adjustment to market value	—	(1,242)	—	1,242	—	—	—
Treasury shares acquired	—	—	—	—	—	(28,309)	(28,309)
Unrealized foreign currency translation adjustment	—	—	—	—	3,556	—	3,556
Unrealized gain on available-for-sale securities	—	—	—	—	60,426	—	60,426
Unrealized loss on derivative financial instrument	—	—	—	—	(96,682)	—	(96,682)
Minimum pension liability adjustment	—	—	—	—	(20,535)	—	(20,535)
Other, net	—	(5)	226	—	—	5	226

Balance, December 31, 2002	$149,610	$215,872	$781,441	$(66,143)	$(102,846)	$(300,040)	$677,894

See Notes to Consolidated Financial Statements.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, 2001 and 2000

Note 1.     Summary of Significant Accounting Policies

Nature of Business

      Viad is comprised of operating companies and a division which operate in two principal business segments: Payment Services and Convention and Event Services. The Payment Services segment issues and processes money orders, official checks and share drafts and provides same-day bill payment and cash access services throughout the United States. The segment also provides money transfer services throughout the world. The Convention and Event Services segment provides convention show services including transportation, installation, dismantling and management services to trade associations, show management companies and exhibitors throughout North America. The segment also provides design, construction, installation and warehousing of convention and tradeshow exhibits and displays to customers primarily in the United States and to a lesser extent in certain foreign locations. Viad also operates travel and recreation businesses in the northern United States and Canada.

Principles of Consolidation

      The consolidated financial statements include the accounts of Viad and all of its wholly owned subsidiaries. The consolidated financial statements also include the accounts of MoneyGram International Limited (MIL), which was a majority-owned subsidiary prior to the acquisition of the remaining minority interest by Viad in January 2003. See Note 18, “Subsequent Events.” All significant intercompany account balances and transactions between Viad and its subsidiaries have been eliminated in consolidation.

      Viad’s Payment Services segment participates in various trust arrangements (special-purpose entities) related to structured investments within its investment portfolio, official check processing agreements with financial institutions, and the sale of certain receivables. Certain structured investments owned by Viad represent beneficial interests in grantor trusts or other similar entities. These trusts typically contain an investment grade security, generally a U.S. Treasury strip, and an investment in the residual interest in a collateralized debt obligation, or in some cases, a limited partnership interest. For certain of these trusts, Payment Services owns the majority of the beneficial interests, and therefore, consolidates those trusts by recording and accounting for the assets of the trust separately in Viad’s consolidated financial statements.

      In connection with its official check business, the Payment Services segment has established separate trust entities and processes that provide certain financial institution customers additional assurance of the Company’s ability to clear their official checks. The assets, liabilities, revenues and expenses associated with these arrangements are consolidated in Viad’s financial statements. Additionally, the Payment Services segment has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from its money order agents. These receivables are sold to a commercial paper conduit and represent a small percentage of the total assets in such conduit. Viad’s rights and obligations are limited to the receivables transferred, and are accounted for as a sales transaction under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140).” The assets and liabilities associated with the conduit, including the sold receivables, are not recorded or consolidated in Viad’s financial statements.

      See “Recent Accounting Pronouncements,” below for further information regarding consolidation of variable interest entities.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported in the consolidated financial statements and accompanying notes. These estimates and assumptions include, but are not limited to:

•	Estimated fair value of Viad’s reporting units used to perform annual impairment testing of recorded goodwill

•	Estimated provisions for losses related to self-insured liability claims

•	Projected benefit obligations and expense associated with pension and postretirement benefit plans

•	Estimated fair value of financial instruments, including the identification of other-than-temporary declines in the value of securities

•	Estimated fair value of derivative financial instruments

      Actual results could differ from these and other estimates.

Reclassifications

      Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation.

Cash and Cash Equivalents

      Viad considers all highly liquid investments with original maturities when purchased of three months or less to be cash equivalents. Certain cash equivalents are classified in the consolidated balance sheets as “Other investments in securities” based on their intended use. See Note 4.

Other Investments in Securities

      Viad’s corporate investment securities (excluding securities held by Viad’s Payment Services subsidiaries) are included in the consolidated balance sheets under the caption, “Other investments in securities.” This caption includes money market funds and other investments. These other investments are classified as available-for-sale and reported at fair market value with unrealized gains and losses, net of tax, included in the consolidated balance sheets as a component of “Accumulated other comprehensive income (loss).” Interest and other income on these investments are included in the consolidated statements of income as “Other investment income.” The specific identification method is used to determine the cost basis of securities sold.

Investments Available or Restricted for Payment Service Obligations

      Viad’s Payment Services subsidiaries generate funds from the sale of official checks, money orders and other payment instruments, with the related liabilities classified in the consolidated balance sheets as “Payment service obligations.” Substantially all of the proceeds of such sales are invested in permissible securities, principally high-quality debt instruments. These investments, along with related cash and funds in transit, are restricted by the Payment Services segment to the extent that they represent proceeds from the sale of payment instruments for use by the subsidiaries to satisfy the liability to pay, upon presentment, the face amount of the payment service obligations. In addition, certain other assets of the Payment Services subsidiaries are available if necessary to meet such obligations. Such assets are not available to satisfy working capital or other financing requirements of Viad. Investment securities are included in the consolidated balance sheets under the caption, “Investments available or restricted for payment service obligations.” Certain additional assets of the Payment Services subsidiaries relating to payment service obligations, including cash on hand, funds in transit from agents, and securities expected to be sold or maturing within one year, are included under the caption, “Funds, agent receivables and current maturities of investments available or restricted for payment service obligations.” Investment securities available or restricted for Payment Service obligations are classified as available-for-sale or

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

held-to-maturity. Securities being held for indefinite periods of time, including those which may be sold to assist in the clearing of payment service obligations or in the management of investments, are classified as available-for-sale securities and reported at fair market value with unrealized gains and losses, net of tax, included in the consolidated balance sheets as a component of “Accumulated other comprehensive income (loss).” The specific identification method is used to determine the cost basis of securities sold. Securities classified as held-to-maturity consist of securities that management has the ability and intent to hold to maturity and are reported at amortized cost. Interest income and realized gains and losses on the disposition of these investments are included in the consolidated statements of income as “Payment services investment income.”

      Viad’s investments consist primarily of mortgage-backed securities, other asset-backed securities (collateralized by various types of loans and leases), state and municipal government obligations and corporate debt securities. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Viad employs a methodology that considers available evidence in evaluating potential impairment of its investments including the duration and extent to which the fair value is less than book value; Viad’s ability and intent to hold the investment; the security rating; the underlying collateral and other factors that influence projected future cash flows. When an other-than-temporary impairment occurs, investments are written down to fair market value. Subsequent increases in value are treated as an adjustment of yield.

      Other asset-backed securities are collateralized by various types of loans and leases, including home equity, corporate, manufactured housing, credit card, and airline. Interest income on mortgage-backed and other asset-backed securities for which the risk of credit loss is deemed remote is recorded utilizing the level yield method. Changes in estimated cash flows, both positive and negative, are accounted for with retrospective changes to the carrying value of investments in order to maintain a level yield over the life of the investment.

      Interest income on mortgage and other asset-backed investments for which risk of credit loss is not deemed remote is recorded under the prospective method in accordance with Emerging Issues Task Force Issue No. 99-20 (EITF No. 99-20). EITF No. 99-20 requires that such changes be accounted for prospectively as adjustments of yield. Under EITF No. 99-20, investments are evaluated for impairment when an adverse cash flow change occurs. If the fair value of a security is less than its carrying value when an adverse cash flow change occurs, the investment is written down to fair value. Fair value is generally based on quoted market prices. However, certain investment securities are not readily marketable. As a result, the carrying value of these investments is based on cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments. Any such impairment charges are included in the consolidated statement of income under “Payment services investment income.”

      As described in Note 9, a Payment Services subsidiary uses swap agreements to hedge a substantial portion of the variable rate commission payments to its financial institution customers of its official check product and the net proceeds of selling receivables from its bill payment and money order agents. The swap agreements effectively convert such variable rates to fixed rates. The fair value of such swap agreements generally increases when market values of fixed rate, long-term debt investments decline and vice versa. The reported fair value of these derivative financial instruments represents the estimated amount that Viad would pay to counterparties to terminate the swap agreements.

      Normally, the swap agreements will not be terminated prior to maturity, nor is there any requirement to sell long-term debt securities prior to maturity, as the funds flow from ongoing sales of money orders and other payment instruments and funds from maturing short-term and long-term investments are expected to be adequate to settle payment service obligations as they are presented. In addition, Viad’s Payment Services subsidiaries have various lines of credit, overdraft facilities and reverse repurchase agreements totaling $1.95 billion available to assist in the management of investments and the clearing of payment service obligations. Amounts outstanding under reverse repurchase agreements are required to be collateralized by securities. No amounts were outstanding under these arrangements as of December 31, 2002 or 2001.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table represents a summary of asset and liability carrying amounts related to the payment service obligations, along with the fair value of related swap agreements as of December 31:

	2002	2001

	(in thousands)
Funds, agent receivables and current maturities of investments available or restricted for payment service obligations	$1,904,015	$1,476,475
Investments available or restricted for payment service obligations(1)	6,268,080	5,414,664
Payment service obligations(1)	(7,825,954)	(6,649,722)
Fair value of derivative financial instruments(1)	(246,333)	(87,186)

Total	$99,808	$154,231

(1)	The current liability portions of derivative financial instruments of $119.8 million and $91.6 million at December 31, 2002 and 2001, respectively, are included in the Consolidated Balance Sheets under the caption “Payment service obligations.” The long-term asset portion of derivative financial instruments of $28.0 million as of December 31, 2001 is included in the Consolidated Balance Sheets under the caption “Investments available or restricted for payment service obligations.”

Inventories

      Inventories, which consist primarily of exhibit design and construction materials and supplies used in providing convention show services, are stated at the lower of cost (first-in, first-out and specific identification methods) or market.

Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation and any impairment write-downs pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets: buildings, 15 to 40 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the lease term or useful life.

Goodwill and Other Intangible Assets

      Effective January 1, 2002, goodwill is no longer amortized but instead is subject to periodic impairment testing in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” See Note 7. Intangible assets with finite lives are stated at cost, net of accumulated amortization and are tested for impairment in accordance with SFAS No. 144. These assets are amortized on the straight-line method over the estimated useful lives or periods of expected benefit, but not in excess of 20 years. Intangible assets with indefinite lives are no longer amortized but instead are subject to periodic impairment testing in accordance with SFAS No. 142.

Incentive and Other Upfront Payments

      Viad’s Payment Services subsidiaries make incentive payments to certain money order and money transfer agents and financial institution customers of its official check products to enter into long-term contracts. Payments made are generally refundable in the event of non-performance or cancellation. These payments are deferred and amortized over the life of the related agent or financial institution contracts as management is satisfied that such costs are recoverable through future operations, minimums, penalties or refunds in case of early termination. Amortization expense associated with these payments is recorded under the caption “Costs of services” in the consolidated statements of income.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain upfront payments incurred by Viad’s Convention and Event Services segment in connection with long-term contracts consist of incentive fees and prepaid commissions and are amortized over the life of the related contract. Incentive and other upfront payments are classified on the consolidated balance sheets under the caption, “Other current assets” for the current portion and “Other investments and assets” for the non-current portion.

      Viad reviews the carrying values of its incentive and other upfront payments for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable in accordance with the provisions of SFAS No. 144. Incentive and other upfront payments which become refundable are recorded as accounts receivable and evaluated for collectibility in accordance with Viad’s credit policies.

Insurance Liabilities

      Viad is self-insured up to certain limits for workers’ compensation, automobile, product and general liability, property loss and medical claims. Viad has also retained and provided for certain insurance liabilities in conjunction with the sales of businesses. Provisions for losses for claims incurred, including estimated claims incurred but not yet reported, are made based on Viad’s prior historical experience, claims frequency and other factors. Viad has purchased insurance for amounts in excess of the self-insured levels.

Derivative Financial Instruments

      Viad uses derivative financial instruments as part of its risk management strategy to manage exposure to fluctuations in interest and foreign currency rates. Derivatives are not used for speculative purposes. Viad records derivative financial instruments in the consolidated balance sheets as assets or liabilities at fair value. Amounts receivable or payable under derivative swap agreements used to hedge exposure of interest rate changes on variable rate commission payments and net proceeds from agent receivables sales are accrued and recognized as an adjustment to the expense of the related transaction. The derivatives are recorded as either assets or liabilities on the balance sheet at fair value, with the change in fair value recognized in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivatives that do not qualify as hedges are reflected at fair value, with changes in value recognized through earnings. Forward derivative contracts used to hedge assets and liabilities denominated in foreign currencies are recorded on the consolidated balance sheets at fair value, with the change in fair value reflected in earnings. The effect of changes in foreign exchange rates on the foreign-denominated receivables and payables, net of the effect of the related forward contracts, was not significant.

Fair Value of Financial Instruments

      The carrying values of cash and cash equivalents, receivables, accounts payable and payment service obligations approximate fair value due to the short-term maturities of these instruments. The fair value of investments in debt and equity securities is disclosed in Notes 4 and 5. The estimated fair value of debt and derivative financial instruments is disclosed in Notes 8 and 9, respectively. Considerable judgment is required in interpreting market data and assumptions used to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts that Viad could realize in a current market exchange. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

Revenue Recognition

      Viad’s revenue recognition policies are as follows:

The Payment Services segment derives revenues primarily through transaction fees charged to consumers on the sale of MoneyGram’s money transfers, retail money order and bill payment products and

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

through investment income earned on investments available or restricted for the settlement of payment service obligations (primarily official checks and money orders). Transaction fees are nonrefundable and are recognized in the period the item is sold.

      Investment income is recognized as it is earned and includes investment interest and dividends, and realized gains and losses on the sale of investments and impairments. Viad includes investment income on investments available or restricted for payment service obligations in revenues as the generation of investment income is core to the earnings process of its Payment Services segment and is an ongoing major and central operation of this segment.

      The Payment Services segment also earns foreign exchange revenue from the management of currency exchange spreads (as a percentage of face value of the transaction) on international money transfer transactions. Foreign exchange revenue is recognized at the time the exchange in funds occurs and is classified as “Payment services transaction fees” in the consolidated statements of income.

      The Convention and Event Services segment derives revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Service revenue is recognized at the time services are performed. Exhibit design and construction revenue is generally accounted for using the completed-contract method as contracts are typically completed within three months of contract signing.

      Viad’s Travel and Recreation Services businesses recognize revenues at the time services are performed.

Stock-Based Compensation

      As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” Viad uses the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans.

      Assuming Viad had recognized compensation cost for stock options and performance-based and restricted stock awards in accordance with the fair value method of accounting defined in SFAS No. 123, income before changes in accounting principles and diluted and basic income per share before changes in accounting principles would be as presented in the table below. Compensation cost calculated under SFAS No. 123 is recognized ratably over the vesting period and is net of estimated forfeitures and the tax benefit on the exercise of nonqualified stock options.

	2002	2001	2000

	(in thousands, except per share data)
Income before changes in accounting principles as reported	$95,625	$46,488	$140,819
Expense related to stock options determined under fair value based methods, net of tax	(7,616)	(5,975)	(5,451)

Pro forma income before changes in accounting principles	$88,009	$40,513	$135,368

Diluted income per share before changes in accounting principles:
As reported	$1.09	$0.52	$1.54

Pro forma	$1.00	$0.46	$1.48

Basic income per share before changes in accounting principles:
As reported	$1.10	$0.53	$1.57

Pro forma	$1.01	$0.46	$1.51

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For purposes of applying SFAS No. 123, the estimated fair value of stock options granted during 2002, 2001, and 2000 was $8.47, $7.25, and $8.15 per share, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000

Expected dividend yield	1.3%	1.5%	1.5%
Expected volatility	30.1%	30.4%	29.1%
Risk-free interest rate	4.92%	4.80%	6.85%
Expected life	5 years	5 years	5 years

Net Income Per Common Share

      Viad funds its matching contributions to employees’ 401(k) plans through a leveraged Employee Stock Ownership Plan (“ESOP”). ESOP shares are treated as outstanding for net income per share calculations. The Employee Equity Trust (the “Trust”) is used to fund certain existing employee compensation and benefit plans. Shares held by the Trust are not considered outstanding for net income per share calculations until the shares are released from the Trust.

Recent Accounting Pronouncements

      In November 2001, the EITF reached a consensus on Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for “‘Out-of Pocket’ Expenses Incurred” EITF No. 01-14, which became effective for Viad on January 1, 2002. Under EITF No. 01-14, reimbursements received for out-of-pocket expenses incurred are characterized as revenue in the income statement. Upon adoption of EITF No. 01-14, comparative financial statements for prior periods should be reclassified to comply with the current presentation. Viad has historically accounted for the reimbursement of out-of-pocket expenses incurred similar to EITF No. 01-14 and, therefore, the adoption of EITF No. 01-14 did not impact Viad’s consolidated financial statements.

      In January 2002, Viad adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 specifies that goodwill and certain intangibles with indefinite lives no longer be amortized but instead be subject to periodic impairment testing. See Note 7 of Notes to Consolidated Financial Statements for discussion of transitional impairment loss related to goodwill recognized in connection with the adoption of SFAS No. 142.

      In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (effective for Viad on January 1, 2002). SFAS No. 144 supersedes existing accounting guidance on asset impairment under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” (APB No. 30). SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The adoption of SFAS No. 144 did not have a material impact on Viad’s financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers” and SFAS No. 64, “Extinguishment of Debt Made to Satisfy Sinking Fund Requirements.” This statement also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Viad adopted SFAS No. 145 during 2002. The adoption of SFAS No. 145 did not have a material impact on Viad’s financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Viad has adopted this new standard effective January 1, 2003, but as it has no planned 2003 exit or disposal activities, the impact on the future financial position or results of operations cannot presently be determined.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” (FIN 45). This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. In accordance with FIN 45, Viad has included the required disclosures relating to its guarantees in the financial statements as of December 31, 2002 (see Note 17 of Notes to Consolidated Financial Statements). Viad’s guarantees principally relate to a parent’s guarantee of a subsidiary’s debt to a third party, and would therefore, be excluded from liability recognition at inception. Viad has not yet determined if the adoption of the new rules will have any material impact on its financial position or its results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. This statement also amends APB No. 28 to require disclosure about those effects in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. Viad has elected not to voluntarily change to the fair value based method of accounting for stock-based compensation at this time. Viad has included the additional disclosure requirements in Notes 1 and 13 of Notes to Consolidated Financial Statements.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” (FIN 46), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation originally applied in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In October 2003, the FASB issued Staff Position 46-6, which delayed the effective application date of FIN 46 for those interests until the end of the first interim or annual period ending after December 15, 2003. The

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

full adoption of FIN 46 is not expected to have a material effect on Viad’s financial position or results of operations.

Note 2.     Restructuring Charges, Litigation Settlement and Other Items

Restructuring Charges

      During 2002, the Convention and Event Services segment continued to experience tradeshow shrinkage and further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than placing new orders. As a result of decreased visibility over revenues and continued uncertainties regarding improvements in the trade show industry, the exhibit construction and design business revised its forecasted demand and reevaluated its manufacturing capacity requirements and cost structure during the fourth quarter of 2002. Accordingly, Viad approved a plan of restructuring and recorded a charge totaling $20.5 million in the fourth quarter of 2002. Of the total restructuring charge, $19.4 million was included in the Consolidated Statements of Income under “Restructuring charges” and $1.1 million relating to consulting fees incurred and the write-down of certain inventories was included under “Costs of products sold.” Viad recorded the restructuring charge pursuant to the accounting methods contained in EITF No. 94-3, and SEC Staff Accounting Bulletin No. 100, “Accounting for Costs Associated with Exit or Disposal Activities.” Viad did not elect to early adopt the requirements provided in SFAS No. 146.

      The charges consist of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits related to the elimination of approximately 230 positions across numerous regions, business functions and job classes. The charges also include amounts for the write-down (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (less estimated sublease income) and other exit costs. The inventory write-downs were based on estimated net realizable value. Impairment losses related to fixed assets were determined based on the estimated fair value of the specific assets relative to their carrying amounts. Facility closure and lease termination costs were based on the estimated incremental costs to be incurred and the contractual obligation amounts in connection with the affected facilities under the restructuring plan (less estimated sublease income). Viad expects to substantially complete the restructuring activities by December 31, 2003, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements.

      A summary of the above restructuring charge, amounts utilized and remaining accrued liability balance is as follows:

		Facility Closure
	Severance	and Lease	Asset
	and Benefits	Termination(1)	Impairment	Other	Total

	(in thousands)
Initial restructuring charge	$2,911	$12,814	$4,140	$650	$20,515
Cash payments	—	—	—	(650)	(650)
Noncash write-downs(2)	—	—	(4,140)	—	(4,140)

Balance at December 31, 2002	$2,911	$12,814	$—	$—	$15,725

(1)	Amount net of estimated sublease income of $3.9 million.

(2)	Relates primarily to the write-down of leasehold improvements, manufacturing-related equipment and inventory.

      In 2001, due to the downturn in the economy and the general decrease in corporate spending, many customers delayed or canceled exhibit construction or elected to refurbish exhibits. Furthermore, general convention attendance declined in response to the uncertain economy and travel concerns. As a result, Viad

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approved a plan of restructuring and in the third quarter of 2001 recorded restructuring charges totaling $66.1 million, of which 93 percent related to the Convention and Event Services segment. The restructuring charges were associated with the closure and consolidation of certain facilities, severance and other employee benefits of which $3.7 million (relating to the write-down of certain inventories) was included in the Consolidated Statements of Income under the caption “Costs of products sold.” The remaining $62.4 million was classified under the caption “Restructuring charges.” All facilities were closed or consolidated and all positions had been eliminated as of December 31, 2002. Payments under long-term lease obligations, however, will continue to be made over the remaining terms of the leases. Severance and benefits payments will continue to be made over the varying terms of the individual separation agreements. In the third quarter of 2002, $413,000 of the 2001 restructuring charge was reversed as certain actual costs incurred were less than original estimates. The reversal was included in the Consolidated Statements of Income under the caption “Restructuring charges.”

      A summary of the 2001 restructuring charges, amounts utilized and remaining accrued liability balance is as follows:

		Facility Closure
	Severance	and Lease	Asset
	and Benefits	Termination	Impairment	Other	Total

	(in thousands)
Initial restructuring charge	$13,914	$30,252	$20,322	$1,612	$66,100
Cash payments	(6,907)	(2,335)	—	(1,612)	(10,854)
Noncash write-downs(1)	—	—	(20,322)	—	(20,322)

Balance at December 31, 2001	7,007	27,917	—	—	34,924
Cash payments	(5,712)	(8,962)	—	—	(14,674)
Adjustment to severance liability	(413)	—	—	—	(413)
Noncash write-downs(2)	—	(205)	—	—	(205)

Balance at December 31, 2002	$882	$18,750	$—	$—	$19,632

(1)	Relates primarily to the write-down of leasehold improvements, manufacturing and other equipment and inventory.

(2)	Relates to write-off of remaining leasehold improvements.

      In the third quarter of 2000, Viad recorded a charge of $8.2 million to streamline and consolidate certain operations in Viad’s Convention and Event Services segment. In addition to costs related to reductions in headcount, the charge included the write-down of certain fixed assets and facility closure costs. No accrued liability relating to this restructuring remained at either December 31, 2002 or 2001.

Litigation Settlement and Costs

      In August 2000, Key3Media Group, Inc. (“Key3Media”), a company spun off by Ziff-Davis Inc., terminated a long-term agreement with GES Exposition Services, Inc. (“GES”) to produce tradeshows. The companies had been involved in litigation regarding the contract termination. The key issues in the litigation related to the interpretation of certain contract terms and the scope of free services required of GES. During the second quarter of 2001, after both sides assessed the business market, the risks and demands of the litigation and the need to move forward on a productive basis, GES and Key3Media agreed to settle the litigation. As a result, Viad recorded a noncash charge totaling $29.3 million ($18.3 million after-tax) in the second quarter of 2001 representing primarily the write-off of net receivables and prepayments made to Key3Media.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gain on Sale of Business

      In July 2000, Viad sold its concession operations at America West Arena and Bank One Ballpark in Phoenix, Arizona. Viad recorded a gain of $10.3 million ($5.7 million after-tax) on the sale, after deducting costs of sale and related expense provisions. The results of operations of the sold business are included in the “Sold travel and recreation businesses” category of Note 19.

Other Charges

      In the third quarter of 2001, Viad’s payment services subsidiary, Travelers Express Company, Inc. (“MoneyGram”) recorded a charge totaling $5.0 million ($3.0 million after-tax) resulting from the bankruptcy of a large money order agent in September 2001.

Note 3.     Acquisitions of Businesses

      During 2000, Viad purchased a small Convention and Event Services company. In 1999, Viad purchased a 71 percent interest in a small Travel and Recreation Services company and in 2001 and 2000 the remaining minority interest was acquired. The acquisitions were accounted for as purchases. The purchase prices, including acquisition costs, were allocated to the net tangible and identifiable intangible assets acquired based on estimated fair values at the dates of the acquisitions. The difference between the purchase prices and the related fair values of net assets acquired represents goodwill. No acquisitions were made during 2002. In January 2003, a Viad Payment Services subsidiary completed the acquisition of the 49 percent minority interest in an international money transfer services joint venture. See Note 18.

      The accompanying financial statements include the accounts and results of operations from the dates of acquisition. The results of operations of the acquired companies from the beginning of the year to the dates of acquisition are not material to the consolidated results of operations.

      Net cash paid, the estimated fair value of assets acquired and debt and other liabilities assumed for the years ended December 31 were as follows:

	2002	2001	2000

	(in thousands)
Assets acquired:
Property and equipment	$—	$—	$791
Intangibles, primarily goodwill	—	865	30,245
Other assets	—	—	12,402
Debt and other liabilities assumed	—	—	(14,570)

Net cash paid	$—	$865	$28,868

Note 4.     Other Investments in Securities

      Viad’s investment securities (excluding securities held by Viad’s Payment Services’ subsidiaries) that are being held pending Viad’s use to fund strategic acquisitions, purchase treasury shares or reduce debt obligations are included in the consolidated balance sheets under, “Other investments in securities.” Certain investments with original maturities of three months or less, consisting of money market investments, are also included under this caption.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of other investments in securities as of December 31, 2002 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
Money market funds	$38,690	$—	$—	$38,690
Securities classified as available-for-sale:
U.S. Government agencies	50,762	110	—	50,872
Corporate debt securities	55,603	36	—	55,639
Mortgage-backed and other asset-backed securities	100,497	640	—	101,137

	$245,552	$786	$—	$246,338

      A summary of other investments in securities as of December 31, 2001 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
Money market funds	$118,021	$—	$—	$118,021
Securities classified as available-for-sale:
Mortgage-backed and other asset-backed securities	51,644	—	(109)	51,535

	$169,665	$—	$(109)	$169,556

      The net unrealized holding gain of $479,000 (net of a deferred tax liability of $307,000) as of December 31, 2002 and the net unrealized holding loss of $67,000 (net of a deferred tax asset of $42,000) as of December 31, 2001, are included in the consolidated balance sheets as a component of “Accumulated other comprehensive income.”

      Maturities of mortgage-backed and other asset-backed securities depend on the repayment characteristics and experience of the underlying obligations. There were no gains or losses realized during 2002, 2001 or 2000.

Note 5.     Investments Available or Restricted for Payment Service Obligations

      Securities classified as available-for-sale. A summary of securities classified as available-for-sale as of December 31, 2002 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$197,459	$4,711	$(1)	$202,169
Obligations of states and political subdivisions	715,149	44,420	(1)	759,568
Corporate debt securities	301,283	15,590	(927)	315,946
Mortgage-backed and other asset-backed securities	3,420,415	106,469	(16,415)	3,510,469
Debt securities issued by foreign governments	4,997	127	—	5,124
Preferred stock and other	97,074	583	(5,193)	92,464

Securities classified as available-for-sale	$4,736,377	$171,900	$(22,537)	$4,885,740

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of securities classified as available-for-sale as of December 31, 2001 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$29,423	$431	$(68)	$29,786
Obligations of states and political subdivisions	734,865	11,320	(3,372)	742,813
Corporate debt securities	186,192	4,339	(941)	189,590
Mortgage-backed and other asset-backed securities	2,869,593	57,525	(15,830)	2,911,288
Debt securities issued by foreign governments	4,991	200	—	5,191
Preferred stock and other	120,631	761	(3,156)	118,236

Securities classified as available-for-sale	$3,945,695	$74,576	$(23,367)	$3,996,904

      The net unrealized holding gains of $91.1 million (net of a deferred tax liability of $58.3 million) and $31.2 million (net of a deferred tax liability of $20.0 million) as of December 31, 2002 and 2001, respectively, are included in the consolidated balance sheets as a component of “Accumulated other comprehensive income.” Gross gains of $20.6 million, $15.8 million, and $6.7 million were realized during 2002, 2001, and 2000, respectively. Gross losses of $4.1 million, $3.9 million, and $46,000 were realized during 2002, 2001, and 2000, respectively.

Securities Classified as Held-to-Maturity

      A summary of securities classified as held-to-maturity as of December 31, 2002 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$121,233	$11,781	$(104)	$132,910
Obligations of states and political subdivisions	447,155	31,419	—	478,574
Corporate debt securities	18,038	1,212	—	19,250
Mortgage-backed and other asset-backed securities	859,850	28,097	(7,541)	880,406
Debt securities issued by foreign governments	5,416	63	—	5,479

Securities classified as held-to-maturity	$1,451,692	$72,572	$(7,645)	$1,516,619

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of securities classified as held-to-maturity as of December 31, 2001 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$158,559	$2,794	$(2,245)	$159,108
Obligations of states and political subdivisions	464,695	18,687	(293)	483,089
Corporate debt securities	18,112	1,070	—	19,182
Mortgage-backed and other asset-backed securities	794,740	24,064	(11,446)	807,358
Debt securities issued by foreign governments	5,456	25	—	5,481

Securities classified as held-to-maturity	$1,441,562	$46,640	$(13,984)	$1,474,218

      On January 1, 2001, Viad transferred $260.0 million in book value of securities classified as held-to-maturity to securities classified as available-for-sale as permitted in conjunction with the initial application of SFAS No. 133 without calling into question management’s intent or ability to hold other securities as held-to-maturity. The transfer was reflected as an increase in the carrying value of the investments of $6.2 million, with a corresponding deferred tax liability of $2.4 million and a transition adjustment of $3.8 million in other comprehensive income.

Scheduled Maturities

      Scheduled maturities of securities as of December 31, 2002 are presented below:

	Available-for-Sale		Held-to-Maturity

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

	(in thousands)
Due in:
2003	$64,932	$65,864	$3,488	$3,618
2004-2007	247,475	255,318	31,765	33,968
2008-2012	443,425	471,487	280,729	304,848
2013 and later	474,047	501,244	275,860	293,779
Mortgage-backed and other asset-backed securities	3,420,415	3,510,469	859,850	880,406
Preferred stock and other	86,083	81,358	—	—

	$4,736,377	$4,885,740	$1,451,692	$1,516,619

      Actual maturities may differ from scheduled maturities because the borrowers have the right to call or prepay certain obligations, sometimes without penalties. Maturities of mortgage-backed and other asset-backed securities depend on the repayment characteristics and experience of the underlying obligations.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.     Property and Equipment

      Property and equipment as of December 31 consisted of the following:

	2002	2001

	(in thousands)
Land	$21,693	$21,396
Buildings and leasehold improvements	78,027	77,116
Equipment and other	451,061	454,926

	550,781	553,438
Accumulated depreciation	(302,682)	(292,958)

Property and equipment	$248,099	$260,480

      Depreciation expense was $49.5 million, $50.0 million and $49.3 million for 2002, 2001 and 2000, respectively.

Note 7.     Goodwill and Other Intangible Assets

      Upon adoption of SFAS No. 142, Viad completed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. It was determined that no impairment existed for certain intangible assets but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recognized (retroactively to the January 2002 adoption of SFAS No. 142) related to goodwill at the Exhibitgroup reporting unit of the Convention and Event Services segment. The fair value of that reporting unit was estimated using the expected present value of future cash flows. The impairment resulted from a change in the criteria for measurement of impairment from an undiscounted to a discounted cash flow method. This impairment is included in the consolidated statements of income under “Change in accounting principle.”

      A summary of other intangible assets as of December 31, 2002 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$28,874	$(16,236)	$12,638
Patents	13,200	(9,759)	3,441
Other	925	(791)	134

	42,999	(26,786)	16,213

Unamortized intangible assets:
Trademarks	13,175	—	13,175
Pension intangible assets	5,086	—	5,086

	18,261	—	18,261

Total other intangible assets	$61,260	$(26,786)	$34,474

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intangible asset amortization expense for the years ended December 31, 2002, 2001 and 2000 was $2.0 million, $2.2 million and $2.7 million, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

(in thousands)

2003	$2,021
2004	$2,022
2005	$2,005
2006	$1,657
2007	$1,645

      The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

		Convention
	Payment	and Event
	Services	Services	Other	Total

	(in thousands)
Balance at January 1, 2002	$297,705	$262,243	$27,417	$587,365
Transitional impairment loss	—	(40,000)	—	(40,000)
Foreign currency translation adjustments	—	1,973	123	2,096

Balance at December 31, 2002	$297,705	$224,216	$27,540	$549,461

      Amortization expense related to goodwill for the years ended December 31, 2001 and 2000 was $16.5 million ($14.0 million after-tax) and $16.2 million ($13.6 million after-tax), respectively. Amortization expense related to intangible assets with indefinite useful lives for the years ended December 31, 2001 and 2000 was $393,000 ($246,000 after-tax), and $393,000 ($246,000 after-tax), respectively.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income before changes in accounting principles as reported and as adjusted for the adoption of SFAS No. 142 is presented below:

	2002	2001	2000

	(in thousands, except per share data)
Net income	$57,886	$44,604	$140,819
Changes in accounting principles, net of tax	37,739	1,884	—

Income before changes in accounting principles	95,625	46,488	140,819
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	14,243	13,846

Adjusted income before changes in accounting principles	$95,625	$60,731	$154,665

Diluted earnings per share:
Net income	$0.65	$0.50	$1.54
Changes in accounting principles, net of tax	0.44	0.02	—

Income before changes in accounting principles	1.09	0.52	1.54
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	0.17	0.15

Adjusted income before changes in accounting principles	$1.09	$0.69	$1.69

Basic earnings per share:
Net income	$0.66	$0.51	$1.57
Changes in accounting principles, net of tax	0.44	0.02	—

Income before changes in accounting principles	1.10	0.53	1.57
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	0.17	0.16

Adjusted income before changes in accounting principles	$1.10	$0.70	$1.73

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.     Debt

      Long-term debt as of December 31 was as follows:

	2002	2001

	(in thousands)
Senior debt:(1)
Short-term borrowings:
Promissory notes, 1.7% (2002) and 2.8% (2001) weighted average interest rate at December 31	$21,000	$20,000
Commercial paper, 1.7% (2002) and 2.5% (2001) weighted average interest rate at December 31	152,000	146,000
Senior notes, 6.5% (2002) and 6.4% (2001) weighted average interest rate at December 31, due to 2009	134,968	174,904
Guarantee of ESOP debt, floating rate indexed to LIBOR, 1.2% (2002) and 1.8% (2001) at December 31, due to 2009	15,235	16,925
Other obligations, 4.0% (2002) and 4.2% (2001) weighted average interest rate at December 31, due to 2016	19,951	20,039

	343,154	377,868
Subordinated debt, 10.5% debentures, due 2006	18,503	18,503

	361,657	396,371
Current portion	(103,995)	(42,224)

Long-term debt	$257,662	$354,147

(1)	Rates shown are exclusive of the effects of commitment fees and other costs of long-term bank credit used to support short-term borrowings.

      Viad satisfies its short-term borrowing requirements with bank lines of credit and the issuance of commercial paper and promissory notes. As of December 31, 2002 there were no amounts outstanding under short-term bank loans payable. As of December 31, 2001, there was $457,000 of borrowings outstanding under short-term bank loans payable.

      Viad has credit facilities totaling $393 million to support revolving bank credit agreements, various letter of credit support facilities and a Canadian credit facility. The $393 million includes a $225 million five-year facility and a $168 million 364-day facility. The interest rate applicable to borrowings under the credit facilities is indexed to the London Interbank Offering Rate (“LIBOR”), plus appropriate spreads. The facilities also provide for commitment fees. Such spreads and fees will change moderately should Viad’s debt ratings change. In August, 2002, Viad’s 364-day short-term revolving credit facility was amended. The total amount of the lenders’ commitments was reduced from $200 million to $168 million under similar terms and the commitment termination date of each eligible lender was extended to August 2003. The short-term revolving credit facility, as amended, allows for Viad to increase the aggregate amount of the lender commitments up to $200 million, subject to availability of commitments. Short-term borrowings totaling $173.0 million and $166.0 million as of December 31, 2002 and 2001, respectively, have been classified as long-term debt, pursuant to the unused commitments under the applicable long-term and short-term credit facilities. Unused commitments (net of amounts used to support short-term borrowings and letters of credit) under the facilities totaled $142.0 million as of December 31, 2002. Borrowings under the facilities are subject to various covenants, including standard equity and other financial ratio calculations, among others. The borrowings are also subject to increases in borrowing costs if debt ratings are not maintained at current levels. Default under the covenants relating to any of Viad’s debt agreements could result in cross defaults to other debt agreements.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Annual maturities of long-term debt due in the next five years will approximate $104.0 million (2003), $194.2 million (2004), $11.1 million (2005), $19.6 million (2006), $1.0 million (2007) and $31.8 million thereafter. Included in the year 2004 is $173.0 million which represents the maturity of short-term borrowings, assuming the borrowings were due under the five-year facility and one-year term out provisions of the 364-day facility.

      The weighted average interest rate on total debt excluding interest expense unrelated to debt obligations was 4.9 percent, 5.8 percent, and 6.4 percent for 2002, 2001, and 2000, respectively.

      Under a Shelf Registration filed in 1994 with the SEC Viad can issue up to an aggregate $500 million of debt and equity securities. In 2002, Viad filed an amended Shelf Registration with the SEC to update disclosures in the original registration and to maintain Viad’s financial flexibility. No securities have been issued under the program.

      The estimated fair value of total debt was $367.7 million and $403.2 million as of December 31, 2002 and 2001, respectively. The fair value of debt was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity. The carrying values of the commercial paper and promissory notes were assumed to approximate fair values due to their short-term maturities.

Note 9.     Derivative Financial Instruments

      Viad uses derivative financial instruments as part of its risk management strategy to manage exposure to fluctuations in interest and foreign currency rates. Derivatives are not used for speculative purposes.

      A portion of Viad’s Payment Services business involves the payment of variable-rate commissions to financial institution customers of its official check program. In addition, a Viad Payment Services subsidiary has agreements to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from money order agents in an amount not to exceed $450 million. The agreement expires in June 2003. The receivables, sold at a discount based on short-term variable interest rates, are sold in order to accelerate Payment Services’ cash flow for investment in permissible securities as described in Note 5. The balance of sold agent receivables as of December 31, 2002 and 2001 was $358.0 million and $347.0 million, respectively. The average agent receivables sold approximated $440.0 million, $444.0 million, and $433.0 million during 2002, 2001, and 2000, respectively. The Company has entered into interest rate swaps to hedge the change in these short-term interest rates. The swaps are accounted for as cash flow hedges. The expense of selling the agent receivables, discounted based on short-term variable interest rates including the related swap cost was $29.5 million, $30.1 million, and $30.4 million in 2002, 2001, and 2000, respectively, and is included under “Costs of services” in the consolidated statements of income.

      Variable-to-fixed derivative financial instruments (swap agreements) have been entered into to mitigate the effects of fluctuations on commission expense and on the net proceeds from agent receivable sales. The notional amount of the variable-to-fixed swap agreements totaled $3.795 billion as of December 31, 2002, with an average pay rate of 5.1 percent and an average receive rate of 1.2 percent. The variable-rate portion of the swaps is generally based on Treasury bill, federal funds, or commercial paper rates. The agreements expire as follows: $795.0 million (2003), $350.0 million (2004), $975.0 million (2005), $600.0 million (2006), $975.0 million (2007), and $100.0 million (2008).

      The swap agreements are contracts to exchange fixed and floating payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure amounts to be paid or received and do not represent the amount of exposure to credit loss. The amounts to be paid or received under the swap agreements are accrued consistent with the terms of the agreements and market interest rates and are recognized as an adjustment to the expense of the related transaction.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Viad maintains formal procedures for entering into swap transactions and management regularly monitors and reports to the Audit Committee of the board of directors on swap activity. The agreements are with major financial institutions that are currently expected to fully perform under the terms of the agreements, thereby mitigating the credit risk from the transactions in the event of nonperformance by the counterparties. In addition, Viad regularly monitors the credit ratings of the counterparties, and the likelihood of default is considered remote.

      On January 1, 2001, Viad adopted SFAS No. 133 and, subsequently, its related amendments and interpretations. SFAS No. 133 requires that entities record all derivatives as either assets or liabilities, measured at fair value (representing the estimated amount Viad would pay to counterparties to terminate the swap agreements), with the change in fair value of the derivative recognized in earnings or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. Viad’s swap agreements have been designated and qualify as cash flow hedges. The length of time over which future cash flows are hedged ranges from one to six years.

      Upon the adoption of SFAS No. 133, Viad recorded a liability of $12.3 million (representing the fair value of Viad’s swap agreements), a corresponding deferred tax asset of $4.8 million, and a transition adjustment of $7.5 million reflected in other comprehensive income. As of December 31, 2002 and 2001, the current liability portions of the fair value of the swap agreements totaling $119.8 million and $91.6 million, respectively, are included under the caption “Payment service obligations.” The noncurrent liability portions of the swap agreements totaling $126.5 million and $23.6 million as of December 31, 2002 and 2001, respectively, are included under the caption, “Derivative financial instruments.” The long-term asset portion of the swap agreements of $28.0 million at December 31, 2001 is included under the caption, “Investments available or restricted for payment service obligations.”

      The effective portion of the change in fair values of derivatives that qualify as cash flow hedges under SFAS No. 133 is recorded in other comprehensive income. Amounts receivable or payable under the swap agreements are reclassified from other comprehensive income to net income as an adjustment to the expense of the related transaction. The net amount estimated to be reclassified from other comprehensive income to net income is $119.8 million in 2003. Amounts reclassified are included in the Consolidated Income Statements under, “Costs of services.” The amount recognized in earnings due to ineffectiveness of the cash flow hedges was not material. No cash flow hedges were discontinued during the year.

      Viad is also exposed to foreign currency exchange risk and utilizes forward contracts to hedge assets and liabilities denominated in foreign currencies. While these contracts economically hedge Viad’s foreign currency risk, they are not designated as hedges for accounting purposes under SFAS No. 133. Accordingly, forward derivative contracts used to hedge assets and liabilities denominated in foreign currencies are recorded on the consolidated balance sheets at fair value, with the change in fair value reflected in earnings. The effect of changes in foreign exchange rates on the foreign-denominated receivables and payables, net of the effect of the related forward contracts, is not significant.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.     Income Per Share

      The following is a reconciliation of the numerators and denominators of diluted and basic per share computations for income before changes in accounting principles:

	2002	2001	2000

	(in thousands, except per share data)
Income before changes in accounting principles	$95,625	$46,488	$140,819
Preferred stock dividends	(1,141)	(1,137)	(1,134)

Income available to common stockholders	$94,484	$45,351	$139,685

Average outstanding common shares	86,178	85,503	88,802
Additional dilutive shares related to stock-based compensation	538	819	2,123

Average outstanding and potentially dilutive common shares	86,716	86,322	90,925

Diluted income per share before changes in accounting principles	$1.09	$0.52	$1.54

Basic income per share before changes in accounting principles	$1.10	$0.53	$1.57

      Options to purchase 3,590,806, 2,643,598, and 1,377,898 shares of common stock were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of diluted income per share because the effect would be antidilutive.

Note 11.     Redeemable Preferred Stock and Preferred Stock Purchase Rights

      Viad has 442,352 shares of $4.75 Preferred Stock authorized, of which 334,352 shares are issued. The holders of the $4.75 Preferred Stock are entitled to a liquidation preference of $100 per share and to annual cumulative sinking fund redemptions of 6,000 shares. Viad presently holds 99,369 shares which will be applied to this sinking fund requirement; the 234,983 shares held by others are scheduled to be redeemed in the years 2019 to 2058. In addition, Viad has authorized 5.0 million and 2.0 million shares of Preferred Stock and Junior Participating Preferred Stock, respectively.

      Viad has one Preferred Stock Purchase Right (“Right”) outstanding on each outstanding share of its common stock. The Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire Viad that is not believed by the board of directors to be in the best interest of stockholders. The Rights are represented by the common share certificates and are not exercisable or transferable apart from the common stock until such a situation arises. Viad may redeem the Rights at $0.01 per Right prior to the time any person or group has acquired 20 percent or more of Viad’s shares. As of December 31, 2002 Viad had reserved 1.0 million shares of Junior Participating Preferred Stock for issuance in connection with the Rights. The Rights will expire in February 2012.

Note 12.     Common Stock and Other Equity

      Viad funds its matching contributions to employees’ 401(k) plans through a leveraged Employee Stock Ownership Plan (“ESOP”). All eligible employees of Viad and its participating affiliates, other than certain employees covered by collective bargaining agreements that do not expressly provide for participation of such employees in an ESOP, may participate in the ESOP.

      In 1989, the ESOP borrowed $40.0 million to purchase treasury shares from Viad. The ESOP’s obligation to repay this borrowing is guaranteed by Viad; therefore, the unpaid balance of the borrowing ($15.2 million and $16.9 million as of December 31, 2002 and 2001, respectively) has been reflected in the accompanying Consolidated Balance Sheets as long-term debt. The same amounts, representing unearned employee benefits,

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

have been recorded as a deduction from common stock and other equity. The liability is reduced as the ESOP repays the borrowing, and the amount offsetting common stock and other equity is reduced as stock is allocated to employees and benefits are charged to expense. The ESOP intends to repay the loan (plus interest) using Viad contributions and dividends received on the unallocated Viad shares held by the ESOP.

      Information regarding ESOP transactions for the years ended December 31 was as follows:

	2002	2001	2000

	(in thousands)
Amounts paid by ESOP for:
Debt repayment	$1,690	$1,750	$1,325
Interest	269	678	1,115
Amounts received from Viad as:
Dividends	$645	$727	$808
Contributions	1,314	1,649	1,615

      Shares are released for allocation to participants based upon the ratio of the current year’s principal and interest payments to the sum of the total principal and interest payments expected over the remaining life of the plan. Expense is recognized based upon the greater of cumulative cash payments to the plan or 80 percent of the cumulative expense that would have been recognized under the shares allocated method, in accordance with EITF No. 89-8, “Expense Recognition for Employee Stock Ownership Plans,” (“EITF No. 89-8”). Under this method, Viad has recorded expense of $1.3 million, $1.7 million, and $1.6 million in 2002, 2001, and 2000, respectively.

      Unallocated shares held by the ESOP totaled 1,663,000 and 1,860,000 as of December 31, 2002 and 2001, respectively. Shares allocated during 2002 and 2001 totaled 197,000 and 235,000, respectively.

      In 1992, Viad sold treasury stock to Viad’s Employee Equity Trust (the “Trust”) in exchange for a promissory note. The Trust is used to fund certain existing employee compensation and benefit plans. For financial reporting purposes, the Trust is consolidated with Viad and the promissory note ($22.8 million as of December 31, 2002) and dividend and interest transactions are eliminated in consolidation. The fair market value ($52.9 million and $68.1 million as of December 31, 2002 and 2001, respectively) of the 2,365,901 and 2,874,753 remaining shares held by the Trust as of December 31, 2002 and 2001, respectively, representing unearned employee benefits, is shown as a deduction from common stock and other equity and is reduced as employee benefits are funded. The difference between the cost and fair value of shares held is included in additional capital.

      As of December 31, 2002, retained income of $176.0 million was unrestricted for the payment of dividends by Viad.

Note 13.     Stock-Based Compensation

      In 1997, stockholders adopted the Viad Omnibus Incentive Plan (“Omnibus Plan”). The Omnibus Plan provides for the following types of awards to officers, directors and certain key employees: (1) incentive and nonqualified stock options; (2) stock appreciation rights (“SARs”); (3) restricted stock; and (4) performance-based awards. The number of shares available for grant under the Omnibus Plan in each calendar year is equal to 2 percent of the total number of shares of common stock outstanding as of the first day of each year. Any shares available for grant in a particular calendar year which are not granted in such year are added to the shares available for grant in any subsequent calendar year.

      Stock options are granted for terms of ten years at an exercise price based on the market value at the date of grant, and are exercisable 50 percent after one year with the balance exercisable after two years from the date of grant. Stock options granted since 1998 contain certain forfeiture and noncompete provisions.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Restricted stock and performance-driven restricted stock awards of 386,000 shares and 340,600 shares were granted in 2002 and 2001, respectively, at a weighted average price (based on fair market value at date of grant) of $27.32 and $21.69 per share, respectively. The restricted stock awards vest three years from the date of grant. Performance-driven restricted stock granted in 2001 vests five years from the date of grant; but, a portion of the award may vest, on an accelerated basis, as early as three years from the date of grant if certain long-term incentive performance targets are met or exceeded. Performance-driven restricted stock granted in 2002 may be earned in three or four years from the date of the grant depending upon the achievement level of certain long-term incentive performance targets. If performance targets are not achieved, 100 percent of the grant will be forfeited. Holders of the restricted stock have the right to receive dividends and vote the shares, but may not sell, assign, transfer, pledge or otherwise encumber the stock.

      Performance-based stock awards (82,200 shares awarded in 2000 at a fair market value per share of $24.44) vest at the end of a three-year period from the date of grant, based on total shareholder return relative to the applicable stock and industry indices specified at the time of each award. Vested shares with respect to performance periods beginning in 1998 and 1997 totaled 26,646 in 2001 and 70,361 in 2000, respectively. No shares from the 1999 performance period vested in 2002. Throughout the performance period, holders of the performance-based stock have the right to receive dividends and vote the shares but may not sell, assign, transfer, pledge or otherwise encumber the stock. There were no performance-based stock awards granted in 2002 or 2001.

      Viad applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based and restricted stock awards, which gave rise to compensation expense aggregating $4.5 million, $1.3 million, and $727,000 in 2002, 2001, and 2000, respectively. Refer to Note 1 for a discussion of the pro forma impact of stock options on reported net income.

      Information with respect to stock options for the years ended December 31 is as follows:

		Weighted
		Average	Options
	Shares	Exercise Price	Exercisable

Options outstanding at December 31, 1999	6,904,621	$15.27
Granted	995,403	24.47
Exercised	(1,924,706)	10.57
Canceled	(178,028)	25.74

Options outstanding at December 31, 2000	5,797,290	18.09	4,451,659
Granted	2,006,617	23.80
Exercised	(1,739,109)	12.10
Canceled	(414,130)	25.61

Options outstanding at December 31, 2001	5,650,668	21.40	3,466,201
Granted	1,082,217	27.01
Exercised	(703,923)	16.12
Canceled	(568,497)	25.30

Options outstanding at December 31, 2002	5,460,465	22.80	3,711,237

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information concerning stock options outstanding and exercisable as of December 31, 2002:

		Options Outstanding		Options Exercisable

		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$5.51 to $16.25	882,056	2.4 years	$12.86	882,056	$12.86
$18.34 to $24.24	1,009,516	7.1 years	19.70	694,516	19.25
$24.44 to $25.05	1,120,246	6.1 years	24.60	1,083,246	24.59
$25.20 to $26.39	1,070,147	8.0 years	25.23	561,519	25.24
$27.32 to $29.50	1,378,500	8.2 years	28.08	489,900	29.46

$5.51 to $29.50	5,460,465	6.6 years	22.80	3,711,237	21.54

Note 14.     Income Taxes

      Deferred income tax assets (liabilities) included in the Consolidated Balance Sheets as of December 31 related to the following:

	2002	2001

	(in thousands)
Deferred tax assets:
Deferred income	$3,753	$3,581
Pension, compensation and other employee benefits	56,991	45,149
Revaluation of investments	12,430	3,571
Provisions for losses	48,397	49,233
Unrealized loss on derivative financial instrument	96,070	33,975
State income taxes	21,227	16,213
Tax credit carryforwards	30,772	24,936
Other deferred income tax assets	16,011	16,341

	285,651	192,999

Deferred tax liabilities:
Property and equipment	(28,855)	(29,636)
Unrealized gain on securities classified as available-for-sale	(57,134)	(19,832)
Other deferred income tax liabilities	(28,769)	(22,512)

	(114,758)	(71,980)

Foreign deferred tax liabilities included above	10,748	10,704

United States deferred tax assets	$181,641	$131,723

      The $30.8 million of tax credit carryforwards as of December 31, 2002 consist of $6.5 million of foreign tax credit carryforwards that expire in 2005 and 2006, $8.1 million of general business credit carryforwards that expire in 2019 through 2021, and $16.2 million of alternative minimum tax carryforwards that can be carried forward indefinitely.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income tax expense (benefit) on income before changes in accounting principles for the years ended December 31 consisted of the following:

	2002	2001	2000

	(in thousands)
Current:
United States:
Federal	$4,700	$15,739	$(2,262)
State	21,224	7,259	2,324
Foreign	10,041	9,094	13,451

	35,965	32,092	13,513
Deferred	(6,302)	(39,202)	12,705

Income tax expense (benefit)	$29,663	$(7,110)	$26,218

      Certain tax benefits related primarily to stock option exercises and dividends paid to the ESOP totaling $2.6 million, $6.7 million, and $8.4 million in 2002, 2001, and 2000, respectively, were credited to common stock and other equity.

      Eligible subsidiaries (including sold and discontinued businesses up to their respective disposition dates) are included in the consolidated federal and other applicable income tax returns of Viad.

      A reconciliation of the income tax expense (benefit) on income before changes in accounting principles and the amount that would be computed using statutory federal income tax rates for the years ended December 31 is as follows:

	2002		2001		2000

	(in thousands)
Computed income taxes at statutory federal income tax rate of 35%	$43,851	35.0%	$13,782	35.0%	$58,463	35.0%
Nondeductible goodwill amortization	—	0.0%	3,443	8.7%	3,337	2.0%
State income taxes	13,126	10.5%	1,525	3.9%	3,075	1.8%
Other, net	(5,612)	(4.5%)	368	0.9%	(1,582)	(0.9%)

Provision for income taxes before the effect of tax-exempt income	51,365	41.0%	19,118	48.5%	63,293	37.9%
Tax-exempt income	(21,702)	(17.3%)	(26,228)	(66.6%)	(37,075)	(22.2%)

Income tax expense (benefit)	$29,663	23.7%	$(7,110)	(18.1%)	$26,218	15.7%

      United States and foreign income before income taxes and changes in accounting principles for the years ended December 31 was as follows:

	2002	2001	2000

	(in thousands)
United States	$96,446	$15,497	$135,798
Foreign	28,842	23,881	31,239

Income before income taxes and changes in accounting principles	$125,288	$39,378	$167,037

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.     Pension and Other Postretirement Benefits

Pension Benefits

      Viad has trusted, noncontributory pension plans that cover certain employees. Pension benefits are supplemented, in most cases, by defined matching company stock contributions to employees’ 401(k) plans as described in Note 12. In addition, Viad retained the obligations for such benefits for employees of certain sold businesses. Through December 31, 2000, the principal retirement plan was structured using a traditional defined benefit formula based primarily on final average pay and years of service. Benefits earned under this formula ceased accruing as of December 31, 2000, with no change to retirement benefits earned through that date. Effective January 1, 2001, benefits began accruing under a cash accumulation account formula based upon a percentage of pay plus interest. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations. Certain defined pension benefits, primarily those in excess of benefit levels permitted under qualified pension plans, are unfunded.

      Net periodic pension cost for defined benefit plans for the years ended December 31 includes the following components:

	2002	2001	2000

	(in thousands)
Service cost	$2,827	$2,592	$2,433
Interest cost	12,334	12,144	11,686
Expected return on plan assets	(13,245)	(13,538)	(12,816)
Amortization of prior service cost	786	955	835
Recognized net actuarial loss	462	344	629

Net periodic pension cost	$3,164	$2,497	$2,767

      Contributions to multiemployer pension plans totaled $16.6 million, $14.6 million, and $16.5 million in 2002, 2001, and 2000, respectively. Costs of 401(k) defined contribution and other pension plans totaled $2.3 million, $2.1 million, and $2.5 million in 2002, 2001, and 2000, respectively.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table indicates the plans’ funded status and amounts recognized in Viad’s Consolidated Balance Sheets as of December 31:

	Funded Plans		Unfunded Plans

	2002	2001	2002	2001

	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$129,784	$123,069	$46,235	$37,223
Service cost	1,343	1,262	1,484	1,330
Interest cost	9,079	8,983	3,255	3,161
Plan amendments	—	(5,589)	32	3,895
Actuarial adjustments	7,647	9,585	2,726	3,433
Curtailments	—	—	—	(56)
Benefits paid	(8,234)	(7,526)	(3,000)	(2,751)

Benefit obligation at end of year(1)	139,619	129,784	50,732	46,235

Change in plan assets:
Fair value of plan assets at beginning of year	121,487	133,168	—	—
Actual return on plan assets	(6,197)	(4,183)	—	—
Company contributions	41	28	3,000	2,751
Benefits paid	(8,234)	(7,526)	(3,000)	(2,751)

Fair value of plan assets at end of year	107,097	121,487	—	—

Funded status	(32,522)	(8,297)	(50,732)	(46,235)
Unrecognized net transition asset	—	(77)	—	—
Unrecognized prior service cost (reduction)	(3,794)	(4,150)	6,529	7,718
Unrecognized actuarial loss	52,893	25,804	11,887	9,622

Net amount recognized	$16,577	$13,280	$(32,316)	$(28,895)

(1)	The accumulated benefit obligation for the funded pension plans was $138.2 million and $128.2 million as of December 31, 2002 and 2001, respectively, and the accumulated benefit obligation for the unfunded pension plans was $42.2 million and $38.4 million as of December 31, 2002 and 2001, respectively.

      The total amounts recognized in Viad’s Consolidated Balance Sheets as of December 31 were as follows:

	Funded Plans		Unfunded Plans

	2002	2001	2002	2001

	(in thousands)
Net accrued pension liability	$(31,104)	$(4,204)	$(42,450)	$(38,560)
Intangible asset	360	—	4,726	6,012
Deferred tax asset	16,562	6,119	1,893	1,279
Accumulated other comprehensive income	30,759	11,365	3,515	2,374

Net amount recognized	$16,577	$13,280	$(32,316)	$(28,895)

Postretirement Benefits Other Than Pensions

      Viad and certain of its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for certain eligible employees, retirees and dependents. The related postretirement benefit liabilities are

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized over the period that services are provided by employees. In addition, Viad retained the obligations for such benefits for retirees of certain sold businesses. While the plans have no funding requirements, Viad may fund the plans.

      The net periodic postretirement benefit cost for the years ended December 31 included the following components:

	2002	2001	2000

	(in thousands)
Service cost	$428	$332	$315
Interest cost	2,725	2,591	2,604
Expected return on plan assets	(148)	(383)	(372)
Amortization of prior service cost	(959)	(643)	(645)
Recognized net actuarial loss (gain)	713	(82)	(77)

Net periodic postretirement benefit cost	$2,759	$1,815	$1,825

      The status of the plans as of December 31 is set forth below:

	2002	2001

	(in thousands)
Change in accumulated benefit obligation:
Benefit obligation at beginning of year	$36,573	$34,894
Service cost	428	332
Interest cost	2,725	2,591
Actuarial adjustments	12,808	1,657
Plan amendments	(3,636)	—
Benefits paid	(2,692)	(2,901)

Benefit obligation at end of year	46,206	36,573

Change in plan assets:
Fair value of plan assets at beginning of year	5,583	11,719
Actual return on plan assets	33	(6,136)
Company contributions	2,692	2,901
Benefits paid	(2,692)	(2,901)

Fair value of plan assets at end of year	5,616	5,583

Funded status	(40,590)	(30,990)
Unrecognized prior service reduction	(8,865)	(6,157)
Unrecognized net actuarial loss	17,281	5,041

Accrued postretirement benefit cost	$(32,174)	$(32,106)

      The assumed health care cost trend rate used in measuring the 2002 accumulated postretirement benefit obligation was 10 percent for the year 2003, gradually declining to 5 percent by the year 2008 and remaining at that level thereafter. The assumed health care cost trend rate used in measuring the 2001 accumulated postretirement benefit obligation was 6 percent in 2001, declining to 5 percent in 2002.

      A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $4.6 million and the ongoing annual expense by approximately $410,000. A one-percentage-point decrease in the assumed health care

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cost trend rate for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $4.0 million and the ongoing annual expense by approximately $349,000.

Weighted Average Assumptions

      Weighted average assumptions used as of December 31 were as follows:

	Pension		Other
	Benefits		Benefits

	2002	2001	2002	2001

Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	8.75%	10.00%	3.75%	3.75%
Rate of compensation increase	4.50%	4.50%	N/A	N/A

Note 16.     Leases

      Viad has entered into operating leases for the use of certain of its offices, equipment, and other facilities. These leases expire over periods ranging from one to 12 years, and some of which provide for renewal options ranging from one to 28 years. Leases that expire are generally renewed or replaced by similar leases. Some leases contain scheduled rental increases accounted for on a straight-line basis.

      As of December 31, 2002, Viad’s future minimum rental payments and related sublease rentals receivable with respect to noncancelable operating leases with terms in excess of one year were as follows:

		Receivable
	Rental	Under
	Payments	Subleases

	(in thousands)
2003	$31,857	$5,365
2004	27,742	4,540
2005	23,791	3,978
2006	19,028	3,105
2007	17,518	2,369
Thereafter	66,901	7,283

Total	$186,837	$26,640

      Net rent expense under operating leases for the years ended December 31 consisted of the following:

	2002	2001	2000

	(in thousands)
Minimum rentals	$40,665	$40,002	$38,809
Sublease rentals	(3,086)	(2,607)	(2,613)

Total rentals, net	$37,579	$37,395	$36,196

Note 17.     Litigation, Claims and Other Contingencies

      Viad and certain of its subsidiaries are plaintiffs or defendants to various actions, proceedings and pending claims. Certain of these pending legal actions are, or purport to be, class actions. Some of the foregoing involve, or may involve, compensatory, punitive or other damages. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings, or claims could be decided against Viad. Although the amount of liability as of December 31, 2002, with respect to certain of these matters is not ascertainable, Viad

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

believes that any resulting liability, after taking into consideration amounts already provided for, will not have a material effect on Viad’s financial statements.

      Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions Viad has or had operations and is subject to certain international agreements. As is the case with many companies, Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although Viad is a party to certain environmental disputes, Viad believes that any liabilities resulting therefrom, after taking into consideration amounts already provided for, exclusive of any potential insurance recoveries, will not have a material effect on Viad’s financial statements.

      As of December 31, 2002, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries. These guarantees are not subject to liability recognition in the consolidated financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by Viad’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees existing as of December 31, 2002 would be $60.4 million. As of December 31, 2002, the aggregate guarantees related to leased facilities were $34.6 million, and expire through December 2006. As of December 31, 2002, the aggregate guarantees related to credit or loan arrangements with banks were $25.8 million of which, $5.8 million expire through September 2003 and $20.0 million is subject to an ongoing guarantee by a Viad subsidiary commensurate with its subsidiary’s credit facility which has no expiration date. There are no recourse provisions that would enable Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby Viad could recover payments.

      The Payment Services segment has agreements with certain investors to provide funds related to investments in collateralized private equity obligations. As of December 31, 2002, the total amount of unfunded commitments related to these agreements was $21.0 million.

Note 18.     Subsequent Events

      In January 2003, MoneyGram Payment Systems, Inc. (“MoneyGram”), a subsidiary of MoneyGram, acquired the 49 percent minority interest in MoneyGram International Limited (“MIL”) from Travelex Group (“Travelex”). MIL, a London-based joint venture between MoneyGram and Travelex, provides international money transfer services primarily in Europe, Africa, Australia and Asia. Prior to the acquisition, MoneyGram owned a 51 percent interest in MIL. In connection with the transaction, MoneyGram paid approximately $98.0 million to Travelex. In addition, MIL paid a dividend to Travelex of approximately $8.1 million concurrent with the transaction.

      On July 24, 2003, Viad Corp announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. The spin-off and related transaction are subject to a number of conditions and are not expected to be completed earlier than the end of the first quarter of 2004. No assurances can be given that any such transaction will be completed.

      As a result of the announcement on July 24, 2003 of Viad’s intention to spin-off its Payment Services business, the major ratings agencies put Viad on credit watch with negative implications as it is probable that the existing debt of Viad will not be rated investment grade following the separation of the Payment Services business. Viad plans to tender for all of its publicly held debt, repay its commercial paper and redeem all of its outstanding $4.75 preferred stock concurrent with the spin-off transaction.

Note 19.     Segment Information

      Viad measures profit and performance of its operations on the basis of operating income before restructuring charges and other items.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The accounting policies of the operating segments are the same as those described in Note 1, except that an adjustment is made to the Payment Services segment to present revenues and operating income on a taxable equivalent basis as though amounts were invested in taxable investments. Consolidated revenues, operating income and interest expense for 2000 also reflect the elimination of intercompany interest payments on investments in Viad commercial paper by a Payment Services subsidiary as well as intersegment sales and transfers. Corporate activities include expenses not allocated to operations. Depreciation and amortization are the only significant noncash items for the reportable segments.

      Viad’s two reportable segments are Payment Services and Convention and Event Services. The Payment Services segment sells money orders through agents, performs official check and negotiable instrument clearing services for banks and credit unions, and provides cash access services to gaming establishments throughout the United States. In addition, the segment provides consumer money wire transfer services throughout the world. The Convention and Event Services segment provides decorating, installation and dismantling, and electrical, transportation and management services for conventions, tradeshows, associations and other corporate events; and designs and builds convention, tradeshow, museum and other exhibits and displays throughout the world.

      The remaining categories represent Travel and Recreation Services businesses below reportable segment quantitative thresholds, sold businesses not classified as discontinued operations, and corporate activities. These categories are presented to reconcile to total results. Travel and Recreation Services includes Viad’s Canadian travel tour service subsidiary, which operates tours and charters in the Canadian Rockies, conducts hotel operations and snowcoach tours of the Columbia Icefield and offers gondola rides of Sulphur Mountain; and Glacier Park, Inc., which operates historic lodges in and around Glacier National Park.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Disclosures regarding Viad’s reportable segments with reconciliations to consolidated totals are presented in the accompanying tables:

	2002	2001	2000

	(in thousands)
Revenues:
Payment Services	$809,790	$753,372	$671,683
Convention and Event Services	786,233	884,044	1,032,115

Reportable segments	1,596,023	1,637,416	1,703,798
Travel and Recreation Services	58,253	61,453	72,508

Subtotal, ongoing operations	1,654,276	1,698,869	1,776,306
Sold travel and recreation businesses	—	—	19,023
Intercompany interest elimination	—	—	(2,297)
Less taxable equivalent adjustment(1)	(36,171)	(46,847)	(66,224)

	$1,618,105	$1,652,022	$1,726,808

Operating income before restructuring charges and other items(2):
Payment Services	$161,691	$169,247	$160,055
Convention and Event Services	36,454	32,563	75,510

Reportable segments	198,145	201,810	235,565
Travel and Recreation Services	13,743	14,698	19,123

Subtotal, ongoing operations	211,888	216,508	254,688
Sold travel and recreation businesses	—	—	2,467
Corporate activities	(17,114)	(12,029)	(9,783)
Intercompany interest elimination	—	—	(2,297)
Less taxable equivalent adjustment(1)	(36,171)	(46,847)	(66,224)

	158,603	157,632	178,851
Other investment income	10,531	5,652	13,115
Interest expense	(19,268)	(25,936)	(25,303)
Restructuring charges and other items:
Payment Services	(440)	(5,947)	—
Convention and Event Services	(18,582)	(87,045)	(8,677)
Corporate	80	(3,652)	10,768
Minority interests	(5,636)	(1,326)	(1,717)

Income before income taxes and changes in accounting principles	$125,288	$39,378	$167,037

(1)	The taxable equivalent adjustment for Payment Services’ income from tax-exempt securities is calculated based on an income tax rate of approximately 39 percent (revised to 35 percent as of July 1, 2002).

(2)	Includes amortization of goodwill of $8.2 million and $8.1 million for 2001 and 2000, respectively, for the Payment Services segment; $7.8 million and $7.5 million for 2001 and 2000, respectively, for the Convention and Event Services segment; and $856,000 and $859,000 for 2001 and 2000, respectively, for the Travel and Recreation Services businesses.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

	(in thousands)
Assets:
Payment Services(1)	$8,725,497	$7,438,634	$5,618,400
Convention and Event Services	431,384	497,216	591,186

Reportable segments	9,156,881	7,935,850	6,209,586
Travel and Recreation Services	88,590	76,709	79,590

Subtotal, ongoing operations	9,245,471	8,012,559	6,289,176
Corporate and other	429,958	362,740	262,316

	$9,675,429	$8,375,299	$6,551,492

Depreciation and amortization:(2)
Payment Services	$26,690	$31,680	$28,310
Convention and Event Services	18,963	30,965	32,275

Reportable segments	45,653	62,645	60,585
Travel and Recreation Services	3,570	4,219	4,176

Subtotal, ongoing operations	49,223	66,864	64,761
Sold travel and recreation businesses	—	—	1,163
Corporate and other	2,260	2,232	2,676

	$51,483	$69,096	$68,600

Capital expenditures:
Payment Services	$26,842	$32,225	$24,810
Convention and Event Services	11,226	15,143	13,321

Reportable segments	38,068	47,368	38,131
Travel and Recreation Services	2,045	1,997	4,634

Subtotal, ongoing operations	40,113	49,365	42,765
Sold travel and recreation businesses	—	—	62
Corporate and other	114	418	2,379

	$40,227	$49,783	$45,206

(1)	Includes investments available or restricted for payment service obligations of $8.2 billion (2002), $6.9 billion (2001), and $5.1 billion (2000).

(2)	Includes amortization of goodwill of $8.2 million and $8.1 million for 2001 and 2000, respectively, for the Payment Services segment; $7.8 million and $7.5 million for 2001 and 2000, respectively, for the Convention and Event Services segment; and $856,000 and $859,000 for 2001 and 2000, respectively, for the Travel and Recreation Services businesses.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic Areas

      Viad’s foreign operations are located principally in Canada and Europe. Convention and Event Services revenues are designated as foreign based on the originating location of the product or service plus exports to foreign shows. Payment Services foreign revenues are defined as revenues generated from wire transfer transactions originating in a country other than the United States. Long-lived assets are attributed to domestic or foreign based principally on physical location of the assets. Long-lived assets consist of “Property and equipment” and “Other investments and assets.” The table below presents the financial information by major geographic area:

	2002	2001	2000

	(in thousands)
Revenues:
United States	$1,424,824	$1,435,209	$1,521,161
Foreign	193,281	216,813	205,647

Total revenues	$1,618,105	$1,652,022	$1,726,808

Long-lived assets:
United States	$243,298	$270,292	$322,927
Foreign	62,880	57,903	66,197

Total long-lived assets	$306,178	$328,195	$389,124

Note 20.     Condensed Consolidated Quarterly Results (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2002	(in thousands, except per share data)
Revenues:(1)(3)	$438,822	$404,401	$412,649	$362,233

Operating income:(1)
Ongoing operations(2)(3)	$46,326	$52,461	$50,618	$26,312
Corporate activities(4)	(4,126)	(6,307)	(3,989)	(2,692)
Restructuring charges(5)	—	—	413	(19,355)

Operating income	$42,200	$46,154	$47,042	$4,265

Net income (loss)(6)	$(9,343)	$29,715	$32,257	$5,257
Diluted net income (loss) per common share	(0.11)	0.34	0.37	0.06
Basic net income (loss) per common share	(0.11)	0.34	0.37	0.06
Taxable equivalent adjustment(1)	10,257	10,036	7,989	7,889

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2001	(in thousands, except per share data)
Revenues:(1)(3)	$459,564	$443,908	$385,067	$363,483

Operating income (loss):(1)
Ongoing operations(2)(3)	$44,886	$57,343	$32,157	$35,275
Corporate activities(4)	(4,841)	(3,953)	(1,709)	(1,526)
Restructuring charges(5)	—	—	(62,370)	—
Litigation settlement and costs(7)	—	(29,274)	—	—
Other charges(8)	—	—	(5,000)	—

Operating income (loss)	$40,045	$24,116	$(36,922)	$33,749

Net income (loss)(6)	$24,302	$15,110	$(18,928)	$24,120
Diluted net income (loss) per common share	0.28	0.17	(0.22)	0.28
Basic net income (loss) per common share	0.28	0.18	(0.22)	0.28
Taxable equivalent adjustment(1)	12,902	12,777	10,950	10,218

(1)	Viad’s Payment Services subsidiaries invest substantial amounts in tax-exempt securities. On a taxable equivalent basis using a combined tax rate of approximately 39 percent (declining to 35 percent as of July 1, 2002), revenues and operating income would be higher by the taxable equivalent adjustments shown above.

(2)	Represents revenues less costs of services and costs of products sold.

(3)	Includes investment impairment losses and adjustments for 2002 as follows; $6.2 million (first quarter), $4.1 million (second quarter), $5.3 million (third quarter), and $13.3 million (fourth quarter). Includes similar losses and adjustments for 2001 as follows; $658,000 (second quarter), $5.0 million (third quarter), and $1.7 million (fourth quarter).

(4)	In the second quarter of 2002, Viad recorded a charge of $2.5 million for legal, investment banking and other costs incurred in connection with a contemplated initial public offering of MoneyGram. The third and fourth quarters of 2001 include a reversal of expense provisions associated with certain of Viad’s incentive plans because aggressive targets were not achieved.

(5)	In the fourth quarter of 2002, Viad recorded restructuring charges totaling $19.4 million associated with the closure and consolidation of certain facilities, severance and other employee benefits. Viad had recorded restructuring charges totaling $62.4 million in the third quarter of 2001, of which $413,000 was reversed in the third quarter of 2002 as certain actual costs incurred were less than original estimates.

(6)	Effective in the first quarter 2002, upon adoption of SFAS No. 142, Viad recorded an impairment charge of $40.0 million ($37.7 million after-tax) related to the Exhibitgroup/ Giltspur reporting unit of the Convention and Event Services segment. Effective in the second quarter 2001, upon the adoption of EITF No. 99-20, Viad recorded an investment impairment charge of $3.0 million ($1.9 million after-tax) related to the Payment Services segment. These charges were recorded as a changes in accounting principles.

(7)	In the second quarter of 2001, Viad recorded a charge totaling $29.3 million representing primarily the write-off of net receivables and prepayments made to Key3Media.

(8)	In the third quarter of 2001, Viad’s Payment Service subsidiary recorded a charge totaling $5.0 million resulting from the bankruptcy of a large money order agent.

Note 21. Restatement of Financial Statements

      Viad’s Payment Services float portfolio of approximately $7.4 billion as of December 31, 2002 (of which $6.3 billion is included under “Investments available or restricted for payment service obligations” and

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.1 billion of cash and investments are included under “Funds, agent receivables and current maturities of investments available or restricted for payment service obligations”) consists primarily of mortgage-backed and other asset-backed securities, state and municipal government obligations and corporate debt securities. Included in other asset-backed securities were certain structured investments, which the Payment Services segment began purchasing in 1999. These structured investments are designed to be “principal-protected” and generally consist of a zero coupon U.S. Treasury or government agency strip security combined with a residual interest in a collateralized debt obligation (CDO equity). In certain cases, the structured investments consist of an investment grade security and a limited partnership interest. At maturity, the amount of the zero coupon or investment grade security generally equals the purchase price of the total structured investment. The structured investments are typically held in the form of a note issued by a trust, which had purchased the two underlying securities described above.

      Payment Services historically applied the accounting treatment prescribed by EITF Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes” (EITF No. 96-12). Furthermore, these structured notes were accounted for as single debt instruments, representing the combined characteristics of the individual securities. The accounting treatment under EITF No. 96-12 generally provides for a level yield over the life of the investment and requires a retrospective adjustment to interest income upon a change in projected cash flows.

      Subsequent to the issuance of its financial statements for the year ended December 31, 2002, it was determined that the majority of the structured notes should have been accounted for under the provisions of EITF No. 99-20. EITF No. 99-20 generally requires those applicable investments to be written down to fair value when an adverse change in actual or projected cash flows occurs.

      It was also determined that certain of these structured notes should have been consolidated in the financial statements to the extent that Payment Services owned a majority of the beneficial interests in the trust which was formed to create the structured note. Consolidation of these trusts requires that the two components of the structured note be accounted for as separate securities in the financial statements in contrast to the single debt instrument approach previously taken. The effect of the consolidation is that increases in the market value of the U.S. Treasury or government agency strips cannot offset other-than-temporary impairment losses on the equity component. Also, CDO equity should have been accounted for under EITF No. 99-20, and the equity method of accounting should have been applied to the structured notes containing limited partnership interests. Under the equity method, a proportionate share of income or losses should be recorded as an adjustment to the original investment amount and reflected through earnings.

      Based on the retroactive application of EITF No. 99-20, the equity method of accounting, and the consolidation of the individual securities within the structured notes for which Payment Services owns a majority of the related trust, it was determined that aggregate impairment losses and interest income adjustments of $39.2 million (pre-tax) related to the structured note investments should be recorded. Based on the timing of the changes in cash flows, and the effects of consolidating certain structured note investments, impairment losses and adjustments of $28.9 million and $10.3 million should have been recorded for the years ended December 31, 2002 and 2001, respectively. The impairment losses and interest income adjustments were recorded in the consolidated statements of income under “Payment services investment income,” except for $3.0 million ($1.9 million after-tax) of the 2001 adjustment which represents a cumulative effect of a change in accounting principle related to the adoption of EITF No. 99-20, effective April 1, 2001. The reduction in net income was $18.2 million, or $0.21 per diluted share for 2002 and $6.5 million, or $0.08 per diluted share for 2001 (including the cumulative change adjustment described above). Furthermore, the CDO equity and limited partnership interests are classified in “Other asset-backed securities” and the zero coupon treasury strips are classified as “U.S. government agencies.” See Note 5, “Investments Available or Restricted for Payment Service Obligations.”

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the significant effects of the restatement on Viad’s consolidated statements of income and related segment data is presented below. Certain reclassifications have been made to the as previously reported amounts to conform to the current presentation. The change in accounting principle in 2002 reflects the retroactive application of SFAS No. 142.

	Year ended December 31,

	2002		2001

	(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)

	(in thousands)
Total Company:
Total revenues	$1,646,984	$1,618,105	$1,659,390	$1,652,022

Income before income taxes and changes in accounting principles	$154,167	$125,288	$46,746	$39,378
Income tax expense (benefit)	40,334	29,663	(4,388)	(7,110)

Income before changes in accounting principles	113,833	95,625	51,134	46,488
Changes in accounting principles, net of tax	(37,739)	(37,739)	—	(1,884)

Net income (loss)	$76,094	$57,886	$51,134	$44,604

Diluted income (loss) per common share:
Income per share before changes in accounting principles	$1.30	$1.09	$0.58	$0.52
Changes in accounting principles, net of tax	(0.44)	(0.44)	—	(0.02)

Net income (loss) per common share	$0.86	$0.65	$0.58	$0.50

Basic income (loss) per common share:
Income per share before changes in accounting principles	$1.31	$1.10	$0.58	$0.53
Changes in accounting principles, net of tax	(0.44)	(0.44)	—	(0.02)

Net income (loss) per common share	$0.87	$0.66	$0.58	$0.51

Payment Services segment:
Revenue	$802,498	$773,619	$713,893	$706,525

Operating income (1)	$154,399	$125,520	$129,768	$122,400

(1)	Segment operating income, as defined in Note 19, is before restructuring charges and other items.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the significant effects of the restatement on Viad’s consolidated balance sheet is as follows:

	December 31, 2002		December 31, 2001

	(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)
Investments available or restricted for payment service obligations	$6,304,906	$6,268,080	$5,450,850	$5,442,615
Other investments and assets	49,960	58,079	67,715	67,715
Deferred income taxes	112,286	125,894	82,764	85,807
Minority interests	10,540	18,659	5,284	5,284
Retained income	806,179	781,441	762,008	755,478
Accumulated other comprehensive income (loss):
Unrealized gain on available-for-sale securities	90,120	91,640	29,876	31,214

      A summary of the significant effects of the restatement on Viad’s Quarterly Consolidated Statements of Income and related segment data for 2002 and 2001 is presented below. Certain reclassifications have been made to the as previously reported amounts to conform to the current presentation. The change in accounting principle in 2002 reflects the retroactive application of SFAS No. 142.

	2002 First Quarter		2002 Second Quarter		2002 Third Quarter		2002 Fourth Quarter

	(as previously		(as previously		(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)	reported)	(as restated)	reported)	(as restated)

	(in thousands)
Total Company:
Revenue	$445,021	$438,822	$408,511	$404,401	$417,977	$412,649	$375,475	$362,233

Income before change in accounting principle	$32,344	$28,396	$32,266	$29,715	$35,617	$32,257	$13,606	$5,257
Change in accounting principle	(37,739)	(37,739)	—	—	—	—	—	—

Net income (loss)	$(5,395)	$(9,343)	$32,266	$29,715	$35,617	$32,257	$13,606	$5,257

Diluted income (loss) per common share:
Income before change in accounting principle	$0.37	$0.33	$0.36	$0.34	$0.41	$0.37	$0.15	$0.06
Change in accounting principle	(0.44)	(0.44)	—	—	—	—	—	—

Net income (loss) per share	$(0.07)	$(0.11)	$0.36	$0.34	$0.41	$0.37	$0.15	$0.06

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002 First Quarter		2002 Second Quarter		2002 Third Quarter		2002 Fourth Quarter

	(as previously		(as previously		(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)	reported)	(as restated)	reported)	(as restated)

	(in thousands)
Basic income (loss) per common share:
Income before change in accounting principle	$0.37	$0.33	$0.37	$0.34	$0.41	$0.37	$0.16	$0.06
Change in accounting principle	(0.44)	(0.44)	—	—	—	—	—	—

Net income (loss) per share	$(0.07)	$(0.11)	$0.37	$0.34	$0.41	$0.37	$0.16	$0.06

Payment Services:
Revenue	$187,044	$180,845	$195,932	$191,822	$209,176	$203,848	$210,346	$197,104

Operating income(1)	$31,784	$25,585	$39,254	$35,144	$39,088	$33,760	$44,273	$31,031

(1)	Segment operating income, as defined in Note 19, is before restructuring charges and other items.

	2001 First Quarter		2001 Second Quarter		2001 Third Quarter		2001 Fourth Quarter

	(as previously		(as previously		(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)	reported)	(as restated)	reported)	(as restated)

	(in thousands)
Total Company:
Revenue	$459,564	$459,564	$444,566	$443,908	$390,086	$385,067	$365,174	$363,483

Income before change in accounting principle	$24,302	$24,302	$17,409	$16,994	$(15,764)	$(18,928)	$25,187	$24,120
Change in accounting principle	—	—	—	(1,884)	—	—	—	—

Net Income (loss)	$24,302	$24,302	$17,409	$15,110	$(15,764)	$(18,928)	$25,187	$24,120

Diluted income (loss) per common share:
Income before change in accounting principle	$0.28	$0.28	$0.20	$0.19	$(0.19)	$(0.22)	$0.29	$0.28
Change in accounting principle	—	—	—	(0.02)	—	—	—	—

Net income (loss) per share	$0.28	$0.28	$0.20	$0.17	$(0.19)	$(0.22)	$0.29	$0.28

Basic income (loss) per common share:
Income before change in accounting principle	$0.28	$0.28	$0.20	$0.20	$(0.19)	$(0.22)	$0.29	$0.28

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001 First Quarter		2001 Second Quarter		2001 Third Quarter		2001 Fourth Quarter

	(as previously		(as previously		(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)	reported)	(as restated)	reported)	(as restated)

	(in thousands)
Change in accounting principle	—	—	—	(0.02)	—	—	—	—

Net income (loss) per share	$0.28	$0.28	$0.20	$0.18	$(0.19)	$(0.22)	$0.29	0.28

Payment Services:
Revenue	$166,396	$166,396	$174,243	$173,585	$181,083	$176,064	$192,171	$190,480

Operating income(1)	$21,893	$21,893	$30,905	$30,247	$33,441	$28,422	$43,529	$41,838

(1)	Segment operating income, as defined in Note 19, is before restructuring charges and other items.

VIAD CORP

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(Unaudited)

	(in thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$58,218	$57,219
Other investments in securities	94,401	246,338
Receivables, net	57,129	50,818
Inventories	35,170	41,839
Deferred income taxes	48,591	55,747
Other current assets	36,732	35,366

	330,241	487,327
Funds, agent receivables and current maturities of investments available or restricted for payment service obligations	2,112,587	1,904,015

Total current assets	2,442,828	2,391,342
Investments available or restricted for payment service obligations	6,526,057	6,268,080
Property and equipment, net	249,649	248,099
Other investments and assets	62,681	58,079
Deferred income taxes	106,502	125,894
Goodwill	651,015	549,461
Other intangible assets, net	33,977	34,474

Total Assets	$10,072,709	$9,675,429

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$50,041	$63,188
Other current liabilities	216,864	230,857
Current portion of long-term debt	1,218	103,995

	268,123	398,040
Payment service obligations	8,381,682	7,945,760

Total current liabilities	8,649,805	8,343,800
Long-term debt	254,194	257,662
Pension and other postretirement benefits	114,269	110,895
Derivative financial instruments	106,621	126,527
Other deferred items and insurance liabilities	133,946	133,288
$4.75 Preferred stock subject to mandatory redemption	6,725	6,704
Minority interests	3,711	18,659
Common stock and other equity:
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 shares issued	149,610	149,610
Additional capital	215,583	215,872
Retained income	845,497	781,441
Unearned employee benefits and other	(62,560)	(66,143)
Accumulated other comprehensive income (loss):
Unrealized gain on securities classified as available-for-sale	109,512	91,640
Unrealized loss on derivative financial instruments	(132,787)	(150,557)
Cumulative foreign currency translation adjustments	5,744	(9,655)
Minimum pension liability adjustment	(34,274)	(34,274)
Common stock in treasury, at cost, 11,381,623 and 11,638,090 shares	(292,887)	(300,040)

Total common stock and other equity	803,438	677,894

Total Liabilities and Stockholders’ Equity	$10,072,709	$9,675,429

See Notes to Unaudited Interim Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September 30,

	2003	2002

	(Unaudited)
Revenues:
Convention show services	$428,951	$460,423
Payment services transaction fees	356,956	317,716
Payment services investment income	239,438	258,799
Exhibit design and construction	149,367	165,450
Hospitality and recreation services	48,278	53,484

Total revenues	1,222,990	1,255,872

Costs and expenses:
Costs of services	938,171	945,907
Costs of products sold	149,382	160,560
Corporate activities and minority interests	11,886	18,241
Net interest expense	8,403	7,487
Restructuring recovery	(1,476)	(413)

Total costs and expenses	1,106,366	1,131,782

Income from continuing operations before income taxes	116,624	124,090
Income tax expense	30,433	33,722

Income from continuing operations	86,191	90,368
Income from discontinued operations, net of tax	1,544	—
Change in accounting principle, net of tax	—	(37,739)

Net income	$87,735	$52,629

Diluted income per common share
Income from continuing operations	$0.99	$1.03
Income from discontinued operations, net of tax	0.02	—
Change in accounting principle, net of tax	—	(0.43)

Net income per common share	$1.01	$0.60

Average outstanding and potentially dilutive common shares	86,524	86,961

Basic income per common share
Income from continuing operations	$0.99	$1.04
Income from discontinued operations, net of tax	0.02	—
Change in accounting principle, net of tax	—	(0.44)

Net income per common share	$1.01	$0.60

Average outstanding common shares	86,168	86,325

Dividends declared per common share	$0.27	$0.27

See Notes to Unaudited Interim Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	September 30,

	2003	2002

	(Unaudited)
Net income	$87,735	$52,629

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Reclassification of securities from held-to-maturity to available-for-sale, net of tax expense	30,222	—
Holding gains (losses) arising during the period, net of tax	(5,923)	77,126
Reclassification adjustment for net realized gains included in net income, net of tax expense	(6,427)	(8,317)

	17,872	68,809

Unrealized gains (losses) on derivative financial instruments:
Holding losses arising during the period, net of tax benefit	(46,913)	(157,098)
Net reclassifications from other comprehensive income to net income, net of tax benefit	64,683	59,607

	17,770	(97,491)

Unrealized foreign currency translation gains (losses)	15,399	1,427

Other comprehensive income (loss)	51,041	(27,255)

Comprehensive income (loss)	$138,776	$25,374

See Notes to Unaudited Interim Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30,

	2003	2002

	(Unaudited)

	(in thousands)
Cash flows from operating activities:
Net income	$87,735	$52,629
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,198	38,720
Deferred income taxes	2,747	6,037
Income from discontinued operations	(1,544)	—
Change in accounting principle	—	40,000
Investment impairment charges	20,813	15,637
Restructuring recovery	(1,476)	(413)
Realized gains on investments and other assets	(11,044)	(13,874)
Other noncash items, net	36,726	3,218
Change in operating assets and liabilities:
Receivables	(8,045)	(440)
Inventories	6,669	10,205
Accounts payable	(13,147)	(7,911)
Other assets and liabilities, net	(15,775)	21,123

	141,857	164,931
Change in payment service assets and obligations, net	271,774	544,481

Net cash provided by operating activities	413,631	709,412

Cash flows from investing activities:
Capital expenditures	(29,126)	(27,940)
Acquisition of minority interest, net of proceeds from disposals of property and other assets	(97,457)	650
Proceeds from sales and maturities of available-for-sale securities	3,672,790	1,717,398
Proceeds from maturities of held-to-maturity securities	283,690	463,234
Purchases of available-for-sale securities	(4,106,165)	(2,145,055)
Purchases of held-to-maturity securities	—	(648,293)

Net cash used in investing activities	(276,268)	(640,006)

Cash flows from financing activities:
Payments on long-term borrowings	(103,469)	(1,386)
Net change in short-term borrowings	(3,000)	(15,457)
Dividends paid on common and preferred stock	(23,837)	(24,148)
Dividend paid to minority interest	(8,115)	—
Proceeds from exercise of stock options	3,033	10,119
Purchases of common stock for treasury	(976)	(28,309)

Net cash used in financing activities	(136,364)	(59,181)

Net increase in cash and cash equivalents	999	10,225
Cash and cash equivalents, beginning of year	57,219	46,593

Cash and cash equivalents, end of period	$58,218	$56,818

See Notes to Unaudited Interim Consolidated Financial Statements.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2003 and 2002

Note 1 — Basis of Preparation and Principles of Consolidation

      The accompanying unaudited consolidated financial statements of Viad Corp (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. Certain prior period amounts have been reclassified to conform to the current period presentation.

      For further information, refer to the consolidated financial statements and related footnotes for the year ended December 31, 2002, included in this information statement.

      The consolidated financial statements include the accounts of Viad and all of its subsidiaries. The consolidated financial statements also include the accounts of MIL, which was a majority-owned subsidiary prior to the acquisition of the remaining minority interest by the Company in January 2003. See Note 3, “Acquisition of Minority Interest.” All significant intercompany account balances and transactions between Viad and its subsidiaries have been eliminated in consolidation.

      Viad’s Payment Services segment participates in various trust arrangements (special-purpose entities) related to structured investments within its investment portfolio, official check processing agreements with financial institutions, and the sale of certain receivables. Certain structured investments owned by Viad represent beneficial interests in grantor trusts or other similar entities. These trusts typically contain an investment grade security, generally a U.S. Treasury strip, and an investment in the residual interest in a collateralized debt obligation (CDO equity), or in some cases, a limited partnership interest. For certain of these trusts, the Payment Services segment owns the majority of the beneficial interests, and therefore, consolidates those trusts by recording and accounting for the assets of the trust separately in Viad’s consolidated financial statements.

      In connection with its PrimeLink business, the Payment Services segment has established separate trust entities and processes that provide certain financial institution customers additional assurance of their ability to clear official checks. The assets, liabilities, revenues and expenses associated with these arrangements are consolidated in Viad’s financial statements. Additionally, the Payment Services segment has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from its money order agents. These receivables are sold to commercial paper conduits and represent a small percentage of the total assets in such conduits. Viad’s rights and obligations are limited to the receivables transferred, and are accounted for as a sales transaction under Statement of Financial Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The assets and liabilities associated with the conduits, including the sold receivables, are not recorded or consolidated in Viad’s financial statements.

      See Note 14, “Recent Accounting Pronouncements,” for further information regarding consolidation of variable interest entities.

Note 2 — Stock-Based Compensation

      As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), Viad uses the intrinsic value method of accounting for stock-based compensation awards prescribed by Accounting Principles Board (APB) Opinion No. 25. Accordingly, Viad does not record an expense over the related service period based on the grant-date fair value of all stock-based awards. In accordance with the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” the following table summarizes Viad’s net income and diluted and basic income per share both as reported and on a

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pro forma basis as if Viad had applied the expense recognition provisions of SFAS No. 123 for the periods indicated:

	Nine months ended
	September 30,

	2003	2002

Net income, as reported	$87,735	$52,629
Plus: stock-based employee compensation expense recorded under APB 25, net of tax	248	—
Less: stock-based employee compensation expense determined under fair value based method, net of tax	(3,425)	(5,408)

Pro forma net income	$84,558	$47,221

Diluted income per share:
As reported	$1.01	$0.60

Pro forma	$0.97	$0.54

Basic income per share:
As reported	$1.01	$0.60

Pro forma	$0.98	$0.54

Note 3 — Acquisition of Minority Interest

      In January 2003, MoneyGram Payment Systems, Inc. (MoneyGram), a subsidiary of Travelers Express Company, Inc. (a subsidiary of Viad), acquired the 49 percent minority interest in MIL from Travelex. MIL provides international money transfer services primarily in Europe, Africa, Asia and Australia. Prior to the acquisition, MoneyGram owned a 51 percent interest in MIL. The acquisition gives MoneyGram total ownership of MIL.

      As a majority-owned subsidiary, MIL’s financial results were consolidated in Viad’s financial statements prior and subsequent to the acquisition. The total consideration paid to Travelex included a $98.0 million cash payment by MoneyGram and a dividend paid by MIL of $8.1 million. At the acquisition date, additional goodwill of $97.5 million was recorded related to the Payment Services segment. The amount of goodwill expected to be deductible for tax purposes is not significant.

Note 4 — Assets and Investments Available or Restricted for Payment Service Obligations

      Viad’s Payment Services subsidiaries generate funds from the sale of official checks, money orders and other payment instruments, with the related liabilities classified in the consolidated balance sheets under “Payment service obligations.” Substantially all of the proceeds of such sales are invested in permissible securities, principally high-quality debt instruments. These investments, along with related cash and funds in transit, are restricted by the Payment Services segment to the extent that they represent proceeds from the sale of payment instruments to satisfy the liability to pay, upon presentment, the face amount of the payment service obligations. Such assets are not available to satisfy working capital or other financing requirements of Viad. Investment securities are included in the consolidated balance sheets under, “Investments available or restricted for payment service obligations.” Certain additional assets of the Payment Services subsidiaries relating to payment service obligations, including cash, funds in transit from agents, and securities expected to be sold or maturing within one year, are included under, “Funds, agent receivables and current maturities of investments available or restricted for payment service obligations.”

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of September 30, 2003, all investment securities available or restricted for payment service obligations were classified as available-for-sale as they are held for indefinite periods of time and include those securities which may be sold to assist in the clearing of payment service obligations or in the management of investments. These securities are reported at fair value with unrealized gains and losses, net of tax, included in the Consolidated Balance Sheets as a component of “Accumulated other comprehensive income (loss).”

      Interest income, realized gains and losses on the disposition of investments and impairment losses are included in the consolidated statements of income under “Payment services investment income.” The specific identification method is used to determine the cost basis of securities sold.

      Viad’s investments available or restricted for payment service obligations consist primarily of mortgage-backed securities, other asset-backed securities, state and municipal government obligations and corporate debt securities. Other asset-backed securities are collateralized by various types of loans and leases, including home equity, corporate, manufactured housing, credit card, and airline. Interest income on mortgage-backed and other asset-backed securities for which the risk of credit loss is deemed remote is recorded utilizing the level yield method. Changes in estimated cash flows, both positive and negative, are accounted for with retrospective changes to the carrying value of investments in order to maintain a level yield over the life of the investment.

      Interest income on mortgage-backed and other asset-backed investments for which risk of credit loss is not deemed remote is recorded under the prospective method in accordance with Emerging Issues Task Force (EITF) Issue No. 99-20 (EITF No. 99-20). EITF No. 99-20 requires that such changes be accounted for prospectively as adjustments of yield. Under EITF No. 99-20, investments are evaluated for impairment when an adverse cash flow change occurs. If the fair value of a security is less than its carrying value when an adverse cash flow change occurs, the investment is written down to fair value. Fair value is generally based on quoted market prices. However, certain investment securities are not readily marketable. As a result, the carrying value of these investments is based on cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments. Any such impairment charges are included in the Consolidated Statements of Income under “Payment services investment income.” Viad regularly monitors credit and market risk exposures and attempts to mitigate the likelihood of these exposures resulting in actual loss.

      As described in Note 7, “Derivative Financial Instruments,” Payment Services uses swap agreements to hedge a substantial portion of the variable rate commission payments to its financial institution customers of its PrimeLink product and the net proceeds from the sale of receivables primarily from money order agents. These swap agreements effectively convert such variable rates to fixed rates. The fair value of these swap agreements generally increases when market values of fixed rate, long-term debt investments decline and vice versa. Payment Services also uses swap agreements to hedge the fair value of some of its available-for-sale securities. These swap agreements effectively convert the fixed rates on the securities to variable rates. The reported fair value of these derivative financial instruments represents the estimated amount that Viad would pay to counterparties to terminate the swap agreements.

      Normally, the swap agreements will not be terminated prior to maturity, nor is there any requirement to sell long-term debt securities prior to maturity, as the funds flow from ongoing sales of money orders and other payment instruments and funds from maturing short-term and long-term investments are expected to be adequate to settle payment service obligations as they are presented. In addition, Viad’s Payment Services subsidiaries have various lines of credit, overdraft facilities and reverse repurchase agreements totaling $2.1 billion available to assist in the management of investments and the clearing of payment service obligations. Amounts outstanding under reverse repurchase agreements are required to be collateralized by securities. No amounts were outstanding under these arrangements at September 30, 2003 or December 31, 2002.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following represents a summary of asset and liability carrying amounts related to the payment service obligations, along with the fair value of related swap agreements:

	September 30,	December 31,
	2003	2002

	(in thousands)
Funds, agent receivables and current maturities of investments available or restricted for payment service obligations	$2,112,587	$1,904,015
Investments available or restricted for payment service obligations(1)	6,524,640	6,268,080
Payment service obligations(1)	(8,269,294)	(7,825,954)
Fair value of derivative financial instruments(1)	(217,592)	(246,333)

Total	$150,341	$99,808

(1)	The current liability portions of derivative financial instruments of $112.4 million and $119.8 million as of September 30, 2003 and December 31, 2002, respectively, are included in the consolidated balance sheets under “Payment service obligations.” The long-term asset portion of derivative financial instruments of $1.4 million as of September 30, 2003 is included in the consolidated balance sheets under “Investments available or restricted for payment service obligations.”

Securities Classified as Available-for-Sale

      A summary of securities classified as available-for-sale as of September 30, 2003 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$335,312	$15,207	$(167)	$350,352
Obligations of states and political subdivisions	1,131,884	80,994	(172)	1,212,706
Corporate debt securities	467,415	27,728	(559)	494,584
Mortgage-backed and other asset-backed securities	4,440,231	89,296	(33,768)	4,495,759
Debt securities issued by foreign governments	5,383	280	—	5,663
Preferred stock	86,593	1,587	(446)	87,734

Securities classified as available-for-sale	$6,466,818	$215,092	$(35,112)	$6,646,798

      A summary of securities classified as available-for-sale as of December 31, 2002 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$121,233	$11,781	$(104)	$132,910
Obligations of states and political subdivisions	447,155	31,419	—	478,574
Corporate debt securities	18,038	1,212	—	19,250
Mortgage-backed and other asset-backed securities	859,850	28,097	(7,541)	880,406
Debt securities issued by foreign governments	5,416	63	—	5,479

Securities classified as held-to-maturity	$1,451,692	$72,572	$(7,645)	$1,516,619

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On March 31, 2003, Viad reclassified securities in the Payment Services portfolio with an amortized cost of $1.2 billion from held-to-maturity to available-for-sale. During the first quarter 2003, management determined that it no longer had the positive intent to hold these securities for an indefinite period of time due to management’s desire for increased flexibility in managing the investment portfolio. The gross unrealized gains and losses related to these securities were $55.3 million and $5.3 million, respectively, on the date of transfer. As of September 30, 2003, no securities in the Payment Services portfolio were classified as held-to-maturity. As a result of the reclassification, the Company is prohibited from classifying securities as held-to-maturity for two years following the transfer.

      Current maturities of investments available or restricted for payment service obligations as of September 30, 2003 and December 31, 2002 were $122.2 million and $69.4 million, respectively.

      For the nine months ended September 30, 2003 and 2002, gross realized gains were $10.5 million and $16.2 million, respectively, while gross realized losses were $1.9 million and $2.6 million, respectively. Viad also recognized $20.8 million and $15.6 million in other-than-temporary impairments and adjustments for the nine months ended September 30, 2003 and 2002, respectively.

Note 5 — Goodwill and Other Intangible Assets

      Upon adoption of SFAS No. 142, Viad completed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. It was determined that no impairment existed for certain intangible assets but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recognized in the first quarter of 2002 upon the initial adoption of SFAS No. 142 related to goodwill at the Exhibitgroup/Giltspur reporting unit of the Convention and Event Services segment. The fair value of that reporting unit was estimated using the expected present value of future cash flows. The impairment resulted from a change in the criteria for measurement of impairment from an undiscounted to a discounted cash flow method. This impairment is included in the Consolidated Statements of Income under “Change in accounting principle.”

      As described in Note 3, “Acquisition of Minority Interest,” upon the acquisition of the minority interest of MIL by MoneyGram, an additional $97.5 million of goodwill was recorded in the first quarter 2003 related to the Payment Services segment. The increase in goodwill from December 31, 2002 to September 30, 2003 of $101.6 million was due to the $97.5 million noted above and $4.1 million of foreign currency translation adjustments.

Note 6 — Debt and Other Obligations

      As of September 30, 2003 and December 31, 2002, Viad classified as long-term debt $170 million and $173 million, respectively, of short-term borrowings. These borrowings were supported by unused commitments under $475 million of long-term credit facilities as of September 30, 2003, and $393 million of long-term credit facilities as of December 31, 2002. The total long-term credit facilities were increased in August 2003 to $475 million through an amendment dated August 29, 2003 of the $168 million short-term 364 day revolving credit facility, which is considered part of the total long-term credit facilities. The total amount of the lenders’ commitments under the 364 day revolving credit facility was increased to $250 million and the commitment termination date of each eligible lender was extended to August 27, 2004. In addition, a provision was added requiring the absence of material adverse change as a condition of converting any outstanding borrowings to a term loan. The $225 million five-year facility portion of the total long-term credit facilities remained unchanged. In June 2003, Viad repaid $100 million related to the maturity of certain of its medium-term senior notes.

      As of September 30, 2003, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries. These guarantees are not subject to liability recognition in the consolidated financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by Viad’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees existing as of September 30, 2003 is $55.0 million. There are no recourse provisions that would enable Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby Viad could recover payments.

      Cash paid for interest was $10.8 million and $14.0 million for the nine months ended September 30, 2003 and 2002, respectively.

Note 7 — Derivative Financial Instruments

      Viad uses derivative financial instruments as part of its risk management strategy to manage exposure to fluctuations in interest and foreign currency rates. Derivatives are not used for speculative purposes. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in accumulated other comprehensive income. Ineffective portions of the change in the fair value of cash flow hedges are recognized in earnings. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in earnings in the current period.

      A portion of Viad’s Payment Services business involves the payment of variable-rate commissions to financial institution customers of its PrimeLink program. In addition, a Viad Payment Services subsidiary has agreements to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from money order agents in an amount not to exceed $450 million. The agreement expires in June 2006. The receivables, sold at a discount based on short-term variable interest rates, are sold in order to accelerate cash flow for investment in permissible securities. Variable-to-fixed derivative financial instruments (swap agreements) have been entered into to mitigate the effects of fluctuations primarily on commission expense and to a lesser extent on the net proceeds from the sale of agent receivables. The length of time over which future cash flows are hedged ranges up to ten years. Amounts receivable or payable under the derivative agreements designated as cash flow hedges are reclassified from other comprehensive income to net income as an adjustment to the expense of the related transaction. These amounts are included in the Consolidated Statements of Income under “Costs of services.”

      Viad uses fair value hedges to mitigate the risk of fluctuating interest rates on certain available-for-sale securities. Interest rate swaps are used to modify exposure to interest rate risk by converting fixed rate assets to a floating rate. All amounts have been included in earnings consistent with the hedged transaction, primarily as “Payment services investment income.” The Company uses the shortcut method prescribed by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), and therefore assumes no ineffectiveness. The amount recognized in earnings due to the ineffectiveness of the cash flow hedges was not material. Realized gains of $1.9 million were recognized on fair value hedges discontinued during the nine months ended September 30, 2003. No cash flow or fair value hedges were discontinued during the nine months ended September 30, 2002.

      Viad is also exposed to foreign currency exchange risk. Forward derivative contracts are used to hedge assets and liabilities denominated in foreign currencies. While these contracts economically hedge Viad’s foreign currency risk, they are not designated as hedges for accounting purposes under SFAS No. 133. Accordingly, these contracts are recorded on the Consolidated Balance Sheets at fair value, with the change in fair value reflected in earnings. The effect of changes in foreign exchange rates on the foreign-denominated receivables and payables, net of the effect of the related forward contracts, is not significant.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Income Taxes

      A reconciliation of the income tax expense on income from continuing operations and the amount that would be computed using statutory federal income tax rates for the nine months ended September 30, is as follows:

	2003			2002

	(in thousands)
Computed income taxes at statutory federal income tax rate	$40,818	35.0%		$43,432	35.0%
State income taxes	4,047	3.5%		4,900	4.0%
Other, net	2,495	2.1%		2,895	2.3%

	47,360	40.6%		51,227	41.3%
Tax-exempt income	(15,492)	(13.3%	)	(16,505)	(13.3%	)
Adjustment to estimated annual effective rate(1)	(1,435)	(1.2%	)	(1,000)	(0.8%	)

Income tax expense	$30,433	26.1%		$33,722	27.2%

(1)	APB No. 28 requires that income taxes be recorded based on the estimated effective tax rate expected to be applicable for the entire fiscal year.

      Cash paid for income taxes was $13.3 million and $3.3 million for the nine months ended September 30, 2003 and 2002, respectively.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Income Per Share

      A reconciliation of the numerators and denominators of diluted and basic per share computations for income from continuing operations is as follows:

	Nine months ended
	September 30,

	2003	2002

Income from continuing operations	$86,191	$90,368
Preferred stock dividends(1)	(572)	(855)

Income available to common stockholders	$85,619	$89,513

Average outstanding common shares	86,168	86,325
Additional dilutive shares related to stock-based compensation	356	636

Average outstanding and potentially dilutive common shares	86,524	86,961

Diluted income per share from continuing operations	$0.99	$1.03

Basic income per share from continuing operations	$0.99	$1.04

(1)	Effective July 1, 2003, Viad adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS No. 150) which requires that the Company categorize its $4.75 preferred stock subject to mandatory redemption as a separate liability in its Consolidated Balance Sheets. In addition, dividends paid on preferred stock that were previously charged directly against retained income, effective third quarter 2003 were recorded as interest expense and thereby already included as a function of income from continuing operations. Consequently, no adjustment to income from continuing operations has been made related to the third quarter 2003. See Note 12, “$4.75 Preferred Stock Subject to Mandatory Redemption.”

      Options to purchase 3,498,000 and 1,215,000 shares of common stock were outstanding at September 30, 2003 and 2002, respectively, but were not included in the computation of diluted income per share because the effect would be antidilutive.

Note 10 — Restructuring Charges

      In the fourth quarter of 2002, Viad approved a plan of restructuring related to the Convention and Event Services segment and recorded a charge totaling $20.5 million. The charge consisted of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits and included a provision for the write-down (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (less estimated sublease income) and other exit costs. As of September 30, 2003, there was a remaining liability of $11.9 million, of which $2.7 million and $9.2 million were included in the Consolidated Balance Sheets under “Other current liabilities” and “Other deferred items and insurance liabilities,” respectively. Viad expects to complete the restructuring activities by December 31, 2003, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Additionally, payments of severance and benefits will continue to be made over the varying terms of the individual separation agreements.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the change in the 2002 restructuring charge liability balance as of September 30, 2003 is as follows:

	Severance	Facility Closure
	and Benefits	and Lease Termination	Total

	(in thousands)
Balance at December 31, 2002	$2,911	$12,814	$15,725
Cash payments	(1,230)	(2,574)	(3,804)

Balance at September 30, 2003	$1,681	$10,240	$11,921

      In the third quarter of 2001, Viad approved a plan of restructuring and recorded a charge totaling $66.1 million, of which 93 percent related to the Convention and Event Services segment. The restructuring charge was associated with the closure and consolidation of certain facilities, severance and other employee benefits. All facilities were closed or consolidated and all positions eliminated as of December 31, 2002. As of September 30, 2003, there was a remaining liability of $14.9 million, of which $2.0 million and $12.9 million were included in the consolidated balance sheets under “Other current liabilities” and “Other deferred items and insurance liabilities,” respectively. Payments for severance and benefits as well as lease obligations will continue to be made over the varying terms of the individual separation agreements or remaining terms of the leases, respectively. In the third quarter 2003, Viad reversed $200,000 of anticipated severance costs that will not be incurred and in the second quarter 2003, $1.3 million of the 2001 restructuring charge was reversed as certain costs originally anticipated in the restructuring plan will not be incurred. The reversals are included in the consolidated statements of income under the caption “Restructuring recovery.”

      A summary of the change in the 2001 restructuring charge liability balance as of September 30, 2003 is as follows:

	Severance	Facility Closure
	and Benefits	and Lease Termination	Total

	(in thousands)
Balance at December 31, 2002	$882	$18,750	$19,632
Cash payments	(406)	(2,884)	(3,290)
Adjustment to severance liability	(200)	—	(200)
Adjustment to facility closure liability	—	(1,276)	(1,276)

Balance at September 30, 2003	$276	$14,590	$14,866

Note 11 — Segment Information

      Viad measures profit and performance of its operations on the basis of operating income from continuing operations before restructuring charges (recoveries) and other items. Effective in 2003, Viad discontinued using the fully taxable equivalent basis for reporting revenue and operating income results. Prior year periods have been adjusted to reflect this change. Intersegment sales are eliminated in consolidation and intersegment transfers are

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not significant. Corporate activities include expenses not allocated to operations. Disclosures regarding Viad’s reportable segments along with reconciliations to consolidated totals are as follows:

	Nine months ended
	September 30,

	2003	2002

Revenues:
Payment Services	$596,394	$576,515
Convention and Event Services	578,318	625,873

Reportable segments	1,174,712	1,202,388
Travel and Recreation Services	48,278	53,484

	$1,222,990	$1,255,872

Segment operating income:
Payment Services	$80,184	$94,489
Convention and Event Services	42,751	38,900

Reportable segments	122,935	133,389
Travel and Recreation Services	12,502	16,016

	135,437	149,405
Corporate activities and minority interests	(11,886)	(18,241)

	123,551	131,164
Other investment income	2,312	7,580
Interest expense	(10,715)	(15,067)
Restructuring recovery	1,476	413

Income from continuing operations before income taxes	$116,624	$124,090

Note 12 — $4.75 Preferred Stock Subject to Mandatory Redemption

      As of September 30, 2003, Viad had 442,352 authorized shares of $4.75 preferred stock subject to mandatory redemption provisions with a stated value of $100 per share, of which 328,352 shares were issued. Of the total shares issued, 234,983 were outstanding and 93,369 were held by Viad at a net carrying value of $6.7 million. The $4.75 preferred stock is subject to mandatory redemption provisions through annual cumulative sinking fund requirements of 6,000 shares per year, which are currently satisfied from the shares held by Viad. The outstanding shares held by others are scheduled for redemption in the years 2019 to 2058 and have a liquidation preference of $100 per share (aggregate liquidation preference of $23.5 million) in the event of any involuntary liquidation, dissolution or winding up of the Company. The $4.75 preferred stock is expected to be redeemed prior to scheduled redemption at the option of the Company expressed by resolution of the board of directors at a call price of $101 per share (aggregate redemption amount of $23.7 million).

      On July 29, 2003, Viad announced its intention to redeem the $4.75 preferred stock concurrent with the proposed spin-off of the Payment Services business (see Note 15).

      On July 1, 2003, Viad adopted SFAS No. 150 and, accordingly, the $4.75 preferred stock has been classified as a liability under the caption “$4.75 Preferred stock subject to mandatory redemption” in the consolidated balance sheets. In addition, the third quarter dividend declared on the $4.75 preferred stock of $286,000 has been included as additional interest expense in the consolidated statements of income. In periods prior to July 1, 2003,

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dividends on the $4.75 preferred stock were reported as an adjustment to income to compute income available to common stockholders.

Note 13 — Discontinued Operations

      Viad has retained and provided for certain liabilities in conjunction with previously divested businesses. These liabilities primarily relate to various employee benefits arrangements, warranty obligations, certain workers compensation and general liability insurance programs and actual or potential claims or disputes involving environmental matters and are primarily included in the consolidated balance sheets under the caption “Other deferred items and insurance liabilities.”

      As part of the ongoing review of the liabilities associated with previously sold operations, Viad has determined that certain amounts accrued were in excess of currently estimated obligations. Accordingly, Viad reversed $2.5 million ($1.5 million after-tax) of those liabilities during the quarter ended September 30, 2003. The reversal was reported separately in the consolidated statements of income under the caption “Income from discontinued operations, net of tax.”

Note 14 — Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (EITF No. 00-21) effective for Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Viad’s Convention and Event Services segment derives revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Exhibit design and construction revenue is generally accounted for using the completed contract method as contracts are typically completed within three months of contract signing. In certain circumstances, the application of EITF No. 00-21 may require that design services and exhibit booth construction be treated as separate units of accounting and that contract consideration be allocated to each unit. The revenue associated with these multiple deliverables would be recognized when the general conditions for revenue recognition have been met with respect to each unit of accounting. The adoption of EITF No. 00-21 did not have a material impact on Viad’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. Viad’s guarantees principally relate to a parent’s guarantee of a subsidiary’s obligations to a third party and would, therefore, be excluded from liability recognition at inception. The adoption of FIN 45 did not have a material impact on Viad’s financial position or results of operations.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 is effective for Viad for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have a material impact on Viad’s financial position or results of operations.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In May 2003, the FASB issued SFAS No. 150 which is effective for Viad for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The new rules establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that financial instruments within its scope be classified as liabilities. At September 30, 2003, Viad had 234,983 shares of $4.75 preferred stock subject to mandatory redemption outstanding at a recorded amount of $6.7 million. The $4.75 preferred stock is subject to mandatory redemption provisions through annual cumulative sinking fund requirements. The outstanding shares are scheduled for redemption in the years 2019 to 2058. On July 1, 2003, Viad adopted SFAS No. 150 and, accordingly, classified the $4.75 preferred stock subject to mandatory redemption ($6.7 million) as a long-term liability in the consolidated financial statements. In addition, the third quarter 2003 dividend on the $4.75 preferred stock subject to mandatory redemption of $286,000 was recorded as “Interest expense” in the Consolidated Statements of Income.

Note 15 — Proposed Spin-Off of Payment Services

      On July 24, 2003, Viad Corp announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock. The spin-off and related transaction are subject to a number of conditions described elsewhere in this information statement and are not expected to be completed earlier than the end of the first quarter of 2004. No assurances can be given that any such transaction will be completed.

      Notwithstanding the legal form of the spin-off, due to the relative significance of MoneyGram to Viad, MoneyGram will be considered the divesting entity and treated as the “accounting successor” to Viad for financial reporting purposes in accordance with EITF No. 02-11. The spin-off of New Viad will be accounted for pursuant to APB No. 29. Accordingly, the spin-off will be accounted for based upon the recorded amounts of the net assets to be divested. MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad. Furthermore, if the spin-off transaction were to occur, MoneyGram would report the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      As a result of the announcement on July 24, 2003 of Viad’s intention to spin-off its Payment Services business, the major ratings agencies put Viad on credit watch with negative implications as it is probable that the existing debt of Viad will not be rated investment grade following the separation of the Payment Services business. Viad plans to tender for all of its publicly held debt, repay its commercial paper and redeem all of its outstanding $4.75 preferred stock in connection with the spin-off transaction.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of Viad Corp.:

      We have audited the accompanying combined balance sheets of New Viad, as defined in the notes to the combined financial statements, as of December 31, 2002 and 2001, and the related combined statements of income, comprehensive income (loss), cash flows, and stockholder’s equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such combined financial statements present fairly, in all material respects, the financial position of New Viad as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Phoenix, Arizona

December 15, 2003

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED BALANCE SHEETS

	December 31,

	2002	2001

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$40,147	$30,686
Accounts receivable, net of allowance for doubtful accounts of $4,004 in 2002 and $3,695 in 2001	37,119	53,348
Inventories	41,839	55,682
Deferred income taxes	39,083	33,097
Other current assets	11,796	7,467

Total current assets	169,984	180,280
Property and equipment, net	152,502	166,112
Other investments and assets	18,856	25,882
Deferred income taxes	66,028	56,803
Goodwill	251,757	289,661
Other intangible assets, net	14,229	14,110

Total Assets	$673,356	$732,848

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Short-term bank loans	$—	$457
Accounts payable	35,346	50,728
Other current liabilities	160,113	132,018
Current portion of long-term debt	16,125	2,288

Total current liabilities	211,584	185,491
Long-term debt	50,653	71,415
Pension and other postretirement benefits	25,707	21,326
Other deferred items and insurance liabilities	116,072	118,003
Commitments and contingencies (Notes 13 and 14)
Minority interests	3,177	3,173
Stockholder’s equity:
Net investment of Viad Corp.	281,279	346,746
Accumulated other comprehensive income (loss):
Unrealized gain on investments	199	433
Cumulative foreign currency translation adjustments	(11,344)	(13,336)
Minimum pension liability adjustment	(3,971)	(403)

Total stockholder’s equity	266,163	333,440

Total Liabilities and Stockholder’s Equity	$673,356	$732,848

See Notes to Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED STATEMENTS OF INCOME

	Year Ended December 31,

	2002	2001	2000

	(in thousands, except per share data)
Revenues:
Convention show services	$568,301	$604,148	$692,843
Exhibit design and construction	217,932	279,896	339,272
Travel and recreation services	58,253	61,453	72,508

Total revenues	844,486	945,497	1,104,623

Costs and expenses:
Costs of services	574,940	616,418	683,708
Costs of products sold	215,144	280,050	321,197
Corporate activities	14,230	13,645	12,645
Interest income	(1,004)	(529)	(759)
Interest expense	4,056	5,607	5,719
Restructuring charges	18,502	61,423	8,165
Litigation settlement and costs	—	29,274	—
Minority interests	384	661	1,346

Total costs and expenses	826,252	1,006,549	1,032,021

Income (loss) before income taxes and change in accounting principle	18,234	(61,052)	72,602
Income tax expense (benefit)	9,839	(20,449)	27,800

Income (loss) before change in accounting principle	8,395	(40,603)	44,802
Change in accounting principle, net of tax	(37,739)	—	—

Net income (loss)	$(29,344)	$(40,603)	$44,802

Unaudited pro forma diluted income (loss) per common share
Income (loss) per share before change in accounting principle	$0.10	$(0.47)	$0.49
Change in accounting principle, net of tax	(0.44)	—	—

Net income (loss) per common share	$(0.34)	$(0.47)	$0.49

Average outstanding and potentially dilutive common shares	86,716	86,322	90,925

Unaudited pro forma basic income (loss) per common share
Income (loss) per share before change in accounting principle	$0.10	$(0.47)	$0.50
Change in accounting principle, net of tax	(0.44)	—	—

Net income (loss) per common share	$(0.34)	$(0.47)	$0.50

Average outstanding common shares	86,178	85,503	88,802

See Notes to Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,

	2002	2001	2000

	(in thousands)
Net income (loss)	$(29,344)	$(40,603)	$44,802

Other comprehensive loss:
Unrealized gains (losses) on investments:
Holding gains (losses) arising during the period, net of tax expense (benefit) of $(150), $(105) and $382	(234)	(165)	598
Unrealized foreign currency translation gains (losses)	1,992	(4,724)	(3,677)
Minimum pension liability adjustment, net of tax benefit of $1,921, $86 and $34	(3,568)	(160)	(63)

Other comprehensive loss	(1,810)	(5,049)	(3,142)

Comprehensive income (loss)	$(31,154)	$(45,652)	$41,660

See Notes to Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2001	2000

	(in thousands)
Cash flows from operating activities
Net income (loss)	$(29,344)	$(40,603)	$44,802
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	24,793	37,416	40,529
Deferred income taxes	(4,969)	(45,902)	1,588
Change in accounting principle	40,000	—	—
Restructuring charges	18,502	61,423	8,165
Litigation settlement and costs	—	29,274	—
Gains on dispositions of property and other assets	(1,539)	(384)	(11,266)
Other noncash items, net	12,226	2,192	(1,833)
Change in operating assets and liabilities:
Accounts receivable	11,895	15,414	(58,818)
Inventories	10,982	10,794	(4,740)
Accounts payable	(15,382)	(3,521)	(5,648)
Other assets and liabilities, net	(3,712)	33,628	(32,480)

Net cash provided by (used in) operating activities	63,452	99,731	(19,701)

Cash flows from investing activities
Capital expenditures	(13,385)	(17,558)	(20,396)
Net proceeds from dispositions of property and other assets	2,899	175	10,060

Net cash used in investing activities	(10,486)	(17,383)	(10,336)

Cash flows from financing activities
Payments on long-term borrowings	(8,324)	(9,505)	3,578
Net change in short-term borrowings	942	(2,762)	(9,726)
Net distributions from (to) Viad Corp	(36,123)	(53,264)	29,485

Net cash provided by (used in) financing activities	(43,505)	(65,531)	23,337

Net increase (decrease) in cash and cash equivalents	9,461	16,817	(6,700)
Cash and cash equivalents, beginning of year	30,686	13,869	20,569

Cash and cash equivalents, end of year	$40,147	$30,686	$13,869

Supplemental disclosure of cash flow information
Cash paid (refunded) during the period for:
Income taxes	$9,580	$(18,780)	$11,261

Interest	$3,074	$4,415	$4,151

See Notes to Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED STATEMENTS OF STOCKHOLDER’S EQUITY

		Accumulated
	Net	Other
	Investment of	Comprehensive
	Viad Corp	Income (Loss)	Total

	(in thousands)
Balance, January 1, 2000	$366,326	$(5,115)	$361,211
Net income	44,802	—	44,802
Net distributions from Viad Corp	29,485	—	29,485
Unrealized gain on investments	—	598	598
Unrealized foreign currency translation adjustment	—	(3,677)	(3,677)
Minimum pension liability adjustment	—	(63)	(63)

Balance, December 31, 2000	440,613	(8,257)	432,356
Net loss	(40,603)	—	(40,603)
Net distributions to Viad Corp	(53,264)	—	(53,264)
Unrealized loss on investments	—	(165)	(165)
Unrealized foreign currency translation adjustment	—	(4,724)	(4,724)
Minimum pension liability adjustment	—	(160)	(160)

Balance, December 31, 2001	346,746	(13,306)	333,440
Net loss	(29,344)	—	(29,344)
Net distributions to Viad Corp	(36,123)	—	(36,123)
Unrealized loss on investments	—	(234)	(234)
Unrealized foreign currency translation adjustment	—	1,992	1,992
Minimum pension liability adjustment	—	(3,568)	(3,568)

Balance, December 31, 2002	$281,279	$(15,116)	$266,163

See Notes to Combined Financial Statements.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, 2001 and 2000

Note 1.	Summary of Significant Accounting Policies

Distribution

      On July 24, 2003, Viad Corp (“Viad”) announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock. At the time of the spin-off, the business of MoneyGram will consist solely of the business of the Payment Services operations. The continuing business of Viad (“New Viad” or the “Company”) will consist solely of the businesses of the convention and event services, exhibit design and construction, and travel and recreation services operations including Viad’s centralized corporate functions located in Phoenix, Arizona.

      The spin-off and related transactions are subject to a number of conditions and are not expected to be completed earlier than the end of the first quarter of 2004. No assurances can be given that any such transaction will be completed.

      For purposes of, among other things, governing certain of the ongoing relations between MoneyGram and New Viad as a result of the spin-off as well as to allocate certain tax, employee benefit and other liabilities arising prior to the spin-off, the companies will enter into various agreements, including a Distribution Agreement, Tax Sharing Agreement, Employee Benefits Agreement and Interim Services Agreement. Pursuant to the Employee Benefits Agreement, among other things, MoneyGram will establish a trust comparable to the Viad Employee Equity Trust to receive the shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, and hold those shares for the benefit of its employees and their beneficiaries. These shares will be used to provide employee benefits.

      Pursuant to the Employee Benefits Agreement, each option to purchase shares of Viad common stock will be adjusted to consist of an option to purchase the same number of shares of Viad common stock and an option to purchase the same number of shares of MoneyGram common stock. The exercise price and number of shares subject to the Viad and MoneyGram options will be adjusted so that the two options have a combined intrinsic value equal to the intrinsic value of the Viad option before taking into account the effect of the distribution. The options will otherwise generally continue to be and become exercisable on substantially the same terms and conditions set forth in the original Viad benefit plans, except as otherwise provided in the Employee Benefits Agreement. Each holder of Viad restricted stock will receive a pro-rated distribution of MoneyGram restricted stock in the distribution which will be subject to the same vesting requirements, except as otherwise provided in the Employee Benefits Agreement.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million, tender for its senior notes and subordinated debt and retire certain other obligations, for a total of approximately $62.5 million, and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million ($101 per share). New Viad intends to negotiate and enter into bank credit facilities providing availability of at least $100 million to be available for working capital purposes and to support letters of credit, of which New Viad expects to borrow approximately $29 million at the time of the spin-off. Management expects that the term of such facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio.

      Due to the relative significance of MoneyGram as compared to New Viad, the transaction will be accounted for as a reverse spin-off in accordance with Emerging Issues Task Force Issue No. 02-11 (EITF No. 02-11). The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (APB) Opinion No. 29 (APB No. 29). MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Basis of Presentation

      The combined financial statements of New Viad include the financial position, results of operations and cash flows of the GES, Exhibitgroup and Travel and Recreation Services businesses, and centralized corporate functions of Viad, all of which are under common ownership and common management, as if it were a separate entity for all periods presented. The Combined Financial Statements include allocations of Viad corporate headquarters assets and liabilities based on the legal ownership of such items as stipulated in the Distribution Agreement and also include corporate overhead expenses except those directly related to the Payment Services business. These expenses are not necessarily indicative of the costs and expenses that would have been incurred had New Viad operated as a separate entity. Viad’s general corporate investments and certain unallocated debt obligations, and related interest income and expense are not included in the combined financial statements of New Viad. The combined financial statements include the accounts of New Viad as defined above. All significant intercompany account balances and transactions have been eliminated in combination.

      These combined financial statements may not necessarily reflect the results of operations, financial position, changes in stockholder’s net investment and cash flows of New Viad in the future or had it operated as a separate independent company during the periods presented. The combined financial statements do not reflect any changes that may occur in the financing and operations of New Viad as a result of the spin-off transaction.

Nature of Business

      New Viad operates in three reportable business segments:

GES — GES Exposition Services, Inc. and its affiliates provide various convention and tradeshow services throughout North America. These services generally consist of: tradeshow planning and production; floor plan design and layout; decorating, graphics and signage; and furniture, carpet and fixture procurement and rental. These services are provided to a variety of tradeshow organizers, including venues, trade associations and tradeshow management companies. GES’ customer base also includes exhibitors for which GES provides exhibit design, construction, refurbishment, storage and rental services, including related show services such as logistics and transportation; material handling, electrical, plumbing, rigging and cleaning; and exhibit installation and dismantling.

Exhibitgroup — Exhibitgroup/ Giltspur and its affiliates specialize in the custom design and construction of convention and tradeshow exhibits and displays, primarily for corporate customers in North America and to a lesser extent in Europe. Exhibitgroup offers exhibit design and construction and exhibit program management services for clients in varied industries that participate in tradeshows, corporate and specialty events, road shows and other “face-to-face” marketing. Exhibitgroup also refurbishes and leases exhibits, designs and builds kiosks and permanent displays, and provides exhibit transportation, installation, dismantling and warehousing services.

Travel and Recreation Services — The Travel and Recreation Services segment consists of Brewster Transport Company Limited and Glacier Park, Inc., and their related affiliates. Brewster provides tourism services in the Canadian Rockies in south Alberta and in other parts of western Canada. Brewster’s operations include the Banff Gondola, Columbia Icefield Snocoach Tours, motorcoach services, charter and package tours and other sightseeing services, hotel operations and travel agencies. Glacier provides accommodations, food and beverage operations, retail operations and tour and transportation services. It operates four historic lodges and three motor inns in and around Glacier National Park in Montana, and in Waterton Lakes National Park in Alberta, Canada.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. These estimates and assumptions include, but are not limited to:

•	Estimated fair value of New Viad’s reporting units used to perform annual impairment testing of recorded goodwill

•	Estimated allowances for uncollectible accounts receivable

•	Estimated reserves for inventory losses

•	Estimated provisions for losses related to self-insured liability claims

      Actual results could differ from these and other estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with remaining maturities when purchased of three months or less to be cash equivalents.

Inventories

      Inventories, which consist primarily of exhibit design and construction materials, and supplies used in providing convention show services, are stated at the lower of cost (first-in, first-out and specific identification methods) or market.

Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation and any impairment write-downs pursuant to Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets: buildings, 15 to 40 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the lease term or useful life.

Goodwill and Other Intangible Assets

      Effective January 1, 2002, goodwill is no longer amortized but instead is subject to periodic impairment testing in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Intangible assets with finite lives are stated at cost, net of accumulated amortization and are tested for impairment in accordance with SFAS No. 144. These assets are amortized on the straight-line method over the estimated useful lives or periods of expected benefit, but not in excess of 20 years. Intangible assets with indefinite lives are no longer amortized but instead are subject to periodic impairment testing in accordance with SFAS No. 142.

Incentive and Other Upfront Payments

      Certain upfront payments incurred by GES in connection with long-term contracts consist of incentive fees and prepaid commissions and are amortized over the life of the related contract. Incentive and other upfront payments are classified on the combined balance sheets under the caption, “Other current assets” for the current portion and “Other investments and assets” for the non-current portion.

      The Company reviews the carrying values of its incentive and other upfront payments for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable in accordance with the provisions of SFAS No. 144. Incentive and other upfront payments which

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

become refundable are recorded as accounts receivable and evaluated for collectibility in accordance with established credit policies.

Insurance Liabilities

      New Viad is self-insured up to certain limits for workers’ compensation, automobile, product and general liability, property loss and medical claims. New Viad has also retained and provided for certain insurance liabilities in conjunction with previously sold businesses. Provisions for losses for claims incurred, including estimated claims incurred but not yet reported, are made based on prior historical experience, claims frequency and other factors. The Company has purchased insurance for amounts in excess of the self-insured levels.

Fair Value of Financial Instruments

      The carrying values of cash and cash equivalents, receivables, and accounts payable approximate fair value due to the short-term maturities of these instruments. The estimated fair value of debt obligations is disclosed in Note 8. Certain judgments are required in interpreting market data and assumptions used to develop these estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts that New Viad could realize in a current market exchange. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

Foreign Currency Translation

      The local currency is the functional currency for the Company’s foreign operations. Accordingly, unrealized translation gains or losses resulting from the translation of foreign denominated assets and liabilities into U.S. dollars are included as a component of accumulated other comprehensive income.

Revenue Recognition

      New Viad’s revenue recognition policies are as follows:

      GES and Exhibitgroup derive revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Service revenue is recognized at the time services are performed. Exhibit design and construction revenue is generally accounted for using the completed-contract method as contracts are typically completed within three months of contract signing.

      The Company’s Travel and Recreation Services segment recognizes revenues at the time services are performed.

Stock-Based Compensation

      As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” New Viad uses the intrinsic value method prescribed by APB No. 25, and related interpretations in accounting for the participation of New Viad employees in Viad’s stock-based compensation plans.

      Assuming New Viad had recognized compensation cost for stock options and performance-based and restricted stock awards (related to New Viad employees) in accordance with the fair value method of accounting defined in SFAS No. 123, net income (loss) and diluted and basic income (loss) per share would be as presented

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

in the following table. Compensation cost calculated under SFAS No. 123 is recognized ratably over the vesting period and is net of estimated forfeitures and the tax benefit on the exercise of nonqualified stock options.

	2002	2001	2000

	(in thousands, except per share data)
Net income (loss), as reported	$(29,344)	$(40,603)	$44,802
Plus: stock-based employee compensation expense recorded under APB No. 25, net of tax	—	—	—
Less: stock-based employee compensation expense determined under fair value method, net of tax	(5,884)	(5,002)	(4,394)

Pro forma net income (loss)	$(35,228)	$(45,605)	$40,408

Unaudited pro forma diluted income (loss) per share:
As reported	$(0.34)	$(0.47)	$0.49

Pro forma	$(0.41)	$(0.53)	$0.45

Unaudited pro forma basic income (loss) per share:
As reported	$(0.34)	$(0.47)	$0.50

Pro forma	$(0.41)	$(0.53)	$0.46

      For purposes of applying SFAS No. 123, the estimated fair value of stock options granted during 2002, 2001, and 2000 was $8.47, $7.25, and $8.15 per share, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model using the same assumptions as those used by Viad Corp as follows:

	2002	2001	2000

Expected dividend yield	1.3%	1.5%	1.5%
Expected volatility	30.1%	30.4%	29.1%
Risk-free interest rate	4.92%	4.80%	6.85%
Expected life	5 years	5 years	5 years

Pro Forma Net Income (Loss) Per Common Share (Unaudited)

      The computation of pro forma basic net income (loss) per common share for the years presented is based on Viad’s historical weighted average number of shares outstanding. The computation of pro forma diluted net income (loss) per common share for the years presented is based on Viad’s historical weighted average number of shares outstanding and potentially dilutive Viad securities. Potentially dilutive securities are calculated in accordance with the treasury stock method, which assumes that the proceeds from the exercise of all Viad stock options are used to repurchase Viad’s common stock at the average market price for the period. Shares subject to stock options of 3,590,806, 2,643,598 and 1,377,898 for 2002, 2001 and 2000, respectively, were not included in the computation of pro forma diluted net income (loss) per common share as their inclusion would have been anti-dilutive.

      Viad funds its matching contributions to employees’ 401(k) plans through a leveraged Employee Stock Ownership Plan (“ESOP”). ESOP shares are treated as outstanding for basic and diluted per share calculations. The Employee Equity Trust (the “Trust”) is used to fund certain existing employee compensation and benefit plans. Shares held by the Trust are not considered outstanding for basic and diluted per share calculations until the shares are released from the Trust.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The following is a reconciliation of the numerators and denominators of diluted and basic per share computations for income (loss) before change in accounting principle:

	2002	2001	2000

	(in thousands, except
	per share data)
Income (loss) before change in accounting principle	$8,395	$(40,603)	$44,802

Average outstanding common shares	86,178	85,503	88,802
Additional dilutive shares related to stock-based compensation	538	819	2,123

Average outstanding and potentially dilutive common shares	86,716	86,322	90,925

Unaudited pro forma diluted income (loss) per share before change in accounting principle	$0.10	$(0.47)	$0.49

Unaudited pro forma basic income (loss) per share before change in accounting principle	$0.10	$(0.47)	$0.50

Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF No. 00-21), effective for New Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The adoption of EITF No. 00-21 did not have a material affect on New Viad’s financial position or results of operations.

      In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. In accordance with FIN 45, the Company’s guarantees principally relate to a parent’s guarantee of a subsidiary’s debt to a third party, and would therefore, be excluded from liability recognition at inception. The adoption of FIN 45 did not have a material affect on New Viad’s financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The statement also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. This statement also amends APB Opinion No. 28, “Interim Financial Reporting” to require disclosure about those effects in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. New Viad has elected not to voluntarily change to the fair value based method of accounting for stock-based compensation at this time. New Viad has included the additional disclosure requirements in Notes 1 and 10 of notes to combined financial statements.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 2.     Restructuring Charges and Litigation Settlement

Restructuring Charges

      During 2002, GES and Exhibitgroup continued to experience tradeshow shrinkage and further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than placing new orders. As a result of decreased visibility over revenues and continued uncertainties regarding improvements in the trade show industry, Exhibitgroup revised its forecasted demand and reevaluated its manufacturing capacity requirements and cost structure during the fourth quarter of 2002. Accordingly, the Company approved a plan of restructuring and recorded a charge totaling $20.5 million in the fourth quarter of 2002. Of the total restructuring charge, $19.4 million was included in the combined statements of income under the caption “Restructuring charges” and $1.1 million relating to consulting fees incurred and the write-down of certain inventories was included under the caption “Costs of products sold.” The Company recorded the restructuring charge pursuant to the accounting methods contained in EITF No. 94-3, and SEC Staff Accounting Bulletin No. 100, “Accounting for Costs Associated with Exit or Disposal Activities.”

      The charges consist of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits related to the elimination of approximately 230 positions across numerous regions, business functions and job classes. The charges also include amounts for the write-down (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (less estimated sublease income) and other exit costs. The inventory write-downs were based on estimated net realizable value. Impairment losses related to fixed assets were determined based on the estimated fair value of the specific assets relative to their carrying amounts. Facility closure and lease termination costs were based on the estimated incremental costs to be incurred and the contractual obligation amounts in connection with the affected facilities under the restructuring plan (less estimated sublease income). The Company expects to substantially complete the restructuring activities by December 31, 2003, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Additionally, payments of severance and benefits will continue to be made over the varying terms of the individual separation agreements.

      A summary of the above restructuring charge, amounts utilized and remaining accrued liability balance is as follows:

		Facility Closure
	Severance	and Lease	Asset
	and Benefits	Termination(1)	Impairment	Other	Total

	(in thousands)
Initial restructuring charge	$2,911	$12,814	$4,140	$650	$20,515
Cash payments	—	—	—	(650)	(650)
Noncash write-downs (2)	—	—	(4,140)	—	(4,140)

Balance at December 31, 2002	$2,911	$12,814	$—	$—	$15,725

(1)	Amount net of estimated sublease income of $3.9 million.

(2)	Relates primarily to the write-down of leasehold improvements, manufacturing-related equipment and inventory.

      In 2001, due to the downturn in the economy and the general decrease in corporate spending, many customers delayed or canceled exhibit construction or elected to refurbish exhibits. Furthermore, general convention attendance declined in response to the uncertain economy and travel concerns. As a result, the Company approved a plan of restructuring and in the third quarter of 2001 recorded restructuring charges totaling $65.1 million related to GES and Exhibitgroup. Of the total charge, $13.6 million related to GES, $47.9 million related to Exhibitgroup and $3.6 million related to corporate activities. The restructuring charges were associated

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

with the closure and consolidation of certain facilities, severance and other employee benefits of which $3.7 million (relating to the write-down of certain inventories) was included in the combined statements of income under the caption “Costs of products sold.” The remaining $61.4 million was classified under the caption “Restructuring charges.” All facilities were closed or consolidated and all positions had been eliminated as of December 31, 2002. Payments under long-term lease obligations, however, will continue to be made over the remaining terms of the leases. Severance and benefits payments will continue to be made over the varying terms of the individual separation agreements. In the third quarter of 2002, $853,000 of the 2001 restructuring charge was reversed as certain actual costs incurred were less than original estimates. The reversal was included in the combined statements of income under “Restructuring charges.”

      A summary of the 2001 restructuring charges, amounts utilized and remaining accrued liability balance is as follows:

		Facility Closure
	Severance	and Lease	Asset
	and Benefits	Termination	Impairment	Other	Total

	(in thousands)
Initial restructuring charge	$12,967	$30,252	$20,322	$1,612	$65,153
Cash payments	(6,127)	(2,335)	—	(1,612)	(10,074)
Noncash write-downs(1)	—	—	(20,322)	—	(20,322)

Balance at December 31, 2001	6,840	27,917	—	—	34,757
Cash payments	(5,105)	(8,962)	—	—	(14,067)
Adjustment to severance liability	(853)	—	—	—	(853)
Noncash write-downs(2)	—	(205)	—	—	(205)

Balance at December 31, 2002	$882	$18,750	$—	$—	$19,632

(1)	Relates primarily to the write-down of leasehold improvements, manufacturing and other equipment and inventory.

(2)	Relates to write-off of remaining leasehold improvements.

      In the third quarter of 2000, a charge of $8.2 million was recorded to streamline and consolidate certain operations at GES and Exhibitgroup. Of the total charge, $6.2 million related to GES and $2.0 million related to Exhibitgroup. In addition to costs related to reductions in headcount, the charge included the write-down of certain fixed assets and facility closure costs. No accrued liability relating to this restructuring remained at either December 31, 2002 or 2001.

Litigation Settlement and Costs

      In August 2000, Key3Media Group, Inc. (“Key3Media”), a company spun-off by Ziff-Davis Inc., terminated a long-term agreement with GES to produce tradeshows. The companies had been involved in litigation regarding the contract termination. The key issues in the litigation related to the interpretation of certain contract terms and the scope of free services required of GES. During the second quarter of 2001, after both sides assessed the business market, the risks and demands of the litigation and the need to move forward on a productive basis, GES and Key3Media agreed to settle the litigation. As a result, the Company recorded a charge totaling $29.3 million ($18.3 million after-tax) in the second quarter of 2001 representing primarily the write-off of net receivables and prepayments made to Key3Media.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 3.     Acquisitions of Businesses

      During 2000, Viad purchased a small exhibit construction company. In 1999, Viad purchased a 71 percent interest in a small travel and recreation services company and in 2001 and 2000 the remaining minority interest was acquired. The acquisitions were accounted for as purchases. The purchase prices, including acquisition costs, were allocated to the net tangible and identifiable intangible assets acquired based on estimated fair values at the dates of the acquisitions. The difference between the purchase prices and the related fair values of net assets acquired represents goodwill. No acquisitions were made during 2002.

      The accompanying combined financial statements include the accounts and results of operations from the dates of acquisition. The net assets acquired are considered a contribution to New Viad by Viad. The results of operations of the acquired companies from the beginning of the year to the dates of acquisition are not material to the combined results of operations.

      Net cash paid, the estimated fair value of assets acquired and debt and other liabilities assumed for the years ended December 31 were as follows:

	2001	2000

	(in thousands)
Assets acquired:
Property and equipment	$—	$791
Intangibles, primarily goodwill	865	30,245
Other assets	—	12,402
Debt and other liabilities assumed	—	(14,570)

Net purchase cost	$865	$28,868

Note 4.     Inventories

      The components of inventories as of December 31 were as follows:

	2002	2001

	(in thousands)
Raw materials	$22,487	$31,223
Work in process	19,352	24,459

Inventories	$41,839	$55,682

Note 5.     Property and Equipment

      Property and equipment as of December 31 consisted of the following:

	2002	2001

	(in thousands)
Land	$21,693	$21,396
Buildings and leasehold improvements	72,623	72,142
Equipment and other	249,753	266,843

	344,069	360,381
Accumulated depreciation	(191,567)	(194,269)

Property and equipment	$152,502	$166,112

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Depreciation expense was $24.7 million, $28.3 million and $31.2 million for 2002, 2001 and 2000, respectively.

Note 6.     Goodwill and Other Intangible Assets

      Upon adoption of SFAS No. 142, the Company completed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. It was determined that no impairment existed for certain intangible assets but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recognized (retroactively to the January 2002 adoption of SFAS No. 142) related to goodwill at Exhibitgroup. The fair value of that reporting unit was estimated using the expected present value of future cash flows. The impairment resulted from a change in the criteria for measurement of impairment from an undiscounted to a discounted cash flow method. This impairment is included in the combined statements of income under “Change in accounting principle.”

      A summary of other intangible assets as of December 31, 2002 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$503	$(448)	$55
Other	925	(791)	134

	1,428	(1,239)	189

Unamortized intangible assets:
Trademarks	12,851	—	12,851
Pension intangible assets	1,189	—	1,189

	14,040	—	14,040

Total other intangible assets	$15,468	$(1,239)	$14,229

      Intangible asset amortization expense for the years ended December 31, 2002, 2001 and 2000 was $123,000, $422,000 and $980,000, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

(in thousands)

2003	$101
2004	$46
2005	$30
2006	$12
2007	$—

      The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

			Travel and
	GES	Exhibitgroup	Recreation	Total

	(in thousands)
Balance at January 1, 2002	$144,474	$117,769	$27,418	$289,661
Transitional impairment loss	—	(40,000)	—	(40,000)
Foreign currency translation adjustments	834	1,139	123	2,096

Balance at December 31, 2002	$145,308	$78,908	$27,541	$251,757

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Amortization expense related to goodwill for the years ended December 31, 2001 and 2000 was $8.3 million ($7.4 million after-tax) and $8.0 million ($7.0 million after-tax), respectively. Amortization expense related to intangible assets with indefinite useful lives for the years ended December 31, 2001 and 2000 was $381,000 ($238,000 after-tax), and $381,000 ($238,000 after-tax), respectively.

      Income (loss) before change in accounting principle as reported and as adjusted for the adoption of SFAS No. 142 is presented below:

	2002	2001	2000

	(in thousands, except
	per share data)
Net income (loss)	$(29,344)	$(40,603)	$44,802
Change in accounting principle, net of tax	37,739	—	—

Income (loss) before change in accounting principle	8,395	(40,603)	44,802
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	7,603	7,255

Adjusted income (loss) before change in accounting principle	$8,395	$(33,000)	$52,057

Unaudited pro forma diluted income (loss) per share:
Net income (loss)	$(0.34)	$(0.47)	$0.49
Change in accounting principle, net of tax	0.44	—	—

Income (loss) before change in accounting principle	0.10	(0.47)	0.49
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	0.09	0.08

Adjusted income (loss) before change in accounting principle	$0.10	$(0.38)	$0.57

Unaudited pro forma basic income (loss) per share:
Net income (loss)	$(0.34)	$(0.47)	$0.50
Change in accounting principle, net of tax	0.44	—	—

Income (loss) before change in accounting principle	0.10	(0.47)	0.50
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	0.09	0.08

Adjusted income (loss) before change in accounting principle	$0.10	$(0.38)	$0.58

Note 7.     Accrued Liabilities and Other

      Other current liabilities as of December 31 were as follows:

	2002	2001

	(in thousands)
Accrued compensation	$25,688	$14,678
Accrued income taxes	40,553	14,435
Accrued restructuring	12,027	12,083
Customer deposits	30,062	40,308
Other	51,803	50,514

Total Other current liabilities	$160,113	$132,018

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Other deferred items and insurance liabilities at December 31 were as follows:

	2002	2001

	(in thousands)
Accrued restructuring	$23,330	$22,674
Foreign deferred tax liability	10,748	10,704
Self-insured liability accrual	30,583	26,888
Liabilities associated with previously sold operations	30,678	32,407
Other	20,733	25,330

Total Other deferred items and insurance liabilities	$116,072	$118,003

Note 8.     Debt

      Long-term debt as of December 31 was as follows:

	2002	2001

	(in thousands)
Allocated debt of Viad Corp, 4.1% (2002) and 4.7% (2001) weighted average interest rate at December 31, due to 2014	$41,741	$45,739
ESOP debt obligation, floating rate indexed to LIBOR, 1.2% (2002) and 1.8% (2001) at December 31, due to 2009	15,235	16,925
Capital leases, 6.9% (2002) and 7.0% (2001) weighted average interest rate at December 31, due to 2016	6,924	7,000
Other obligations, 4.8% (2002) and 5.2% (2001) weighted average interest rate at December 31, due to 2003	2,878	4,039

	66,778	73,703
Current portion	(16,125)	(2,288)

Long-term debt	$50,653	$71,415

      Long-term debt includes debt allocated or directly attributable to New Viad. Included in New Viad’s combined financial statements is an allocated portion of Viad’s historical debt balances. For the purpose of preparing New Viad’s combined financial statements, the historical allocation of debt was based on the pro-rated level of debt (other than debt related to employee benefits) estimated to be owed by New Viad at the time of the spin-off.

      Annual maturities of long-term debt due in the next five years will approximate $16.1 million (2003), $25.0 million (2004), $2.1 million (2005), $3.2 million (2006), $888,000 (2007) and $19.5 million thereafter.

      The weighted average interest rate on total debt obligations was 4.5 percent, 4.8 percent, and 5.2 percent for 2002, 2001 and 2000, respectively.

      The estimated fair value of total debt was $67.6 million and $74.5 million at December 31, 2002 and 2001, respectively. The fair value of debt was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity.

Note 9.     Stockholder’s Equity

      Viad funds its matching contributions to employees’ 401(k) plans through its ESOP. All eligible employees of New Viad and its participating affiliates, other than certain employees covered by collective bargaining agreements that do not expressly provide for participation of such employees in an ESOP, may participate in the

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Viad ESOP. Subsequent to the completion of the spin-off, New Viad will be the sponsor of the ESOP and will retain all assets and liabilities associated with the plan. The plan trustee will sell the shares of MoneyGram common stock held in the ESOP pursuant to the distribution and the proceeds will be reinvested in additional shares of New Viad common stock.

      In 1989, the ESOP borrowed $40.0 million to purchase treasury shares from Viad. The ESOP’s obligation to repay this borrowing is guaranteed by Viad; therefore, the unpaid balance of the borrowing ($15.2 million and $16.9 million as of December 31, 2002 and 2001, respectively) has been reflected in the accompanying combined balance sheets as long-term debt. The same amounts, representing unearned employee benefits, have been recorded as a deduction from stockholder’s equity. The liability is reduced as the ESOP repays the borrowing, and the amount offsetting stockholder’s equity is reduced as stock is allocated to employees and benefits are charged to expense. The ESOP intends to repay the loan (plus interest) using New Viad contributions and dividends, if any, received on the unallocated New Viad shares held by the ESOP.

      Information regarding ESOP transactions for the years ended December 31 was as follows:

	2002	2001	2000

	(in thousands)
Amounts paid by ESOP for:
Debt repayment	$1,690	$1,750	$1,325
Interest	269	678	1,115
Amounts received from Viad as:
Dividends	$645	$727	$808
Contributions	1,314	1,649	1,615

      Shares are released for allocation to participants based upon the ratio of the current year’s principal and interest payments to the sum of the total principal and interest payments expected over the remaining life of the plan. Expense is recognized based upon the greater of cumulative cash payments to the plan or 80 percent of the cumulative expense that would have been recognized under the shares allocated method, in accordance with EITF No. 89-8. Under this method, Viad has recorded expense of $1.3 million, $1.7 million, and $1.6 million in 2002, 2001 and 2000, respectively.

      Unallocated shares held by the ESOP totaled 1,663,000 and 1,860,000 as of December 31, 2002 and 2001, respectively. Shares allocated related to all participants during 2002 and 2001 totaled 197,000 and 235,000, respectively.

      In 1992, Viad sold treasury stock to Viad’s Employee Equity Trust (the “Trust”) in exchange for a promissory note. The Trust is used to fund certain existing employee compensation and benefit plans including those related to New Viad employees. For financial reporting purposes, the Trust is combined with Viad and the promissory note ($22.8 million as of December 31, 2002) and dividend and interest transactions are eliminated. The fair market value ($52.9 million and $68.1 million at December 31, 2002 and 2001, respectively) of the 2,365,901 and 2,874,753 remaining shares held by the Trust as of December 31, 2002 and 2001, respectively, representing unearned employee benefits, is a deduction from stockholder’s equity and is reduced as employee benefits are funded. The difference between the cost and fair value of shares held is included in stockholder’s equity.

      Subsequent to the completion of the spin-off, New Viad will be the sponsor of the Viad Employee Equity Trust and MoneyGram will establish a comparable trust to receive the shares of MoneyGram common stock pursuant to the distribution.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 10.     Stock-Based Compensation

      In 1997, Viad adopted the Viad Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan provides for the following types of awards to officers, directors and certain key employees including New Viad participants: (1) incentive and nonqualified stock options; (2) stock appreciation rights; (3) restricted stock; and (4) performance-based awards. The number of shares available for grant under the Omnibus Plan in each calendar year is equal to two percent of the total number of shares of common stock outstanding as of the first day of each year. Any shares available for grant in a particular calendar year which are not granted in such year are added to the shares available for grant in any subsequent calendar year.

      Stock options are granted for terms of ten years at an exercise price based on the market value at the date of grant, and are exercisable 50 percent after one year with the balance exercisable after two years from the date of grant. Stock options granted since 1998 contain certain forfeiture and noncompete provisions.

      In connection with the spin-off, each holder of options to purchase shares of Viad common stock will retain that option and receive a new option to purchase the same number of shares of MoneyGram common stock. The exercise price and number of shares subject to the Viad and MoneyGram options will be adjusted so that the two options have a combined intrinsic value equal to the intrinsic value of the Viad option before taking into account the effect of the distribution. The options will otherwise continue to be and become exercisable on substantially the same terms and conditions set forth in the original Viad benefit plans.

      Restricted stock and performance-driven restricted stock awards of 386,000 shares and 340,600 shares were granted to participants in 2002 and 2001, respectively, at a weighted average price (based on fair market value at date of grant) of $27.32 and $21.69 per share, respectively. The restricted stock awards vest three years from the date of grant. Performance-driven restricted stock granted in 2001 vests five years from the date of grant; but, a portion of the award may vest, on an accelerated basis, as early as three years from the date of grant if certain long-term incentive performance targets are met or exceeded. Performance-driven restricted stock granted in 2002 may be earned in three or four years from the date of the grant depending upon the achievement level of certain long-term incentive performance targets. If performance targets are not achieved, 100 percent of the grant will be forfeited. Holders of the restricted stock have the right to receive dividends and vote the shares, but may not sell, assign, transfer, pledge or otherwise encumber the stock. In connection with the spin-off, each holder of Viad restricted stock will receive a prorated distribution of MoneyGram restricted stock in the distribution which will also be subject to vesting requirements provided for in the Employee Benefits Agreement.

      Performance-based stock awards (82,200 shares awarded in 2000 at a fair market value per share of $24.44) vest at the end of a three-year period from the date of grant, based on total shareholder return relative to the applicable stock and industry indices specified at the time of each award. Vested shares with respect to performance periods beginning in 1998 and 1997 totaled 26,646 in 2001 and 70,361 in 2000, respectively. No shares from the 1999 performance period vested in 2002. Throughout the performance period, holders of the performance-based stock have the right to receive dividends and vote the shares but may not sell, assign, transfer, pledge or otherwise encumber the stock. There were no performance-based stock awards granted in 2002 or 2001.

      New Viad applies APB No. 25 and related accounting interpretations for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based and restricted stock awards, which gave rise to compensation expense related to New Viad participants aggregating $3.4 million, $1.1 million, and $586,000 in 2002, 2001 and 2000, respectively. Refer to Note 1 for a discussion of the pro forma impact of stock options on reported net income (loss).

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The following tables describe separately stock option activity and options outstanding related to all participants in Viad’s stock plans. Information with respect to stock options for the years ended December 31 is as follows:

		Weighted
		Average	Options
	Shares	Exercise Price	Exercisable

Options outstanding at January 1, 2000	6,904,621	$15.27
Granted	995,403	24.47
Exercised	(1,924,706)	10.57
Canceled	(178,028)	25.74

Options outstanding at December 31, 2000	5,797,290	18.09	4,451,659
Granted	2,006,617	23.80
Exercised	(1,739,109)	12.10
Canceled	(414,130)	25.61

Options outstanding at December 31, 2001	5,650,668	21.40	3,466,201
Granted	1,082,217	27.01
Exercised	(703,923)	16.12
Canceled	(568,497)	25.30

Options outstanding at December 31, 2002	5,460,465	22.80	3,711,237

      The following table summarizes information concerning stock options outstanding and exercisable as of December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$5.51 to $16.25	882,056	2.4 years	$12.86	882,056	$12.86
$18.34 to $24.24	1,009,516	7.1 years	19.70	694,516	19.25
$24.44 to $25.05	1,120,246	6.1 years	24.60	1,083,246	24.59
$25.20 to $26.39	1,070,147	8.0 years	25.23	561,519	25.24
$27.32 to $29.50	1,378,500	8.2 years	28.08	489,900	29.46

$5.51 to $29.50	5,460,465	6.6 years	22.80	3,711,237	21.54

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 11.     Income Taxes

      Deferred income tax assets (liabilities) included in the Combined Balance Sheets as of December 31 relate to the following:

	2002	2001

	(in thousands)
Deferred tax assets:
Deferred income	$3,088	$2,916
Pension, compensation and other employee benefits	27,813	25,231
Provisions for losses	45,893	45,380
State income taxes	19,808	13,303
Tax credit carryforwards	15,653	12,738
Other deferred income tax assets	11,618	10,264

	123,873	109,832

Deferred tax liabilities:
Property and equipment	(12,403)	(13,828)
Unrealized gain on securities classified as available-for-sale	(607)	(209)
Other deferred income tax liabilities	(16,500)	(16,599)

	(29,510)	(30,636)

Foreign deferred tax liabilities included above	10,748	10,704

United States deferred tax assets	$105,111	$89,900

      The $15.7 million of tax credit carryforwards as of December 31, 2002 consist of $5.7 million of foreign tax credit carryforwards that expire in 2005 and 2006, $978,000 of general business credit carryforwards that expire in 2019 through 2021, and $9.0 million of alternative minimum tax carryforwards that can be carried forward indefinitely.

      Income tax expense (benefit) on income (loss) before change in accounting principle for the years ended December 31 consisted of the following:

	2002	2001	2000

	(in thousands)
Current:
United States:
Federal	$(9,800)	$12,481	$12,348
State	17,709	4,854	1,672
Foreign	6,899	8,118	12,192

	14,808	25,453	26,212
Deferred	(4,969)	(45,902)	1,588

Income tax expense (benefit)	$9,839	$(20,449)	$27,800

      Certain tax benefits related primarily to stock option exercises and dividends paid to the ESOP totaling $2.6 million, $6.7 million, and $8.4 million in 2002, 2001, and 2000, respectively, were credited to Stockholder’s equity (Net Investment of Viad).

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the income tax expense (benefit) on income (loss) before change in accounting principle and the amount that would be computed using statutory federal income tax rates for the years ended December 31 is as follows:

	2002		2001			2000

	(in thousands)
Computed income taxes at statutory federal income tax rate of 35%	$6,381	35.0%	$(21,368)	(35.0%	)	$25,411	35.0%
Nondeductible goodwill amortization	—	0.0%	2,048	3.3%		1,942	2.7%
State income taxes	1,547	8.5%	(263)	(0.4%	)	1,611	2.2%
Other, net	1,911	10.5%	(866)	(1.4%	)	(1,164)	(1.6%	)

Income tax expense (benefit)	$9,839	54.0%	$(20,449)	(33.5%	)	$27,800	38.3%

      United States and foreign income (loss) before income taxes and change in accounting principle for the years ended December 31 was as follows:

	2002	2001	2000

	(in thousands)
United States	$(1,286)	$(74,977)	$62,450
Foreign	19,520	13,925	10,152

Income before income taxes and change in accounting principle	$18,234	$(61,052)	$72,602

Note 12.     Pension and Other Postretirement Benefits

Pension Benefits

      Viad has trusteed, noncontributory pension plans that cover certain employees, including New Viad participants. Pension benefits are supplemented, in most cases, by defined matching company stock contributions to employees’ 401(k) plans as described in Note 9. In addition, Viad retained the obligations for such benefits for employees of certain sold businesses. Through December 31, 2000, the principal retirement plan was structured using a traditional defined benefit formula based primarily on final average pay and years of service. Benefits earned under this formula ceased accruing as of December 31, 2000, with no change to retirement benefits earned through that date. Effective January 1, 2001, benefits began accruing under a cash accumulation account formula based upon a percentage of pay plus interest. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations. Certain defined pension benefits, primarily those in excess of benefit levels permitted under qualified pension plans, are unfunded.

      Contributions to multiemployer pension plans related to New Viad participants totaled $16.6 million, $14.6 million, and $16.5 million in 2002, 2001 and 2000, respectively. Costs of 401(k) defined contribution and other pension plans totaled $1.8 million, $1.6 million, and $2.0 million in 2002, 2001 and 2000, respectively.

      Pursuant to the Employee Benefits Agreement, MoneyGram will become the sponsor of Viad’s primary defined benefit pension plan and will assume the assets and liabilities related to such plan. No new benefits will accrue under the qualified defined benefit pension plan after December 31, 2003. The assets and liabilities related to such plan are not reflected in New Viad’s combined financial statements.

      Subsequent to the completion of the spin-off, New Viad will retain the assets and liabilities related to certain other defined benefit pension arrangements, primarily associated with previously sold businesses. The aggregate liability recorded in New Viad’s combined financial statements for such arrangements was $8.7 million and $2.9 million as of December 31, 2002 and 2001, respectively.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Postretirement Benefits Other Than Pensions

      Viad and certain of its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for certain eligible employees, retirees and dependents, including New Viad participants. The related postretirement benefit liabilities are recognized over the period that services are provided by employees. In addition, Viad retained the obligations for such benefits for retirees of certain sold businesses. While the plans have no funding requirements, Viad may fund the plans. Pursuant to the Employee Benefits Agreement, New Viad will remain the plan sponsor of Viad’s primary postretirement benefit plans subsequent to the completion of the spin-off. The aggregate liability recorded in New Viad’s combined financial statements for such arrangements was $21.7 million and $22.3 million as of December 31, 2002 and 2001, respectively.

      The net periodic postretirement benefit cost for the years ended December 31 included the following components:

	2002	2001	2000

	(in thousands)
Service cost	$428	$332	$315
Interest cost	2,725	2,591	2,604
Expected return on plan assets	(148)	(383)	(372)
Amortization of prior service cost	(959)	(643)	(645)
Recognized net actuarial loss (gain)	713	(82)	(77)

Net periodic postretirement benefit cost	$2,759	$1,815	$1,825

      The status of the plans as of December 31 is set forth below:

	2002	2001

	(in thousands)
Change in accumulated benefit obligation:
Benefit obligation at beginning of year	$36,573	$34,894
Service cost	428	332
Interest cost	2,725	2,591
Actuarial adjustments	12,808	1,657
Plan amendments	(3,636)	—
Benefits paid	(2,692)	(2,901)

Benefit obligation at end of year	46,206	36,573

Change in plan assets:
Fair value of plan assets at beginning of year	5,583	11,719
Actual return on plan assets	33	(6,136)
Company contributions	2,692	2,901
Benefits paid	(2,692)	(2,901)

Fair value of plan assets at end of year	5,616	5,583

Funded status	(40,590)	(30,990)
Unrecognized prior service reduction	(8,865)	(6,157)
Unrecognized net actuarial loss	17,281	5,041

Accrued postretirement benefit cost	$(32,174)	$(32,106)

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The assumed health care cost trend rate used in measuring the 2002 accumulated postretirement benefit obligation was 10 percent for the year 2003, gradually declining to 5 percent by the year 2008 and remaining at that level thereafter. The assumed health care cost trend rate used in measuring the 2001 accumulated postretirement benefit obligation was 6 percent in 2001, declining to 5 percent in 2002.

Weighted Average Assumptions

      Weighted average assumptions used as of December 31 were as follows:

	2002	2001

Discount rate	6.75%	7.25%
Expected return on plan assets	3.75%	3.75%

Note 13.     Leases

      New Viad has entered into operating leases for the use of certain of its offices, equipment, and other facilities. These leases expire over periods ranging from one to 12 years, and some of which provide for renewal options ranging from one to 28 years. Leases which expire are generally renewed or replaced by similar leases. Some leases contain scheduled rental increases accounted for on a straight-line basis.

      As of December 31, 2002, New Viad’s future minimum rental payments and related sublease rentals receivable with respect to noncancelable operating leases with terms in excess of one year were as follows:

		Receivable
	Rental	Under
	Payments	Subleases

	(in thousands)
2003	$25,260	$5,365
2004	21,779	4,540
2005	17,989	3,978
2006	13,579	3,105
2007	12,140	2,369
Thereafter	55,835	7,283

Total	$146,582	$26,640

      Net rent expense under operating leases for the years ended December 31 consisted of the following:

	2002	2001	2000

	(in thousands)
Minimum rentals	$29,539	$30,273	$29,801
Sublease rentals	(3,086)	(2,607)	(2,613)

Total rentals, net	$26,453	$27,666	$27,188

Note 14.	Litigation, Claims and Other Contingencies

      Viad and certain of its subsidiaries are plaintiffs or defendants to various actions, proceedings and pending claims for which New Viad will retain legal and financial responsibility subsequent to the completion of the spin-off. Certain of these pending legal actions are or purport to be class actions. Some of the foregoing involve, or may involve, compensatory, punitive or other damages. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings, or claims could be decided against New Viad. Although the amount of liability as of December 31, 2002, with respect to certain of these matters is not ascertainable, the

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Company believes that any resulting liability, after taking into consideration amounts already provided for, will not have a material effect on New Viad’s financial position or results of operations.

      Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions Viad has or had operations and is subject to certain international agreements. As is the case with many companies, Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although Viad is a party to certain environmental disputes for which New Viad will retain any liabilities, the Company believes that any liabilities resulting from these disputes, after taking into consideration amounts already provided for, exclusive of any potential insurance recoveries, will not have a material effect on New Viad’s financial position or results of operations.

      As of December 31, 2002, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries, including those comprising New Viad. These guarantees are not subject to liability recognition in the combined financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by the Company’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees related to New Viad existing at December 31, 2002 would be $40.4 million. As of December 31, 2002, the aggregate guarantees related to leased facilities were $34.6 million, and expire through December 2006. As of December 31, 2002, the aggregate guarantees related to credit or loan arrangements with banks were $5.8 million which expire through September 2003. There are no recourse provisions that would enable New Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby New Viad could recover payments.

Note 15.	Related Party Transactions

      Cash distributions from Viad primarily represent cash transfers to New Viad in order to fund working capital requirements and for general corporate purposes. Distributions to Viad primarily represent cash payments to fund stockholder dividends, common stock repurchases, interest and principal payments on general corporate debt obligations and certain capital contributions associated with MoneyGram. The net distributions from (to) Viad were $(36.1) million, $(53.3) million and $29.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 16.	Segment Information

      New Viad measures profit and performance of its operations on the basis of operating income before restructuring charges and other items.

      The accounting policies of the operating segments are the same as those described in Note 1. Combined revenues and operating income reflect the elimination of intersegment sales and transfers. Corporate activities include expenses not allocated to operations.

      New Viad’s three reportable segments are GES, Exhibitgroup and Travel and Recreation Services. GES provides various convention and tradeshow services throughout North America such as transportation, installation, dismantling and management services to trade associations, show management companies and exhibitors; Exhibitgroup specializes in the design, construction, installation and warehousing of convention and tradeshow exhibits and displays, primarily for corporate customers in North America and to a lesser extent in Europe, and the Travel and Recreation Services segment operates historic lodges and food services in certain national parks in North America, and tour and charter operations in the Canadian Rockies.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Disclosures regarding New Viad’s reportable segments with reconciliations to combined totals are presented in the accompanying tables:

	2002	2001	2000

	(in thousands)
Revenues:
GES	$533,857	$537,650	$605,715
Exhibitgroup	252,376	346,394	426,400
Travel and Recreation Services	58,253	61,453	72,508

Reportable segments	$844,486	$945,497	$1,104,623

Operating income (loss) before restructuring charges and other items (1):
GES	$42,756	$31,007	$49,916
Exhibitgroup	(2,597)	3,324	30,679
Travel and Recreation Services	14,243	14,698	19,123

Reportable segments	54,402	49,029	99,718
Corporate activities	(14,230)	(13,645)	(12,645)

	40,172	35,384	87,073
Investment income	1,004	529	759
Interest expense	(4,056)	(5,607)	(5,719)
Restructuring charges:
GES	773	(13,589)	(6,183)
Exhibitgroup	(19,355)	(44,182)	(2,494)
Corporate	80	(3,652)	512
Litigation settlement and costs	—	(29,274)	—
Minority interests	(384)	(661)	(1,346)

Income (loss) before income taxes and change in accounting principle	$18,234	$(61,052)	$72,602

(1)	Includes amortization of goodwill of $4.3 million and $4.4 million for 2001 and 2000, respectively, for GES, $3.5 million and $3.1 million for 2001 and 2000, respectively, for Exhibitgroup, and $856,000 and $859,000 for 2001 and 2000, respectively, for the Travel and Recreation Services segment.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

	(in thousands)
Assets:
GES	$264,033	$269,094	$325,760
Exhibitgroup	167,718	228,212	265,737
Travel and Recreation Services	88,590	76,709	79,590

Reportable segments	520,341	574,015	671,087
Corporate and other	153,015	158,833	155,111

	$673,356	$732,848	$826,198

Depreciation and amortization:(1)
GES	$14,580	$21,271	$22,538
Exhibitgroup	4,383	9,694	9,737
Travel and Recreation Services	3,570	4,219	5,339

Reportable segments	22,533	35,184	37,614
Corporate and other	2,260	2,232	2,915

	$24,793	$37,416	$40,529

Capital expenditures:
GES	$9,265	$11,118	$6,045
Exhibitgroup	1,961	4,025	7,276
Travel and Recreation Services	2,045	1,997	4,696

Reportable segments	13,271	17,140	18,017
Corporate and other	114	418	2,379

	$13,385	$17,558	$20,396

(1)	Includes amortization of goodwill of $4.3 million and $4.4 million for 2001 and 2000, respectively, for GES; $3.5 million and $3.1 million for 2001 and 2000, respectively, for Exhibitgroup and $856,000 and $859,000 for 2001 and 2000, respectively, for the Travel and Recreation Services segment.

Geographic Areas

      New Viad’s foreign operations are located principally in Canada and Europe. GES and Exhibitgroup revenues are designated as foreign based on the originating location of the product or service. Long-lived assets are attributed to domestic or foreign based principally on physical location of the assets. Long-lived assets consist

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

of “Property and equipment” and “Other investments and assets.” The table below presents the financial information by major geographic area:

	2002	2001	2000

	(in thousands)
Revenues:
United States	$752,875	$833,316	$982,135
Foreign	91,611	112,181	122,488

Total revenues	$844,486	$945,497	$1,104,623

Long-lived assets:
United States	$116,797	$134,091	$186,318
Foreign	54,561	57,903	66,197

Total long-lived assets	$171,358	$191,994	$252,515

Note 17.	Condensed Combined Quarterly Results (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
2002
Revenues:	$257,977	$212,579	$208,801	$165,129

Operating income (loss):
Ongoing operations(1)	$21,792	$18,807	$17,470	$(3,667)
Corporate activities	(3,405)	(5,586)	(3,268)	(1,971)
Restructuring recoveries (charges)(2)	—	—	853	(19,355)

Operating income (loss)	$18,387	$13,221	$15,055	$(24,993)

Net income (loss)(3)	$(27,878)	$5,686	$9,572	$(16,724)
Pro forma diluted net income (loss) per common share	(0.32)	0.07	0.11	(0.19)
Pro forma basic net income (loss) per common share	(0.32)	0.07	0.11	(0.19)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
2001
Revenues:	$293,168	$270,323	$209,003	$173,003

Operating income (loss):
Ongoing operations(1)	$23,435	$27,538	$4,176	$(6,120)
Corporate activities(4)	(5,245)	(4,357)	(2,113)	(1,930)
Restructuring charges(2)	—	—	(61,423)	—
Litigation settlement and costs(5)	—	(29,274)	—	—

Operating income (loss)	$18,190	$(6,093)	$(59,360)	$(8,050)

Net income (loss)	$5,635	$(6,201)	$(36,243)	$(3,794)
Pro forma diluted net income (loss) per common share	0.07	(0.07)	(0.42)	(0.04)
Pro forma basic net income (loss) per common share	0.07	(0.07)	(0.42)	(0.04)

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(1)	Represents revenues less costs of services and costs of products sold.

(2)	In the fourth quarter of 2002, New Viad recorded restructuring charges totaling $19.4 million associated with the closure and consolidation of certain facilities, severance and other employee benefits. New Viad had recorded restructuring charges totaling $61.4 million in the third quarter of 2001, of which $853,000 was reversed in the third quarter of 2002 as certain actual costs incurred were less than original estimates.

(3)	Effective in the first quarter 2002, upon adoption of SFAS No. 142, New Viad recorded an impairment charge of $40.0 million ($37.7 million after-tax) related to Exhibitgroup. This charge was recorded as a change in accounting principle.

(4)	The third and fourth quarters of 2001 include a reversal of expense provisions associated with certain incentive plans because targets were not achieved.

(5)	In the second quarter of 2001, New Viad recorded a charge totaling $29.3 million at GES representing primarily the write-off of net receivables and prepayments made to Key3Media.

INDEPENDENT AUDITORS’ REPORT ON SUPPLEMENTAL SCHEDULE

To the Stockholders and Board of Directors of Viad Corp:

      Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements of New Viad taken as a whole. The supplemental schedule “Schedule II — Valuation and Qualifying Accounts” listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This schedule is the responsibility of the Company’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
December 15, 2003

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

NEW VIAD

		Additions		Deductions

	Balance at	Charged to	Charged to		Credited to	Balance at
	Beginning	Costs and	Other		Other	End of
Description	of Year	Expenses	Accounts	Writeoffs	Accounts	Year

	(In thousands)
Provision for doubtful accounts for the years ended:

December 31, 2002	$3,695	$4,984	$—	$(4,675)	$—	$4,004
December 31, 2001	1,045	3,821	—	(1,171)	—	3,695
December 31, 2000	907	529	—	(391)	—	1,045

NEW VIAD

(As defined in the Notes to the Unaudited Interim Combined Financial Statements)

COMBINED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(Unaudited)

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$66,284	$40,147
Accounts receivable, net of allowance for doubtful accounts of $3,214 at September 30, 2003 and $4,004 at December 31, 2002	49,060	37,119
Inventories	35,170	41,839
Deferred income taxes	32,272	39,083
Other current assets	11,405	11,796

Total current assets	194,191	169,984
Property and equipment, net	154,432	152,502
Other investments and assets	24,228	18,856
Deferred income taxes	65,563	66,028
Goodwill	255,097	251,757
Other intangible assets, net	14,197	14,229

Total Assets	$707,708	$673,356

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$34,214	$35,346
Other current liabilities	158,720	160,113
Current portion of long-term debt	908	16,125

Total current liabilities	193,842	211,584
Long-term debt	50,077	50,653
Pension and other postretirement benefits	26,381	25,707
Other deferred items and insurance liabilities	117,637	116,072
Commitments and contingencies (Notes 7 and 11)
Minority interests	3,337	3,177
Stockholder’s equity:
Net investment of Viad Corp	317,168	281,279
Accumulated other comprehensive income (loss):
Unrealized gain on investments	253	199
Cumulative foreign currency translation adjustments	2,984	(11,344)
Minimum pension liability adjustment	(3,971)	(3,971)

Total stockholder’s equity	316,434	266,163

Total Liabilities and Stockholder’s Equity	$707,708	$673,356

See Notes to Unaudited Interim Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Unaudited Interim Combined Financial Statements)

COMBINED STATEMENTS OF INCOME

	Nine months ended
	September 30,

	2003	2002

	(Unaudited)

	(in thousands,
	except per share data)
Revenues:
Convention show services	$428,951	$460,423
Exhibit design and construction	149,367	165,450
Travel and recreation services	48,278	53,484

Total revenues	626,596	679,357

Costs and expenses:
Costs of services	426,196	460,727
Costs of products sold	149,382	160,560
Corporate activities	12,447	10,951
Interest income	(272)	(611)
Interest expense	2,900	3,658
Restructuring recoveries	(1,476)	(853)
Minority interests	179	526

Total costs and expenses	589,356	634,958

Income before income taxes and change in accounting principle	37,240	44,399
Income tax expense	16,300	19,280

Income before change in accounting principle	20,940	25,119
Change in accounting principle, net of tax	—	(37,739)

Net income (loss)	$20,940	$(12,620)

Unaudited pro forma diluted income (loss) per common share
Income per share before change in accounting principle	$0.24	$0.29
Change in accounting principle, net of tax	—	(0.44)

Net income (loss) per common share	$0.24	$(0.15)

Average outstanding and potentially dilutive common shares	86,524	86,961

Unaudited pro forma basic income (loss) per common share
Income per share before change in accounting principle	$0.24	$0.29
Change in accounting principle, net of tax	—	(0.44)

Net income (loss) per common share	$0.24	$(0.15)

Average outstanding common shares	86,168	86,325

See Notes to Unaudited Interim Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Unaudited Interim Combined Financial Statements)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	September 30,

	2003	2002

	(Unaudited)

	(in thousands)

Net income (loss)	$20,940	$(12,620)

Other comprehensive income:
Unrealized gains (losses) on investments:
Holding gains (losses) arising during the period, net of tax expense (benefit) of $35 and $(150)	54	(234)

Unrealized foreign currency translation gains	14,328	986

Other comprehensive income	14,382	752

Comprehensive income (loss)	$35,322	$(11,868)

See Notes to Unaudited Interim Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Unaudited Interim Combined Financial Statements)

COMBINED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30,

	2003	2002

	(Unaudited)

	(in thousands)
Cash flows from operating activities
Net income (loss)	$20,940	(12,620)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	17,604	18,916
Deferred income taxes	7,134	5,369
Change in accounting principle	—	40,000
Restructuring recoveries	(1,476)	(853)
Other noncash items, net	566	7,583
Change in operating assets and liabilities:
Accounts receivable	(12,828)	(2,331)
Inventories	6,669	9,695
Accounts payable	(1,132)	7,743
Other assets and liabilities, net	(1,023)	11,783

Net cash provided by operating activities	36,454	85,285

Cash flows from investing activities
Capital expenditures	(10,037)	(6,805)
Proceeds from dispositions of property and other assets	564	554

Net cash used in investing activities	(9,473)	(6,251)

Cash flows from financing activities
Payments on long-term borrowings	(13,014)	(4,555)
Net change in short-term borrowings	(2,779)	1,347
Net distributions from (to) Viad Corp	14,949	(54,947)

Net cash used in financing activities	(844)	(58,155)

Net increase in cash and cash equivalents	26,137	20,879
Cash and cash equivalents, beginning of year	40,147	30,686

Cash and cash equivalents, end of period	$66,284	$51,565

Supplemental disclosure of cash flow information
Cash paid during the period for:
Income taxes	$6,410	$3,319

Interest	$2,261	$2,407

See Notes to Unaudited Interim Combined Financial Statements.

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2003 and 2002
(Unaudited)

Note 1 — Basis of Preparation and Principles of Combination

Distribution

      On July 24, 2003, Viad Corp (“Viad”) announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock. At the time of the spin-off, the business of MoneyGram will consist solely of the business of the Payment Services operations. The continuing business of Viad (“New Viad” or the “Company”) will consist solely of the businesses of the convention and event services, exhibit design and construction, and travel and recreation services operations including Viad’s centralized corporate functions located in Phoenix, Arizona.

      The spin-off and related transactions are subject to a number of conditions and are not expected to be completed earlier than the end of the first quarter of 2004. No assurances can be given that any such transaction will be completed.

      For purposes of, among other things, governing certain of the ongoing relations between MoneyGram and New Viad as a result of the spin-off as well as to allocate certain tax, employee benefit and other liabilities arising prior to the spin-off, the companies will enter into various agreements, including a Distribution Agreement, Tax Sharing Agreement, Employee Benefits Agreement and Interim Services Agreement. Pursuant to the Employee Benefits Agreement, among other things, MoneyGram will establish a trust comparable to the Viad Employee Equity Trust to receive the shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, and hold those shares for the benefit of its employees and their beneficiaries. These shares will be used to provide employee benefits.

      Pursuant to the Employee Benefits Agreement, each option to purchase shares of Viad common stock will be adjusted to consist of an option to purchase the same number of shares of Viad common stock and an option to purchase the same number of shares of MoneyGram common stock. The exercise price and number of shares subject to the Viad and MoneyGram options will be adjusted so that the two options have a combined intrinsic value equal to the intrinsic value of the Viad option before taking into account the effect of the distribution. The options will otherwise generally continue to be and become exercisable on substantially the same terms and conditions set forth in the original Viad benefit plans, except as otherwise provided in the Employee Benefits Agreement. Each holder of Viad restricted stock will receive a pro-rated distribution of MoneyGram restricted stock in the distribution which will also be subject to vesting requirements, except as otherwise provided in the Employee Benefits Agreement.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million, tender for its senior notes and subordinated debt and retire certain other obligations, for a total of approximately $62.5 million, and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million ($101 per share). New Viad intends to negotiate and enter into bank credit facilities providing availability of at least $100 million for working capital purposes and to support letters of credit, of which New Viad expects to borrow approximately $29 million at the time of the spin-off. Management expects that the term of such facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio.

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

      Due to the relative significance of MoneyGram as compared to New Viad, the transaction will be accounted for as a reverse spin-off in accordance with Emerging Issues Task Force (EITF) Issue No. 02-11 (EITF No. 02-11). The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (APB) Opinion No. 29 (APB No. 29). MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad.

Basis of Presentation

      The combined financial statements of New Viad include the financial position, results of operations and cash flows of the GES, Exhibitgroup and Travel and Recreation Services businesses, and centralized corporate functions of Viad, all of which are under common ownership and common management, as if it were a separate entity for all periods presented. The combined financial statements include allocations of Viad corporate headquarters assets and liabilities based on the legal ownership of such items as stipulated in the Distribution Agreement and also include corporate overhead expenses except those directly related to the Payment Services business. These expenses are not necessarily indicative of the costs and expenses that would have been incurred had New Viad operated as a separate entity. Viad’s general corporate investments and certain unallocated debt obligations, and related interest income and expense are not included in the combined financial statements of New Viad. The combined financial statements include the accounts of New Viad as defined above. All significant intercompany account balances and transactions have been eliminated in combination.

      These combined financial statements may not necessarily reflect the results of operations, financial position, changes in stockholder’s net investment and cash flows of New Viad in the future or had it operated as a separate independent company during the periods presented. The combined financial statements do not reflect any changes that may occur in the financing and operations of New Viad as a result of the spin-off transaction.

      The accompanying unaudited combined financial statements of New Viad have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

Note 2 — Stock-Based Compensation

      As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), New Viad uses the intrinsic value method prescribed by APB No. 25, in accounting for the participation of New Viad employees in Viad’s stock-based compensation plans. Accordingly, New Viad does not record an expense over the related service period based on the grant-date fair value of all stock-based awards. In accordance with the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” the following table summarizes New Viad’s net income

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

(loss) and diluted and basic income (loss) per share both as reported and on a pro forma basis as if New Viad had applied the expense recognition provisions of SFAS No. 123 for the periods indicated:

	Nine months ended
	September 30,

	2003	2002

	(in thousands, except
	per share data)
Net income (loss), as reported	$20,940	$(12,620)
Plus: stock-based employee compensation expense recorded under APB 25, net of tax	248	—
Less: stock-based employee compensation expense determined under fair value based method, net of tax	(2,064)	(4,147)

Pro forma net income (loss)	$19,124	$(16,767)

Unaudited pro forma diluted income (loss) per share:
As reported	$0.24	$(0.15)

Pro forma	$0.22	$(0.19)

Unaudited pro forma basic income (loss) per share:
As reported	$0.24	$(0.15)

Pro forma	$0.22	$(0.19)

Note 3 — Inventories

      The components of inventories were as follows:

	September 30,	December 31,
	2003	2002

	(in thousands)
Raw materials	$22,146	$22,487
Work in process	13,024	19,352

Inventories	$35,170	$41,839

Note 4 — Property and Equipment

      Property and equipment consists of the following:

	September 30,	December 31,
	2003	2002

	(in thousands)
Land	$24,361	$21,693
Buildings and leasehold improvements	78,160	72,623
Equipment and other	259,678	249,753

	362,199	344,069
Accumulated depreciation	(207,767)	(191,567)

Property and equipment	$154,432	$152,502

      Depreciation expense was $17.5 million and $18.8 million for the nine months ended September 2003 and 2002, respectively.

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Note 5 — Goodwill and Other Intangible Assets

      Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company completed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. It was determined that no impairment existed for certain intangible assets but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recognized in the first quarter of 2002 upon the initial adoption of SFAS No. 142 related to goodwill at Exhibitgroup. The fair value of that reporting unit was estimated using the expected present value of future cash flows. The impairment resulted from a change in the criteria for measurement of impairment from an undiscounted to a discounted cash flow method. This impairment is included in the combined statements of income under “Change in accounting principle.”

Note 6 — Accrued Liabilities and Other

      Other current liabilities consists of the following:

	September 30,	December 31,
	2003	2002

	(in thousands)
Accrued compensation	$30,012	$25,668
Accrued income taxes	44,173	40,553
Accrued restructuring	4,741	12,027
Customer deposits	31,683	30,062
Other	48,111	51,803

Total other current liabilities	$158,720	$160,113

      Other deferred items and insurance liabilities consists of the following:

	September 30,	December 31,
	2003	2002

	(in thousands)
Accrued restructuring	$22,046	$23,330
Foreign deferred tax liability	12,481	10,748
Self-insured liability accrual	33,592	30,583
Liabilities associated with previously sold operations	28,286	30,678
Other	21,232	20,733

Total other deferred items and insurance liabilities	$117,637	$116,072

Note 7 — Debt and Other Obligations

      Long-term debt includes debt allocated or directly attributable to New Viad. Included in New Viad’s combined financial statements is an allocated portion of Viad’s historical debt balances. For the purpose of preparing New Viad’s combined financial statements, the historical allocation of debt was based on the pro-rated level of debt (other than debt related to employee benefits) estimated to be owed by New Viad at the time of the spin-off. The estimated fair value of total debt was $51.6 million and $67.6 million as of September 30, 2003 and December 31, 2002, respectively.

      As of September 30, 2003, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries, including those comprising New Viad. These guarantees are not subject to liability recognition in the combined financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by the Company’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees existing as of September 30, 2003 is $35.0 million. There are no recourse provisions that would enable Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby Viad could recover payments.

Note 8 — Income Taxes

      A reconciliation of the income tax expense on income before change in accounting principle and the amount that would be computed using statutory federal income tax rates is as follows:

	Nine months ended
	September 30,

	2003		2002

	(in thousands)
Computed income taxes at statutory federal income tax rate	$13,034	35.0%	$15,540	35.0%
State income taxes	2,459	6.6%	3,443	7.7%
Other, net	807	2.2%	297	0.7%

Income tax expense	$16,300	43.8%	$19,280	43.4%

(1)	APB Opinion No. 28 requires that income taxes be recorded based on the estimated effective tax rate expected to be applicable for the entire fiscal year.

Note 9 — Income Per Share

      A reconciliation of the numerators and denominators of diluted and basic per share computations for income before change in accounting principle is as follows:

	Nine months ended
	September 30,

	2003	2002

	(in thousands, except
	per share data)
Income before change in accounting principle	$20,940	$25,119

Average outstanding common shares	86,168	86,325
Additional dilutive shares related to stock-based compensation	356	636

Average outstanding and potentially dilutive common shares	86,524	86,961

Unaudited pro forma diluted income per share before change in accounting principle	$0.24	$0.29

Unaudited pro forma basic income per share before change in accounting principle	$0.24	$0.29

      Options to purchase 3,498,000 and 1,215,000 shares of common stock were outstanding at September 30, 2003 and 2002, respectively, but were not included in the computation of diluted income per share because the effect would be antidilutive.

Note 10 — Restructuring Charges

      In the fourth quarter of 2002, the Company approved a plan of restructuring related to Exhibitgroup and recorded a charge totaling $20.5 million. The charge consisted of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits and included a provision for the write-down (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

costs (less estimated sublease income) and other exit costs. As of September 30, 2003, there was a remaining liability of $11.9 million, of which $2.7 million and $9.2 million were included in the Combined Balance Sheets under “Other current liabilities” and “Other deferred items and insurance liabilities,” respectively. The Company expects to complete the restructuring activities by December 31, 2003, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Additionally, payments of severance and benefits will continue to be made over the varying terms of the individual separation agreements.

      A summary of the change in the 2002 restructuring charge liability balance as of September 30, 2003 is as follows:

		Facility Closure
	Severance	and Lease
	and Benefits	Termination	Total

	(in thousands)
Balance at December 31, 2002	$2,911	$12,814	$15,725
Cash payments	(1,230)	(2,574)	(3,804)

Balance at September 30, 2003	$1,681	$10,240	$11,921

      In the third quarter of 2001, the Company approved a plan of restructuring and recorded a charge totaling $65.1 million related to GES and Exhibitgroup. Of the total charge, $13.6 million related to GES, $47.9 million related to Exhibitgroup and $3.6 million related to corporate activities. The restructuring charges were associated with the closure and consolidation of certain facilities, severance and other employee benefits. All facilities were closed or consolidated and all positions eliminated as of December 31, 2002. As of September 30, 2003, there was a remaining liability of $14.9 million, of which $2.0 million and $12.9 million were included in the Combined Balance Sheets under “Other current liabilities” and “Other deferred items and insurance liabilities,” respectively. Payments for severance and benefits as well as lease obligations will continue to be made over the varying terms of the individual separation agreements or remaining terms of the leases, respectively. In the second quarter 2003, $1.5 million of the 2001 restructuring charge was reversed as certain costs originally anticipated in the restructuring plan will not be incurred. The reversal was included in the Combined Statements of Income under the caption “Restructuring recoveries.”

      A summary of the change in the 2001 restructuring charge liability balance as of September 30, 2003 is as follows:

		Facility Closure
	Severance	and Lease
	and Benefits	Termination	Total

	(in thousands)
Balance at December 31, 2002	$882	$18,750	$19,632
Cash payments	(406)	(2,884)	(3,290)
Adjustment to facility closure liability	—	(1,276)	(1,276)
Adjustment to severance liability	(200)	—	(200)

Balance at September 30, 2003	$276	$14,590	$14,866

Note 11 — Litigation, Claims and Other Contingencies

      Viad and certain of its subsidiaries are plaintiffs or defendants to various actions, proceedings and pending claims for which New Viad will retain legal and financial responsibility subsequent to the completion of the spin-off. Certain of these pending legal actions are or purport to be class actions. Some of the foregoing involve, or may involve, compensatory, punitive or other damages. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings, or claims could be decided against New Viad. Although the amount of liability as of September 30, 2003, with respect to certain of these matters is not ascertainable, the

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Company believes that any resulting liability, after taking into consideration amounts already provided for, will not have a material effect on New Viad’s financial position or results of operations.

      Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions Viad has or had operations and is subject to certain international agreements. As is the case with many companies, Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although Viad is a party to certain environmental disputes for which New Viad will retain any liabilities, the Company believes that any liabilities resulting from these disputes, after taking into consideration amounts already provided for, exclusive of any potential insurance recoveries, will not have a material effect on New Viad’s financial position or results of operations.

Note 12 — Related Party Transactions

      Cash distributions from Viad primarily represent cash transfers to New Viad in order to fund working capital requirements and for general corporate purposes. Distributions to Viad primarily represent cash payments to fund stockholder dividends, common stock repurchases, and interest and principal payments on general corporate debt obligations. The net distributions from (to) Viad were $14.9 million and $(54.9) million for the nine months ended September 30, 2003 and 2002, respectively.

Note 13 — Segment Information

      New Viad measures profit and performance of its operations on the basis of operating income before restructuring charges (recoveries) and other items. Intersegment sales are eliminated in combination and intersegment transfers are not significant. Corporate activities include expenses not allocated to operations. Disclosures regarding New Viad’s reportable segments along with reconciliations to combined totals are as follows:

	Nine months ended
	September 30,

	2003	2002

	(in thousands)
Revenues:
GES	$411,592	$438,192
Exhibitgroup	166,726	187,681
Travel and Recreation Services	48,278	53,484

Reportable segments	$626,596	$679,357

Segment operating income:
GES	$42,356	$41,938
Exhibitgroup	(3,340)	(259)
Travel and Recreation Services	12,002	16,391

	51,018	58,070
Corporate activities and minority interests	(12,626)	(11,477)

	38,392	46,593
Investment income	272	611
Interest expense	(2,900)	(3,658)
Restructuring recovery	1,476	853

Income before income taxes and change in accounting principle	$37,240	$44,399

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Note 14 — Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables,” (EITF No. 00-21) effective for New Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The adoption of EITF No. 00-21 did not have a material affect on New Viad’s financial position or results of operations.

      In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. In accordance with FIN 45, the Company’s guarantees principally relate to a parent’s guarantee of a subsidiary’s debt to a third party, and would therefore, be excluded from liability recognition at inception. The adoption of FIN 45 did not have a material affect on New Viad’s financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. This statement also amends APB No. 28 to require disclosure about those effects in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. New Viad has elected not to voluntarily change to the fair value based method of accounting for stock-based compensation at this time. New Viad has included the additional disclosure requirements in Note 2 of notes to unaudited interim combined financial statements.